Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.
SUBJECT TO COMPLETION, DATED NOVEMBER 6, 2015
INFORMATION STATEMENT
MANITOWOC FOODSERVICE, INC.
2227 Welbilt Blvd., New Port Richey, FL 34655
COMMON STOCK
(par value $0.01 per share)
We are sending you this Information Statement in connection with The Manitowoc Company, Inc.’s spin-off of its wholly owned subsidiary, Manitowoc Foodservice, Inc., or “Manitowoc Foodservice.” To effect the spin-off, The Manitowoc Company, Inc., or “Manitowoc ParentCo,” will distribute all of the shares of Manitowoc Foodservice common stock on a pro rata basis to the holders of Manitowoc ParentCo common stock (the “Distribution”). We expect that for the United States ("U.S.") federal income tax purposes the Distribution will be tax-free to Manitowoc ParentCo’s U.S. shareholders, except for cash that shareholders receive in lieu of fractional shares.
If you are a record holder of Manitowoc ParentCo common stock as of the close of business on [●], 2016, which is the record date for the Distribution, you will be entitled to receive one share of Manitowoc Foodservice common stock for every one share of Manitowoc ParentCo common stock you hold on that date. Manitowoc ParentCo will distribute the shares of Manitowoc Foodservice common stock in book-entry form, which means that we will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of Manitowoc Foodservice common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each holder (net of any required withholding for taxes applicable to each holder) who would otherwise have been entitled to receive a fractional share in the Distribution.
The Distribution will be effective as of [●], 2016. Immediately after the Distribution becomes effective, we will be an independent, publicly traded company.
Manitowoc ParentCo’s shareholders are not required to vote on or take any other action in connection with the spin-off. We are not asking you for a proxy, and you are requested not to send us a proxy. Manitowoc ParentCo’s shareholders will not be required to pay any consideration for the shares of Manitowoc Foodservice common stock they receive in the spin-off, surrender or exchange their shares of Manitowoc ParentCo common stock, or take any other action in connection with the spin-off.
Manitowoc ParentCo currently owns all of the outstanding shares of Manitowoc Foodservice common stock. Accordingly, no trading market for Manitowoc Foodservice common stock currently exists. We expect, however, that a limited trading market for Manitowoc Foodservice common stock, commonly known as a “when-issued” trading market, will develop as early as two trading days prior to the record date for the Distribution, and we expect “regular-way” trading of Manitowoc Foodservice common stock will begin on the first trading day after the distribution date. We intend to list Manitowoc Foodservice common stock on the New York Stock Exchange under the symbol “MFS.”
In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 14 of this Information Statement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.
This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.
The date of this Information Statement is [●], 2016.
A notice of this Information Statement’s availability was first sent to holders of record of Manitowoc ParentCo on or about [●], 2016.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF
The following provides only a summary of the terms of the Spin-Off. You should read the section entitled “The Spin-Off” in this Information Statement for a more detailed description of the matters described below.
In this Information Statement, unless the context otherwise requires:

•	“Manitowoc Foodservice,” “we,” “our” and “us” refer to Manitowoc Foodservice, Inc. and its combined subsidiaries, after giving effect to the Internal Reorganization and the Distribution, and

•	“Manitowoc ParentCo” refers to The Manitowoc Company, Inc. and its consolidated subsidiaries, other than, for all periods following the Spin-Off, Manitowoc Foodservice.

Coincident with the Spin-Off, Manitowoc ParentCo will change its name to Manitowoc Cranes, Inc.
Prior to the Distribution, Manitowoc ParentCo will undertake a series of internal transactions (the “Internal Reorganization”), following which Manitowoc ParentCo will hold, in addition to the shares of our common stock, its current crane business and we will hold Manitowoc ParentCo’s current foodservice business. Throughout this Information Statement, “Spin-Off” refers to both the Internal Reorganization and the Distribution, collectively.

Q:    What is the Spin-Off?

A:
The Spin-Off is the method by which we will separate from Manitowoc ParentCo. In the Spin-Off, Manitowoc ParentCo will distribute to its shareholders all of the shares of our common stock. To the extent fractional shares exist, they will be converted to cash and the cash distributed to shareholders; Manitowoc ParentCo will not retain any Manitowoc Foodservice shares. Following the Spin-Off, we will be a separate company from Manitowoc ParentCo, and Manitowoc ParentCo will not retain any ownership interest in us.

Q:    Will the number of Manitowoc ParentCo shares I own change as a result of the Distribution?

A:	No, the number of shares of Manitowoc ParentCo common stock you own will not change as a result of the Distribution.
Q:    What are the reasons for the Spin-Off?

A:	The Manitowoc ParentCo Board of Directors believes that creating two public companies will present a number of opportunities, including the following:

•
The Spin-Off will allow each company to focus on its distinct growth profile, product categories, distribution systems and strategic priorities, with customized cultures, organizational structures, operating models and financial targets that best fit its own business, markets and unique opportunities.

•
The Spin-Off will allow each company to raise capital more efficiently using a capital structure that aligns with its distinct business profile, allocate resources and deploy capital in a manner consistent with its distinct operational focus and strategic priorities in order to optimize total returns to shareholders.

•
The Spin-Off will allow each company to issue stock-based compensation to its employees that more closely aligns the employee’s efforts with his or her compensation, thereby enhancing the ability of each company to attract and retain key talent.

•	The Spin-Off will allow investors to value Manitowoc ParentCo and Manitowoc Foodservice based on their particular operational and financial characteristics, and thus invest accordingly.

•	The Spin-Off will allow each company to attract a long-term investor base appropriate for the particular operational and financial characteristics of that company.
Q:    Why is the separation of Manitowoc Foodservice structured as a distribution of the Manitowoc Foodservice shares?

A:	Manitowoc ParentCo believes that a distribution of our shares is the most efficient way to separate our business from Manitowoc ParentCo in a manner that will achieve the above objectives.
Q:    What will I receive in the Spin-Off?

A:
As a holder of Manitowoc ParentCo common stock, you will receive one share of our common stock for every one share of Manitowoc ParentCo common stock you hold on the Record Date (as defined below). The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “How will fractional shares be treated in the Distribution?” for more information on the treatment of the fractional shares you are entitled to receive in the Distribution. Your proportionate interest in Manitowoc ParentCo will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”

Q:    What is being distributed in the Spin-Off?

A:
Manitowoc ParentCo will distribute approximately [●] million shares of our common stock in the Spin-Off, based on the approximately [●] million shares of Manitowoc ParentCo common stock outstanding as of December 31, 2015. The actual number of shares of our common stock that Manitowoc ParentCo will distribute will depend on the number of shares of Manitowoc ParentCo common stock outstanding on the Record Date. The shares of our common stock that Manitowoc ParentCo distributes will constitute all of the issued and outstanding shares of our common stock immediately prior to the Distribution. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock-Common Stock.”

Q:    What is the record date for the Distribution?

A:	Manitowoc ParentCo will determine record ownership as of the close of business on [●], 2016, which we refer to as the “Record Date.”
Q:    When will the Distribution occur?

A:
The Distribution will be effective as of [●], 2016, which we refer to as the “Distribution Date.” On or shortly after the Distribution Date, the whole shares of our common stock will be credited in book-entry accounts for shareholders entitled to receive the shares in the Distribution. We expect the distribution agent, acting on behalf of Manitowoc ParentCo, within ten business days after the Distribution Date to fully distribute to Manitowoc ParentCo shareholders any cash in lieu of the fractional shares they are entitled to receive. See “How will Manitowoc ParentCo distribute shares of our common stock?” for more information on how to access your book-entry account or your bank, brokerage or other account holding the Manitowoc Foodservice common stock you receive in the Distribution.

Q:    What do I have to do to participate in the Distribution?

A:
You are not required to take any action, but we urge you to read this document carefully. Shareholders of Manitowoc ParentCo common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of Manitowoc ParentCo common stock, in order to receive shares of our common stock in the Distribution.

Q:    Is shareholder approval required for the Spin-Off?

A:
No. Manitowoc ParentCo is a Wisconsin corporation governed by the Wisconsin Business Corporation Law, or the “WBCL.” Under the WBCL, the Manitowoc ParentCo Board, acting in accordance with the directors’ legal duties, has the authority to approve Manitowoc ParentCo’s transactions, except for certain types of transactions that expressly require shareholder approval. The Spin-Off is not one of the types of transactions that require shareholder approval under the WBCL. Further, Manitowoc ParentCo will effect the Spin-Off by distributing all shares of our common stock pro rata to Manitowoc ParentCo’s shareholders. Under the WBCL and Manitowoc ParentCo’s amended and restated articles of incorporation and restated by-laws, the Manitowoc ParentCo Board has the express authority to declare distributions to shareholders without shareholder approval. Accordingly, no shareholder approval of the Spin-Off is required under applicable law, and Manitowoc ParentCo is not seeking shareholder approval. Neither Manitowoc ParentCo nor we are asking you for a vote or requesting that you send us a proxy card.

Q:	If I sell my shares of Manitowoc ParentCo common stock on or before the Distribution Date, will I still be entitled to receive shares of Manitowoc Foodservice common stock in the Distribution?

A:
If you hold shares of Manitowoc ParentCo common stock on the Record Date and decide to sell them on or before the Distribution Date, you may choose to sell your Manitowoc ParentCo common stock with or without your entitlement to our common stock. You should discuss these alternatives with your bank, broker or other nominee. See “The Spin-Off-Trading Prior to the Distribution Date” for more information.

Q:    How will Manitowoc ParentCo distribute shares of our common stock?

A:
Registered shareholders: If you are a registered shareholder (meaning you hold physical Manitowoc ParentCo stock certificates or you own your shares of Manitowoc ParentCo common stock directly through an account with Manitowoc ParentCo’s transfer agent, Computershare), the distribution agent will credit the whole shares of our common stock you receive in the Distribution to your Computershare book-entry account on or shortly after the Distribution Date. Within ten business days after the Distribution Date, the distribution agent will mail you a Computershare book-entry account statement that reflects the number of whole shares of our common stock you own, along with a check for any cash in lieu of fractional shares you are entitled to receive. You will be able to access information regarding your book-entry account holding the Manitowoc Foodservice shares at www.computershare.com/investor or via our transfer agent’s interactive voice response system at (877) 498-8861, in each case using the same credentials that you use to access your Manitowoc ParentCo account.

“Street name” or beneficial shareholders: If you own your shares of Manitowoc ParentCo common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock you receive in the Distribution on or shortly after the Distribution Date. Please contact your bank, broker or other nominee for further information about your account.

We will not issue any physical stock certificates to any shareholders, even if requested. See “The Spin-Off-When and How You Will Receive Manitowoc Foodservice Shares” for a more detailed explanation.
Q:    How will fractional shares be treated in the Distribution?

A:
The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Manitowoc ParentCo shareholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and when-issued trades will generally settle within four trading days following the Distribution Date. See “How will Manitowoc Foodservice common stock trade?” for additional information regarding when-issued trading and “Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares.

Q:    What are the U.S. federal income tax consequences of the Distribution to me?

A:
Assuming that the Spin-Off qualifies as a tax-free transaction under Sections 355, 368 and related provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Manitowoc ParentCo shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes solely as a result of the Spin-Off except to the extent of any cash received in lieu of fractional shares. With respect to such cash received in lieu of a fractional share, however, you will recognize gain or loss for U.S. federal income tax purposes. For more information regarding the potential U.S. federal income tax consequences to Manitowoc ParentCo and to you of the Distribution, see the section entitled "Material U.S. Federal Income Tax Consequences.”

Q:    How will I determine my tax basis in the shares of Manitowoc Foodservice common stock I receive in the Distribution?

A:
For U.S. federal income tax purposes, your aggregate basis in the common stock that you hold in Manitowoc ParentCo and the new Manitowoc Foodservice common stock received in the Distribution (including any fractional share interest in Manitowoc Foodservice common stock for which cash is received) will equal the aggregate basis in the shares of Manitowoc ParentCo common stock held by you immediately before the Distribution, allocated between your shares of Manitowoc ParentCo common stock and the Manitowoc Foodservice common stock (including any fractional share interest in Manitowoc Foodservice common stock for which cash is received) you receive in the Distribution in proportion to the relative fair market value of each on the Distribution Date.

You should consult your tax advisor about the particular consequences of the Distribution to you, including the application of the tax basis allocation rules and the application of state, local and foreign tax laws.
Q:    Does Manitowoc Foodservice intend to pay cash dividends?

A:
The timing, declaration, amount of, and payment of any dividends following the Spin-Off by Manitowoc Foodservice is within the discretion of our Board of Directors, which we refer to as our “Board,” and will depend upon many factors as deemed relevant by our Board. See “Risk Factors-Risks Relating to Our Common Stock and the Securities Markets-We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock” and “Dividend Policy” for more information.

Q:	Will Manitowoc Foodservice incur any indebtedness prior to or at the time of the Distribution?

A:
Yes. Manitowoc Foodservice anticipates having approximately $[●] million of indebtedness upon completion of the Spin-Off. On the Distribution Date, Manitowoc Foodservice anticipates that the debt will consist of [●]. Based on historical performance and current expectations, we believe that the cash generated from our operations and available cash and cash equivalents will be sufficient to service this debt. See “Description of Material Indebtedness” and “Risk Factors-Risks Related to Our Business.”

Q:    How will Manitowoc Foodservice common stock trade?

A:	Currently, there is no public market for our common stock. We intend to list our common stock on the New York Stock Exchange, or “NYSE,” under the symbol “MFS.”
We anticipate that trading in our common stock will begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. When-issued trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. When-issued trades generally settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, any when-issued trading of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the trade. See “The Spin-Off-Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.
Q:    Will the Spin-Off affect the trading price of my Manitowoc ParentCo common stock?

A:
We expect the trading price of shares of Manitowoc ParentCo common stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price will no longer reflect the value of the Foodservice Business. Furthermore, until the market has fully analyzed the value of Manitowoc ParentCo without the Foodservice Business, the trading price of shares of Manitowoc ParentCo common stock may fluctuate. There can be no assurance that, following the Distribution, the combined trading prices of the Manitowoc ParentCo common stock and the Manitowoc Foodservice common stock will equal or exceed what the trading price of Manitowoc ParentCo common stock would have been in the absence of the Spin-Off.

It is possible that after the Spin-Off, the combined market capitalization based on share price of Manitowoc ParentCo and Manitowoc Foodservice will be less than Manitowoc ParentCo’s market capitalization before the Spin-Off.
Q:    Will my shares of Manitowoc ParentCo common stock continue to trade following the Distribution?

A:	Yes. Manitowoc ParentCo common stock will continue to trade on the NYSE under the symbol “MTW.”
Q:    Do I have appraisal rights in connection with the Spin-Off?

A:	No. Holders of Manitowoc ParentCo common stock are not entitled to appraisal rights in connection with the Spin-Off.
Q:    Who is the transfer agent and registrar for Manitowoc Foodservice common stock?

A:	Following the Spin-Off, Computershare will serve as transfer agent and registrar for our common stock.
Computershare has two additional roles in the Distribution:

•	Computershare currently serves and will continue to serve as Manitowoc ParentCo’s transfer agent and registrar; and

•	Computershare will serve as the distribution agent in the Distribution and will assist Manitowoc ParentCo in the distribution of our common stock to Manitowoc ParentCo’s shareholders.
Q:    Are there risks associated with owning shares of Manitowoc Foodservice common stock?

A:
Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent, publicly traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors” in this Information Statement.

Q:    Where can I get more information?

A:	If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:
Computershare Trust Company, N.A.
211 Quality Circle, Suite 210
College Station, TX 77842
(877) 498-8861

INFORMATION STATEMENT SUMMARY
This summary highlights selected information from this Information Statement and provides an overview of our company, our separation from Manitowoc ParentCo and Manitowoc ParentCo’s distribution of our common stock to Manitowoc ParentCo’s shareholders. For a more complete understanding of our business and the Spin-Off, you should read the entire Information Statement carefully, particularly the discussion of "Risk Factors" within the Information Statement, and our audited and unaudited condensed historical combined financial statements and unaudited pro forma combined financial statements and the notes to those statements appearing elsewhere in this Information Statement.
Our Company
Manitowoc Foodservice is one of the world’s leading commercial foodservice equipment companies. We design, manufacture and service an integrated portfolio of hot and cold category products, and have a long track record of innovation. We have one of the industry’s broadest portfolios of products and are recognized by our customers and channel partners for the quality, reliability, and durability of our products. Our capabilities span refrigeration, ice-making, cooking, holding, food-preparation, and beverage-dispensing technologies, which allows us to equip entire commercial kitchens and serve the world’s growing demand for food prepared away from home. We supply foodservice equipment to commercial and institutional foodservice operators such as full-service restaurants, quick-service restaurant chains, hotels, caterers, supermarkets, convenience stores, business and industry, hospitals, schools and other institutions.
We differentiate ourselves by uniquely integrating food, equipment, digital technologies, and people to increase efficiency throughout the food preparation cycle, and create winning customer and consumer experiences. Our customers and channel partners trust the company and its food-inspiring technologies to serve their diverse needs on a global basis.
We operate in over 100 countries globally across the Americas, Europe Middle-East and Africa ("EMEA"), and Asia-Pacific and China ("APAC"). Our products, services and solutions are marketed through a worldwide network of over three thousand dealers and distributors under well-established and recognized brands, including Cleveland, Convotherm, Dean, Delfield, Fabristeel, Frymaster, Garland, Inducs, Kolpak, Koolaire, Kysor Panel Systems, Lincoln, Manitowoc Beverage Systems, Manitowoc Ice, Merco, Merrychef, Moorwood Vulcan, Multiplex, RDI Systems, Servend, TRUpour, U.S. Range, and Welbilt. All of our products are supported by KitchenCare, our aftermarket repair and parts service. Manitowoc Foodservice’s scale and expertise enable it to serve a global customer base in continually evolving foodservice markets.
We believe that our product and brand portfolios, unique strategy of integrating foodservice-technologies and long-standing customer relationships globally position Manitowoc Foodservice to achieve sustainable, profitable growth globally, and consistent cash flow generation.
Our Strengths
Our competitive advantages include:

•
The breadth and complementarity of our product portfolio, with hot and cold product categories integrated under one operating company and supported by aftermarket service and support. This enables Manitowoc Foodservice to design, outfit and service commercial kitchens in a harmonized, efficient way and maintain a disciplined focus on targeting our fast-growing customer base with the right products for each need, at the right price;

•
The ability to integrate food, equipment, digital technologies and people seamlessly through collaborative innovation that enhances our customers' ability to compete in the marketplace. Manitowoc Foodservice helps customers differentiate their food and adapt to evolving and local tastes, different cooking styles and aesthetic preferences, both regionally and globally;

•	The scale and breadth of our dealer and distributor network to accompany our customers on their global journey, especially in fast-growing emerging markets;

•
Long-standing brands and innovative engineering customers can trust for superior quality and reliability. We regularly partner with our customers to further develop the equipment, systems and technologies they use to serve their specific culinary needs, and enable their success by delivering tailored solutions; and

•
Dedication to putting customer experience first. We offer a broad portfolio of products coupled with a unified face to the customer and growing service and parts support. Throughout the life cycle of each product, Manitowoc Foodservice provides customers with a consistent, seamless experience.

Our Strategies
We intend to achieve sustainable, profitable growth globally and sustainable cash flows by leveraging our position as a leading commercial foodservice equipment provider and by focusing on the following strategies:

•	Driving increased profitability by implementing operating strategies and cost saving initiatives;

•
Growing our customer base and deepening customer penetration by leveraging our position as a trusted foodservice equipment provider to the largest companies in the industry and expanding our reach to serve high potential mid-size customers;

•	Driving our international expansion by capitalizing on our global footprint to support growth in developed and emerging markets;

•	Selectively pursuing strategic acquisitions and partnerships to expand product offering, geographical footprint and customer base;

•
Expanding the frontier of foodservice innovation by continuously developing new products and refreshing existing products with new, locally-relevant, food-inspired technologies, while simultaneously finding new ways to integrate those products and create cohesive kitchen systems; and

•	Continuing to attract and foster industry-leading talent by making our company a great place to have a long-term career.

Overview of the Spin-Off
On January 29, 2015, Manitowoc ParentCo announced plans to create two independent public companies: the Crane Business and the Foodservice Business. To effect the separation, first, Manitowoc ParentCo will undertake the Internal Reorganization described under “Certain Relationships and Related Party Transactions-Agreements with Manitowoc ParentCo-Separation and Distribution Agreement.” Following the Internal Reorganization, Manitowoc ParentCo will hold the Crane Business, and Manitowoc Foodservice, Manitowoc ParentCo’s wholly owned subsidiary, will hold the Foodservice Business. Then, Manitowoc ParentCo will distribute all of Manitowoc Foodservice’s common stock to Manitowoc ParentCo’s shareholders, and Manitowoc Foodservice, holding the Foodservice Business, will become an independent, publicly traded company.
Before the Spin-Off, we intend to enter into a Separation and Distribution Agreement and several other agreements with Manitowoc ParentCo related to the Spin-Off. These agreements will govern the relationship between Manitowoc ParentCo and us up to and after completion of the Spin-Off and allocate between Manitowoc ParentCo and us various assets, liabilities and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. See “Certain Relationships and Related Party Transactions-Agreements with Manitowoc ParentCo” for more detail.
The Spin-Off described in this Information Statement is subject to the satisfaction or waiver of a number of conditions. In addition, Manitowoc ParentCo has the right not to complete the Spin-Off if, at any time, Manitowoc ParentCo’s Board of Directors, or the “Manitowoc ParentCo Board,” determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Manitowoc ParentCo or its shareholders or is otherwise not advisable. See “The Spin-Off-Conditions to the Spin-Off” for more detail.

Distributing Company
The Manitowoc Company, Inc., a Wisconsin corporation that holds all of our common stock issued and outstanding prior to the Distribution. After the Distribution, Manitowoc ParentCo will not own any shares of our common stock.

Distributed Company
Manitowoc Foodservice, Inc., a Delaware corporation and a wholly owned subsidiary of Manitowoc ParentCo. At the time of the Distribution, we will hold, directly or through our subsidiaries, the assets and liabilities of the Foodservice Business. See “Certain Relationships and Related Party Transactions-Agreements with Manitowoc ParentCo” for more detail. After the Spin-Off, we will be an independent, publicly traded company.

Distributed Securities
All of the shares of our common stock owned by Manitowoc ParentCo, which will be 100% of our common stock issued and outstanding immediately prior to the Distribution. Based on the approximately [●] million shares of Manitowoc ParentCo common stock outstanding on December 31, 2015, and applying the distribution ratio of  one share of Manitowoc Foodservice common stock for every one share of Manitowoc ParentCo common stock, approximately [●] million shares of Manitowoc Foodservice common stock will be distributed.

Record Date	The Record Date is the close of business on [●], 2016.

Distribution Date	The Distribution Date is [●], 2016.

Internal Reorganization
The Manitowoc Company, Inc. currently, directly or through its wholly owned subsidiaries, holds both the Foodservice Business and the Crane Business. In connection with the Spin-Off, we will undertake the Internal Reorganization so that Manitowoc Foodservice, Inc. holds only the Foodservice Business and certain other specified net liabilities. See “Certain Relationships and Related Party Transactions-Agreements with Manitowoc ParentCo-Separation and Distribution Agreement” for a description of the Internal Reorganization.

Distribution Ratio
Each holder of Manitowoc ParentCo common stock will receive one shares of our common stock for every one share of Manitowoc ParentCo common stock it holds on the Record Date. The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “The Spin-Off-Treatment of Fractional Shares” for more detail. Please note that if you sell your shares of Manitowoc ParentCo common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock issuable in respect of the Manitowoc ParentCo shares that you sold. See “The Spin-Off-Trading Prior to the Distribution Date” for more detail.

The Distribution
On the Distribution Date, Manitowoc ParentCo will release the shares of our common stock to the distribution agent to distribute to Manitowoc ParentCo shareholders. The distribution agent will distribute our shares in book-entry form. We will not issue any physical stock certificates. The distribution agent, or your bank, broker or other nominee, will credit your shares of our common stock to your book-entry account, or your bank, brokerage or other account, on or shortly after the Distribution Date. You will not be required to make any payment, surrender or exchange your shares of Manitowoc ParentCo common stock or take any other action to receive your shares of our common stock.

Fractional Shares
The distribution agent will not distribute any fractional shares of our common stock to Manitowoc ParentCo shareholders. Instead, the distribution agent will first aggregate fractional shares into whole shares, then sell the whole shares in the open market at prevailing market prices on behalf of Manitowoc ParentCo shareholders entitled to receive a fractional share, and finally distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). If you receive cash in lieu of fractional shares, you will not be entitled to any interest on the payments.

Conditions to the Spin-Off	The Spin-Off is subject to the satisfaction of the following conditions or the Manitowoc ParentCo Board’s waiver of the following conditions:

•    The Manitowoc ParentCo Board will, in its sole and absolute discretion, have authorized and approved (i) the Internal Reorganization (as described under “Certain Relationships and Related Party Transactions-Agreements with Manitowoc ParentCo-Separation and Distribution Agreement”); (ii) any other transfers of assets and assumptions of liabilities contemplated by the Separation and Distribution Agreement and any related agreements; and (iii) the Distribution, and will not have withdrawn that authorization and approval;

• The Manitowoc ParentCo Board will have declared the Distribution of all outstanding shares of our common stock to Manitowoc ParentCo’s shareholders;

•    The U.S. Securities and Exchange Commission, or the “SEC,” will have declared our Registration Statement on Form 10, of which this Information Statement is a part, effective under the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” no stop order suspending the effectiveness of the Registration Statement will be in effect, no proceedings for that purpose will be pending before or threatened by the SEC, and notice of Internet availability of this Information Statement or this Information Statement will have been mailed to Manitowoc ParentCo’s shareholders;

• The NYSE or another national securities exchange approved by the Manitowoc ParentCo Board will have accepted our common stock for listing, subject to official notice of issuance;

• The Internal Reorganization will have been completed;

•    The receipt of an opinion from tax counsel or another third-party advisor to Manitowoc ParentCo that the Distribution and certain related transactions will qualify as tax-free to Manitowoc ParentCo and its shareholders under Sections 355, 368 and related provisions of the Code;

•    No order, injunction or decree that would prevent the consummation of the Distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of the Distribution will be in effect and no other event outside the control of Manitowoc ParentCo will have occurred or failed to occur that prevents the consummation of the Distribution;

•    No other events or developments will have occurred prior to the Distribution that, in the judgment of the Manitowoc ParentCo Board, would result in the Distribution having a material adverse effect on Manitowoc ParentCo or its shareholders;

•    Manitowoc ParentCo and Manitowoc Foodservice will have executed and delivered the Separation and Distribution Agreement, Tax Matters Agreement, Employee Matters Agreement, Transition Services Agreement, Intellectual Property Matters Agreement and all other ancillary agreements related to the Spin-Off; and

•    Immediately prior to the Distribution, our certificate of incorporation, or our “Certificate of Incorporation,” and bylaws, or our “Bylaws,” each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, will be in effect.

The fulfillment of the above conditions will not create any obligation on Manitowoc ParentCo’s part to effect the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the NYSE’s approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Manitowoc ParentCo has the right not to complete the Spin-Off if, at any time, the Manitowoc ParentCo Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Manitowoc ParentCo or its shareholders or is otherwise not advisable.

Trading Market and Symbol
We intend to file an application to list our common stock on the NYSE under the symbol “MFS.” We anticipate that, as early as two trading days prior to the Record Date, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the Distribution Date, and we expect that “regular-way” trading of our common stock will begin the first trading day after the Distribution Date. See “The Spin-Off-Trading Prior to the Distribution Date.”

U.S. Federal Income Tax Consequences of the Spin-Off
Assuming that the Spin-Off qualifies as a tax-free transaction under Section 355, 368, and related provisions of the Code, Manitowoc ParentCo shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes solely as a result of the Spin-Off except to the extent of any cash received in lieu of fractional shares. With respect to such cash received in lieu of a fractional share, however, you will recognize gain or loss for U.S federal income tax purposes. For more information regarding the U.S. federal income tax consequences to Manitowoc ParentCo and to you of the Spin-Off, see the section entitled “Material U.S. Federal Income Tax Consequences.”

Relationship with Manitowoc ParentCo after the Spin-Off
We intend to enter into several agreements with Manitowoc ParentCo related to the Internal Reorganization and Distribution, which will govern the relationship between Manitowoc ParentCo and us up to and after completion of the Spin-Off and allocate between Manitowoc ParentCo and us various assets, liabilities, rights and obligations. These agreements include:

•    A Separation and Distribution Agreement that will set forth Manitowoc ParentCo’s and our agreements regarding the principal actions that we will take in connection with the Spin-Off and aspects of our relationship following the Spin-Off;

•    A Transition Services Agreement, pursuant to which Manitowoc ParentCo and we will provide each other specified services on a transitional basis to help ensure an orderly transition following the Spin-Off;

• An Employee Matters Agreement that will address employee compensation and benefit matters;

•    A Tax Matters Agreement that will allocate responsibility for taxes incurred before and after the Spin-Off and include indemnification rights with respect to tax matters and restrictions to preserve the tax-free status of the Spin-Off; and

•    An Intellectual Property Matters Agreement that will provide for ownership, licensing, consent to use and other arrangements to facilitate Manitowoc ParentCo’s and our ongoing use of intellectual property.

We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions-Agreements with Manitowoc ParentCo,” and describe some of the risks of these arrangements under “Risk Factors-Risks Relating to the Spin-Off.”

Dividend Policy
The timing, declaration, amount and payment of any future dividends to stockholders will fall within the discretion of our Board. See “Risk Factors-Risks Relating to Our Common Stock and the Securities Markets-We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock” and “Dividend Policy.”

Transfer Agent	Computershare will serve as transfer agent for our common stock.

Risk Factors
Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent, publicly traded company. Accordingly, you should read carefully the information set forth under “Risk Factors.”

Other Information
Manitowoc Foodservice was incorporated in Delaware on July 20, 2015. Our principal executive offices are located at 2227 Welbilt Boulevard, New Port Richey, FL 34655. Our telephone number is [●].

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact Manitowoc ParentCo at:
Investor Relations
The Manitowoc Company, Inc.
2400 South 44th Street
Manitowoc, WI 54221-0066
Phone: (920) 864-4410
Email: info@manitowoc.com
After the Spin-Off, if you have any questions relating to Manitowoc Foodservice, you should contact us at:
Investor Relations
Manitowoc Foodservice, Inc.
2227 Welbilt Boulevard
New Port Richey, FL 34655
Phone: [●]
Email: [●]

After the Spin-Off, if you have any questions relating to Manitowoc ParentCo, you should contact them at:
Investor Relations
The Manitowoc Company, Inc.
2400 South 44th Street
Manitowoc, WI 54221-0066
Phone: (920) 864-4410
Email: info@manitowoc.com

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following summary financial data reflects the combined operations of Manitowoc Foodservice for the periods indicated below. The summary combined income statement data for the years ended December 31, 2014, 2013 and 2012, and summary combined balance sheet data as of December 31, 2014 and 2013, as set forth below, have been derived from our audited combined financial statements, which are included in the “Index to Financial Statements” section of this Information Statement. The summary combined balance sheet data as of December 31, 2012, has been derived from our audited combined financial statements, which are not included elsewhere in this Information Statement. The summary condensed combined income statement data for the nine months ended September 30, 2015 and 2014 are derived from our unaudited condensed combined interim financial statements which are included elsewhere in this Information Statement. The unaudited condensed combined financial data have been prepared on a basis consistent with the basis on which our audited combined financial statements have been prepared, except for income taxes for the nine months ended September 30, 2015, which are based on the estimated effective tax rate for the full year. In the opinion of Manitowoc Foodservice’s management, the unaudited condensed combined financial data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The historical results do not necessarily indicate the results expected for any future period. To ensure a full understanding of this summary financial data, you should read the summary combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this Information Statement.
The summary unaudited pro forma combined financial data as of and for the nine months ended September 30, 2015, and year ended December 31, 2014, has been prepared to reflect the Spin-Off, including the incurrence of indebtedness of approximately $[●] million. The $[●] million of indebtedness is expected to consist of [●]. The summary unaudited pro forma combined income statement data presented for the periods ended September 30, 2015, and December 31, 2014, assumes the Spin-Off occurred on January 1, 2014, the first day of fiscal year 2014. The summary unaudited pro forma condensed combined balance sheet data assumes the Spin-Off occurred on September 30, 2015. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.
The unaudited pro forma combined financial statements are not necessarily indicative of our results of operations or financial condition had the Spin-Off and our anticipated post-Spin-Off capital structure been completed on the dates assumed. They may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.
You should read this summary financial data together with “Unaudited Pro Forma Combined Financial Statements,” “Capitalization,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and accompanying notes included elsewhere in this Information Statement.

	As of and for the nine months ended September 30,			As of and for the year ended December 31,
(in millions)	Pro forma 2015	2015	2014	Pro forma 2014	2014	2013	2012
Statement of Operations Data:
Net sales	$1,178.4	$1,178.4	$1,207.1	$1,581.3	$1,581.3	$1,541.8	$1,486.2
Depreciation and amortization	38.5	38.5	39.9	53.0	53.0	51.4	53.6
Earnings from continuing operations before taxes on earnings	[•]	133.5	149.5	[•]	187.2	204.6	179.5
Balance Sheet Data:
Working capital (1)	135.6	135.6	108.5	n/a	72.7	74.0	75.6
Total assets	[•]	1,924.7	1,926.2	n/a	1,898.3	1,918.2	1,969.0
Long-term obligations (2)	[•]	2.5	2.1	n/a	3.6	1.7	1.8
Capital expenditures	9.6	9.6	17.7	n/a	25.3	33.6	17.5

(1) Working capital is defined as net receivables and inventory less third-party accounts payable.
(2) Long-term obligations includes long-term capital lease obligations.

RISK FACTORS
You should carefully consider all of the information in this Information Statement and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to our business, others to the Spin-Off. Some risks relate principally to the securities markets and ownership of our common stock.
Any of the following risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this Information Statement.
Risks Relating to Our Business
We face the following risks in connection with our business and the general conditions and trends of the foodservice industry in which we operate:
Our operational results are dependent on how well we can scale our manufacturing capacity and resources to the level of our customers’ demand.
We operate in an industry that requires manufacturers to make highly efficient use of manufacturing capacity. Insufficient or excess capacity threatens our ability to generate competitive profit margins and may expose us to liabilities related to contract commitments. Adapting or modifying our capacity is difficult, as modifications take substantial time to execute and, in some cases, may require regulatory approval. Additionally, delivering product during process or facility modifications requires special coordination. The cost and resources required to adapt our capacity, such as through facility acquisitions, facility closings, or process moves between facilities, may negate any planned cost reductions or may result in costly delays, product quality issues or material shortages, all of which could adversely affect our operational results and our reputation with our customers.
Our success depends on our ability to attract and retain key personnel.
Our success depends to a large extent upon our ability to attract and retain key executives, managers and skilled personnel. The loss of the services of one or more of these key employees could have an adverse effect, at least in the short to medium term, on significant aspects of our business, including strategic planning and product development. Generally, our key employees are not bound by employment or non-competition agreements, and we cannot be sure that we will be able to retain our key officers and employees. The Spin-Off may also heighten risks related to our organizational structure as a newly independent company. If certain subject-matter experts or employees with specialized skills remain with Manitowoc ParentCo or move to employment elsewhere, we will incur significant costs in hiring, training, developing and retaining their replacements.
If we are unable to successfully implement certain cost-reduction initiatives, we may not achieve our earnings targets.
We have developed initiatives to realize cost savings by reducing the complexity of our product offerings, including an “80/20” initiative that will focus the majority of our resources on our most important products and our best customers, but the success of this and other profit-enhancement and cost-reduction initiatives is not guaranteed, and we may not achieve the cost savings we expect. The 80/20 initiative in particular involves significant cultural shifts, both internally and for our customers, that may inhibit or impair its successful implementation. Additionally, if we devote a disproportionate amount of time, personnel and resources to initiatives that yield slower or less than anticipated results or they are ultimately unsuccessful, we may be distracted from other initiatives and priorities that might have yielded more rapid or better results, and our results of operations may suffer accordingly.
Price increases or our inability to execute successful pricing strategies for some materials and sources of supply, as well as disruptions of supplies of some materials, could affect our profitability.
We use large amounts of steel, stainless steel, aluminum, copper and electronic controls, among other items, in the manufacture of our products. Occasionally, market prices of some of our key raw materials increase significantly, which could adversely affect our margins. Furthermore, although we are implementing a strategic sourcing initiative, we may not be able to achieve the expected cost savings from that initiative. In addition, because we maintain limited raw material and component inventories, even brief unanticipated delays in delivery by suppliers-including those due to capacity constraints, labor disputes, impaired financial condition of suppliers, weather emergencies or other natural disasters-may impair our ability to satisfy our customers and could adversely affect our financial performance.
To better manage our exposures to certain commodity price fluctuations, we regularly hedge our commodity exposures through financial markets. Through this hedging program we fix the future price for a portion of these commodities used in the production of our products. To the extent that our hedging is not successful in fixing commodity prices that are favorable in comparison to market prices at the time of purchase, we would experience a negative impact on our profit margins compared to the margins we would have realized if these price commitments were not in place, which may adversely affect our results of operations, financial condition and cash flows in future periods.
Because we participate in an industry that is highly competitive, our net sales and profits could decline as we respond to competition.
We sell our products in a highly competitive industry. We compete based on product design, quality of products, quality and responsiveness of product support services, product performance and reliability, maintenance costs and price. Some of our competitors may have greater financial, marketing, manufacturing and distribution resources than we do. Competition could cause our sales to decrease or cause us to cut prices or incur additional costs to remain competitive, any of which could adversely affect our financial condition, results of operations and cash flows.

Additionally, a substantial portion of our dealer revenue comes from a small number of buying groups, which gives those buying groups a large degree of leverage and purchasing power with us and other suppliers. In recent years those buying groups have used their leverage to extract increasingly larger rebates, discounts and other price reductions. We must try to balance the added revenue from reducing prices to those buying groups against the reduced margins from reducing prices to those buying groups, which could adversely affect our results of operations.
If we do not develop new and innovative products or if customers in our markets do not accept them, our results would be negatively affected.
Our products must be kept current to meet our customers’ needs, overcome competitive products and meet evolving regulatory requirements. To remain competitive, we therefore must develop new and innovative products on an on-going basis, and we invest significantly in the research and development of new products. If we do not successfully develop innovative products, it may be difficult to differentiate our products from our competitors' products and satisfy regulatory requirements, and our sales and results would suffer.
If we do not meet customers’ product quality and reliability standards/expectations, we may experience increased or unexpected product warranty claims and other adverse consequences to our business.
Product quality and reliability are significant factors influencing customers’ decisions to purchase our products. Inability to maintain the high quality of our products relative to the perceived or actual quality of similar products offered by competitors could result in the loss of market share, loss of revenue, reduced profitability, an increase in warranty costs, and/or damage to our reputation. Similarly, if we fail to provide the same level of quality through our Manitowoc KitchenCare aftermarket parts and repair service as we provide in original equipment manufacturing, it could likewise negatively affect our revenue and our reputation with our customers.
Product quality and reliability are determined in part by factors that are not entirely within our control. We depend on our suppliers for parts and components that meet our standards. If our suppliers fail to meet those standards, we may not be able to deliver the quality products that our customers expect, which may impair revenue and our reputation and lead to higher warranty costs.
We provide our customers a warranty covering workmanship, and in some cases materials, on products we manufacture. Our warranty generally provides that products will be free from defects for periods ranging from 12 months to 60 months with certain equipment having longer term warranties. If a product fails to comply with the warranty, we may be obligated, at our expense, to correct any defect by repairing or replacing the defective product. Although we maintain warranty reserves in an amount based primarily on the number of units shipped and on historical and anticipated warranty claims, there can be no assurance that future warranty claims will follow historical patterns or that we can accurately anticipate the level of future warranty claims. An increase in the rate of warranty claims or the occurrence of unexpected warranty claims could adversely affect our financial condition, results of operations and cash flows.
Changing consumer tastes and government regulations affecting the quick-service restaurant industry could affect sales to our largest customers.
A number of our largest customers operate in the quick-service restaurant industry. The quick-service restaurant industry is frequently affected by changes in consumer tastes and eating habits, often as a result of new information or attitudes regarding diet and health or as a result of government regulations requiring quick-service restaurants to disclose the nutritional content of their food. If consumers’ eating habits change significantly, our customers may choose or be required to modify their menu offerings. Such modifications, or the failure to make the modifications to the extent consumers desire, could have an adverse effect on our customers’ business, financial conditions or results, which in turn could adversely affect the customers' demand for our products.
We have significant manufacturing and sales of our products outside of the United States, which may present additional risks to our business.
For the nine months ended September 30, 2015 and the years ended December 31, 2014, 2013 and 2012, approximately 31.4%, 37.1%, 38.4% and 37.4%, respectively, of our net sales were attributable to products sold outside of the United States. Expanding our international sales is part of our growth strategy. International operations generally are subject to various risks, including political, military, religious and economic instability, local labor market conditions, the imposition of foreign tariffs, the impact of foreign government regulations, the effects of income and withholding tax, governmental expropriation, and differences in business practices. We may incur increased costs and experience delays or disruptions in product deliveries and payments in connection with our international sales, manufacturing and the integration of new facilities that could cause loss of revenue or increased cost. Unfavorable changes in the political, regulatory and business climate and currency devaluations of various foreign jurisdictions could adversely affect our financial condition, results of operations and cash flows.

Our results of operations may be negatively impacted by product liability lawsuits.
Our business exposes us to potential product liability risks that are inherent in the design, manufacture, sale and use of our products. Neither we nor our affiliates have to date incurred material costs related to these product liability claims. We vigorously defend ourselves against current claims and intend to do so against future claims. However, a substantial increase in the number of claims that are made against us or the amounts of any judgments or settlements could adversely affect our reputation and our financial condition, results of operations and cash flows.

If we fail to protect our intellectual property rights or maintain our rights to use licensed intellectual property, our business could be adversely affected.
Our patents, trademarks and licenses are important in the operation of our businesses. Although we intend to protect our intellectual property rights vigorously, we cannot be certain that we will be successful in doing so. Third parties may assert or prosecute infringement or validity claims against us in connection with the services and products that we offer, and we may or may not be able to successfully defend these claims. Litigation, either to enforce our intellectual property rights or to defend against claimed infringement of the rights of others, could result in substantial costs and diversion of our resources. In addition, if a third party would prevail in an infringement claim against us, then we would likely need to obtain a license from the third party on commercial terms, which would likely increase our costs. Our failure to maintain or obtain necessary licenses or an adverse outcome in any litigation relating to patent infringement or other intellectual property matters could have a material adverse effect on our financial condition, results of operations and cash flows.
Sales of our products are sensitive to volatile or variable factors. A downturn or weakness in overall economic activity or fluctuations in weather or other factors adversely affect us.
Historically, sales of products that we manufacture and sell have been subject to variations caused by changes in general economic conditions and other factors. In particular, the strength of the economy generally may affect the rates of expansion, consolidation, renovation and equipment replacement within the restaurant, lodging, convenience store and healthcare industries, which may affect our sales. Furthermore, any future economic recession may impact leveraged companies like us more than competing companies with less leverage and may adversely affect our financial condition, results of operations and cash flows.
Weather conditions can substantially affect our business, as relatively cool summer weather and cooler-than-normal weather in hot climates tend to decrease sales of ice and beverage dispensers. Our sales depend in part upon our customers’ replacement or repair cycles. Adverse economic conditions may cause customers to forego or postpone new purchases in favor of repairing existing machinery.
If we are unable to sufficiently adjust to market conditions, among other potential adverse effects on our financial condition, results of operations and cash flows, we could fail to deliver on planned results, fall short of analyst and investor expectations, incur high fixed costs, and/or fail to benefit from higher than expected customer demand resulting in loss of market share.
Our operations and profitability could suffer if we experience labor relations problems.
As of September 30, 2015, we employed approximately 5,500 people and had labor agreements with six local unions in North America. A large majority of our European employees belong to European trade unions, and we have two trade unions in China. During 2015, three of our union contracts expired. Each contract that expired in 2015 was successfully renegotiated without incident. In 2016, we have two union contracts that will expire. Any significant labor relations issues could adversely affect our operations, reputation, results of operations and financial condition.
We are exposed to the risk of changes in interest rates or foreign currency fluctuations.
We expect to incur in the future indebtedness that accrues interest at a variable rate. Increases in interest rates will reduce our operating cash flows and could hinder our ability to fund our operations, capital expenditures, acquisitions or dividends. In such cases we may seek to reduce our exposure to fluctuations in interest rates, but hedging our exposure carries the risk that we may forego the benefits we would otherwise experience if interest rates were to change in our favor. Developing an effective strategy for dealing with movements in interest rates is complex, and no strategy is guaranteed to completely insulate us from the risks associated with such fluctuations.
Additionally, some of our operations are or may be conducted by subsidiaries in foreign countries. The results of the operations and the financial position of these subsidiaries will be reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements, which are stated in U.S. dollars. The exchange rates between many of these currencies and the U.S. dollar have fluctuated significantly in recent years and may continue to fluctuate significantly in the future. Such fluctuations may have a material effect on our results of operations and financial position and may significantly affect the comparability of our results between financial periods.
We also incur currency transaction risk whenever one of our operating subsidiaries enters into a transaction using a different currency than its functional currency. We attempt to reduce currency transaction risk whenever one of our operating subsidiaries enters into a material transaction using a different currency than its functional currency by:

•	matching cash flows and payments in the same currency;

•	direct foreign currency borrowing; and

•	entering into foreign exchange contracts for hedging purposes.

However, we may not be able to hedge this risk completely or at an acceptable cost, which may adversely affect our results of operations, financial condition and cash flows in future periods.
Changes to tax laws or exposure to additional tax liabilities may have a negative impact on our operating results.

Tax policy reform continues to be a topic of discussion in the U.S. A significant change to the tax system in the U.S., including changes to the taxation of international income, could have a material adverse effect upon our results of operations. We regularly undergo tax audits in various jurisdictions in which we operate. Although we believe that our tax estimates are reasonable and that we prepare our tax filings in accordance with all applicable tax laws, the final determination with respect to any tax audits, and any related litigation, could be materially different from our estimates or from our historical income tax provisions and accruals. The results of an audit or litigation could materially affect our operating results and/or cash flows in the periods for which that determination is made. In addition, future period earnings may be adversely impacted by litigation costs, settlements, penalties, and/or interest assessments.

Our business and/or reputation could be negatively affected as a result of actions of activist shareholders, and such activism could impact the trading value of our securities.
Certain of our stockholders may in the future publicly or privately express views with respect to the operation of our business, our business strategy, corporate governance considerations or other matters that may not be fully aligned with our own. Responding to actions by activist shareholders can be costly and time-consuming, disrupt our operations and divert the attention of management and our employees. Perceived uncertainties as to our future direction may result in the loss of potential business opportunities, damage to our reputation, and may make it more difficult to attract and retain qualified directors, personnel and business partners. These actions could also cause our stock price to experience periods of volatility.
Activist shareholders may in the future make strategic proposals, suggestions, or requests for changes concerning the operation of our business, our business strategy, corporate governance considerations, or other matters. We cannot predict, and no assurances can be given, as to the outcome or timing of any consequences arising from these actions, and any such consequences may impact the value of our securities.
Environmental liabilities that may arise in the future could be material to us.
Our operations, facilities and properties are subject to extensive and evolving laws and regulations pertaining to air emissions, wastewater discharges, the handling and disposal of solid and hazardous materials and wastes, the remediation of contamination, and otherwise relating to health, safety and the protection of the environment. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental and health and safety matters, and have in the past and will continue to incur capital and other expenditures relating to such matters. We also cannot be certain that identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory authorities, or other unanticipated events will not arise in the future and give rise to additional environmental liabilities, compliance costs and/or penalties that could be material. Further, environmental laws and regulations are constantly evolving and it is impossible to predict accurately the effect any changes may have upon our financial condition, results of operations or cash flows.
Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information of our customers and employees, in our internal and external data centers, cloud services, and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure, and that of our partners, may be vulnerable to malicious attacks or breached due to employee error, malfeasance or other disruptions, including as a result of rollouts of new systems. Any such breach or operational failure would compromise our networks and/or that of our partners and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings and/or regulatory penalties, disrupt our operations, damage our reputation, and/or cause a loss of confidence in our products and services, which could adversely affect our business.
Our inability to recover from natural or man-made disasters could adversely affect our business.
Our business and financial results may be affected by certain events that we cannot anticipate or that are beyond our control, such as natural or man-made disasters, national emergencies, significant labor strikes, work stoppages, political unrest, war or terrorist activities that could curtail production at our facilities and cause delayed deliveries and canceled orders. In addition, we purchase components and raw materials and information technology and other services from numerous suppliers, and, even if our facilities were not directly affected by such events, we could be affected by interruptions at such suppliers. Such suppliers may be less likely than our own facilities to be able to quickly recover from such events and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. We cannot assure you that we will have insurance to adequately compensate us for any of these events.
Our international sales and operations are subject to applicable laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect our operations.
We must comply with all applicable international trade, customs, export controls and economic sanctions laws and regulations of the U.S. and other countries. We are also subject to the Foreign Corrupt Practices Act and other anti-bribery laws that generally bar bribes or unreasonable gifts to foreign governments or officials. Changes in trade sanctions laws may restrict our business practices, including cessation of business activities in sanctioned countries or with sanctioned entities, and may result in modifications to compliance programs. Violation of these laws or regulations could result in sanctions or fines and could have a material adverse effect on our financial condition, results of operations and cash flows.

Compliance with regulations related to conflict minerals may force us to incur additional expenses and affect the manufacturing and sale of our products.
In recent years, governments in both the U.S. and Europe have implemented or proposed regulations governing the use of certain minerals, including tin, tantalum, tungsten and gold (“conflict minerals”). In the U.S., SEC rules require disclosures related to conflict minerals that are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by an SEC-reporting company, that are sourced from the Democratic Republic of Congo and other countries in central Africa. In the European Union, proposed regulations would require similar disclosures, and may encompass other geographic regions outside of central Africa.
These disclosure requirements could affect the sourcing and availability of some of the minerals used in the manufacture of our products. Our supply chain is complex, and if we are not able to conclusively verify the origins for all conflict minerals used in our products or that our products are “conflict free,” we may face reputational challenges with our customers or investors. Furthermore, we may also encounter challenges to satisfy customers who require that our products be certified as “conflict free,” which could place us at a competitive disadvantage if we are unable to do so. Additionally, as there may be only a limited number of suppliers offering “conflict free” metals, we cannot be sure that we will be able to obtain necessary metals from such suppliers in sufficient quantities or at competitive prices. Finally, because European regulations have not yet been finalized, it is difficult for us to determine whether and how we will establish a compliance program. For all of these reasons, we could incur significant costs related to the conflict minerals compliance process, and face equally significant costs in satisfying the disclosure requirements.

Risks Relating to the Spin-Off
We face the following risks in connection with the Spin-Off:
There could be significant liability if the Spin-Off is determined to be a taxable transaction.

A condition to the Spin-Off is Manitowoc ParentCo’s receipt of an opinion from its legal counsel substantially to the effect that the Spin-Off and certain related transactions will qualify as tax-free to Manitowoc ParentCo and its shareholders under Sections 355, 368 and related provisions of the Code, except to the extent of any cash received in lieu of fractional shares of Manitowoc Foodservice’s common stock. Any such opinion is not binding on the U.S. Internal Revenue Service (the “IRS”). Accordingly, the IRS may reach conclusions with respect to the Spin-Off that are different from the conclusions reached in the opinion. The opinion will rely on certain facts, assumptions, representations and undertakings from Manitowoc ParentCo and us regarding the past and future conduct of the companies’ respective businesses and other matters, which, if incomplete, incorrect or not satisfied, could alter the conclusions of the party giving such opinion.
If the Spin-Off ultimately is determined to be taxable, the Spin-Off could be treated as a taxable dividend to Manitowoc ParentCo’s shareholders for U.S. federal income tax purposes, and Manitowoc ParentCo’s shareholders could incur significant federal income tax liabilities. In addition, Manitowoc ParentCo would recognize a taxable gain to the extent that the fair market value of Manitowoc’s Foodservice’s common stock exceeds Manitowoc’s ParentCo’s tax basis in such stock on the date of the Spin-Off.
Manitowoc Foodservice may not be able to engage in certain transactions after the Spin-Off.
To preserve the tax-free treatment of the Spin-Off, Manitowoc Foodservice and Manitowoc ParentCo will enter into a Tax Matters Agreement that will restrict Manitowoc Foodservice from taking any action that prevents the Distribution and related transactions from being tax-free for U.S. federal income tax purposes. Under the tax matters agreement, for an agreed upon period following the Distribution, we expect to be prohibited, except in certain circumstances, from:

•	entering into any transaction resulting in the acquisition of above a certain percentage of our stock or substantially all of our assets, whether by merger or otherwise;

•	merging, consolidating or liquidating;

•	issuing equity securities beyond certain thresholds;

•	repurchasing our capital stock; and

•	ceasing to actively conduct our business.
These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of its shareholders or that might increase the value of our business. In addition, under the Tax Matters Agreement, we will be required to indemnify Manitowoc ParentCo against any such tax liabilities as a result of the acquisition of our stock or assets, even if it did not participate in or otherwise facilitate the acquisition.
We could have an indemnification obligation to Manitowoc ParentCo if the transactions we undertake in the Spin-Off do not qualify for non-recognition treatment, which could materially adversely affect our financial condition.
Generally, taxes resulting from the failure of the Spin-Off to qualify for non-recognition treatment for U.S. federal income tax purposes would be imposed on Manitowoc ParentCo or Manitowoc ParentCo’s shareholders and, under the Tax Matters Agreement, Manitowoc ParentCo is generally obligated to indemnify us against such taxes. However, under the Tax Matters Agreement, we could be required, under certain circumstances, to indemnify Manitowoc ParentCo and its affiliates against all tax-related liabilities caused by those failures, to the extent those liabilities result from an action we or our affiliates take or from any breach of our or our affiliates’ representations, covenants or obligations under the Tax Matters Agreement or any other agreement we enter into in connection with the Spin-Off. Events triggering an indemnification obligation under the agreement include events occurring after the Distribution that cause Manitowoc ParentCo to recognize a gain under Section 355(e) of the Code. See “Certain Relationships and Related Party Transactions-Agreements with Manitowoc ParentCo-Tax Matters Agreement.”
We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.
We believe that, as an independent, publicly traded company, we will be able, among other matters, to better focus our financial and operational resources on our specific business, growth profile and strategic priorities, design and implement corporate strategies and policies targeted to our operational focus and strategic priorities, streamline our processes and infrastructure to focus on our core strengths, implement and maintain a capital structure designed to meet our specific needs and more effectively respond to industry dynamics. However, we may be unable to achieve some or all of these benefits. In addition, completion of the proposed Spin-Off will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be materially and adversely affected.
We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company.
We have historically operated as part of Manitowoc ParentCo’s corporate organization, and Manitowoc ParentCo has assisted us by providing various corporate functions. Following the Spin-Off, Manitowoc ParentCo will have no obligation to provide us with assistance other than the transition services described under “Certain Relationships and Related Party Transactions-Agreements with Manitowoc ParentCo Transition Services Agreement.” These services do not include every service we have received from Manitowoc ParentCo in the past, and Manitowoc ParentCo is only obligated to provide these services for limited periods from the date of the Spin-Off. Accordingly, following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from Manitowoc ParentCo. These services include information technology, research and development, finance, legal, insurance, compliance and human resources activities, the effective and appropriate performance of which is critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Manitowoc ParentCo. In particular, Manitowoc ParentCo’s information technology networks and systems are complex, and duplicating these networks and systems will be challenging. Because our business previously operated as part of the wider Manitowoc ParentCo organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or we may incur additional costs that could adversely affect our business. If we fail to obtain the quality of administrative services necessary to operate effectively or incur greater costs in obtaining these services, our profitability, financial condition and results of operations may be materially and adversely affected.
We have no operating history as an independent, publicly traded company, and our historical and pro forma financial information is not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.
We derived the historical and pro forma financial information included in this Information Statement from Manitowoc ParentCo’s consolidated financial statements and this information does not necessarily reflect the results of operations, financial position and cash flows we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

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Prior to the Spin-Off, we operated as part of Manitowoc ParentCo’s broader corporate organization, rather than as an independent company. Manitowoc ParentCo performed various corporate functions for us, including information technology, research and development, finance, legal, insurance, compliance and human resources activities. Our historical and pro forma financial information reflects allocations of corporate expenses from Manitowoc ParentCo for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent company.

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We will enter into transactions with Manitowoc ParentCo that did not exist prior to the Spin-Off. See “Certain Relationships and Related Party Transactions-Agreements with Manitowoc ParentCo” for information regarding these transactions.

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Our historical financial information does not reflect changes that we expect to experience in the future as a result of the Spin-Off, including changes in our cost structure, personnel needs, tax structure, financing and business operations. As part of Manitowoc ParentCo, we enjoyed certain benefits from Manitowoc ParentCo’s operating diversity, size, purchasing power and available capital for investments, and we will lose these benefits after the Spin-Off. After the Spin-Off, as an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, on terms as favorable to us as those we obtained as part of Manitowoc ParentCo prior to the Spin-Off.

Following the Spin-Off, we will also be responsible for the additional costs associated with being an independent, publicly traded company, including costs related to corporate governance, investor and public relations and public reporting. Therefore, our financial statements may not be indicative of our future performance as an independent company. While we have been profitable as part of Manitowoc ParentCo, we cannot assure you that our profits will continue at a similar level when we are a stand-alone company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Combined Financial Data,”

“Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and accompanying notes included elsewhere in this Information Statement.
The unaudited pro forma combined financial statements are subject to the assumptions and adjustments described in the accompanying notes. While we believe that these assumptions and adjustments are reasonable under the circumstances and given the information available at this time, these assumptions and adjustments are subject to change as Manitowoc ParentCo and we finalize the terms of the Spin-Off and our agreements related to the Spin-Off.
We will incur substantial indebtedness in connection with the Spin-Off, and the degree to which we will be leveraged following completion of the Spin-Off may materially and adversely affect our business, financial condition and results of operations.
We are incurring substantial indebtedness in connection with the Spin-Off. We have historically been part of a larger enterprise under the Manitowoc ParentCo umbrella, which has assisted with working capital requirements on a short-term basis and provided other financial support functions. After the Spin-Off, we will not be able to rely on Manitowoc ParentCo’s consolidated earnings, assets or cash flows, and we will be responsible for servicing our own debt, obtaining and maintaining sufficient working capital and paying dividends.
Our ability to make payments on and to refinance our indebtedness, including the debt retained or incurred pursuant to the Spin-Off as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not generate sufficient funds to service our debt and meet our business needs, such as funding working capital or the expansion of our operations. If we are not able to repay or refinance our debt as it becomes due, we may be forced to take disadvantageous actions, including reducing spending on marketing, advertising and new product innovation, reducing future financing for working capital, capital expenditures and general corporate purposes, selling assets or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the food and beverage industry could be impaired. The lenders who hold our debt could also accelerate amounts due in the event that we default, which could potentially trigger a default or acceleration of the maturity of our other debt.
In addition, our substantial leverage could put us at a competitive disadvantage compared to our competitors that are less leveraged. These competitors could have greater financial flexibility to pursue strategic acquisitions and secure additional financing for their operations. Our substantial leverage could also impede our ability to withstand downturns in our industry or the economy in general.
We may increase our debt or raise additional capital in the future, including to meet working capital needs or fund acquisitions, which could affect our financial health and decrease our profitability.
We may increase our debt or raise additional capital in the future, subject to restrictions in our debt agreements. In addition, our Board may issue shares of preferred stock without further action by holders of our common stock. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms we find acceptable, if at all. If we incur additional debt or raise equity through the issuance of our preferred stock, the terms of the debt or our preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. If we raise funds through the issuance of additional equity, our then-existing stockholders' ownership in us would be diluted. Also, regardless of the terms of our debt or equity financing, our agreements and obligations under the Tax Matters Agreement may limit our ability to issue stock. For a more detailed discussion, see “Manitowoc Foodservice may not be able to engage in certain transactions after the Spin-Off.” If we are unable to raise additional capital when needed, our financial condition, and thus your investment in us, could be materially and adversely affected.
After the Spin-Off, certain of our directors and officers may have actual or potential conflicts of interest because of their Manitowoc ParentCo equity ownership or their former Manitowoc ParentCo positions.
Certain of the persons we expect to become our executive officers and directors have been, and will be until the Spin-Off, Manitowoc ParentCo officers, directors or employees and thus have professional relationships with Manitowoc ParentCo’s executive officers, directors or employees. In addition, because of their former Manitowoc ParentCo positions, following the Spin-Off, certain of our directors and executive officers may own Manitowoc ParentCo common stock or options to acquire shares of Manitowoc ParentCo common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. These relationships and financial interests may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Manitowoc ParentCo and us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Manitowoc ParentCo and us regarding the terms of the agreements governing the Spin-Off and the relationship thereafter between the companies.
Risks Relating to Our Common Stock and the Securities Markets
You face the following risks in connection with ownership of our common stock:
No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off, our stock price may fluctuate significantly.
There is currently no public market for our common stock. We intend to apply to list our common stock on the NYSE. We anticipate that before the Distribution Date for the Spin-Off, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for you to sell our shares and could lead to our share price being depressed or volatile.
We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including the factors listed in “Cautionary Statement Concerning Forward-Looking Statements” and the following:

•	our quarterly or annual earnings, or those of other companies in our industry;

•	announcements by us or our competitors of significant new business awards;

•	announcements of significant acquisitions, divestitures, strategic alliances, joint ventures or dispositions by us or our competitors;

•	the failure of securities analysts to cover our common stock after the Spin-Off;

•	changes in earnings estimates by securities analysts;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the foodservice industry;

•	overall market fluctuations;

•	changes in capital gains taxes and taxes on dividends affecting stockholders; and

•	general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some Manitowoc ParentCo shareholders and, as a result, these Manitowoc ParentCo shareholders may sell our shares after the Distribution. See “Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.
Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could also adversely affect the trading price of our common stock.
Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.
Manitowoc ParentCo shareholders receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. Although we have no actual knowledge of any plan or intention of any significant shareholder to sell our common stock following the Spin-Off, it is possible that some Manitowoc ParentCo shareholders, including some of our larger stockholders, will sell our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or - in the case of index funds - we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock relating to the above events or the perception in the market that such sales will occur may decrease the market price of our common stock.
We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.
Following the Spin-Off, the timing, declaration, amount and payment of any future dividends to stockholders will fall within the discretion of our Board. Our Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit or prohibit the payment of dividends. For more information, see “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or that we will continue to pay any dividend if we do commence paying dividends. There can also be no assurance that, in the future, the combined annual dividends on Manitowoc ParentCo common stock, if any, and our common stock, if any, after the Spin-Off will equal the annual dividends on Manitowoc ParentCo common stock prior to the Spin-Off.
Your percentage ownership in Manitowoc Foodservice may be diluted in the future.
Your percentage ownership in Manitowoc Foodservice may be diluted in the future because of equity awards that we expect to grant to our directors, officers and employees. Prior to the Spin-Off, we expect to approve equity incentive plans that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments we may make in the future.
Provisions of Delaware law and our Certificate of Incorporation and Bylaws may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.
Several provisions of Delaware law and our Certificate of Incorporation and Bylaws may discourage, delay or prevent a merger or acquisition that a stockholder or investor may consider favorable. These include provisions that:

•	allow our Board to adopt a stockholder rights plan;

•	authorize our Board to establish one or more series of undesignated preferred stock without stockholder approval, and to determine the terms of such preferred stock at the time of issuance;

•	do not provide for cumulative voting in the election of directors;

•	limit the stockholders’ ability to call special meetings of stockholders to remove directors;

•	establish advance notice requirements for stockholder nominations and proposals; and

•	limit our ability to enter into business combination transactions with certain stockholders.

These and other provisions of Delaware law and our Certificate of Incorporation and Bylaws may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of Manitowoc Foodservice, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. See “Description of Our Capital Stock” for more information.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Statements in this Information Statement that are not historical facts are forward-looking statements, which are based upon our current expectations.
These statements involve risks and uncertainties that could cause actual results to differ materially from what appears within this Information Statement.
Forward-looking statements include descriptions of plans and objectives for future operations, and the assumptions behind those plans. The words “anticipates,” “believes,” “intends,” “estimates,” “targets” and “expects,” or similar expressions, usually identify forward-looking statements. Any and all projections of future performance are forward-looking statements.
In addition to the assumptions, uncertainties and other information referred to specifically in the forward-looking statements, a number of factors relating to our business could cause actual results to be significantly different from the current expectations presented in this Information Statement. Those factors include, without limitation, the following:

•	the impact of our separation from Manitowoc ParentCo and risks relating to our ability to operate effectively as an independent, publicly traded company;

•	efficiencies and capacity utilization of facilities;

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issues relating to the ability to timely and efficiently execute on manufacturing strategies, including issues relating to new plant start-ups, plant closings, workforce reductions or ramp-ups, and/or consolidations of existing facilities and operations;

•	our failure to retain our executive management team and to attract qualified new personnel;

•	realization of anticipated earnings enhancements, cost savings, strategic options and other synergies, and the anticipated timing to realize those enhancements, savings, synergies, and options;

•	availability of certain raw materials;

•	changes in raw materials and commodity prices;

•	actions of competitors, including competitive pricing;

•	the successful development of innovative products and market acceptance of new and innovative products;

•	the ability to focus and capitalize on product quality and reliability;

•	unexpected issues associated with the quality of materials and components sourced from third parties and resolution of those issues;

•	unanticipated issues associated with refresh/renovation plans by national restaurant accounts and global chains;

•	consumer demand for quick-service restaurant chains and kiosks;

•	growth in demand for foodservice equipment by customers in emerging markets;

•	global expansion of customers;

•	changes in the markets we serve;

•	unfavorable outcomes in product liability lawsuits, or an increase in the volume of product liability lawsuits;

•	unexpected costs incurred in protecting our intellectual property;

•	weather;

•	changes in domestic and international economic and industry conditions;

•	work stoppages, labor negotiations, rates and temporary labor;

•	the availability of local suppliers and skilled labor;

•	unanticipated changes in capital and financial markets;

•	changes in the interest rate environment;

•	foreign currency fluctuations and their impact on reported results and hedges in place;

•	unexpected issues affecting our effective tax rate, including, but not limited to, global tax policies, tax reform, and tax legislation;

•	unanticipated issues associated with the resolution or settlement of uncertain tax positions or unfavorable resolution of tax audits;

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the tax treatment of the Distribution and the restrictions on post-Distribution activities imposed on Manitowoc Foodservice under the Tax Matters Agreement in order to preserve the tax-free treatment of the Spin-Off;

•	actions of activist shareholders;

•	costs associated with unanticipated environmental liabilities;

•	risks associated with data security and technological systems and protections;

•	world-wide political risk;

•	natural disasters disrupting commerce in one or more regions of the world;

•	acts of terrorism;

•	geographic factors and economic risks;

•	changes in laws and regulations, as well as their enforcement, throughout the world;

•	changes in the costs of compliance with laws regarding trade, export controls and foreign corrupt practices;

•	foodservice equipment replacement cycles in the U.S. and other mature markets;

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the ability to compete and appropriately integrate, and/or transition, restructure and consolidate acquisitions, divestures, strategic alliances, joint ventures and other strategic alternatives and otherwise capitalize on key strategic opportunities;

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in connection with acquisitions, divestitures, strategic alliances and joint ventures, the finalization of the price and other terms, the realization of contingencies consistent with any established reserves, and unanticipated issues associated with transitional services;

•	pressure of financing leverage;

•	growth of general and administrative expenses, including health care and postretirement costs;

•	unanticipated changes in consumer spending;

•	compliance with debt covenants and maintenance of credit ratings as well as the impact of interest and principal repayment of our future debt obligations;

•	growth of general and administrative expenses, including health care and postretirement costs; and

•	other events outside our control.

THE SPIN-OFF
Background
On January 29, 2015, Manitowoc ParentCo announced plans to create two independent public companies: the Foodservice Business and the Crane Business. To effect the Spin-Off, Manitowoc ParentCo will undertake the Internal Reorganization described under “Certain Relationships and Related Party Transactions-Agreements with Manitowoc ParentCo-Separation and Distribution Agreement,” following which Manitowoc ParentCo will hold the Crane Business and Manitowoc Foodservice, Manitowoc ParentCo’s wholly owned subsidiary, will hold the Foodservice Business.
Following the Internal Reorganization, Manitowoc ParentCo will distribute all of its equity interest in us, consisting of all of the outstanding shares of our common stock, to Manitowoc ParentCo’s shareholders on a pro rata basis. Following the Spin-Off, Manitowoc ParentCo will not own any equity interest in us, and we will operate independently from Manitowoc ParentCo. No approval of Manitowoc ParentCo’s shareholders is required in connection with the Spin-Off, and Manitowoc ParentCo’s shareholders will not have any appraisal rights in connection with the Spin-Off.
The Spin-Off described in this Information Statement is subject to the satisfaction, or Manitowoc ParentCo’s waiver, of a number of conditions. In addition, Manitowoc ParentCo has the right not to complete the Spin-Off if, at any time, the Manitowoc ParentCo Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Manitowoc ParentCo or its shareholders or is otherwise not advisable. For a more detailed description, see “Conditions to the Spin-Off.”
Reasons for the Spin-Off
The Manitowoc ParentCo Board believes that creating two public companies will present a number of opportunities, including the following:

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The Spin-Off will allow each company to focus on its distinct growth profile, product categories, distribution systems and strategic priorities, with customized cultures, organizational structures, operating models and financial targets that best fit its own business, markets and unique opportunities.

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The Spin-Off will allow each company to raise capital more efficiently using a capital structure that aligns with its distinct business profile, allocate resources and deploy capital in a manner consistent with its distinct operational focus and strategic priorities in order to optimize total returns to shareholders.

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The Spin-Off will allow each company to issue stock-based compensation to its employees that more closely aligns the employee’s efforts with his or her compensation, thereby enhancing the ability of each company to attract and retain key talent.

•	The Spin-Off will allow investors to value Manitowoc ParentCo and Manitowoc Foodservice based on their particular operational and financial characteristics and thus invest accordingly.

•	The Spin-Off will allow each company to attract a long-term investor base appropriate for the particular operational and financial characteristics of that company.
The Manitowoc ParentCo Board also considered certain risks and negative factors associated with the Spin-Off, including: the fact that the Spin-Off will be contingent upon the satisfaction of a number of conditions and will require significant time and attention of management; the risk that the Spin-Off may not achieve some or all of its intended benefits; the fact that the trading price of Manitowoc ParentCo’s common stock will likely decrease immediately following the Spin-Off; the risk that the combined trading price of Manitowoc ParentCo common stock and our common stock may be less than the price at which Manitowoc ParentCo’s common stock would otherwise have traded; and the risk that the Spin-Off could result in substantial tax liability.
Separation of Manitowoc Foodservice from Manitowoc ParentCo
With the objective of creating two separate and strong businesses and with input and advice from Manitowoc ParentCo’s management, the Manitowoc ParentCo Board defined principles to implement the separation of Manitowoc Foodservice from Manitowoc ParentCo. These separation principles include ensuring that both Manitowoc ParentCo and Manitowoc Foodservice will each hold the assets needed to operate our respective businesses and have total liabilities immediately following the Spin-Off that support each of us achieving capital structures appropriate for our business profiles.
The Manitowoc ParentCo Board charged a steering committee comprising members of Manitowoc ParentCo’s senior management, or the “Steering Committee,” with overseeing the separation of the businesses in accordance with these separation principles. Guided by the separation principles and input from business units and strategy, tax and legal teams, as well as outside advisors, the Steering Committee considered, among other factors, each business’s historic ownership and usage of assets, incurrence of liabilities, relationships with other entities and accounting treatment, as well as administrative costs and efficiencies, to determine the terms of the separation of Manitowoc Foodservice from Manitowoc ParentCo.
When and How You Will Receive Manitowoc Foodservice Shares

Manitowoc ParentCo will distribute to its shareholders, pro rata, one share of our common stock for every one share of Manitowoc ParentCo common stock outstanding as of December 31, 2015, the Record Date of the Distribution.
Prior to the Spin-Off, Manitowoc ParentCo will deliver all of the issued and outstanding shares of our common stock to the distribution agent. Computershare will serve as distribution agent in connection with the distribution of our common stock and as transfer agent and registrar for our common stock.
If you own Manitowoc ParentCo common stock as of the close of business on [●], 2016, the shares of our common stock that you are entitled to receive in the Distribution will be issued to your account as follows:

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Registered shareholders. If you own your shares of Manitowoc ParentCo common stock directly, either through an account with Manitowoc ParentCo’s transfer agent or if you hold physical stock certificates, you are a registered shareholder. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to your Computershare account on or shortly after the Distribution Date. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to shareholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding the Manitowoc Foodservice shares at www.computershare.com/investor or via our transfer agent’s interactive voice response system at (877) 498‑8861, in each case using the same credentials that you use to access your Manitowoc ParentCo account.

Within ten business days after the Distribution Date, the distribution agent will mail to you a Computershare account statement and a check for any cash in lieu of fractional shares you are entitled to receive. See “Treatment of Fractional Shares.” The Computershare account statement will indicate the number of whole shares of our common stock that have been registered in book-entry form in your name.

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“Street name” or beneficial shareholders. Most Manitowoc ParentCo shareholders own their shares of Manitowoc ParentCo common stock beneficially through a bank, broker or other nominee. In these cases, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. If you own your shares of Manitowoc ParentCo common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in street name.

If you sell any of your shares of Manitowoc ParentCo common stock on or before the Distribution Date, the buyer of those shares, and not you, may in some circumstances be entitled to receive the shares of our common stock issuable in respect of the shares sold. If you sell any of your shares of Manitowoc ParentCo common stock after the Record Date but before the Distribution Date, you may choose to sell the shares with or without the right to receive Manitowoc Foodservice shares. See “Trading Prior to the Distribution Date” for more information.
We are not asking Manitowoc ParentCo shareholders to take any action in connection with the Spin-Off. No shareholder approval of the Spin-Off is required. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to surrender any of your shares of Manitowoc ParentCo common stock for shares of our common stock. The number of outstanding shares of Manitowoc ParentCo common stock will not change as a result of the Spin-Off.
Number of Shares You Will Receive
On the Distribution Date, you will receive one share of our common stock for every one share of Manitowoc ParentCo common stock you owned as of the Record Date.
Treatment of Equity-Based Compensation
With respect to Manitowoc ParentCo’s equity-based incentive awards that are outstanding on the Distribution Date, we expect that each outstanding Manitowoc ParentCo stock option, restricted share, restricted stock unit and performance share will be treated in a manner similar to that experienced by Manitowoc ParentCo shareholders with respect to their Manitowoc ParentCo common stock. More specifically, each of these awards will be deemed bifurcated into two separate awards: (1) a modified award covering Manitowoc ParentCo common stock; and (2) a new award of the same type covering Manitowoc Foodservice common stock. Each of these two awards will be subject to the same terms and conditions after the spin-off as the terms and conditions applicable to the original Manitowoc ParentCo award prior to the spin-off, except:

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with respect to each modified stock option award covering Manitowoc ParentCo common stock and new stock option award covering Manitowoc Foodservice common stock, the per-share exercise price for such award will be adjusted or established, as applicable, so that the two awards, together, will retain, in the aggregate, the same intrinsic value that the original Manitowoc ParentCo stock option award had immediately prior to the spin-off (subject to rounding);

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with respect to performance shares subject to performance goals relating to performance periods that are incomplete at the time of the spin-off, the performance goals will be deemed met at the target level and the number of performance shares will be calculated with no proration, but the performance shares will remain subject to continued time-based vesting until the end of the applicable performance period.

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with respect to each new award covering Manitowoc Foodservice common stock, the number of underlying shares subject to such new award will be determined based on application of the distribution ratio to the number of shares of Manitowoc ParentCo common stock subject to the original Manitowoc ParentCo award prior to bifurcation;

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with respect to any continuous employment requirement associated with any equity-based incentive awards, such requirement will be satisfied after the spin-off (a) by a Manitowoc Foodservice employee based on his or her continuous employment with Manitowoc Foodservice (for equity-based incentive awards of either Manitowoc Foodservice or Manitowoc ParentCo) and (b) by a Manitowoc ParentCo employee based on his or her continuous employment with Manitowoc ParentCo (for equity-based incentive awards of either Manitowoc ParentCo or Manitowoc Foodservice); and

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to the extent any original Manitowoc ParentCo equity-based incentive award is subject to potential accelerated vesting or exercisability in the event of a “change of control” or similar event, the corresponding post-spinoff Manitowoc ParentCo and Manitowoc Foodservice equity-based incentive awards will generally accelerate in the same manner in the event of (a) a change of control or similar event of the issuer of the shares underlying such awards, or (b) a change of control or similar event of the employer of the grantee.

To the extent that an affected employee is employed in a non-U.S. jurisdiction, and the adjustments or grants contemplated above could result in adverse tax consequences or other adverse regulatory consequences, Manitowoc ParentCo may determine that a different equitable adjustment or grant will apply in order to avoid any such adverse consequences.
We expect that the Compensation Committee of our board of directors will maintain a program to deliver long-term incentive awards to our executives and other employees that is appropriate for our business needs. However, the types of awards provided, the allocation of grant date values among the mix of awards and the performance measures to be used may differ from Manitowoc ParentCo’s past practice.
Treatment of Fractional Shares
The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Manitowoc ParentCo shareholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and when-issued trades will generally settle within four trading days following the Distribution Date. See “Trading Prior to the Distribution Date” for additional information regarding when-issued trading. The distribution agent will, in its sole discretion, without any influence by Manitowoc ParentCo or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Manitowoc ParentCo or us.
The distribution agent will send to each registered holder of Manitowoc ParentCo common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to complete the distribution of cash in lieu of fractional shares to Manitowoc ParentCo shareholders within ten business days after the Distribution Date. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of fractional shares. The cash you receive in lieu of fractional shares will generally be taxable to you. See “Material U.S. Federal Income Tax Consequences” below for more information.
Results of the Spin-Off
After the Spin-Off, we will be an independent, publicly traded company. Immediately following the Distribution, we expect to have approximately [●] registered holders of shares of our common stock and approximately [●] million shares of our common stock outstanding, based on the number of Manitowoc ParentCo registered shareholders and shares of Manitowoc ParentCo common stock outstanding on December 31, 2015. The actual number of shares of our common stock Manitowoc ParentCo will distribute in the Spin-Off will depend on the actual number of shares of Manitowoc ParentCo common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercises of outstanding options pursuant to Manitowoc ParentCo’s equity plans on or prior to the Record Date. The Spin-Off will not affect the number of outstanding shares of Manitowoc ParentCo common stock or any rights of Manitowoc ParentCo shareholders, although we expect the trading price of shares of Manitowoc ParentCo common stock immediately following the Distribution to be lower than immediately prior to the Distribution because Manitowoc ParentCo’s trading price will no longer reflect the value of the Foodservice Business. Furthermore, until the market has fully analyzed the value of Manitowoc ParentCo without the Foodservice Business, the price of shares of Manitowoc ParentCo common stock may fluctuate.
Before the Spin-Off, we intend to enter into a Separation and Distribution Agreement and several other agreements with Manitowoc ParentCo related to the Spin-Off. These agreements will govern the relationship between Manitowoc ParentCo and us up to and after completion of the Spin-Off and allocate between Manitowoc ParentCo and us various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions-Agreements with Manitowoc ParentCo.”

Listing and Trading of our Common Stock
As of the date of this Information Statement, we are a wholly owned subsidiary of Manitowoc ParentCo. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Distribution. See “Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of common stock on the NYSE under the symbol “MFS.” Following the Spin-Off, Manitowoc ParentCo common stock will continue to trade on the NYSE under the symbol “MTW.”
Neither Manitowoc ParentCo nor we can assure you as to the trading price of Manitowoc ParentCo common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of Manitowoc ParentCo common stock and our common stock after the Spin-Off will be less than, equal to or greater than the trading prices of Manitowoc ParentCo common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off. See “Risk Factors-Risks Relating to our Common Stock and the Securities Markets” for more detail.
The shares of our common stock distributed to Manitowoc ParentCo shareholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, or the “Securities Act,” or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.
We expect that Manitowoc ParentCo’s current directors and executive officers, including [●], who will be among our executive officers following the Spin-Off, will voluntarily commit to hold 100% of the after-tax net shares of our common stock they receive in the Spin-Off and 100% of the after-tax net shares of Manitowoc ParentCo common stock they hold on the Distribution Date for at least one year following the Distribution Date. In addition, we expect that the other individuals who will serve as our executive officers following the Spin-Off will voluntarily commit to hold 100% of the after-tax net shares of our common stock they receive in the Spin-Off and at least 50% of the after-tax net shares of Manitowoc ParentCo common stock they hold on the Distribution Date for at least one year following the Distribution Date.
Trading Prior to the Distribution Date
We expect a “when-issued” market in our common stock to develop as early as two trading days prior to the Record Date for the Distribution and continue up to and including the Distribution Date. When-issued trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of Manitowoc ParentCo common stock on the Record Date, you will be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of Manitowoc ParentCo common stock you own, on the when-issued market. We expect when-issued trades of our common stock to settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that when-issued trading of our common stock will end and “regular-way” trading will begin.
Following the Distribution Date, we expect shares of our common stock to be listed on the NYSE under the trading symbol “MFS.” If when-issued trading occurs, the listing for our common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our when-issued trading symbol when and if it becomes available. If the Spin-Off does not occur, all when-issued trading will be null and void.
Conditions to the Spin-Off
We expect that the Spin-Off will be effective on the Distribution Date, provided that the following conditions have been satisfied or the Manitowoc ParentCo Board has waived the conditions:

•	the Manitowoc ParentCo Board will, in its sole and absolute discretion, have authorized and approved:
(i)    the Internal Reorganization,

(ii)	any other transfers of assets and assumptions of liabilities contemplated by the Separation and Distribution Agreement and any related agreements; and
(iii)    the Distribution,
and will not have withdrawn that authorization and approval;

•	the Manitowoc ParentCo Board will have declared the Distribution of all outstanding shares of our common stock to Manitowoc ParentCo’s shareholders;

•
the SEC will have declared our Registration Statement on Form 10, of which this Information Statement is a part, effective under the Exchange Act, no stop order suspending the effectiveness of the Registration Statement will be in effect, no proceedings for that purpose will be pending before or threatened by the SEC and notice of Internet availability of this Information Statement or this Information Statement will have been mailed to Manitowoc ParentCo’s shareholders;

•	the NYSE or another national securities exchange approved by the Manitowoc ParentCo Board will have accepted our common stock for listing, subject to official notice of issuance;

•	the Internal Reorganization will have been completed;

•
the receipt of an opinion from tax counsel or another third party advisor to Manitowoc ParentCo that the Distribution and certain related transactions will qualify as tax-free to Manitowoc ParentCo and its shareholders under Sections 355, 368 and related provisions of the Code;

•
no order, injunction or decree that would prevent the consummation of the Distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of the Distribution will be in effect, and no other event outside the control of Manitowoc ParentCo will have occurred or failed to occur that prevents the consummation of the Distribution;

•
no other events or developments will have occurred prior to the Distribution that, in the judgment of the Manitowoc ParentCo Board, would result in the Distribution having a material adverse effect on Manitowoc ParentCo or its shareholders;

•
Manitowoc ParentCo and we will have executed and delivered the Separation and Distribution Agreement, Tax Matters Agreement, Transition Services Agreement, Employee Matters Agreement, Intellectual Property Matters Agreement and all other ancillary agreements related to the Spin-Off; and

•
immediately prior to the Distribution, our Certificate of Incorporation and Bylaws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, will be in effect.

The fulfillment of the above conditions will not create any obligation on Manitowoc ParentCo’s part to effect the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the NYSE’s approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Manitowoc ParentCo has the right not to complete the Spin-Off if, at any time, the Manitowoc ParentCo Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Manitowoc ParentCo or its shareholders or is otherwise not advisable.
Reasons for Furnishing this Information Statement
We and Manitowoc ParentCo are furnishing this Information Statement solely to provide information to Manitowoc ParentCo’s shareholders who will receive shares of our common stock in the Distribution. You should not construe this Information Statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Manitowoc ParentCo. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither Manitowoc ParentCo nor we undertake any obligation to update the information except in the normal course of Manitowoc ParentCo’s and our public disclosure obligations and practices.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a summary of the material U.S. federal income tax consequences to Manitowoc ParentCo and to the holders of Manitowoc ParentCo common stock in connection with the Spin-Off. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this Information Statement, all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.
This summary is limited to holders of Manitowoc ParentCo common stock that are U.S. Holders, as defined immediately below. A “U.S. Holder” is a beneficial owner of Manitowoc ParentCo common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•
an entity that is classified for U.S. federal income tax purposes as a corporation and that is organized under the laws of the United States, any state thereof, or the District of Columbia, or is otherwise treated for U.S. federal income tax purposes as a domestic corporation;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons as described in Section 7701(a)(30) of the Code (“United States persons”) have the authority to control all of its substantial decisions; or (ii) it was treated as a domestic trust under the law in effect before 1997 and a valid election is in place under applicable U.S. Treasury Regulations.

This summary does not address all tax considerations that may be relevant to U.S. Holders in light of their particular circumstances, and does not address the consequences to U.S. Holders subject to special treatment under the U.S. federal income tax laws, including but not limited to the following:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts or regulated investment companies;

•	persons who acquired Manitowoc ParentCo common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	holders who own, or are deemed to own, at least 10% or more, by voting power or value, of the equity interests in Manitowoc ParentCo;

•	holders who own Manitowoc ParentCo common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes; or

•	persons who own Manitowoc ParentCo common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to Manitowoc ParentCo’s shareholders who do not hold Manitowoc ParentCo common stock as a capital asset. Moreover, this summary does not discuss any alternative minimum tax consequences and does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.
If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Manitowoc ParentCo common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.
YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE SPIN-OFF. THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR.
In connection with the Spin-Off, Manitowoc ParentCo expects to receive an opinion from Baker & McKenzie LLP to the effect that (i) the Internal Reorganization will qualify for non-recognition of gain or loss to Manitowoc ParentCo and us pursuant to Section 368 and related provisions of the Code, and (ii) the Distribution will qualify for non-recognition of gain or loss to Manitowoc ParentCo and Manitowoc ParentCo’s shareholders pursuant to Section 355 and related provisions of the Code, except to the extent of cash received in lieu of fractional shares. The opinion will be based on, among other things, current tax law and assumptions and representations made by Manitowoc Foodservice and Manitowoc ParentCo, which if incorrect in any material respect, could jeopardize the conclusions reached by Baker & McKenzie LLP in its opinion. The opinion received by Manitowoc ParentCo will not be binding on the IRS or the courts. Although the receipt of the opinion is a condition to the Spin-Off, that condition as well as all other conditions to the Spin-Off may be waived by Manitowoc ParentCo in its sole discretion. The tax opinion of Baker & McKenzie LLP will rely on certain facts, assumptions, representations and undertakings from Manitowoc ParentCo and Manitowoc Foodservice regarding the past and future conduct of Manitowoc ParentCo’s and Manitowoc Foodservice’s businesses and other matters. If any of these facts, assumptions, representations or undertakings is incorrect or not otherwise satisfied, Manitowoc ParentCo may not be able to rely on the tax opinion. Accordingly, notwithstanding the receipt of the tax opinion, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to one or more of the conclusions set forth below. In that event, the consequences described immediately below would not apply and holders of Manitowoc ParentCo common stock who receive shares of Manitowoc Foodservice common stock in the Spin-Off could be subject to significant U.S. federal income tax liability.

Assuming the Spin-Off satisfies the requirements necessary for tax-free treatment under Sections 355, 368 and related provisions of the Code, the following will describe the material U.S. federal income tax consequences to Manitowoc ParentCo, Manitowoc Foodservice and Manitowoc ParentCo’s shareholders of the Spin-Off:

•
no gain or loss will be recognized by, or be includible in the income of, a holder of Manitowoc ParentCo common stock, solely as a result of the receipt of Manitowoc Foodservice common stock, except with respect to any cash received in lieu of a fractional share;

•
subject to the discussion below regarding Section 355(e), no gain or loss will be recognized by, and no amount will be includable in the income of, Manitowoc ParentCo as a result of the Spin-Off, other than with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under U.S. Treasury Regulations relating to consolidated returns;

•
the aggregate tax basis of Manitowoc ParentCo common stock and Manitowoc Foodservice common stock (including any fractional shares for which cash is received) in the hands of a U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of Manitowoc ParentCo common stock held by the U.S. Holder immediately before the Distribution, allocated between the common stock of Manitowoc ParentCo and Manitowoc Foodservice common stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the Distribution Date;

•
the holding period of shares of the Manitowoc Foodservice common stock received by a U.S. Holder in the Distribution will include the holding period of such U.S Holder’s shares of Manitowoc ParentCo common stock, provided that such shares of Manitowoc ParentCo common stock are held as capital assets on the Distribution Date; and

•
a U.S. Holder who receives cash in lieu of a fractional share of Manitowoc Foodservice common stock in the Distribution will be treated as having sold such fractional share for the amount of cash it actually received and, provided the fractional share is considered to be held as a capital asset, generally will recognize capital gain or loss in an amount equal to the difference between the amount of such cash received and such U.S. Holder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for its Manitowoc ParentCo common stock exceeds one year on the Distribution Date.

U.S. Holders that have acquired different blocks of shares of Manitowoc ParentCo common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, Manitowoc Foodservice common stock distributed with respect to such blocks of shares of Manitowoc ParentCo common stock.
U.S. Treasury Regulations require certain shareholders that receive stock in a spin-off to attach to their respective U.S. federal income tax returns, for the year in which the spin-off occurs, a detailed statement setting forth certain information relating to the spin-off. Within a reasonable period of time after the Distribution, Manitowoc ParentCo expects to make available to its shareholders information pertaining to compliance with this requirement.
If the Distribution fails to qualify as tax-free for U.S. federal income tax purposes, each U.S. Holder that receives shares of Manitowoc Foodservice common stock in the Distribution would be treated as receiving a distribution in an amount equal to the fair market value of such shares, and the distribution of shares of Manitowoc Foodservice common stock received with respect to a share of Manitowoc ParentCo common stock generally would be treated in the following manner:

•
first, as a taxable dividend to the extent of such shareholder’s pro rata share of Manitowoc ParentCo’s current and accumulated earnings and profits, if any, that is allocable to the share of Manitowoc ParentCo common stock (with such earnings and profits being increased to reflect any gain recognized by Manitowoc ParentCo on the Distribution);

•	second, as a non-taxable return of capital to the extent of such U.S. Holder’s tax basis in the share of Manitowoc ParentCo common stock; and

•	thereafter as capital gain with respect to any remaining value.

Additionally, each U.S. Holder’s basis in the Manitowoc Foodservice common stock would be equal to the fair market value of such stock on the Distribution Date and its holding period in the Manitowoc Foodservice common stock would begin on the Distribution Date. Furthermore, Manitowoc ParentCo would recognize a taxable gain on the Manitowoc Foodservice common stock to the extent the fair market value of the shares of Manitowoc Foodservice common stock owned by Manitowoc ParentCo immediately prior to the Distribution exceeds Manitowoc ParentCo’s tax basis in such shares. Any such gain would be substantial.
Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may be taxable to Manitowoc ParentCo (but not Manitowoc ParentCo’s shareholders) under Section 355(e) if 50% or more, by vote or value, of the shares of Manitowoc Foodservice common stock or shares of Manitowoc ParentCo common stock are acquired or issued as part of a plan or series of related transactions that includes the Distribution. For this purpose, any acquisitions or issuances of Manitowoc ParentCo common stock within two years before the Distribution, and any acquisitions or issuances of Manitowoc Foodservice common stock or Manitowoc ParentCo common stock within two years after the Distribution, generally are presumed to be part of such a plan, although Manitowoc Foodservice or Manitowoc ParentCo may be able to rebut that presumption. Even if Section 355(e) were to apply to cause the Distribution to be taxable to Manitowoc ParentCo, the receipt of the shares of Manitowoc Foodservice common stock in the Distribution would remain tax-free to the Manitowoc ParentCo shareholders.
In connection with the Spin-Off, Manitowoc Foodservice and Manitowoc ParentCo will enter into the Tax Matters Agreement whereby Manitowoc Foodservice will agree to be subject to certain restrictions to preserve the tax-free nature of the Spin-Off. For a description of the Tax Matters Agreement, see “Certain Relationships and Related Person Transactions-Agreements with Manitowoc ParentCo-Tax Matters Agreement.”

The preceding summary of the anticipated U.S. federal tax consequences of the spin-off is not specific to any shareholder's individual circumstances. Manitowoc ParentCo’s shareholders should consult their own tax advisors as to the specific tax consequences of the spin-off to them, including the application and effect of state, local or non-U.S. tax laws and changes in applicable tax laws.

DIVIDEND POLICY
Prior to completion of the Spin-Off, the Board of Directors of Manitowoc Foodservice will adopt a policy with respect to the payment of dividends on Manitowoc Foodservice common stock following the Distribution. The timing, declaration, amount of, and payment of any dividends following the Spin-Off is within the discretion of the Manitowoc Foodservice Board of Directors and will depend upon many factors, including Manitowoc Foodservice’s financial condition, earnings, corporate strategy, capital requirements of its operating subsidiaries, covenants associated with certain debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by Manitowoc Foodservice’s Board of Directors.

CAPITALIZATION
The following table sets forth the unaudited cash and cash equivalents and capitalization of Manitowoc Foodservice as of September 30, 2015, on an historical basis and on a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma financial information. The information below is not necessarily indicative of what our capitalization would have been had the Spin-Off and related financing transactions been completed as of September 30, 2015. In addition, it is not indicative of Manitowoc Foodservice’s future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and accompanying notes included elsewhere in this Information Statement.

	As of September 30, 2015
(in millions)	Historical	Pro Forma
Cash and cash equivalents	$47.3	[•]
Capitalization:
Indebtedness
Short-term debt	—	[•]
Long-term debt	—	[•]
Total indebtedness (1)	—	[•]
Equity
Common stock, par value $0.01 per share (2)	—	[•]
Additional paid-in capital	—	[•]
Net parent company investment	1,355.9	[•]
Accumulated other comprehensive loss	(40.5)	[•]
Total equity	1,315.4	[•]
Total capitalization	$1,315.4	[•]

(1) Total indebtedness excludes capital lease obligations.
(2) We expect to distribute approximately [•] million shares of Manitowoc Foodservice common stock to holders of Manitowoc ParentCo common stock based on the number of shares of Manitowoc ParentCo common stock outstanding as of December 31, 2015.

Manitowoc Foodservice has not yet finalized its post-Distribution capitalization. Pro forma financial information reflecting our post-Distribution capitalization will be included in an amendment to this Information Statement.

SELECTED HISTORICAL COMBINED FINANCIAL DATA
The following table presents our selected historical combined financial data as of and for the nine months ended September 30, 2015 and 2014, and as of and for each of the fiscal years in the five-year period ended December 31, 2014. We derived the selected historical combined financial data as of September 30, 2015, and for the nine months ended September 30, 2015 and 2014, and as of December 31, 2014 and 2013, and for each of the fiscal years in the three-year period ended December 31, 2014, from our unaudited and audited combined financial statements included elsewhere in this Information Statement. We derived the selected historical combined financial data as of September 30, 2014, and December 31, 2012, and as of and for the fiscal years ended December 31, 2011 and 2010, from our unaudited combined financial statements that are not included in this Information Statement. In management’s opinion, the unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented.
Our historical combined financial statements include expenses of Manitowoc ParentCo that were allocated to us for certain functions, including general corporate expenses related to finance, treasury, tax, audit, legal, information technology, human resources, and investor relations. These costs may not be representative of the future costs we will incur as an independent public company. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our Spin-Off from Manitowoc ParentCo, including changes in our cost structure, personnel needs, tax structure, financing and business operations. Consequently, the financial information included here may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented.
You should read the selected historical combined financial data presented below in conjunction with our audited and unaudited condensed combined financial statements and accompanying notes, “Unaudited Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Information Statement.

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
(in millions)	2015	2014	2014	2013	2012	2011	2010
Statement of Operations Data:
Net sales	$1,178.4	$1,207.1	$1,581.3	$1,541.8	$1,486.2	$1,454.6	$1,363.0
Depreciation and amortization	38.5	39.9	53.0	51.4	53.6	56.5	62.7
Earnings from continuing operations before taxes on earnings	133.5	149.5	187.2	204.6	179.5	140.9	133.0
Balance Sheet Data:
Working capital (1)	135.6	108.5	72.7	74.0	75.6	89.4	74.4
Total assets	1,924.7	1,926.2	1,898.3	1,918.2	1,969.0	2,012.6	2,231.0
Long-term obligations (2)	2.5	2.1	3.6	1.7	1.8	1.9	2.0
Capital expenditures	9.6	17.7	25.3	33.6	17.5	11.9	12.1

(1) Working capital is defined as net receivables and inventory less third-party accounts payable.
(2) Long-term obligations includes long-term capital lease obligations.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
The unaudited pro forma combined financial statements of Manitowoc Foodservice consist of an unaudited pro forma combined statement of income for the nine months ended September 30, 2015 and for the year ended December 31, 2014 and an unaudited pro forma combined balance sheet as of September 30, 2015 derived from the historical combined financial statements included in this Information Statement. The unaudited pro forma combined financial statements reported below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Combined Financial Data” and the audited and unaudited combined financial statements and corresponding notes.
The following unaudited pro forma combined financial statements are subject to assumptions and adjustments described in the accompanying notes. Manitowoc Foodservice’s management believes these assumptions and adjustments are reasonable under the circumstances and given the information available at this time. However, these adjustments are subject to change as Manitowoc ParentCo and Manitowoc Foodservice finalize the terms of the Spin-Off, including the Separation and Distribution Agreement and related transaction agreements. The unaudited pro forma combined financial statements do not purport to represent what Manitowoc Foodservice’s financial position and results of operations actually would have been had the Spin-Off occurred on the dates indicated, or to project Manitowoc Foodservice’s financial performance for any future period following the Spin-Off.
The unaudited pro forma combined statements of earnings for the nine months ended September 30, 2015 and the year ended December 31, 2014 give effect to the Spin-Off as if it had occurred on January 1, 2014, the first day of fiscal 2014. The unaudited pro forma combined balance sheet as of September 30, 2015, gives effect to the Spin-Off as if it had occurred on that date. The unaudited pro forma combined financial statements include adjustments to reflect the following:

•	the issuance of 100% of our issued and outstanding common stock by Manitowoc ParentCo in connection with the Spin-Off;

•	our anticipated capital structure, including debt anticipated to be incurred;

•	the resulting elimination of Manitowoc ParentCo’s net investment in Manitowoc Foodservice;

•
the impact of, and transactions contemplated by, the Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement, and other agreements between us and Manitowoc ParentCo summarized under “Certain Relationships and Related Party Transactions".

Manitowoc Foodservice’s annual and interim combined financial statements include allocations for certain expenses and support functions historically provided by Manitowoc ParentCo, such as business shared services and corporate costs that benefit Manitowoc Foodservice. After the Spin-Off, Manitowoc Foodservice will incur incremental costs as an independent public company, including costs to replace services previously provided by Manitowoc ParentCo as well as other similar expenses associated with operating as a standalone company. We estimate that these costs will be $20-30 million before-tax annually, over and above amounts currently included in the unaudited pro forma combined financial statements. Due to the scope and complexity of these activities, the amount and timing of these incremental costs could vary and, therefore, are not included within the unaudited pro forma combined financial statements.
Manitowoc ParentCo expects to incur approximately $130-140 million before-tax of one-time chargeable separation costs in connection with the Spin-Off, including consulting, legal, auditing, information technology, financing, debt breakage and other similar costs. Only immaterial separation costs are reflected in Manitowoc Foodservice’s historical financial statements as the costs are non-recurring in nature and expected to be borne by Manitowoc ParentCo.

MANITOWOC FOODSERVICE
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(in millions of dollars)	Historical	Pro Forma Adjustments		Pro Forma
Operations
Net sales	$1,178.4	$—		$1,178.4
Costs and expenses:
Cost of sales	809.6	—		809.6
Engineering, selling and administrative expenses	223.3	—		223.3
Amortization expense	23.6	—		23.6
Restructuring expense	1.3	—		1.3
Separation expense	1.1	(1.1)	(1)	—
Other expense (income)	0.4	—		0.4
Total costs and expenses	1,059.3	(1.1)		1,058.2
Operating earnings from continuing operations	119.1	1.1		120.2
Other (expenses) income:
Interest expense	(1.0)	[•]	(2)	(1.0)
Amortization of deferred financing fees	—	[•]	(3)	—
Interest income on notes with Manitowoc ParentCo - net	13.5	—		13.5
Other income - net	1.9	—		1.9
Total other income	14.4	[•]		14.4
Earnings from continuing operations before taxes on earnings	133.5	1.1		134.6
Provision for taxes on earnings	41.8	0.4	(1) (4)	42.2
Earnings from continuing operations	91.7	0.7		92.4
Discontinued operations:
Earnings from discontinued operations, net of income taxes of $0.0	0.3	—		0.3
Net earnings	$92.0	$0.7		$92.7

Earnings per share
Basic	n/a		(7)
Diluted	n/a		(8)

Common shares outstanding
Basic	n/a		(7)
Diluted	n/a		(8)

See Notes to Unaudited Pro Forma Combined Financial Statements.

MANITOWOC FOODSERVICE
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

(in millions of dollars)	Historical	Pro Forma Adjustments		Pro Forma
Operations
Net sales	$1,581.3	$—		$1,581.3
Costs and expenses:
Cost of sales	1,073.3	—		1,073.3
Engineering, selling and administrative expenses	299.6	—		299.6
Amortization expense	31.8	—		31.8
Asset impairment expense	1.1	—		1.1
Restructuring expense	2.6	—		2.6
Other expense	0.4	—		0.4
Total costs and expenses	1,408.8	—		1,408.8
Operating earnings from continuing operations	172.5	—		172.5
Other (expenses) income:
Interest expense	(1.3)	[•]	(2)	(1.3)
Amortization of deferred financing fees	—	[•]	(3)	—
Interest income on notes with Manitowoc ParentCo - net	16.6	—		16.6
Other expense - net	(0.6)	—		(0.6)
Total other income	14.7	[•]		14.7
Earnings from continuing operations before taxes on earnings	187.2	—		187.2
Provision for taxes on earnings	25.9	[•]	(4)	25.9
Earnings from continuing operations	161.3	[•]		161.3
Discontinued operations:
Loss from discontinued operations, net of income taxes of $(0.3)	(0.4)	—		(0.4)
Loss on sale of discontinued operations, net of income taxes of $(0.6)	(1.1)	—		(1.1)
Net earnings	$159.8	[•]		$159.8

Earnings per share
Basic	n/a		(7)
Diluted	n/a		(8)

Common shares outstanding
Basic	n/a		(7)
Diluted	n/a		(8)
See Notes to Unaudited Pro Forma Combined Financial Statements.

MANITOWOC FOODSERVICE
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2015

(in millions of dollars)	Historical	Pro Forma Adjustments		Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$47.3	$—		$47.3
Restricted cash	0.6	—		0.6
Accounts receivable, less allowances of $3.6	97.3	—		97.3
Inventories — net	159.1	—		159.1
Deferred income taxes	23.7	0.1	(5)	23.8
Other current assets	11.7	—		11.7
Current assets held for sale	8.1	—		8.1
Total current assets	347.8	0.1		347.9
Property, plant and equipment — net	127.0	—		127.0
Goodwill	844.6	—		844.6
Other intangible assets — net	524.6	—		524.6
Other non-current assets	16.7	35.3	(5) (6)	52.0
Long-term assets held for sale	64.0	—		64.0
Total assets	$1,924.7	$35.4		$1,960.1
Liabilities and Equity
Current Liabilities:
Accounts payable and accrued expenses	$277.6	—		$277.6
Current portion of long-term capital leases and debt	0.4	—		0.4
Product warranties	34.2	—		34.2
Current liabilities held for sale	20.2	—		20.2
Total current liabilities	332.4	—		332.4
Non-Current Liabilities:
Long-term capital leases and debt	2.5	[•]	(6)	2.5
Deferred income taxes	217.1	(6.4)	(5)	210.7
Pension and postretirement health obligations	37.8	52.7	(5)	90.5
Other non-current liabilities	18.8	—		18.8
Long-term liabilities held for sale	0.7	—		0.7
Total non-current liabilities	276.9	46.3		323.2
Total Equity:
Common stock	—	[•]	(9)	[•]
Net parent company investment	1,355.9	(1.0)	(5) (6) (10)	1,354.9
Accumulated other comprehensive loss	(40.5)	(9.9)	(5)	(50.4)
Total equity	1,315.4	(10.9)		1,304.5
Total liabilities and equity	$1,924.7	$35.4		$1,960.1
See Notes to Unaudited Pro Forma Combined Financial Statements.

MANITOWOC FOODSERVICE
Notes to Unaudited Pro Forma Combined Financial Statements
For the Nine Months Ended September 30, 2015 and 2014

1. Separation Costs
This adjustment reflects the removal of separation costs of $1.1 million recorded as separation expense, for the nine months ended September 30, 2015, directly related to the separation that were incurred during the historical period. These costs were primarily for legal, tax, accounting and other professional fees. This pro forma adjustment results in an increase to the income tax provision of $0.4 million.

2. Debt Interest Expense
This adjustment reflects the pro forma adjustment for interest of $X and $X for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively, that would be incurred on the debt expected to be incurred as part of the separation as described in Footnote (6) below, if the separation had occurred at the beginning of the period presented. Interest expense on the new debt was computed based on Manitowoc Foodservice’s weighted average interest rate of X%. The actual interest rate and thus interest expense may differ from the actual interest rate and expense depending on Manitowoc Foodservice’s credit ratings change or on the final terms of our debt arrangements. See “Description of Material Indebtedness.” A 0.125% change to the annual interest rate would change interest expense by approximately $X on an annual basis.

3. Amortization of Deferred Financing Fees
This adjustment reflects the pro forma adjustment for the amortization of deferred financing fees of $X and $X for the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively, that would be incurred on the debt issuance if the separation had occurred at the beginning of the period presented. Amortization of deferred financing fees is reflective of the straight-line amortization of total debt issuance costs over the terms of the underlying debt instruments, which range between X and X years.

4. Provision for Income Taxes
The provision for income taxes reflected in our historical combined financial statements was determined as if we filed separate, standalone income tax returns in each relevant jurisdiction. In determining the tax rate to apply to our pro forma adjustments, we used the applicable statutory rate based on the jurisdiction in which the adjustment relates, consistent with Instruction 7 to Rule 11-02(b) of Regulation S-X. If the adjustment relates to an item that would never be taxed in that particular jurisdiction, we did not provide for any tax.

5. Defined Benefit Plan Assets and Obligations
Certain employees participate in defined benefit pension plans sponsored by Manitowoc ParentCo. When we become a standalone independent company, we will assume these obligations and provide the benefits directly. Manitowoc ParentCo will transfer to us the plan liabilities in the amount of $52.7 million and assets in the amount of $35.3 million associated with participant employees of Manitowoc Foodservice. The unrecognized actuarial loss on these plans is $9.9 million. These pro forma adjustments will result in deferred income taxes of $6.5 million. The remaining net impact is reflected within net parent company investment. The benefit plan expenses associated with this pension obligation were previously allocated to Manitowoc Foodservice and are included in the historical combined statements of comprehensive income. The actual assumed net benefit plan obligations could change significantly from our estimates included in these pro forma adjustments.

6. New Debt Financing
This adjustment reflects $X of new debt and the related debt issuance costs of $X as if it had taken place on September 30, 2015. Proceeds from debt issuance will be distributed to Manitowoc ParentCo in the form of a dividend in the amount of $X.

7. Basic Earnings Per Share
The number of Manitowoc Foodservice shares used to compute basic earnings per share is based on the number of shares of Manitowoc Foodservice common stock assumed to be outstanding on the record date, based on the number of Manitowoc ParentCo common shares outstanding during the nine months ended September 30, 2015 and fiscal year ended December 31, 2014, respectively, assuming a distribution ratio of one share of Manitowoc Foodservice common stock for one Manitowoc ParentCo common shares outstanding.

8. Diluted Earnings Per Share
The number of shares used to compute diluted earnings per share is based on the number of basic shares of Manitowoc Foodservice common stock as described in note (7) above, plus incremental shares assuming the exercise of dilutive outstanding options and restricted stock awards.

9. Shares of Common Stock
This adjustment reflects X million shares at a par value of $.XX per share. The number of shares of common stock is based on the number of shares of Manitowoc ParentCo common stock outstanding on September 30, 2015 and an expected distribution ratio of one share of Manitowoc Foodservice common stock for every share of Manitowoc ParentCo common stock.

10. Recapitalization of Equity
This adjustment reflects the pro forma recapitalization of our equity. On the distribution date, Manitowoc ParentCo’s net investment in Manitowoc Foodservice will be re-designated as Manitowoc Foodservice’s stockholders’ equity and will be allocated between common stock and additional paid-in capital based on the number of shares of Manitowoc Foodservice common stock outstanding at the distribution date.

BUSINESS
Overview
Manitowoc Foodservice is one of the world’s leading commercial foodservice equipment companies. We design, manufacture and service an integrated portfolio of hot and cold category products, and have a long track record of innovation. We have one of the industry’s broadest portfolios of products and are recognized by our customers and channel partners for the quality, reliability, and durability of our products. Our capabilities span refrigeration, ice-making, cooking, holding, food-preparation, and beverage-dispensing technologies, which allow us to equip entire commercial kitchens and serve the world’s growing demand for food prepared away from home. We supply foodservice equipment to commercial and institutional foodservice operators such as full-service restaurants, quick-service restaurant chains, hotels, caterers, supermarkets, convenience stores, business and industry, hospitals, schools and other institutions.
We differentiate ourselves by uniquely integrating food, equipment, digital technologies, and people to increase efficiency throughout the food preparation cycle, and create winning customer and consumer experiences. Our customers and channel partners trust the company and its food-inspiring technologies to serve their diverse needs on a global basis.
We operate in more than 100 countries globally, across the Americas, EMEA and APAC. Our products, services and solutions are marketed through a worldwide network of over three thousand dealers and distributors under well-established and recognized brands, including Cleveland, Convotherm, Dean, Delfield, Fabristeel, Frymaster, Garland, Inducs, Kolpak, Koolaire, Kysor Panel Systems, Lincoln, Manitowoc Beverage Systems, Manitowoc Ice, Merco, Merrychef, Moorwood Vulcan, Multiplex, RDI Systems, Servend, TRUpour, U.S. Range, and Welbilt. All of our products are supported by KitchenCare, our aftermarket repair and parts service. Manitowoc Foodservice’s scale and expertise enable it to serve a global customer base in continually evolving foodservice markets.

Manitowoc Foodservice Brands

We believe our ability to deliver a wide range of hot and cold category products and services that can be configured to meet end-users’ food service needs is a key driver of our success. Our customers come to us for innovations that may enable profitable growth by improving their menus, enhancing operations, and reducing costs. We accomplish this with:

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Complementary industry leading brands: A complementary portfolio of strong hot and cold category products integrated under one operating company and supported by growing aftermarket service and support. This enables Manitowoc Foodservice to design and outfit commercial kitchens in a harmonized, efficient manner and maintain a disciplined focus on targeting our fast-growing customer base with the right products for each need, at the right price;

•
Integration of food, equipment, digital technologies and people: The ability to integrate food, equipment, digital technologies and people seamlessly through collaborative innovation that enhances our customers’ ability to compete in the marketplace. Manitowoc Foodservice helps customers differentiate their food and adapt to evolving and local tastes, different cooking styles and aesthetic preferences, both regionally and globally;

•	Global scale through our network: The scale and breadth of our dealer and distributor network to accompany our customers on their global journey, especially in fast-growing emerging markets;

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Trusted innovation and service: Long-standing brands and innovative engineering customers can trust for superior quality and reliability. We regularly partner with our customers to further develop the equipment, systems and technologies they use to serve their specific culinary needs, and enable their success by delivering tailored solutions; and

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Seamless customer experience: Dedication to putting customer experience first. We offer a broad portfolio of products coupled with a unified face to the customer and growing service and parts support. Throughout the life cycle of each product, Manitowoc Foodservice provides customers with a consistent, seamless experience.

Our broad portfolio of foodservice equipment and services provides us with a balanced, diverse revenue base across geographies and foodservice product categories. Approximately 50% of our revenues are for cold category products and services, with the remaining portion attributed to hot category products and services.
For the twelve-month period ended December 31, 2014, Manitowoc Foodservice generated revenue of $1,581.3 million and operating earnings from continuing operations of $172.5 million. Based on sales by destination in the fiscal year ended December 31, 2014, the majority of our revenue was derived from customers in the Americas (71%), with 18% from EMEA customers and 11% from APAC customers.
History and Developments
Manitowoc ParentCo, a predecessor entity to Manitowoc Foodservice, was founded in 1902 and began building commercial ice machines in 1966. Manitowoc ParentCo publicly listed on the NASDAQ stock exchange in 1971 and publicly listed on the NYSE in 1993. Through a focus on research and development, innovation and superior customer service, as well as strategic and transformational acquisitions, Manitowoc Foodservice over time became an industry-leading source for foodservice equipment. Our key milestones include:

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1995: Acquisition of Shannon Group solidified our strong position in food-cooling products and positioned Manitowoc Foodservice as a leading manufacturer of commercial ice-cube machines and walk-in refrigerators; opened an ice machine manufacturing facility in China.

•	1997: Acquisition of SerVend International, a manufacturer of ice/beverage dispensers; gave us a leading position in the convenience-store segment and in beverage-dispensing equipment.

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1999: Acquisition of Kyees Aluminum Inc., a manufacturer of cooling components for suppliers of fountain soft drink dispensers; enabled us to build and distribute complete drink systems through the bottler channel.

•
2000: Acquisition of Multiplex Company provided us with an enhanced line of beverage dispensing equipment and services and accelerated our progress towards becoming a full-service provider of ice and beverage equipment.

•	2006: Acquisition of McCann’s Engineering & Manufacturing Co., a provider of beverage dispensing equipment primarily used in fast-food restaurants, stadiums, cafeterias and convenience stores.

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2008: Acquisition of Enodis; substantially enlarged the size of our product portfolio, positioned us as one of the global leaders in commercial foodservice equipment and allowed us to expand our offerings in the hot-service and food retail equipment markets.

•
2009: Sale of Scotsman, Ice-O-Matic, Simag, Barline, and other ice machine and related businesses operated by subsidiaries of Enodis; Manitowoc was required to divest Enodis Ice Group as a condition of the U.S. Department of Justice’s and the European Commission’s clearance of the Enodis acquisition.

•	2010: Acquisition of Appliance Scientific provided us with innovative accelerated cooking technologies and solidified our offerings for quick-service restaurants and convenience stores.

•	2011: Divestiture of Kysor/Warren and Kysor/Warren de Mexico to Lennox International.

•	2013: Divestiture of the Jackson warewashing business to Hoshizaki USA Holdings, Inc.

•	2013: Acquisition of Inducs provided us with an extensive line of advanced technology induction cooking products.

•	2015: Acquisition of the remaining 50% interest in the Welbilt joint venture manufacturing cold category foodservice equipment in Thailand (pending local government approval).

Products and Services
We offer a leading product portfolio of hot and cold category foodservice equipment. Our suite of products is used by commercial and institutional foodservice operators including full-service restaurants, quick-service restaurant chains, hotels, caterers, supermarkets, convenience stores, business and industry, hospitals, schools and other institutions. We have a presence throughout the world’s most significant markets in the following product groups:

•
Primary cooking equipment. We design, manufacture and sell a broad array of ranges, griddles, grills, combi ovens, convection ovens, conveyor ovens, induction cookers, broilers, tilt fry pans/kettles/skillets, braising pans, cheese melters/salamanders, cook stations, table top and countertop cooking/frying systems, fryers, steam jacketed kettles, and steamers. We sell traditional ovens, combi ovens, convection ovens, conveyor ovens, rapid-cooking ovens, range and grill products under the Convotherm, Garland, Lincoln, Merrychef, U.S. Range, and other brand names. Fryers and frying systems are marketed under the Frymaster and Dean brand names, while steam equipment is manufactured and sold under the Cleveland brand.

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Ice-cube machines, ice flaker machines, and storage bins. We design, manufacture and sell ice machines under the Manitowoc and Koolaire brand names. Our ice machines make ice in cube, nugget and flake form. The ice-cube machines are available either as self-contained units, which make and store ice, or as modular units, which make ice, but do not store it.

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Walk-in refrigerator and freezer equipment. We design, manufacture and sell commercial upright and undercounter refrigerators and freezers, blast freezers, blast chillers and cook-chill systems under the Delfield brand name. We manufacture modular and fully assembled walk-in refrigerators, coolers and freezers, and prefabricated cooler and freezer panels for use in the construction of refrigerated storage rooms and environmental systems under the Kolpak and Kysor Panel Systems brand names. We also design and manufacture customized refrigeration systems under the RDI Systems brand name.

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Beverage dispensers and related products. We produce beverage dispensers, blended ice machines, ice/beverage dispensers, beer coolers, post-mix dispensing valves, backroom equipment and support system components and related equipment for use by quick-service restaurant chains, convenience stores, bottling operations, movie theaters, and the soft-drink industry. Our beverage and related products are sold under the Servend, Multiplex, TRUpour, and Manitowoc Beverage Systems brand names.

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Serving, warming and storage equipment. We design, manufacture and sell a range of cafeteria and buffet equipment stations, bins, boxes, warming cabinets, warmers, display and deli cases, and insulated and refrigerated salad and food bars. Our equipment stations, cases, food bars and food serving lines are marketed under the Delfield, Fabristeel, Frymaster, Merco and other brand names.

•	Aftermarket parts and service solutions. We provide parts and aftermarket service as well as a wide variety of solutions under the KitchenCare brand name.

Product Innovation
Manitowoc Foodservice strives to deliver products beyond our customers’ imagination, enabling them to provide fresh, new food experiences to consumers outside the home globally. Customer demands are constantly changing, and a more health-conscious public is looking for fresh, natural alternatives to traditional out-of-home eating options, and increasingly cares about how food is sourced, handled and prepared. Manitowoc Foodservice is focused on providing our customers with the equipment they need to seize the opportunities from these dynamic changes in the market.
Through innovation, we strive to simplify restaurant operations, improve the quality of the food, improve speed and flexibility of the restaurant operation, and reduce the overall carbon foot print and life cycle operating cost of the equipment. We believe that these benefits will be delivered through our innovation portfolio consisting of mobile connectivity and monitoring, and step change improvements in operator productivity, speed and flexibility, energy efficiency, and health and sanitation.

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Mobile Connectivity and Monitoring: Integration of mobile devices in kitchens is increasing rapidly, and will extend the user interface beyond the traditional boundaries of the equipment. The combination of wearables and beacons can provide notification of key tasks and equipment situations requiring immediate attention even if the crew is not looking at the appliance. Bluetooth allows for secure information exchange using cellular or network mobile devices to collect information on the equipment, view training or maintenance instructions, and update menus and equipment software. RFID tracking of food and holding trays helps ensure the right food in the right quantities is available when needed. Our KitchenConnect series also includes a system for equipment monitoring which collects data to reduce downtime, optimize energy use, and improve service response time.

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Productivity, Speed and Flexibility: Kitchens that occupy less space, have higher output and are easier to operate are the key to growth in the foodservice industry, particularly in urban locations; greater speed and equipment flexibility also allow for higher productivity and a wider range of menu options. For example, restaurants increasingly require smaller zones that can be individually controlled, enabling variable temperature cooking across the surface with lower standby energy losses, and we are a leading provider of such surface cooking platforms. We are also expanding the use of impingement microwave ovens by adding steam and inverter control to the magnetron, which enables better control over moisture levels in the food and the microwave heating rate, and makes the oven much easier to clean with steam. Innovative control systems can improve information flow in the kitchen by letting operators know what and when to cook, and how to maintain and clean the equipment. Our fitkitchen initiative addresses all these procedures holistically, and provides us with unique insights on how to apply and improve our equipment.

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Energy Efficiency: We are focused on increasing the efficiency of individual components and reducing standby energy losses. An example of reducing standby energy loss is the use of induction heating for holding pans so that energy is only used when a thermal load is present. We are also leading in the area of high efficiency combustion systems with metal matrix burner technology. This technology reduces gas consumption and allows for variable firing rate. For cooling, natural refrigerants such as R-290 offer improved thermodynamic performance, and variable speed compressors and fans further increase overall cycle performance under part load conditions.

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Health and Sanitation: Manual sanitation of equipment in the restaurant has become a major challenge due to extended operating hours, the increasing number and complexity of equipment in kitchens, and competing demands from revenue producing tasks. For the cold product category, our HEPA filtration technology brings the clean room into the kitchen, controlling airborne contamination of ice machines. Electrically charged particles of water and UV light provide the basis for automated sterilization of food zones and contact surfaces in equipment. Compact steam generators are being embedded in our equipment, providing a proven technology for cleaning cooking cavities in our ovens.

We have a strong track record of working with customers to develop equipment platforms from a clean sheet of paper, taking into account freshness, flavor and speed of service, as well as constraints of building infrastructure, kitchen ventilation and HVAC systems. Developing products that give our customers a competitive advantage is at the core of our innovation strategy, and we believe that big opportunities to further advance the interaction of equipment, food and people in the kitchen still lie ahead in the foodservice industry. The following graphic depicts our fitkitchen concept:

Kolpak
Delfield
Merco
Frymaster
Garland

fitkitchen℠

Powered by Manitowoc experts

Manitowoc Foodservice has launched the following major products and innovations over the past five years:

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Blend-In-Cup Smoothie Machine (with or without Integrated Ice Machine) - Plug and play fully integrated blended beverage station, blending beverages directly in the serving cups. Storing eight ingredient bags in its refrigerated cabinet, it can adapt its blend/mix profile to suit any customer recipe. With its automated portioning and dispense, it reduces waste and labor, and ensures the consistency of the final beverage. Build for both restaurant and retail applications, it blends and dispenses up to three drinks at once, and up to 120 drinks an hour within only 26” of space. The version without ice machine needs to be manually filled with ice and stores up to 25 lbs. of ice. The integrated version includes a high capacity, integrated ice maker with automatic cleaning to ensure constant ice availability and sanitation.

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Convotherm 4 - Combi oven designed around our customer needs, enabling them to achieve outstanding cooking and baking results. It is available in seven sizes and two different configurations, and includes an industry-leading flexible and safe cleaning system. Significantly lower operating cost and a very low service call rate are expected to lead to high customer satisfaction over the product life cycle.

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Merrychef eikon - Recent additions to this series include the eikon e2, a compact oven with ventless technology allowing users to prepare food to order at up to 10x the speed of conventional ovens in a minimum of space, and the eikon e4s, which enables speeds of up to 15x that of conventional ovens. Both models are fitted with an EasyToUCH touchscreen allowing selection of profiles at the touch of an icon. The new eikon e6 (as well as the e2) uses the new patented planar plume technology, whereby heated air is directed into planes, which then wrap around the food product to deliver a higher quality, even cook in less time with fast, quiet operation.

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Indigo Ice Machine - An awarding-winning state-of-the-art modular cuber platform, offered in various sizes from 300 to 2,100 lbs./day sold under the Manitowoc brand. This product line differentiates itself through unique technological features, convenience, and efficiency to deliver lower long term operating costs.

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Koolaire - A new brand of basic-feature ice machines complementing our premium Manitowoc brand, offered in sizes ranging from 170 - 1,800 lbs./day. Koolaire machines are simple, highly reliable, and target an entry level price point.

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Chick-fil-A Broiler - Our Garland brand has leveraged its global leadership in clamshell technology to develop the first-ever clamshell broiler in partnership with the largest chicken chain in the U.S. The clamshell broiler enabled our customer to create an entirely new menu, offering healthier grilled chicken sandwiches to complement its emblematic fried-chicken sandwiches. We are currently engaged in developing a next generation version of this technology.

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Merco IntelliHold Series - Specifically developed for commercial kitchens, this warmer provides a holding environment for food between the kitchen and the front-of-house with improved energy efficiency and increased storage capacity within an unchanged footprint.

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Frymaster FilterQuick - FilterQuick replaces the time-consuming manual filtration process with a simple push button automatic filtration process that allows the fryer to resume operation in less than four minutes. By combining automatic filtration with our oil conserving frypots, FilterQuick offers customer the most advanced oil-conserving fryer in the market. FilterQuick is also available with an integrated patented oil quality sensor that allows Frymaster customers to measure the exact oil quality with the push of a button, which helps them to maximize oil life without sacrificing food quality.

Market and Industry
Global foodservice sales, which account for the value of all food prepared away from home, is the most important driver of our industry. The global foodservice industry was estimated at approximately $2.7 trillion in 2014 according to Euromonitor International, and is expected to increase at a nominal compounded annual growth rate ("CAGR") of 7% to reach $3.5 trillion by 2018. According to Euromonitor International, the U.S. foodservice market accounted for approximately 19%, or $506 billion, of the total global foodservice market in 2014. We estimate the size of the global foodservice equipment markets we serve to be approximately $27 billion.
Demand in the restaurant segment, one of seven and our largest end market within the U.S. foodservice industry, is driven by consumer disposable income, employment, investment in new establishments, and the underlying trend for increased convenience.
Foodservice Equipment and Supplies, an industry publication, estimates that in 2016 for U.S. commercial businesses in need of foodservice equipment, 62% of equipment purchases will be to replace existing equipment, 20% for renovations, 11% for more environmentally friendly or sustainable equipment, and 7% for new construction.

Source: National Restaurant Association
According to Technomic, the foodservice industry in the U.S. is expected to grow at a nominal CAGR of approximately 2% during the 2015-2020 period with some foodservice industry sectors, such as healthcare or fast casual dining growing at the nominal CAGR of 4-6% during the same time period. Management expects that foodservice industry growth within the U.S. will be supported by improving economic conditions, declining rate of unemployment and accelerating increases in real disposable income. Additionally, as a more health conscious public is forsaking convenience foods for fresh, natural alternatives and is focusing on how their food is made, sourced, handled, and prepared, demand for foodservice equipment is expected to rise as foodservice providers adapt to evolving tastes.
On a global level, the demand for affordable dining is expected to continue to increase. Consumers in every market are expected to continue gravitating towards more informal options, a trend seen among both high income consumers looking to save during a slow economic recovery, and lower income consumers new to foodservice looking for accessible entry points. For foodservice equipment operators in emerging markets, this offers enormous room for innovation, particularly in terms of format, as consumers new to eating out look to experiment with a variety of brands and experiences. Fast-food chains, in particular, have proved successful in these markets in serving occasions where they have historically been weak, such as dinner.
Per Euromonitor International, global growth is expected to be driven by solid performance in Asia, Latin America, Middle East and Africa as follows:

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In APAC, foodservice industry sales are projected to grow at a CAGR of approximately 3%, or by $200 billion, during the 2014-2019 period. China is expected to be a major contributor to this region’s absolute dollar sales growth, despite somewhat challenging market conditions recently. The highest growth is APAC is projected in the juice/smoothie bars and pizza full-service restaurants segments with CAGRs of approximately 13% and 12%, respectively.

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In Latin America, foodservice industry sales are expected to grow at an approximately 3% CAGR, or by $50 billion, during the 2014-2019 period. The most significant absolute sales dollar growth is expected in Brazil. The highest growth in Latin America overall is projected in the fast-food category with CAGR of approximately 4%, but the largest regional growth opportunities are projected in juice/smoothie bar category with estimated CAGR of approximately 12% during the 2014-2019 period.

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In the Middle East and Africa region (“MEA”), foodservice industry sales are expected to grow at a CAGR of approximately 4% or by $25 billion during the 2014-2019 period. While Sub-Saharan Africa is likely to be one of the most important regions for growth in the long-term, over the next several years the majority of sales in the region will continue to come from the Middle East and the Gulf States in particular. The largest growth opportunities in MEA are expected in the burger fast-food category with a projected CAGR of approximately 10% during the 2014-2019 period.

In Western Europe, consumers have become much more value-conscious, and increasingly look to modern chains as the best way to spend on eating out. Foodservice sales in Western Europe are projected to grow at an approximately 1% CAGR during the 2014-2019 period according to Euromonitor International. In Eastern Europe, sales are expected to grow with an approximately 2% CAGR during the 2014-2019 period, with the strongest growth projected in convenience stores and fast-food.
Overall, we believe that continued growth in demand for foodservice equipment will result from the development of new restaurant concepts in the U.S., and the expansion of U.S. and foreign chains into international markets, the replacement and upgrade of existing equipment and new equipment requirements resulting from menu changes. We expect to benefit from these trends, and grow market penetration alongside our customers as they expand into new service categories and geographies. We believe we are well-positioned to take advantage of worldwide growth opportunities with global and regional new product introductions, improvement in operational excellence, and other strategic initiatives.

Strengths
Our competitive strengths derive from combining deep industry expertise and understanding of our markets, our history of investment in research and development, successful product innovation and long-standing customer relationships.
The breadth and complementarity of our product portfolio, with strong hot and cold category brands integrated under one operating company, supported by aftermarket service and support.
Manitowoc Foodservice offers 24 industry-leading brands, which provide the full spectrum of foodservice equipment across six hot and cold product and service categories, including primary cooking equipment, ice machines and storage bins, walk-in refrigerator and freezer equipment, beverage dispensers and related products, serving, warming and storage equipment, and aftermarket parts and service solutions (KitchenCare). Offering a full suite of integrated hot and cold kitchen equipment products and services provides us with significant cross-selling opportunities and allows us to keep ahead of evolving industry trends. Our aftermarket offering, KitchenCare, provides support services to our entire product spectrum. This enables Manitowoc Foodservice to design, outfit and service commercial kitchens in a harmonized, efficient way and maintain a disciplined focus on targeting our fast-growing customer base with the right products for each need, at the right price.
The ability to integrate food, equipment, digital technologies, and people seamlessly through collaborative innovation that enhances our customers’ ability to compete in the marketplace.
We combine our expertise in industrial engineering and culinary sciences to continuously optimize both the functionality and ease of operation of our foodservice equipment products. This effort leads to the creation of innovative kitchens with optimized work flow, energy and labor savings, and more comfortable work spaces, all of which result in high customer satisfaction. Our foodservice equipment and design capabilities help customers differentiate their food and adapt to evolving and local tastes, different cooking styles, and aesthetic preferences, regionally and globally. We continuously innovate by working closely with customers to develop products to meet their evolving needs. By closely tracking customer trends and employing a dedicated staff of chefs, we are able to maintain our position as an expert on every major cooking technique and emerging industry trend.
The scale and breadth of our dealer and distributor network to accompany customers on their global journey, especially in fast-growing emerging markets.
We have extensive manufacturing, sales, and customer service networks across all the regions we serve. We operate 41 locations in 12 countries, providing us with the scale to serve the largest global customers and the local market expertise to leverage international growth. Our footprint enables us to build our products as close as possible to intended end markets, and apply our developed markets expertise in emerging markets. Manitowoc Foodservices’ worldwide network of over three thousand dealers and distributors allows us to serve our customer base globally and grow alongside them as they enter new markets.
Long-standing brands and innovative engineering customers can trust for superior quality and reliability.
Manitowoc delivers high performance, efficient kitchens with innovative features that meet specific culinary needs and enhance our customers’ ability to compete in the marketplace. The Manitowoc Foodservice Education and Technology Centers (“ETC”) in New Port Richey, Florida and Hangzhou, China contain computer-assisted design platforms, a model shop for on-site development of prototypes, a laboratory for product testing, and various display areas for new products. Our test kitchens, flexible demonstration areas, and culinary teams enable us to demonstrate a wide range of equipment in realistic operating environments, and also support a wide range of menu ideation, food development and sensory testing with our customers and food partners. We also use the ETCs to provide training for our customers, marketing representatives, service providers, industry consultants, dealers and distributors.

The superior quality of our foodservice equipment has long been recognized by third-parties. Recent industry awards received by Manitowoc Foodservice include:

•
2014 Best-in-Class Award, Foodservice Equipment & Supplies Magazine: Declared five Manitowoc brands (Cleveland, Delfield, Frymaster, Lincoln and Manitowoc Ice) as Best-in-Class. It was the 15th consecutive year in which Frymaster and Manitowoc Ice received the Best-in-Class distinction;

•
2015 National Restaurant Association Kitchen Innovation Awards: Frymaster and Merrychef won 2015 Kitchen Innovation awards. Reflecting a history of innovation, Manitowoc Foodservice has won 29 Kitchen Innovation Awards since 2005; and

•
2015 Energy Star Partner of the Year: Manitowoc Foodservice has been named an Energy Star Partner of the Year for six consecutive years. In 2015, we also received our fourth Sustained Excellence Award.

Dedication to putting customer experience first.
We are the only company in the market offering a broad portfolio coupled with a unified customer service interface. Throughout the life of each product, Manitowoc Foodservice teams are available to provide a consistent, seamless customer experience. We design custom kitchen environments based on the unique operational needs of each customer, provide reliable equipment that meet or exceeds customer expectations, and offer aftermarket service to resolve any issues.

Strategies

We intend to achieve sustainable, profitable growth globally by leveraging our position as a leading commercial foodservice equipment provider and by using the following strategies:
Driving increased profitability.
We believe we can significantly improve the profitability of our business and are implementing several cost saving initiatives and operating strategies to drive increased margins. We are committed to further improving our margins by focusing on fewer, higher-margin products and markets, value-based pricing, and effective sourcing, as well as by driving operational excellence in our existing plants. Additionally, we will continue to improve the quality of our selling, general and administrative functions.
Select currently ongoing projects supporting these goals include:

•	Operational improvements at select production facilities;

•
80/20 portfolio rationalization: focus the most resources and investments in developing the products that yield the greatest returns (“80% of the sales from 20% of the portfolio”), to benefit from latent scale advantages;

•	Facility rationalization: drive best-in-class operating metrics, standardization of operating processes and cost of poor quality (COPQ) reduction;

•
Global sourcing initiative: ensure that suppliers are able not only to provide parts at competitive cost positions and lead times, but also help identify component-level innovations that will create differentiating advantages for Manitowoc; our sourcing and procurement initiatives also aim to improve product cost take-out, streamline supplier agreements, and improve processes, tools and data analysis; and

•
New product initiatives: continue to increase our value proposition with customers through products that simplify restaurant operation, improve the quality of the food, improve speed and flexibility, and reduce the overall carbon footprint and life cycle operating cost.

Growing our customer base and deepening customer penetration.
We believe our broad product portfolio and leading brands position us to achieve profitable growth above the average industry rate by further growing the number of customers we serve and improving customer overall satisfaction. We continue to be a trusted provider to the largest companies in the foodservice industry and plan to further expand our reach to select, high potential mid-sized companies where we can offer strong customer satisfaction. We are working closely with our channel partners to identify emerging high value customers, and provide them with our high-quality products and support services.
Select currently ongoing projects supporting these goals include:

•	Strengthening channel partner relationships: working closely with dealers and distributors to identify and pursue opportunities with new and emerging customers including in high growth markets; and

•
Increased investment in new customer acquisition: identifying and prioritizing high value and high ROI opportunities in the marketplace, and disciplined execution against those priorities through strong project management.

Driving our international expansion.

Our global footprint positions us to capitalize on growth in developed and emerging markets. Approximately 37% of sales were generated internationally during the twelve-month period ended December 31, 2014, and we have grown our international sales by 5% since 2012. We will work closely with channel partners to identify emerging global opportunities, particularly in high growth markets including markets including APAC, Latin America, and MEA.
We continue to invest heavily in the APAC region, as it is expected to remain the largest driver of aggregate global foodservice sales growth over the next few years. We currently have four manufacturing facilities in Asia and a technology center in China, demonstrating our commitment to building lasting relationships with a broad base of Asian foodservice providers. We also have numerous test kitchens across the region, and partner closely with Asian chefs and distributors to produce foodservice equipment specifically tailored to meet the unique demands of local customers.
In Latin America, Manitowoc Foodservice enjoys longstanding business relationships with end customers in the fast growing segments of the market such as convenience stores, local chains, global chains, and retail and institutional. We also have a well-established sales and aftermarket support networks in over 30 countries and territories. These networks are supported by a strong team of employees in the sales, technical support and culinary areas. Manitowoc Foodservice owns manufacturing facilities in Tijuana, Mexico and Monterrey, Mexico, a distribution hub in Mexico City, as well as a sales and service training center in Monterrey, Mexico.
Our engagement in MEA continues to grow as we invest in the expansion of our sales team to serve our customers in this region. We are working diligently on realigning and reinforcing our distribution channels in MEA. Our demonstration kitchen in Jebel Ali Free Zone in Dubai, United Arab Emirates is just one example of our commitment to and engagement in this region.
Selectively pursuing strategic acquisitions and partnerships.
Our industry is fragmented and we believe there is significant opportunity for continued consolidation through acquisitions and partnerships. We have a long track record of acquisitions and believe that we are well positioned to expand our product offerings, geographic footprint and customer base through acquisitions and related strategic alliance activities. Consistent with our strategy, we actively evaluate potential acquisition opportunities for Manitowoc Foodservice on an ongoing basis. We seek to manage liabilities, integration and other risks associated with acquisitions through due diligence, favorable acquisition contracts, and careful planning and execution of the integration of the acquired businesses.
Expanding the frontier of foodservice innovation.
To remain a leader in our industry and continue to grow our reputation as one of the most innovative companies in our industry, we continuously leverage suppliers to source innovation and refresh existing products with new, locally-relevant, food-inspiring technologies, while simultaneously finding new ways to integrate those products and create cohesive kitchen systems. Our innovation co-creation and customization capabilities uniquely position us to develop solutions that are truly adapted to different ways of cooking and preparing food, whether for new menus or new geographies.
Select currently ongoing projects supporting these goals include:

•
fitkitchen: “Food Inspiring Technology” designed and developed for integrated kitchens that meet each customer’s individual equipment requirements and size constraints, using our leading test kitchen facilities;

•	Discovery innovation process: collaboration with customers and suppliers to identify innovations that enhance our customers’ ability to compete in the marketplace;

•	Digital strategy: to better connect food, equipment and people in the kitchen, and to better connect us with our customers; and

•	New product initiative prioritization and process: prioritize investments needed to bring to market those new products with the greatest potential for high ROI.

Continuing to attract and foster industry-leading talent.
Manitowoc Foodservice’s people are key to our success. As of December 31, 2014, we had approximately 5,500 employees across all of our locations. Our employees embody and personify our iconic brands and strive to understand our customers. We are continuing to recruit talented professionals and strive to make our company a great place to have a long-term career.
Select currently ongoing projects supporting these goals include:

•
The LEAD (Leadership Evaluation and Accelerated Development) Program accelerates the development of key leaders for current and future roles to achieve aggressive organizational goals. It provides high potential key leaders for current and future roles by providing them with objective, third party feedback, developmental discussions, career planning, and ongoing support to meet their leadership potential;

•	The New Manager Assimilation process enables new managers (either new to the organization or new to a position) and their teams to begin working together effectively right from the start; and

•
Our internal learning and development programs provide employees with opportunities to enhance their leadership and professional skills, while emphasizing the importance of teamwork and diversity. Our course offerings reflect the priorities of the business, from the full range of Six Sigma certifications, safety, and project management training to Rosetta Stone language courses, functional-specific courses, and general competency areas such as time management.

Our Reportable Segments
We manufacture and sell foodservice equipment in more than 100 countries. We report our operating results through three reportable segments: Americas, EMEA and APAC. All three segments offer a broad range of hot and cold category foodservice products and solutions for customers in various end markets.
The following table presents the relative percentages of total revenue attributable to each reportable segment for each of the last three fiscal years.

	For the Years Ended December 31,
	2014	2013	2012
Americas	82.3%	83.2%	83.0%
EMEA	19.9%	20.3%	14.4%
APAC	12.5%	8.4%	9.2%
Elimination of inter-segment sales	(14.8)%	(11.9)%	(6.6)%
In the Americas, we provide foodservice equipment in over 30 countries and territories throughout North America, Latin America and the Caribbean. Our Americas segment contributed total revenue including intercompany sales of $1,301.9 million during the twelve-month period ended December 31, 2014, representing 82.3% of total Manitowoc Foodservice revenue.
In EMEA, we provide foodservice equipment in over 50 countries throughout Europe, the Middle East and sub-Saharan Africa. Our EMEA segment contributed total revenue including intercompany sales of $315.1 million during the twelve-month period ended December 31, 2014, representing 19.9% of total Manitowoc Foodservice revenue.
In APAC, we provide foodservice equipment in over 20 countries throughout Asia, including China and India. Our APAC segment contributed total revenue including intercompany sales of $198.2 million during the twelve-month period ended December 31, 2014, representing 12.5% of total Manitowoc Foodservice revenue.
Customers
Our end-customer base is comprised of a wide variety of foodservice providers, including large multinational and regional chain restaurants, convenience stores and retail stores; chain and independent casual and family dining restaurants; independent restaurants and caterers; lodging, resort, leisure and convention facilities; healthcare facilities; schools and universities; large business and industrial customers; and many other foodservice outlets. We serve some of the largest and most widely recognized multinational and regional businesses in the foodservice and hospitality industries. The following table presents a representative selection of our customers, including, but not limited to, our ten largest end customers. In aggregate, the customers presented below comprise approximately 30% of Manitowoc Foodservice's total revenue during the twelve-month period ended December 31, 2014.

Select Manitowoc Global Foodservice Customers

Additionally, we have a strong base of mid-sized customers and continuously focus on expanding it further. According to Euromonitor International, many mid-size chains exhibited growth above 20% in 2014, particularly in APAC and Latin America, reflecting the increasing power of local players and strong demand for chained versions of local favorites. Driven by a clear pattern of investment in locally-owned chains and concepts featuring local cuisine, these trends are expected to continue over the long term. We work with each of our mid-size customers to help them capitalize on these trends through our innovation process, which allows us to provide them with the following value propositions:

•	Simplification of their operations;

•	Improved speed and flexibility of the overall operation;

•	Improved quality of the food and service;

•	Reduced energy consumption and carbon footprint;

•	Lower total cost over the life cycle of the appliance; and

•	Superior reliability of the overall equipment system.
We do not typically have long-term contracts with our customers; however, large chains frequently authorize specific foodservice equipment manufacturers as approved vendors for particular products, and thereafter, sales are made locally or regionally to end customers via kitchen equipment suppliers, dealers or distributors. Many large quick-service restaurant chains refurbish or open a large number of outlets, or implement menu changes requiring investment in new equipment, over a short period of time. When this occurs, these customers often choose a small number of manufacturers whose approved products may or must be purchased by restaurant operators. We work closely with our customers to develop the products they need and to become approved vendors for these products.
Our end-customers often need equipment upgrades that enable them to improve productivity and food safety, reduce labor costs, respond to enhanced hygiene, environmental and menu requirements or reduce energy consumption. These changes often require customized cooking and cooling and freezing equipment. In addition, many restaurants seek to differentiate their products by changing their menu and format. We believe that product development is important to our success because a supplier’s ability to provide customized or innovative foodservice equipment is a primary factor when customers are making their purchasing decisions. Our significant investment in new product research and development positions us to uniquely serve our global customer base.
Sales, Marketing and Distribution
We sell our products through a worldwide network of over three thousand dealers and distributors in over 100 countries. Our network is differentiated from competitors through serving as a single source for a broad portfolio of leading brands and product categories. This allows us to provide one face to our customers for multiple brands with relevant culinary and ingredients expertise and appropriate key account management for our larger global chain customers. We support our sales efforts with a variety of marketing efforts including trade-specific advertising, cooperative distributor merchandising, digital marketing, and marketing at a variety of industry trade shows.
In the Americas, Manitowoc Foodservice has a broad portfolio of channel partners, covering all major foodservice market segments, including quick-service restaurants, fast casual, education, health care, business and industry, as well as the convenience and retail space. Our direct sales team is supplemented by a network of industry-leading rep groups, providing national coverage. Direct sales team, sales reps and distributors jointly serve over 900 equipment dealers with our full portfolio of hot and cold product category brands. A dedicated strategic account team with culinary support is focused on the major U.S.-based restaurant chains, where we have significant global market share. Our teams work closely with our customers’ menu and equipment development teams to assure alignment with their strategic plans. We also have distribution hubs in Canada, Mexico and Latin America. KitchenCare provides a range of after-market services that manages a comprehensive factory-authorized service network, assuring proper installation, preventative maintenance, spare parts supply and maximum customer uptime on all Manitowoc Foodservice appliances.
In EMEA, our distribution includes three company-owned distribution hubs in Herborn, Germany serving Germany and Austria, in Guildford, UK serving the UK and Northern Ireland, and in Barcelona, Spain serving Spain and Portugal. Each of these distribution centers operates a network of third party dealers chosen to satisfy the requirements of both chain customers and independent caterers in their respective territories. Outside these countries, Manitowoc Foodservice products and services are sold through non-exclusive third party distributors and service companies. In addition, our beverage customers receive specialist support from our beverage systems facility in Halesowen, UK. In emerging markets, such as the Arabian Gulf and Russia, we provide specialist applications support via sales offices located in Dubai and Moscow.
In APAC, Manitowoc Foodservice has a presence since the mid-1980s. As our chain customers expanded into the region, we first established distribution and service support, followed by a growth-oriented sales force and the first manufacturing facility in China in 1992. Today, we are operating four manufacturing facilities and five sales and service offices throughout the region. We access the market in APAC through our dedicated distribution and dealer channel partners, most of which have been established in the market for decades and have been Manitowoc Foodservice partners for over 15 years. Our business in the region reflects a growing acceptance of the value our products deliver and is continually expending into a local customer base that has decided to champion western menus and desires the appliances that will consistently deliver the quality expected from a top brand with the reliability and support for which we are known.
Regulatory Environment
We actively work with standards organizations, industry associations, certification parties, and regulatory bodies to develop and promote effective and balanced standards, codes, and regulations that provide for the advancement of sustainable customer solutions with the highest possible levels of energy efficiency, sanitation, safety, and food quality. For example, we are active members of NAFEM, AHRI, UL task group, NSF Joint Committee, ASHRAE, the working groups responsible for EN safety standards in Europe, HKI, and other regional standards organizations. We are fully engaged with the Department of Energy on new energy standards, EPA on EnergySTAR programs and SNAP alternate refrigerant regulations, and EU ECO directive consultant organizations.
Competition
We sell all of our products in highly competitive markets and compete based on product design, quality of products and aftermarket support services, product performance, maintenance costs, energy and resource saving, other contributions to sustainability, and price. We believe that we benefit from the following competitive advantages:

•	A complementary portfolio of industry-leading hot and cold category products, integrated under one operating company and supported by growing aftermarket service and support;

•	The ability to integrate food, equipment, digital technologies and people seamlessly through collaborative innovation that enhances our customers’ ability to compete in the marketplace;

•	The scale and breadth of our dealer and distributor network to accompany our customers on their global journey, especially in fast-growing emerging markets;

•	Long-standing brands and innovation engineering that customers can trust for superior quality and reliability; and

•	Dedication to putting customer experience first.
The following table sets forth our primary competitors in each of our product groups:

Products	Primary Competitors

Primary cooking equipment	Ali Group; Dover Industries; Duke; Electrolux; Henny Penny; ITW; Middleby; Rational; and Taylor

Ice-cube, ice flaker machines and storage bins	Aucma; Brema; Follett; Hoshizaki; Ice-O-Matic; Scotsman; and Vogt

Walk-in Refrigerator and freezer equipment	American Panel; Arctic; Bally; Beverage Air; Hoshizaki; ICS; Master-Bilt; Nor-Lake; Thermo-Kool; Traulsen; True Foodservice; and TurboAir

Beverage dispensers and related products	Automatic Bar Controls; Celli; Cornelius; Hoshizaki/Lancer Corporation; Taylor; and Vin Service

Serving, warming and storage equipment	Alto Shaam; Cambro; Duke; Hatco; ITW; Middleby; Standex; and Vollrath

Seasonality
Typically, the second and third quarters of our fiscal year represent the best periods for our financial results. Our customers are primarily in the northern hemisphere, and the warmer summer weather generally leads to an increase in construction and remodeling within the foodservice industry, as well as in the use and replacement of ice machines. As a result, distributors build inventories during the second quarter to prepare for increased demand.
Raw Materials
We support our region-of-use production strategy with corresponding region-of-use supplier partners. The primary raw materials that we use are structural and rolled steel, aluminum, and copper. We also purchase electrical equipment and other semi- and fully-processed materials. We maintain inventories of steel and other purchased material. We have been successful in our goal to maintain alternative sources of raw materials and supplies, and therefore are not dependent on a single source for any particular raw material or supply.
Engineering, Research and Development
We believe our extensive engineering, research and development capabilities are a key driver of our success. We engage in research and development activities at 15 dedicated locations in the Americas, EMEA and APAC. We have a staff of in-house engineers and technicians on three continents, supplemented with external engineering resources, who collectively are responsible for improving existing products and developing new products. We incurred research and development costs of $31.0 million, $28.7 million, and $35.6 million during the twelve-month periods ended December 31, 2014, 2013 and 2012, respectively.
Our team of engineers focuses on developing cost effective, innovative, high performance, low maintenance products that are intended to solve problems for our customers in differentiated ways and create significant brand loyalty among customers. Design engineers work closely with our culinary, manufacturing and marketing staff which enables us to identify changing end-user requirements, implement new technologies and effectively introduce product innovations. Close, carefully managed relationships with dealers, distributors and end users help us identify their needs, for not only products, but also for the service and support that are critical to their profitable operations. As part of our ongoing commitment to provide superior products, we intend to continue our efforts to design products that meet evolving customer demands and reduce the period from product conception to product introduction.
Key projects and initiatives that are the basis for maintaining a competitive advantage in our capabilities for engineering and product development include the following:

•
Flexing engineering resources among the 15 engineering centers through engineering leadership for hot and cold category products and supplementing the internal resource pool with a strategic relationship with a major services provider based in India;

•
Regional technology centers that provide a continuous stream of application-focused new technologies and product concepts into the engineering centers and fully leverage supplier and university relationships;

•
Internal capability for electronic controls development and application to define our roadmap for controls, work hand-in-hand with strategic suppliers, and ensure continued industry leadership in this increasingly important product dimension; and

•	Focus areas around technologies to lead the industry in the delivery of healthy food, equipment sanitation, energy efficiency, menu flexibility, and mobile devices and web connectivity.

Intellectual Property
Intellectual property, inclusive of certain patents, trademarks, copyrights, know-how, trade secrets and other proprietary rights, is important to our business. We hold numerous patents pertaining to our products, and have presently pending applications for additional patents in the U.S. and foreign countries. In addition, we have various registered and unregistered trademarks and licenses that are of material importance to our business and we believe our ownership of this intellectual property is adequately protected in customary fashions under applicable laws. Although certain proprietary intellectual property rights are important to our success, we do not believe we are materially dependent on any particular patent or license, or any particular group of patents or licensees.
Our worldwide intellectual property portfolio provides:

•	Global protection of our R&D and product development investments;

•	Recognizable competitive distinctions and proprietary advantages;

•	Brand support and enhancement; and

•	Leverage for value creation opportunities such as licenses and other dispositions.

Our intellectual property portfolio is strategically aligned with our businesses and we continually calibrate it for both competitiveness and cost-effectiveness. Additionally, we monitor other companies’ intellectual property to ensure our freedom-to-operate. Similarly, we study our competitors’ products to identify unauthorized use of our protected inventions, and follow-up to resolve through appropriate enforcement programs in case of any violations.
Employees
As of December 31, 2014, we had approximately 5,500 employees. In North America, we have in place seven labor agreements with six employee unions. A large majority of our European employees belong to local national trade unions. Additionally, we have two trade unions in China.
Production and Facilities
We manufacture our products in our geographic markets around the world. We operate manufacturing and warehouse facilities, offices and technology centers across the Americas, EMEA and APAC. Our corporate headquarters is located in New Port Richey, Florida. Our strategy is to produce in the region of use, wherever appropriate, to be closer to our end-user, increase efficiency, and provide timelier product delivery.
In managing our network of production facilities, we focus on achieving operating efficiencies, standardization of operating processes and cost of poor quality reduction. Additionally, our sourcing and procurement initiatives aim to improve product cost take-out, streamline supplier agreements, and improve processes, tools and data analysis.

The following table outlines the principal facilities we own or lease as of December 31, 2014.

Facility Location	Type of Facility	Approximate Square Footage	Owned/Leased
New Port Richey, Florida (2)	Corporate Headquarters	42,000	Owned
Americas
Manitowoc, Wisconsin (2)	Manufacturing/Office	376,000	Owned
Parsons, Tennessee (1)	Manufacturing	120,000	Owned
Sellersburg, Indiana (2)	Manufacturing/Office	146,000	Owned
Tijuana, Mexico (1)	Manufacturing	111,000	Leased
Goodyear, Arizona	Manufacturing/Office	50,000	Leased
Shreveport, Louisiana (1), (2)	Manufacturing/Office	539,000	Owned
Mt. Pleasant, Michigan (2)	Manufacturing/Office	345,000	Owned
Baltimore, Maryland	Manufacturing/Office	16,000	Leased
Cleveland, Ohio (1), (2)	Manufacturing/Office/Warehouse	391,000	Owned/Leased
Covington, Tennessee (1)	Manufacturing/Office/Warehouse	386,000	Owned/Leased
Piney Flats, Tennessee	Manufacturing/Office	110,000	Leased
Fort Worth, Texas	Manufacturing/Office	182,000	Leased
Concord, Ontario, Canada	Manufacturing/Office	116,000	Leased
Mississauga, Ontario, Canada (1), (2)	Manufacturing/Office/Warehouse	186,000	Leased
Monterrey, Mexico	Manufacturing/Office	303,750	Leased
EMEA
Guildford, United Kingdom (2)	Office	35,000	Leased
Eglfing, Germany (2)	Manufacturing/Office/Warehouse	130,000	Leased
Herisau, Switzerland (2)	Manufacturing/Office	26,974	Leased
Halesowen, United Kingdom (2)	Manufacturing/Office	86,000	Leased
Sheffield, United Kingdom	Manufacturing/Office	100,000	Leased
Felsted, United Kingdom	Land	292,000	Owned
APAC
Foshan, China (2)	Manufacturing/Office/Warehouse	125,000	Leased
Shanghai, China (2)	Office/Warehouse	29,000	Leased
Prachinburi, Thailand (Joint Venture) (2)	Manufacturing/Office/Warehouse	438,608	Owned
Singapore	Manufacturing/Office	93,300	Owned/Leased
Hangzhou, China (2)	Manufacturing/Office	260,000	Owned/Leased
Samutprakarn, Thailand (Joint Venture)	Office	4,305	Leased

(1)	There are multiple separate facilities within these locations.

(2)	Serves also as a research and development center.

In addition, we lease sales office and/or warehouse space in Manitowoc, Wisconsin; Irwindale, California; Odessa, Florida; Tampa, Florida; Fort Wayne, Indiana; Jeffersonville, Indiana; Herborn, Germany; Kuala Lumpur, Malaysia; Selangor, Malaysia; Barcelona, Spain; Naucalpan de Juarez, Mexico; Guragon, Mumbai and Bangalore, India; as well as Mexico City, Mexico.
Legal Proceedings
Our global operations are governed by laws addressing the protection of the environment and employee safety and health. Under various circumstances, these laws impose civil and criminal penalties and fines, as well as injunctive and remedial relief, for noncompliance. They also may require remediation at sites where company-related substances have been released into the environment.
We have expended substantial resources globally, both financial and managerial, to comply with the applicable laws and regulations, and to protect the environment and our workers. We believe we are in substantial compliance with such laws and regulations and we maintain procedures designed to foster and ensure compliance. However, we have been and may in the future be subject to formal or informal enforcement actions or proceedings regarding noncompliance with such laws or regulations, whether or not determined to be ultimately responsible in the normal course of business. Historically, these actions have been resolved in various ways with the regulatory authorities without material commitments or penalties to the company.
For information concerning other contingencies and uncertainties, see Note 15, “Contingencies and Significant Estimates,” to the Audited Combined Financial Statements and Note 13, "Contingencies and Significant Estimates," to the Unaudited Condensed Combined Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion together with the other sections of this Information Statement, including our audited and unaudited condensed historical combined financial statements and the related notes, “Business” and “Unaudited Pro Forma Combined Financial Statements” and related notes. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. The forward-looking statements are subject to a number of important factors, including those factors discussed under “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements,” that could cause our actual results to differ materially from those indicated in the forward-looking statements.
Introduction
Management’s discussion and analysis of financial condition and results of operations accompanies our combined financial statements and provides additional information about our business, financial condition, liquidity and capital resources, cash flows and results of operations. We have organized the information as follows:

•	Overview. This section provides a brief description of the Spin-Off, our business, reportable segments, accounting basis of presentation and a brief summary of our results of operations.

•
Results of operations and discussion and analysis. This section highlights items affecting the comparability of our financial results and provides an analysis of our combined and segment results of operations for the nine months ended September 30, 2015 and 2014 and for each of the three years ended December 31, 2014, 2013, and 2012.

•
Liquidity and capital resources. This section provides an overview of our historical and anticipated cash and financing activities in connection with the Spin-Off. We also review our historical sources and uses of cash in our operating, investing and financing activities. We summarize our current and planned debt and other long-term financial commitments.

•
Quantitative and qualitative disclosures about market risk. This section discusses how we monitor and manage market risk related to changing commodity prices, currency and interest rates. We also provide an analysis of how adverse changes in market conditions could impact our results based on certain assumptions we have provided. We discuss how we hedge certain of these risks to mitigate unplanned or adverse impacts to our operating results and financial condition.

•
Non-GAAP financial measures. This section discusses certain operational performance measures we use internally to evaluate our operating results and to make important decisions about our business. We also provide a reconciliation of these measures to the financial measures we have reported in our historical combined financial statements so you understand the adjustments we make to further evaluate our underlying operating performance.

•
Critical accounting policies and estimates. This section summarizes the accounting policies that we consider important to our financial condition and results of operations and that require significant judgment or estimates to be made in their application. We also discuss commodity cost trends impacting our historical results and that we expect will continue through the remainder of 2015.

Overview
Spin-Off
On January 29, 2015, Manitowoc ParentCo announced plans to create two independent public companies: the Foodservice Business and the Crane Business. To effect the separation, Manitowoc ParentCo will undertake the Internal Reorganization described under “Certain Relationships and Related Party Transactions-Agreements with Manitowoc ParentCo-Separation and Distribution Agreement,” following which Manitowoc ParentCo will hold the Crane Business and Manitowoc Foodservice, Manitowoc ParentCo’s wholly owned subsidiary, will hold the Foodservice Business.
Following the Internal Reorganization, Manitowoc ParentCo will distribute all of its equity interest in us, consisting of all of the outstanding shares of our common stock, to Manitowoc ParentCo’s shareholders on a pro rata basis.
The Spin-Off is subject to the satisfaction, or Manitowoc ParentCo’s waiver, of a number of conditions. In addition, Manitowoc ParentCo has the right not to complete the Spin-Off if, at any time, the Manitowoc ParentCo Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Manitowoc ParentCo or its shareholders or is otherwise not advisable. For a more detailed description, see “The Spin-Off-Conditions to the Spin-Off.”
Business
Manitowoc Foodservice is among the world’s leading designers and manufacturers of commercial foodservice equipment. Our capabilities span refrigeration, ice-making, cooking, holding, food-preparation, and beverage-dispensing technologies, and allow us to equip entire commercial kitchens and serve the world’s growing demand for food prepared away from home. We supply foodservice equipment to commercial and institutional foodservice operators such as full-service restaurants, quick-service restaurant chains, hotels, caterers, supermarkets, convenience stores, business and industry, hospitals, schools and other institutions.
We operate in over 100 countries globally, across the Americas, EMEA and APAC. Our products, services and solutions are marketed through a worldwide network of over three thousand dealers and distributors under industry-leading brands, including Cleveland, Convotherm, Dean, Delfield, Fabristeel, Frymaster, Garland, Inducs, Kolpak, Koolaire, Kysor Panel Systems, Lincoln, Manitowoc Ice, Merco, Merrychef, Multiplex, Servend, and U.S. Range. All of our products are supported by KitchenCare, our aftermarket repair and parts service. Manitowoc Foodservice’s scale and expertise enable it to serve a global blue-chip customer base across the world in continually evolving foodservice markets. For the nine-month and twelve-month periods ended September 30, 2015 and December 30, 2014, we generated revenue of $1,178.4 million and $1,581.3 million respectively, and operating income of $119.1 million and $172.5 million, respectively.
Reportable Segments
We manage our business in three geographic reportable segments: Americas, EMEA, and APAC. These segments represent the level at which we review our financial performance and make operating decisions. Segment operating earnings, or earnings before amortization, corporate charges, taxes and other special gains or charges is the measure of profit and loss that our chief operating decision maker uses to evaluate the financial performance of our business and is the basis for resource allocation and performance reviews. For these reasons, we believe that segment operating earnings represent the most relevant measure of segment profit and loss. A reconciliation of segment operating earnings to earnings from continuing operations on a U.S. GAAP basis is presented in the “- Results of Operations and Discussion and Analysis - Sales and Operating Earnings by Segment.”
In contrast to many other companies in the fragmented foodservice equipment industry, Manitowoc Foodservice has the scale and experience to follow its customers globally, operating in the Americas, EMEA and APAC regions. The United States is by far the company’s biggest geographic segment in terms of sales, followed by Europe. While we plan to continue growing in these two regions, the company also recognizes that the bulk of overall growth in the foodservice industry is expected to occur in markets other than US/Canada and Western Europe. As such, Manitowoc Foodservice is also working closely with its channel partners to expand its footprint in other high-growth markets.
Americas
The Americas segment, including the U.S., Canada and Latin America, had net sales and operating earnings of approximately $1,301.9 million and $201.8 million, respectively, for the twelve-month period ended December 31, 2014. Sales generated by the U.S. operations represent a significant majority of sales in the Americas segment.
EMEA
The EMEA segment is made up of markets in Europe, Middle East and Africa, including the United Kingdom, the Nordic countries, Germany, France, Spain, Italy and Switzerland, as well as Egypt, South Africa, Dubai, and a number of other countries across the region. The EMEA segment had net sales and operating earnings of approximately $315.1 million and $20.7 million, respectively, for the twelve-month period ended December 31, 2014.

APAC
The APAC segment is comprised of markets in China, Singapore, Australia, India, Malaysia, Indonesia, Thailand and Philippines. The APAC segment had net sales and operating earnings of approximately $198.2 million and $20.8 million, respectively, for the twelve-month period ended December 31, 2014.

Accounting Basis of Presentation
Our historical combined financial statements include the accounts of Manitowoc Foodservice and its subsidiaries as well as entities which were not previously subsidiaries but will form part of Manitowoc Foodservice. Our historical combined financial statements include expenses of Manitowoc ParentCo that were allocated to us for certain functions, including general corporate expenses related to finance, treasury, tax, audit, legal, information technology, human resources, and investor relations.
The combined financial statements are prepared on a standalone basis and reflect the historical results of operations, financial position and cash flows of Manitowoc Foodservice in accordance with U.S. GAAP. The combined financial statements are presented as if Manitowoc Foodservice had been carved out of Manitowoc ParentCo for all periods presented. All significant transactions within Manitowoc Foodservice have been eliminated.
You should read the historical combined financial data presented below in conjunction with our audited and unaudited condensed combined financial statements and accompanying notes.
All dollar amounts are in millions of dollars throughout the tables included in this Management’s Discussion and Analysis of Financial Conditions and Results of Operations unless otherwise indicated.

Results of Operations and Discussion and Analysis
Results of Operations
The following are our results of operations for the nine months ended September 30, 2015, compared to the nine months ended September 30, 2014:

	Nine Months Ended September 30,
(Millions of dollars)	2015	2014
Operations
Net sales	$1,178.4	$1,207.1
Cost of sales	809.6	811.7
Gross Profit	368.8	395.4
Operating expenses:
Engineering, selling and administrative expenses	223.3	229.5
Amortization expense	23.6	23.9
Restructuring expense	1.3	2.2
Separation expense	1.1	—
Other expense	0.4	—
Total operating expenses	249.7	255.6
Operating earnings from continuing operations	119.1	139.8
Other (expense) income:
Interest expense on capital leases	(1.0)	(0.9)
Interest income on notes with Manitowoc ParentCo - net	13.5	12.1
Other income (expense) - net	1.9	(1.5)
Total other income	14.4	9.7
Earnings from continuing operations before taxes on income	133.5	149.5
Provision for taxes on income	41.8	15.6
Earnings from continuing operations	91.7	133.9
Discontinued operations:
Earnings (loss) from discontinued operations, net of income taxes of $0.0 and $(0.3), respectively	0.3	(0.4)
Loss on sale of discontinued operations, net of income taxes of $0.0 and $(0.6), respectively	—	(1.1)
Net earnings	$92.0	$132.4

Sales and Operating Earnings by Segment
Net sales

	Nine Months Ended September 30,
(in millions)	2015	2014
Net sales
Americas	$999.8	$1,003.5
EMEA	214.9	244.2
APAC	135.5	145.0
Elimination of inter-segment sales	(171.8)	(185.6)
Net sales	$1,178.4	$1,207.1
Manitowoc Foodservice’s sales totaled $1,178.4 million for the nine-month period ended September 30, 2015, representing a $28.7 million decline compared to the prior year period. Sales in the Americas totaled $999.8 million in the first nine months of 2015, a decline of 0.4% over the same period in 2014. Sales in EMEA as well as in APAC are likewise down 12.0% and 6.6%, respectively, compared to the prior year period.
Contributing to the year-over-year decrease in the topline is the unfavorable foreign exchange impact of the strong US Dollar, accounting for approximately $38.4 million or 134% of the sales decline over the comparative period. Significant and specific product roll-outs in the first half of last year, which generated sales of approximately $35.2 million, also unfavorably impacted sales during the comparative period as those specific product roll-outs have not occurred in the first half of 2015. Favorable volume, product and price mix partially offset the negative impacts of foreign exchange and product roll-outs over the prior year period.

Operating earnings

	Nine Months Ended September 30,
(in millions)	2015	2014
Operating earnings from continuing operations:
Americas	$142.3	$165.4
EMEA	15.7	12.9
APAC	16.5	15.4
Corporate expense	(29.0)	(27.8)
Amortization expense	(23.6)	(23.9)
Restructuring expense	(1.3)	(2.2)
Separation expense	(1.1)	—
Other expense	(0.4)	—
Operating earnings from continuing operations	$119.1	$139.8
Operating earnings before amortization, restructuring, separation and other expenses of $26.5 million totaled $145.5 million for the nine-month period ended September 30, 2015, a decrease of $20.4 million or 12.3% over the prior year. Specific product roll-outs in the first half of 2014 that did not recur in the first half of 2015, specifically for the Americas region, account for $13.0 million of the operating earnings decline compared to prior year while execution issues related to the start-up of our KitchenCare business early in the year translated to higher start-up costs of approximately $14.0 million, negatively impacting operating earnings for the nine-month period ended September 30, 2015, compared to the prior year. The start-up issues related to KitchenCare were driven by leadership changes, mis-steps in our call operations, logistics and parts stocking issues.
In the third quarter of 2015, management’s focused and disciplined approach to these issues started to yield positive results, including improvements in fill rates, fulfillment speeds and accuracy, pointing to improved and normalizing conditions in our KitchenCare operations.
Corporate expenses include Manitowoc ParentCo’s allocated corporate expenses.
Amortization expense relates to the amortization of Manitowoc Foodservice’s intangible assets.
Restructuring expenses for the nine-month periods ended September 30, 2015 and 2014 amount to $1.3 million and $2.2 million, respectively. The restructuring charges in 2015 relate to severance payments as well as costs associated with a foundry closure. Restructuring charges in 2014 pertain to costs associated with the transfer of certain manufacturing activities from Manitowoc, Wisconsin to Monterrey, Mexico.
Non-Operating Income Statement Items
The net interest income for the nine-month periods ended September 30, 2015, and 2014 reflects the historical net interest income recognized by Manitowoc Foodservice on intercompany debts with Manitowoc ParentCo which will eventually be settled as part of the overall Spin-Off transaction.
Other expenses for the nine-month periods ended September 30, 2014, and 2015 relate primarily to foreign exchange translation gains or losses.

Results of Operations
The following are our results of operations for years ended December 31, 2014, 2013, and 2012:

(in millions)	2014	2013	2012
Operations
Net sales	$1,581.3	$1,541.8	$1,486.2
Cost of sales	1,073.3	1,030.9	997.6
Gross Profit	508.0	510.9	488.6
Operating expenses:
Engineering, selling and administrative expenses	299.6	289.7	278.5
Amortization expense	31.8	31.4	31.3
Asset impairments	1.1	—	—
Restructuring expense	2.6	2.9	2.2
Other expenses (income)	0.4	(0.8)	1.8
Total operating expenses	335.5	323.2	313.8
Operating earnings from continuing operations	172.5	187.7	174.8
Other (expenses) income:
Interest expense on capital leases	(1.3)	(1.0)	(1.0)
Interest income on notes with Manitowoc ParentCo - net	16.6	17.2	4.5
Other (expense) income - net	(0.6)	0.7	1.2
Total other income	14.7	16.9	4.7
Earnings from continuing operations before taxes on earnings	187.2	204.6	179.5
Provision for taxes on earnings	25.9	55.3	47.5
Earnings from continuing operations	161.3	149.3	132.0
Discontinued operations:
(Loss) earnings from discontinued operations, net of income taxes of $(0.3), $(1.0), and $0.3, respectively	(0.4)	(0.5)	0.6
Loss on sale of discontinued operations, net of income taxes of $(0.6), $4.4 and $0.0, respectively	(1.1)	(2.7)	—
Net earnings	$159.8	$146.1	$132.6

Summary of Results of Operations
Manitowoc Foodservice’s sales totaled $1,581.3 million in 2014, an increase of 2.6% over 2013. Sales increases in the Americas and APAC regions accounted for most of the increase, as EMEA sales increased only slightly year-on-year. The sales increase in 2014 was primarily driven by new product launches in APAC and in the Americas as well as the product roll-out of our new Beverage-in-Cup equipment by certain of our chain customers. This was partially offset by sales declines in our walk-in and panels businesses during the year.
The decline in operating earnings during 2014 was primarily due to product and channel mix. During the year, sales of lower margin products outpaced sales of higher margin equipment, particularly in the fryers, ice and walk-in categories. Also, with the roll-outs, more products were sold to chain accounts which attract lower margins. Likewise, higher sales to dealers and buying groups which attract higher rebates and discounts versus sales to commercial distributors, particularly in our ice business, weighed down on operating earnings for the year.
Manitowoc Foodservice’s sales in 2013 totaled $1,541.8 million, an increase of $55.6 million or 3.7% compared to 2012. Sales increases in EMEA and the Americas regions drove the year-on-year sales improvement, offset by the sales decline in APAC. New product roll-outs supported the sales increase in our beverage, ice, freezer and refrigeration categories, while lower sales to chain accounts, particularly in China, pulled down sales growth in 2013.
Operating earnings in 2013 improved by 7.4% over 2012. The increase was due to higher sales volume and improved pricing on the new product roll-outs. This was offset by higher material inflation costs as well as higher rebates and discounts to buying groups and dealers.
Discussion of Results of Operations

(in millions)	2014	2013	2012
Net Sales	$1,581.3	$1,541.8	$1,486.2

Manitowoc Foodservice’s sales increased to $1,581.3 million in 2014 from $1,541.8 million in 2013. This modest 2.6% increase was primarily driven by the $68.8 million sales increase in the APAC region across both the hot and cold product categories. The Americas contributed $19.3 million of increase while the EMEA region remained largely flat compared to prior year. The increase in sales was due to specific product launches in the APAC and Americas regions in our ice, refrigeration and reach-in businesses as well as the Beverage-in-Cup equipment roll-outs by certain of our chain customers. The increase was partially offset by year-on-year sales declines in our KitchenCare as well as in our walk-in and panels businesses. Total sales were favorably impacted by approximately $4.7 million from foreign currency exchange during the year. Further analysis of the changes in sales by reportable segments is shown in the “Sales and Operating Earnings by Segment” below.
Manitowoc Foodservice’s sales totaled $1,541.8 million in 2013, an increase of 3.7% or $55.6 million over 2012. The sales increase during the year was primarily driven by higher sales in the Americas and EMEA regions which contributed $49.1 million and $98.5 million, respectively, to the increase. Sales in APAC posted a slight sales decline of approximately $6.6 million during the year. The Americas and EMEA regions benefited from new product roll-outs during the year, specifically in our beverage and Convotherm products, as well as higher sales volume in our ice, freezer and refrigeration businesses. The decline in sales in APAC was attributed to lower sales in China, particularly to our global chain customers operating in the country. Further analysis of the changes in sales by reportable segments is shown in the “Sales and Operating Earnings by Segment” below.

(in millions)	2014	2013	2012
Gross Profit	$508.0	$510.9	$488.6
Gross Margin	32.1%	33.1%	32.9%
Gross profit for the year ended December 31, 2014 decreased slightly by $2.9 million compared to the prior year. The decrease in gross profit weighed down on gross margin percentage for the year which declined from 33.1% to 32.1%. The decline was due to a number of drivers including, unfavorable product mix, higher rebates and discounts as more volume of sales were sold to the buying groups and dealers, higher conversion costs, higher warranty costs, and incremental costs associated with the KitchenCare start-up. Savings from product and manufacturing cost reduction initiatives partially cushioned the aforementioned negative impacts.
Gross margin for the year ended December 31, 2013 increased by $22.3 million compared to the prior year. The increase translated to a marginally improved gross margin percentage of 33.1% in 2013 from 32.9% in 2012. The increase in sales volume coupled with favorable pricing primarily drove the improvement in gross margin percentage during the year. Product and manufacturing costs savings initiatives further enhanced the gross margin percentage, partially offset by higher conversion and warranty costs during the year.

(in millions)	2014	2013	2012
Engineering, selling and administrative expenses	$299.6	$289.7	$278.5

Total engineering, selling and administrative expenses amounted to $299.6 million in 2014, an increase of 3.4% or $9.9 million compared to the prior year. The year-on-year increase was attributable to favorable non-recurring legal settlement and earn-out adjustment on a prior acquisition which benefited 2013 by approximately $5.2 million in total. Increase in sales commissions, marketing costs as well as project costs associated with new product developments also contributed to the increase in engineering, selling and administrative expenses. The increase is partially offset by lower employee related costs such as health benefits, short-term incentive compensation, and stock-based compensation.
Engineering, selling and administrative expenses for the year ended December 31, 2013 increased by $11.2 million or 4% over 2012. The increase was due to additional headcount associated with the newly opened facility in Monterrey, Mexico, increased expenses related to new product developments and higher employee related costs such as short-term incentive compensation and stock-based compensation.

(in millions)	2014	2013	2012
Amortization expense	$31.8	$31.4	$31.3

Amortization expense for the years ended December, 31, 2014, 2013 and 2012 of $31.8 million, $31.4 million, and $31.3 million, respectively, related to intangible assets as shown in Note 7, “Goodwill and Other Intangible Assets,” to the Audited Combined Financial Statements.

(in millions)	2014	2013	2012
Asset impairment expense	$1.1	$—	$—

Asset impairment expense for the year ended December 31, 2014 was $1.1 million; there was not any impairment expense for the year ended December 31, 2013 or 2012. This relates to the write-down to fair value of the land, building, and building improvements for a facility which was held for sale as of December 31, 2014.

(in millions)	2014	2013	2012
Restructuring expense	$2.6	$2.9	$2.2

Restructuring expense for the year ended December 31, 2014 related to employee termination costs associated with the transfer of certain manufacturing activities in Manitowoc, Wisconsin to Monterrey, Mexico as part of our manufacturing footprint rationalization initiative.
Restructuring expense for the years ended December 31, 2013 and 2012 related to plant and manufacturing facility consolidations in the Americas region as well as workforce reductions in EMEA. See Note 17, “Restructuring,” to the Audited Combined Financial Statements for further details.

(in millions)	2014	2013	2012
Other operating expense (income) - net	$0.4	$(0.8)	$1.8

For the year ended December 31, 2014, included in the $0.4 million expense are miscellaneous fees related to divestiture activities. For the years ended December 31, 2013 and 2012, the expenses are primarily related to a pension (curtailment) settlement on a plan during the year.

(in millions)	2014	2013	2012
Interest expense on capital leases	$(1.3)	$(1.0)	$(1.0)

Interest expense for the year ended December 31, 2014 and 2013 primarily related to the financing costs on capital lease arrangements.

(in millions)	2014	2013	2012
Interest income on notes with Manitowoc ParentCo - net	$16.6	$17.2	$4.5
As disclosed in Note 21, "Net Parent Company Investment and Related Party Transactions," to our Audited Combined Financial Statements, Manitowoc Foodservice provides funding to Manitowoc ParentCo via intercompany debt, in particular to the enterprise cash pools, which bears interest. The net interest income shown herein reflects the historical net interest income recognized by Manitowoc Foodservice for these intercompany debts which will eventually be settled as part of the overall Spin-Off.

(in millions)	2014	2013	2012
Other (expense) income - net	$(0.6)	$0.7	$1.2

Other income (expense) - net during 2014, 2013 and 2012 primarily related to foreign exchange gains or losses.

(in millions)	2014	2013	2012
Provision for income taxes	$25.9	$55.3	$47.5

Manitowoc Foodservice’s effective tax rate for the years ended 2014, 2013 and 2012 was 13.8%, 27.0% and 26.5%, respectively. The 2014 effective tax rate benefited from a $25.6 million tax benefit related to a capital loss realization from an election with the IRS to treat a Foodservice entity as a partnership for U.S. federal income tax purposes. The 2013 and 2012 effective tax rates benefited from the release of uncertain tax position reserves related to favorable audit settlements. See Note 12, “Income Taxes,” to the Audited Combined Financial Statements for further details.

(in millions)	2014	2013	2012
Loss (gain) from discontinued operations	$0.4	$0.5	$(0.6)

Loss from discontinued operations for the year ended December 31, 2014 related primarily to administrative costs associated with various businesses previously disposed of in prior years. Loss from discontinued operations for the year ended December 31, 2013 related to the sale of the Jackson business in the first quarter of 2013.

(in millions)	2014	2013	2012
Loss on sale of discontinued operations	$1.1	$2.7	$—

Loss on sale of discontinued operations of $1.1 million for the year ended December 31, 2014 related to the settlement of a pension obligation to a previously disposed of entity. Loss on sale of discontinued operations of $2.7 million for the year ended December 31, 2013 was attributable to the sale of the Jackson business in the first quarter of 2013. See further details at Note 4, “Discontinued Operations,” to our Audited Combined Financial Statements.

Sales and Operating Earnings by Segment
Net sales

(in millions)	2014	2013	2012
Net sales:
Americas	$1,301.9	$1,282.6	$1,233.5
EMEA	315.1	312.6	214.1
APAC	198.2	129.4	136.0
Elimination of inter-segment sales	(233.9)	(182.8)	(97.4)
Net sales	$1,581.3	$1,541.8	$1,486.2
Sales in the Americas segment increased by $19.3 million in 2014 from $1,282.6 million in the prior year. This increase was driven by higher activity in both our hot and cold category businesses as well as favorable pricing actions. Ice equipment sales increased with the launch of our Koolaire ice machines while principal products such as Cleveland, Frymaster and Garland posted higher sales during the year. In 2013, Americas segment sales increased by 4.0%, to $1,282.6 million from $1,233.5 million in 2012. Increase in sales in the Americas was due to product roll-outs during year, specifically the Convotherm and Beverage-in-Cup product roll-outs. Stronger sales in Ice, Kolpak as well as Delfield products also contributed to the improved sales in the region year-on-year.
Sales in the EMEA region for 2014 increased slightly from the prior year. European roll-out of the Beverage-in-Cup product by a chain customer during the year was offset by the 2013 Convotherm roll-out which did not recur in 2014. For the year ended 2013, sales in the EMEA region increased by $98.5 million or 46.0% compared to 2012. The increase was primarily driven by new product roll-outs in the region, specifically of our Convotherm products, higher ice equipment and oven unit sales as well favorable pricing actions.
Sales in the APAC region increased by $68.8 million during 2014 compared to 2013. The increase was primarily driven by improved sales to certain regional chains, particularly in China as well as higher intersegment sales, specifically of the ice machine products manufactured in the region. For the year ended 2013, sales in the APAC region declined by 4.9% compared to 2012 due to lower unit sales to global chains operating in China, this was partially offset by the local chains growth in the region.
Operating earnings

(in millions)	2014	2013	2012
Operating earnings from continuing operations:
Americas	$201.8	$214.3	$216.0
EMEA	20.7	22.5	8.5
APAC	20.8	16.0	17.9
Corporate expense	(34.9)	(31.6)	(32.3)
Amortization expense	(31.8)	(31.4)	(31.3)
Asset impairment expense	(1.1)	—	—
Restructuring expense	(2.6)	(2.9)	(2.2)
Other (expense) income	(0.4)	0.8	(1.8)
Operating earnings from continuing operations	$172.5	$187.7	$174.8
For the year ended December 31, 2014, operating earnings for the Americas region declined despite the increase in sales. The decline in operating earnings was due to a number of factors including the higher start-up and operational costs related to our KitchenCare operations, product mix and channel mix where higher volumes were sold to chain accounts and buying groups which attract lower margins and higher rebates. The KitchenCare start-up execution issues pulled down segment operating margin for 2014 and are subject to focused and disciplined management attention to improve operating performance. Moreover, year-on-year earnings for 2014 compared to 2013 was impacted by the one-time benefit recognized in 2013 related to a non-recurring favorable legal claim settlement and a positive earn-out adjustment related to a prior acquisition. Operating earnings for the Americas segment for the year ended December 31, 2013 declined to $214.3 million from $216.0 million in 2012 or a 0.8% decline in operating margin compared to the prior year. The slight decrease in 2013 was due to unfavorable product mix as well as higher rebates and discounts to buying groups. The increased costs associated with the newly opened Monterrey facility and higher warranty costs also pulled operating margin down during 2013.
For the year ended December 31, 2014, operating earnings for the EMEA region decreased slightly to $20.7 million from $22.5 million in the prior year, resulting in operating margin decline of 8.0% during the year. The decline can be attributed to unfavorable mix as well the non-recurring benefit associated with the higher margin product roll-outs in the prior year. The increase in engineering, selling and administrative costs likewise negatively impacted margin offset by favorable cost savings. Segment operating earnings significantly increased in 2013, from $8.5 million in 2012 to $22.5 million in 2013. The increase was driven by higher margin product roll-outs in the region as well as favorable pricing actions coupled with positive costs savings during the year.
For the year ended December 31, 2014, operating earnings for the APAC segment increased to $20.8 million from $16.0 million in 2013. The increase was primarily due to higher sales during the year. Operating margin, however, declined from 12.5% in 2013 to 10.5% in 2014. The decline was due to sales mix as well as the increase in intersegment sales which attract lower margins without the benefit associated with the distribution activities. Segment earnings for the year ended December 31, 2013 decreased in from $17.9 million to $16.0 million during the year. The decrease was primarily driven by lower sales during the year.
Total corporate expenses for the years ended December 31, 2014, 2013 and 2012, included $22.1 million, $26.3 million and $26.6 million, respectively, of Manitowoc ParentCo’s allocated corporate charges. The decline of $4.2 million in total corporate expenses in 2014 compared to 2013 was driven by the decrease in short-term incentive payments during the year as well as the one-time favorable adjustment of $3.5 million related to an insurance settlement in 2013.
Restructuring charges for the years ended December 31, 2014, 2013 and 2012 primarily related to workforce reductions and transfer costs associated with manufacturing footprint rationalization.

Liquidity and Capital Resources
Historically, Manitowoc ParentCo has provided capital, cash management, and other treasury services to Manitowoc Foodservice. Manitowoc ParentCo will continue to provide these services until the Spin-Off is consummated. As part of these services certain cash balances are swept to Manitowoc ParentCo on a daily basis and are held in a centralized account. In turn, Manitowoc ParentCo will transfer cash to Manitowoc Foodservice in order for Manitowoc Foodservice to meet its cash needs. As a result, the cash balances presented in Manitowoc Foodservice’s combined financial statements consist primarily of cash held at certain Manitowoc Foodservice entities used to satisfy their own cash needs.
Manitowoc Foodservice’s primary future cash needs will be centered on operating activities, working capital, and capital investments. Following the Spin-Off, Manitowoc Foodservice’s capital structure and sources of liquidity will change significantly from its historical capital structure. Manitowoc Foodservice will no longer participate in capital management with Manitowoc ParentCo, but rather Manitowoc Foodservice’s ability to fund its cash needs will depend on its ongoing ability to generate and raise cash in the future. Although Manitowoc Foodservice believes that its future cash from operations, together with its access to capital markets, will provide adequate resources to fund its operating and financing needs, its access to, and the availability of financing on acceptable terms in the future will be affected by many factors including: (i) its credit rating, (ii) the liquidity of the overall capital markets and (iii) the then-current state of the economy. There can be no assurances that Manitowoc Foodservice will have access to the capital markets on acceptable terms.
In connection with the Spin-Off, we expect to incur approximately $[●] of aggregate debt, which will consist of $[●] of floating-rate debt and $[●] of fixed-rate debt. Additionally, we expect to obtain committed lines of credit of approximately $[●]. See "Description of Material Indebtedness" for more information regarding this new debt. For information regarding the pro forma effect of this new debt to our capital structure, see "Capitalization" and "Unaudited Pro Forma Combined Financial Statements."
In connection with the Spin-Off we intend to distribute cash, including net proceeds from debt that we incur, to Manitowoc ParentCo.
Cash Flows
The table below shows a summary of cash flows for the nine-month periods ended September 30, 2015 and 2014, and the calendar years ended 2014, 2013, and 2012 (in millions):

	Nine Months Ended September 30,		Years Ended December 31,
	2015	2014	2014	2013	2012
Cash provided by operating activities	$68.8	$132.8	$200.2	$201.9	$164.5
Cash used for investing activities	(10.1)	(17.7)	(25.3)	(42.9)	(17.7)
Cash provided by used for financing activities	$(26.0)	$(109.7)	$(167.0)	$(171.0)	$(150.5)

Operating activities
Cash flows provided by continuing operations for the nine-month period ended September 30, 2015 amounted to $68.8 million compared to the $132.8 million provided by continuing operations for the same period in 2014. The decrease in cash flows provided by continuing operations in these comparative periods was primarily due to lower cash from earnings, timing of payments on accounts payable and collections of receivables, partially offset by lower inventory levels on improved inventory management.
Cash flows provided by operations for the year ended December 31, 2014 remained largely consistent with the prior year. Operating cash generation during the year was primarily driven by cash from earnings, excluding non-cash charges from depreciation and amortization. The favorable year-over-year earnings impact, as well as faster collections on accounts receivable, was offset by increased inventory levels due to the launch of KitchenCare versus prior year. Cash and cash equivalents on-hand at December 31, 2014 amounted to $16.5 million versus the $9.6 million on-hand at December 31, 2013.
Cash flows provided by operations during 2013 was $201.9 million compared to $164.5 million in 2012. The increase was primarily driven by increased cash from earnings and favorable timing of payments on accounts payable and accrued expenses, partially offset by higher levels of receivables on better year-over-year sales levels. Cash and cash equivalents on-hand at December 31, 2013 amounted to $9.6 million compared to $22.2 million at December 31, 2012.
Investing activities
Cash flows used for investing activities of $10.1 million for the nine-month period ended September 30, 2015 consisted primarily of cash used for capital expenditures of $9.6 million. Cash flows used for investing activities of $17.7 million for the nine-month period ended September 30, 2014 consisted mainly of capital expenditures for the period.
Cash flows used for investing activities of $25.3 million in 2014 related mainly to capital expenditures on fixed asset equipment purchases.
Cash flows used for investing activities in 2013 of $42.9 million consisted primarily of $12.2 million for the acquisition of Inducs, AG and for capital expenditures of $33.6 million, which related to fixed asset equipment purchases as well as investment costs for the new manufacturing facility in Monterrey, Mexico.
Cash flows used for investing activities of $17.7 million in 2012 mainly related to capital expenditures on fixed asset equipment purchases during the year.
Financing activities
Cash flows used for financing activities for the nine-month periods ended September 30, 2015 and 2014 were $26.0 million and $109.7 million primarily related to financing transactions with Manitowoc ParentCo during these periods. Cash flows used for financing activities for the years ended December 31, 2014, 2013 and 2012 amounted to $167.0 million, $171.0 million and $150.5 million, respectively, and these pertain primarily to cash financing provided to Manitowoc ParentCo during these periods.
Off-balance sheet arrangements
Our disclosures concerning transactions, arrangements and other relationships with uncombined entities or other persons that are reasonably likely to materially affect liquidity or the availability of or requirements for capital resources are as follows:

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We have disclosed our accounts receivable securitization arrangement in Note 11, “Accounts Receivable Securitization,” to the Audited Combined Financial Statements and Note 9, “Accounts Receivable Securitization,” to the Unaudited Condensed Combined Financial Statements

•
We lease various assets under operating leases. The future estimated payments under these arrangements are disclosed in Note 19, “Leases,” to the Audited Combined Financial Statements and in the table below.

Contractual obligations and commercial commitments
The following table summarizes our significant contractual obligations as of December 31, 2014 and does not give effect to the debt we intend to incur in connection with the Spin-Off:

(in millions)	Total	2015	2016	2017	2018	2019	Thereafter
Capital Leases	$3.6	$—	$0.5	$0.5	$0.4	$0.6	$1.6
Operating Leases	34.5	12.6	9.0	5.8	3.2	2.3	1.6
Purchase Orders	79.2	78.7	0.2	0.1	0.1	—	0.1
Interest Obligations	0.1	0.1	—	—	—	—	—
Total committed	$113.8	$91.4	$9.2	$5.9	$3.3	$2.7	$1.7

•
We expect to incur long-term debt in connection with the Spin-Off. See "Description of Material Indebtedness" for more information. For information regarding the pro forma effect of this new debt to our capital structure, see "Capitalization" and "Unaudited Pro Forma Combined Financial Statements."

•
Unrecognized tax benefits totaling $16.6 million as of December 31, 2014, excluding related interests and penalties, are not included in the table because the timing of their resolution cannot be estimated. See Note 12, “Income Taxes,” to the Audited Combined Financial Statements for disclosures surrounding uncertain income tax positions under ASC Topic 740.

We maintain defined benefit pension plans for some of our operations in Europe and Asia. Additionally, certain of our employees participate in a pension plan sponsored by Manitowoc ParentCo, which is accounted for as a multiemployer plan. Manitowoc ParentCo has established the Retirement Plan Committee to manage the operations and administration of all benefit plans and related trusts.
In 2014, cash contributions by us to all pension plans, including the multiemployer plan, were $1.0 million, and we estimate that our pension plan contributions will be approximately $3.3 million in 2015.
Environmental, Health, Safety, and Other Matters
Please refer to Note 15, “Contingencies and Significant Estimates,” of the Audited Combined Financial Statements and Note 13, "Contingencies and Significant Estimates," of the Unaudited Combined Financial Statements where we have disclosed our environmental, health, safety, contingencies and other matters.
Quantitative and qualitative disclosures about market risk
Financial Risk Management
We are exposed to market risks from changes in commodities and changes in foreign currency exchange rates.  To reduce these risks, we selectively use derivative financial instruments and other proactive management techniques.  We have policies and procedures that place financial instruments under the direction of corporate finance and restrict all derivative transactions to those intended for hedging purposes only.  The use of financial instruments for trading purposes or speculation is strictly prohibited.
For a more detailed discussion of our accounting policies and the financial instruments that we use, please refer to Note 2, “Summary of Significant Accounting Policies,” and Note 6, “Derivative Financial Instruments,” to the Audited Combined Financial Statements.
Commodity Price Risk
We are exposed to fluctuating market prices for commodities, including steel, copper, aluminum, and natural gas.  Each of our reportable segments is subject to the effect of changing raw material costs caused by movements in underlying commodity prices.  We have established programs to manage the negotiations of commodity prices.  In addition to the regular negotiations of material prices with certain vendors, our customer contracts generally provide that we may recover increases in the cost of our commodity inputs by increasing our prices with at least 60-days advance notice. We also routinely enter into certain commodity hedges that fix the price of certain of our key commodities utilized in the production of our product offerings. Commodities that are hedged include copper, aluminum, certain steel inputs and natural gas.  At December 31, 2014, $0.7 million (net of tax of $0.4 million) of unrealized losses due to commodity hedging positions remain deferred in accumulated other comprehensive income and will be realized as a component of cost of sales over the next 12 months. As of December 31, 2014, we had open commodity derivatives that qualify for hedge accounting with aggregate notional values of 1,657 metric tons of aluminum, 820 metric tons of copper, 56,792 million BTU of natural gas, and 12,634 short tons of steel, and no open commodity derivatives that did not qualify for hedge accounting. See Note 6, “Derivative Financial Instruments,” to the Audited Combined Financial Statements.
Historically, we have not experienced material reductions in our margins as a result of increases in commodity prices, and we do not currently expect any such material reductions during the remainder of 2015. However, to the extent that our hedging is not successful in fixing commodity prices that are favorable in comparison to market prices at the time of purchase and we cannot or do not pass along increased commodity prices to our customers, we would experience a negative impact on our profit margins.
Currency Price Risk
We have manufacturing, sales and distribution facilities around the world and thus make investments and enter into transactions denominated in various foreign currencies.  Non-U.S. sales were approximately 37% of our total sales for 2014, with the largest percentage (18%) being sales into various European countries.
Regarding transactional foreign exchange risk, we enter into limited forward exchange contracts to 1) reduce the impact of changes in foreign currency rates between a budgeted rate and the rate realized at the time we recognize a particular purchase or sale transaction and 2) reduce the earnings and cash flow impact on nonfunctional currency denominated receivables and payables.  Gains and losses resulting from hedging instruments either impact our combined statements of operations in the period of the underlying purchase or sale transaction, or offset the foreign exchange gains and losses on the underlying receivables and payables being hedged.  The maturities of these forward exchange contracts coincide with either the underlying transaction date or the settlement date of the related cash inflow or outflow.  The hedges of anticipated transactions are designated as cash flow hedges under the guidance of Accounting Standards Codification (“ASC”) Subtopic 815-10, “Derivatives and Hedging.”  At December 31, 2014, we had outstanding forward exchange contracts hedging anticipated transactions and future settlements of outstanding accounts receivable and accounts payable with a market value of a $0.6 million (net of tax of $0.4 million) of unrealized losses.  A 10% appreciation or depreciation of the underlying functional currency at December 31, 2014 for non-designated hedges of foreign exchange contracts would not have a significant impact on our combined statements of operations as any gains or losses under the foreign exchange contracts hedging accounts receivable or payable balances would be offset by equal gains or losses on the underlying receivables or payables.  A 10% appreciation or depreciation of the underlying functional currency at December 31, 2014 for foreign exchange contracts designated as cash flow hedges could have an impact of approximately $1.2 million on the date of settlement.
Amounts invested in non-U.S. based subsidiaries are translated into U.S. dollars at the exchange rate in effect at year-end.  Results of operations are translated into U.S. dollars at an average exchange rate for the period.  The resulting translation adjustments are recorded in stockholders’ equity as cumulative translation adjustments.  The translation adjustment recorded in accumulated other comprehensive loss at December 31, 2014 was a loss of $18.4 million.

Non-GAAP financial measures
We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization plus certain items such as pro-forma acquisition results, restructuring charges and non-cash period charges that are adjustments for covenant purposes under the Manitowoc ParentCo's Senior Credit Facility's definitions.  Calculated on a consistent manner with Manitowoc's ParentCo, our Adjusted EBITDA is on a trailing twelve-month basis.  We believe that this trailing twelve months Adjusted EBITDA is useful to the reader of our financial information in order to measure our performance on a basis consistent with Manitowoc ParentCo, and project our debt-to-EBITDA leverage under the same debt covenant terms. A reconciliation of net earnings on a U.S. GAAP basis to Adjusted EBITDA is as follows:

	Trailing Twelve Months Ended
(in millions)	September 30, 2015	September 30, 2014	December 31, 2014	December 31, 2013	December 31, 2012
Net earnings	$119.4	$198.5	$159.8	$146.1	$132.6
(Gain) loss from and on sale of discontinued operations	(0.3)	(26.2)	1.5	3.2	(0.6)
Depreciation and amortization	51.6	52.7	53.0	51.4	53.6
Restructuring and separation expense	1.7	3.9	2.6	2.9	2.2
Income taxes	52.1	30.4	25.9	55.3	47.5
Pension and postretirement	2.6	2.4	2.4	2.5	1.1
Stock-based compensation	2.7	2.9	2.4	3.5	4.2
Allocated corporate stock-based compensation and pension and postretirement	5.7	6.1	5.4	5.1	4.1
Other	4.6	0.9	8.5	5.8	6.9
Adjusted EBITDA	$240.1	$271.6	$261.5	$275.8	$251.6

Critical accounting policies and estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying combined financial statements and related footnotes. In preparing these combined financial statements, we have made our best estimates and judgments of certain amounts included in the combined financial statements giving due consideration to materiality. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Although we have listed a number of accounting policies below which we believe to be most critical, we also believe that all of our accounting policies are important to the reader. Therefore, please refer also to the Notes to the Audited Combined Financial Statements and Notes to the Unaudited Condensed Combined Financial Statements for more detailed description of these and other accounting policies of Manitowoc Foodservice.
Basis of Presentation - The combined financial statements include the accounts of Manitowoc Foodservice and its subsidiaries as well as entities which were not previously subsidiaries but will form part of Manitowoc Foodservice. The initial accounts of Manitowoc Foodservice are based on the segmental accounts of the Foodservice segment within Manitowoc ParentCo’s consolidated accounts. The combined accounts also include the costs associated with shared functions, primarily corporate functions such as tax, treasury, internal audit, corporate accounting, reporting and controls, information technology, investor relations, human resources and legal. Manitowoc ParentCo has historically only allocated a portion of the costs associated with these shared functions to the segments, but not on a fully allocated basis. See “Corporate Expense Allocations” for details of the allocations.
The combined financial statements are prepared on a standalone basis and reflect the historical results of operations, financial position and cash flows of Manitowoc Foodservice in accordance with U.S. GAAP. The combined financial statements are presented as if Manitowoc Foodservice had been carved out of Manitowoc ParentCo for all periods presented. All significant transactions within Manitowoc Foodservice have been eliminated.
Corporate Expense Allocations - The combined financial statements include expense allocations for (1) corporate support functions that are provided on a centralized basis at Manitowoc ParentCo enterprise level including, but not limited to, finance, audit, legal, information technology, human resources, tax, treasury, investor relations, and external reporting; (2) share-based compensation; (3) employee compensation, pension and benefit costs; and (4) securitization financing costs. These expenses have been allocated to Manitowoc Foodservice based on direct usage or direct identification where applicable, and where not applicable, such costs are allocated primarily based on net sales, headcount or based on existing allocation methods, specifically for those costs which have been previously partially allocated to Manitowoc Foodservice. Debt obligations of Manitowoc ParentCo, specifically those that relate to the enterprise senior notes, term loans and revolving credit facilities, have not been allocated to Manitowoc Foodservice as it is not an obligor nor a party to the obligations between Manitowoc ParentCo and the debt holders. Corresponding financing costs related to these debt obligations likewise have not been allocated to Manitowoc Foodservice as it has not participated in these enterprise financing activities. See Note 21, "Net Parent Company Investment and Related Party Transactions," of the Audited Combined Financial Statements for additional discussions on expense allocations.
Management believes that the assumptions underlying the combined financial statements, including the assumptions regarding allocated expenses reasonably reflect the use of services provided to or the benefit received by Manitowoc Foodservice during the periods presented. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred by Manitowoc Foodservice and may not reflect our results of operations, financial position and cash flows had we been a standalone company during the periods presented. Actual expenses that would have been incurred if Manitowoc Foodservice had been a standalone company would depend on several factors, including but not limited to the standalone organizational structure and certain operational and strategic decisions in various areas like corporate infrastructure.
Revenue Recognition - Revenue is generally recognized and earned when all the following criteria are satisfied with regard to a specific transaction: persuasive evidence of an arrangement exists, the price is fixed and determinable, collectability of cash is reasonably assured, and delivery has occurred or services have been rendered.
Allowance for Doubtful Accounts - Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Our estimate for the allowance for doubtful accounts related to trade receivables includes evaluation of specific accounts where we have information that the customer may have an inability to meet its financial obligations together with a general provision for unknown but existing doubtful accounts based on historical experience, which are subject to change if experience improves or deteriorates.
Inventories and Related Reserve for Obsolete and Excess Inventory - Inventories are valued at the lower of cost or market using both the first-in, first-out (FIFO) method and the last-in, first-out (LIFO) method and are reduced by a reserve for excess and obsolete inventories. The estimated reserve is based upon specific identification of excess or obsolete inventories based on historical usage, estimated future usage, sales requiring the inventory, and on historical write-off experience and are subject to change if experience improves or deteriorates.
Goodwill, Other Intangible Assets and Other Long-Lived Assets - We account for goodwill and other intangible assets under the guidance of ASC Subtopic 350-10, “Intangibles - Goodwill and Other.” Under ASC Subtopic 350-10, goodwill is not amortized; however, we perform an annual impairment review at June 30 of every year or more frequently if events or changes in circumstances indicate that the asset might be impaired. We perform impairment reviews for our reporting units, which we have determined to be: Americas, EMEA, and APAC. To perform our impairment review, we use a fair-value method, primarily the income approach, based on the present value of future cash flows, which involves management’s judgments and assumptions about the amounts of those cash flows and the discount rates used. The estimated fair value is then compared with the carrying amount of the reporting unit, including recorded goodwill. Goodwill and other intangible assets are then subject to risk of write-down to the extent that the carrying amount exceeds the estimated fair value.
We will continue to monitor market conditions and determine if any additional interim reviews of goodwill, other intangibles or long-lived assets are warranted. Deterioration in the market or actual results as compared with our projections may ultimately result in a future impairment. In the event we determine that assets are impaired in the future, we would need to recognize a non-cash impairment charge, which could have a material adverse effect on our combined balance sheet and results of operations.
We also review long-lived assets for impairment whenever events or changes in circumstances indicate that the assets carrying amount may not be recoverable. We conduct our long-lived asset impairment analyses in accordance with ASC Subtopic 360-10-5, “Property, Plant, and Equipment.” ASC Subtopic 360-10-5 requires us to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and to evaluate the asset group against the sum of the undiscounted future cash flows.
Other intangible assets with definite lives continue to be amortized over their estimated useful lives. Indefinite and definite lived intangible assets are also subject to impairment testing. Indefinite lived assets are tested annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. Definite lived intangible assets are tested whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. A considerable amount of management judgment and assumptions are required in performing the impairment tests, principally in determining the fair value of the assets. While we believe our judgments and assumptions were reasonable, different assumptions could change the estimated fair values and, therefore, impairment charges could be required.
Employee Benefit Plans - We provide a range of benefits to our employees and certain retired employees, including pensions and postretirement health care coverage. Plan assets and obligations are recorded annually based on the company’s measurement date utilizing various actuarial assumptions such as discount rates, expected return on plan assets, compensation increases, retirement and mortality rates, and health care cost trend rates as of that date. The approach we use to determine the annual assumptions are as follows:

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Discount Rate - Our discount rate assumptions are based on the interest rate of noncallable high-quality corporate bonds, with appropriate consideration of our pension plans’ participants’ demographics and benefit payment terms.

•
Expected Return on Plan Assets - Our expected return on plan assets assumptions are based on our expectation of the long-term average rate of return on assets in the pension funds, which is reflective of the current and projected asset mix of the funds and considers the historical returns earned on the funds.

•	Compensation increase - Our compensation increase assumptions reflect our long-term actual experience, the near-term outlook and assumed inflation

•	Retirement and Mortality Rates - Our retirement and mortality rate assumptions are based primarily on actual plan experience and mortality tables.

•	Health Care Cost Trend Rates - Our health care cost trend rate assumptions are developed based on historical cost data, near-term outlook and an assessment of likely long-term trends
Measurements of net periodic benefit cost are based on the assumptions used for the previous year-end measurements of assets and obligations. We review our actuarial assumptions on an annual basis and make modifications to the assumptions when appropriate. As required by U.S. GAAP, the effects of the modifications are recorded currently or amortized over future periods. We have developed the assumptions with the assistance of our independent actuaries and other relevant sources, and we believe that the assumptions used are reasonable; however, changes in these assumptions could impact our financial position, results of operations or cash flows. Refer to Note 18, “Employee Benefit Plans,” of the Audited Combined Financial Statements for a summary of the impact of a .5% change in the discount rate and rate of return on plan assets and a 1% change on health care trend rates would have on our financial statements.
Product Liability - We are subject in the normal course of business to product liability lawsuits. To the extent permitted under applicable laws, our exposure to losses from these lawsuits is mitigated by insurance with self-insurance retention limits. We record product liability reserves for our self-insured portion of any pending or threatened product liability actions. Our reserve is based upon two estimates. First, we track the population of all outstanding pending and threatened product liability cases to determine an appropriate case reserve for each based upon our best judgment and the advice of legal counsel. These estimates are continually evaluated and adjusted based upon changes to the facts and circumstances surrounding the case. Second, we determine the amount of additional reserve required to cover incurred but not reported product liability issues and to account for possible adverse development of the established case reserves (collectively referred to as IBNR). This analysis is performed at least twice annually. We have established a position within the actuarially determined range, which we believe is the best estimate of the IBNR liability.
Income Taxes - We account for income taxes under the guidance of ASC Subtopic 740-10, “Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance that represents a reserve on deferred tax assets for which utilization is not more likely than not. Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities, and the valuation allowance recorded against our net deferred tax assets. We do not currently provide for additional U.S. and foreign income taxes which would become payable upon repatriation of undistributed earnings of foreign subsidiaries.
We measure and record income tax contingency accruals under the guidance of ASC Subtopic 740-10. We recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.
Stock-Based Compensation - The computation of the expense associated with stock-based compensation requires the use of certain valuation models and based on projected achievement of underlying performance criteria for performance shares. We currently use a Black-Scholes option pricing model to calculate the fair value of our stock options and Monte Carlo analysis to calculate the total shareholder return portion of performance shares. The Black-Scholes and Monte Carlo models require assumptions regarding the volatility of the company’s stock, the expected life of the stock award and the company’s dividend ratio. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility, future dividend payments and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards.
Warranties - In the normal course of business, we provide our customers warranties covering workmanship, and in some cases materials, on products manufactured by us. Such warranties generally provide that products will be free from defects for periods ranging from 12 months to 60 months with certain equipment having longer-term warranties. If a product fails to comply with our warranty, we may be obligated, at our expense, to correct any defect by repairing or replacing such defective product. We provide for an estimate of costs that may be incurred under our warranty at the time product revenue is recognized based on historical warranty experience for the related product or estimates of projected losses due to specific warranty issues on new products. These costs primarily include labor and materials, as necessary, associated with repair or replacement. The primary factors that affect our warranty liability include the number of shipped units and historical and anticipated rates or warranty claims. As these factors are impacted by actual experience and future expectations, we assess the adequacy of our recorded warranty liability and adjust the amounts as necessary.
Restructuring Charges - Restructuring charges for exit and disposal activities are recognized when the liability is incurred. The company accounts for restructuring charges under the guidance of ASC Subtopic 420-10, “Exit or Disposal Cost Obligations.” The liability for the restructuring charge associated with an exit or disposal activity is measured initially at its fair value.
Recent Accounting Changes and Pronouncements
In July 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory.” This update changes the guidance on accounting for inventory accounted for on a first-in first-out basis (FIFO). Under the revised standard, an entity should measure FIFO inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured on a last-in, first-out basis (LIFO). The amendments in this ASU are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016. We believe the adoption of this ASU will not have a material impact on our combined financial statements.

In April 2015, the FASB issued ASU No. 2015-05, “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” This update provides guidance on accounting for a software license in a cloud computing arrangement. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. Further, all software licenses are within the scope of Accounting Standards Codification Subtopic 350-40 and will be accounted for consistent with other licenses of intangible assets. The amendments in this ASU are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. We believe the adoption of this ASU will not have a material impact on our combined financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” To simplify the presentation of debt issuance costs, this update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, rather than as a deferred asset. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. The amendments in this ASU are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015, with early application permitted. The guidance will be applied on a retrospective basis. We are evaluating the impact that the adoption of this ASU will have on our combined financial statements.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 820)—Amendments to the Consolidation Analysis.” This update amends the current consolidation guidance for both the variable interest entity (VIE) and voting interest entity (VOE) consolidation models. The amendments in this ASU are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. We believe the adoption of this ASU will not have a material impact on our combined financial statements.

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement—Extraordinary and Unusual Items.” This update eliminates from GAAP the concept of extraordinary items. ASU 2015-01 is effective for the first interim period within fiscal years beginning after December 15, 2015, with early adoption permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. A reporting entity may apply the amendments prospectively or retrospectively to all prior periods presented in the financial statements. We believe the adoption of this ASU will not have a material impact on our combined financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements—Going Concern.” This update provided guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective in the first annual period ending after December 15, 2016, with early adoption permitted. We believe the adoption of this ASU will not have a material impact on our combined financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” This update provided a principles-based approach to revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU provides a five-step model to be applied to all contracts with customers. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contact, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when each performance obligation is satisfied. The revenue standard is effective for the first interim period within fiscal years beginning after December 15, 2017 (as finalized by the FASB in August 2015 in ASU 2015-14), and can be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the update recognized at the date of initial application along with additional disclosures. Early adoption is permitted as of the original effective date—the first interim period within fiscal years beginning after December 15, 2016. We are evaluating the impact, if any, the adoption of this ASU will have on our combined financial statements.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements and Property, Plant, and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This ASU changes the requirements for reporting discontinued operations in Accounting Standards Codification Subtopic 205-20, and now requires a disposal of a component of an entity or a group of components of an entity to be reported in discontinued operations only if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. There will also be additional disclosures required. The amendments in this ASU are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2014. The significance of this guidance for us is dependent on any future disposals.
In July 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.”  This new standard generally requires the netting of unrecognized tax benefits (UTBs) against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. Under the new standard, UTBs will be netted against all available same-jurisdiction loss or other tax carryforwards that would be utilized, rather than only against carryforwards that are created by the UTBs. The amendments in this ASU are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013.  The adoption of this ASU did not have a material impact on our combined financial statements.
In March 2013, the FASB issued ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” This ASU changes a parent entity’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. A parent entity is required to release any related cumulative foreign currency translation adjustment from accumulated other comprehensive income into net income in the following circumstances: (i) a parent entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided; (ii) a partial sale of an equity method investment that is a foreign entity; (iii) a partial sale of an equity method investment that is not a foreign entity whereby the partial sale represents a complete or substantially complete liquidation of the foreign entity that held the equity method investment; and (iv) the sale of an investment in a foreign entity. The amendments in this ASU are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The adoption of this ASU did not have a material impact on our combined financial statements.

MANAGEMENT
Executive Officers Following the Spin-Off

The following table sets forth the information as of [_____] regarding the individuals who are expected to serve as our executive officers following the Spin-Off and their anticipated titles following the Spin-Off. All of these individuals are currently employees of Manitowoc ParentCo or its subsidiaries. After the Spin-Off, none of these individuals will continue to be employees of Manitowoc ParentCo or its subsidiaries. Additional executive officers are expected to be appointed prior to the Spin-Off and information concerning those executive officers is expected to be included in an amendment to this Information Statement.

Name	Age	Position(s)
Hubertus M. Muehlhaeuser	45	President and Chief Executive Officer
John O. Stewart	57	Senior Vice President and Chief Financial Officer
Josef Matosevic	44	Senior Vice President and Chief Operating Officer
Maurice D. Jones	55	Senior Vice President, General Counsel and Secretary
Richard N. Caron	59	Senior Vice President Innovation
[___]	[___]	Senior Vice President Strategy, Integration, Human Resources and Marketing

Mr. Muehlhaeuser was appointed President and Chief Executive Officer of Manitowoc Foodservice effective July 28, 2015. Prior to his appointment, he had served as Chairman and Managing Partner of Karl-H. Muehlhaeuser GmbH & Co KG, a leader in the development, production, distribution and service of rail-bound and trackless tunneling and mining equipment as well as machinery solutions for concrete and chemical applications, since 2013. He previously served as Senior Vice President and General Manager, Europe/Africa/Middle East for AGCO Corporation (“AGCO”), a leading manufacturer and distributor of agricultural equipment and related replacement parts, in 2012. Prior thereto, Mr. Muehlhaeuser was Senior Vice President - Strategy & Integration and General Manager, Eastern Europe/Asia at AGCO from 2009 to 2011. From 2005 to 2011, Mr. Muehlhaeuser served as Senior Vice President - Strategy & Integration at AGCO, and from 2007 to 2011 he also served as General Manager - Engines. Prior to joining AGCO in 2005, he led the Global Strategy and Organization Practice at Arthur D. Little, Ltd., an international management consulting firm, was a member of the firm’s Global Management Team and was the firm’s Managing Director, Switzerland. Mr. Muehlhaeuser is Chairman of the Board of Muehlhaeuser Holding Ltd. (Switzerland) and Chairman of the Board of FASTER S.p.A. (Italy). Mr. Muehlhaeuser studied Business Administration at the European Business Schools in Oestrich Winkel and London, as well as the Universidad Argentina de la Empresa, and holds a Master of Business Administration degree from EBS University of Business and Law.
Mr. Stewart was appointed Senior Vice President and Chief Financial Officer of Manitowoc Foodservice effective November 9, 2015. Prior to his appointment, his most recent position was Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Hostess Brands, Inc., a manufacturer and distributor of cake and bread products, which he held from 2010 until May 2013. From May 2013 until his appointment with Manitowoc Foodservice, Mr. Stewart was retired. Before joining Hostess Brands, Inc. in 2010, Mr. Stewart served as the Executive Vice President and Chief Financial Officer of Dr. Pepper Snapple Group, Inc., a publicly-traded carbonated soft drinks company, from 2006 until 2010. From 2005 to 2006, Mr. Stewart was a consultant to GTCR Golder Rauner, a private equity firm specializing in management-led industry consolidation transactions, and from 1990 to 2005, Mr. Stewart served in various finance roles within the business of Diageo PLC, a publicly traded premium spirits business, including as the Chief Financial Officer of Diageo PLC’s subsidiary Diageo North America, Inc. from 2001 until 2004. Mr. Stewart holds a Bachelor of Accountancy degree from the University of Glasgow and is a member of the Institute of Chartered Accountants of Scotland.
Mr. Matosevic was promoted to Senior Vice President of Global Operational Excellence for Manitowoc ParentCo in 2014 after serving as the Executive Vice President - Global Operations and Purchasing for Manitowoc Cranes since early 2012. Prior to joining Manitowoc ParentCo, Mr. Matosevic served in various executive positions with Oshkosh Corporation, a designer, manufacturer and marketer of a broad range of specialty vehicles and vehicle bodies, from 2008-2012, including as that company’s Executive Vice President, Global Manufacturing Operations from 2010-2012, with responsibilities for the defense segment, global operating systems and lean deployment. He previously served as Vice President of Global Operations from 2005 to 2007 and Chief Operating Officer from 2007 to 2008 at Wynnchurch Capital/Android Industries, a sub-assembler and sequencer of complex modules for automotive original equipment manufacturers. Mr. Matosevic has over 20 years of global operating and business experience, with skills and experience in Lean Six Sigma practices, automation, and supply chain development.
Mr. Jones has been General Counsel and Secretary of Manitowoc ParentCo since 1999 and was elected Vice President in 2002 and a Senior Vice President in 2004. Prior to joining Manitowoc ParentCo, Mr. Jones was a shareholder in the law firm of Davis and Kuelthau, S.C., and served as legal counsel for Banta Corporation.
Mr. Caron was promoted to Senior Vice President Innovation of Manitowoc Foodservice in 2015. Previously, he served as EVP Global Marketing and Innovation for Manitowoc Foodservice and as Manitowoc Foodservice’s Chief Technology Officer, a position that he has held since 2005 as a former Enodis employee.  Under his leadership, Mr. Caron was instrumental in the development and success of the Education and Technology Center.  He has also led a variety of new product development initiatives, which have helped distinguish the company as a technology leader in the foodservice industry. Prior to Manitowoc/Enodis, Mr. Caron served as Chief Executive Officer for the Moseley Corporation in Franklin, Massachusetts.  Other key professional experience included serving as president and chief executive officer of TurboChef, Inc. in Dallas, Texas.  Before TurboChef, Mr. Caron was managing director of the consumer products practice at Arthur D. Little (ADL) in Cambridge, Massachusetts.  During his 19-year affiliation with ADL, Mr. Caron led many consulting assignments involving technology, strategy, and product development. In addition, Mr. Caron holds several patents in the foodservice industry, including automated frying and rapid cooking systems. Mr. Caron is a graduate of the Massachusetts Institute of Technology where he earned Master of Science and Bachelor of Science degrees in Chemical Engineering Practice.
BOARD OF DIRECTORS
Board of Directors Following the Spin-Off
The following table sets forth information with respect to those persons who are expected to serve on our Board of Directors following the Spin-Off. We are in the process of identifying the individuals who will be our directors following the Spin-Off, and we expect to provide details regarding these individuals in an amendment to this Information Statement. The following table sets forth information as of [______] regarding individuals who are expected to serve as our directors following the Spin-Off.

Name	Age	Position(s)
Dino Bianco	53	Director
Joan K. Chow	55	Director
Thomas D. Davis	60	Director
Cynthia M. Egnotovich	58	Director
Timothy J. Fenton	58	Director
Andrew Langham	42	Director
Hubertus M. Muehlhaeuser	45	Director

Mr. Bianco was elected to the Board of Directors of Manitowoc ParentCo in May 2015. He formerly served as Executive Vice President (from 2012 to April, 2015) of Kraft Foods Group, Inc. (NASDAQ: KRFT) and President of its Beverages business (from 2013 to April, 2015). Kraft Foods Group, Inc., headquartered in Northfield, Illinois, is one of the largest consumer packaged food and beverage companies in North America. Mr. Bianco previously served as Senior Vice President of Kraft Foods Group, Inc. and President of Kraft Canada (2005-2012) and Vice President of Marketing for Kraft’s Beverages, Desserts, Grocery and Cereals businesses (2001 to 2005). Mr. Bianco joined Kraft in 1990 as Finance Manager and held several roles in finance, financial planning and analysis, sales strategy and marketing. Mr. Bianco is a Chartered Professional Accountant, and prior to joining Kraft he was employed by PricewaterhouseCoopers LLP. In addition Mr. Bianco is a past chair of Food and Consumer Products of Canada, past member of the Board of The Grocery Foundation, and past member of the Board of Trustees of the United Way of Toronto.
Mr. Bianco brings extensive relevant experience to Manitowoc Foodservice's Board of Directors with his 25 years of financial, marketing and senior management experience with one of the largest food and beverage companies in North America. This experience is amplified by his service as past chair of Food and Consumer Products of Canada, past member of the Board of The Grocery Foundation, and past member of the Board of Trustees of the United Way of Toronto.
Ms. Chow has been a director of Manitowoc ParentCo since 2012 and serves as a member of Manitowoc ParentCo's Compensation and Corporate Governance Committees. Ms. Chow was the Executive Vice President and Chief Marketing Officer at ConAgra Foods, Inc. (NYSE: CAG) from 2007 to August, 2015. ConAgra Foods, headquartered in Omaha, NE, is one of North America’s leading packaged food companies. Prior to joining ConAgra in 2007, Ms. Chow was employed for nine years with Sears Holdings Corporation in various marketing positions of increasing responsibility, having served as Senior Vice President/Chief Marketing Officer of Sears Retail immediately prior to taking the position with ConAgra. Prior to that, she served in executive positions with Information Resources Inc. and Johnson & Johnson Consumer Products, Inc. Ms. Chow currently serves on the Board of Feeding America, a leading hunger-relief charity in the United States.
Ms. Chow led ConAgra's global marketing team, including integrated marketing planning, advertising, digital, social media, consumer insights, brand design, and multicultural marketing. Ms. Chow's extensive leadership experience in marketing, advertising and consumer insights brings a valuable perspective to Manitowoc Foodservice's Board of Directors.
Mr. Davis has served as Chairman, President and Chief Executive Officer of Viskase Companies, Inc. (“Viskase”), a meat casing company, since 2011, and as President and Chief Executive Officer of Viskase since 2007. Before joining Viskase in 2007, Mr. Davis served as President and Chief Executive Officer of Specialty Foods Group, Inc., a producer of premium meat products (2000 to 2006). He also served in various executive positions with Smithfield Foods, Inc. (1995 to 1999), and in various operational and financial roles with John Morrell & Company from 1980 until it was acquired by Smithfield Foods in 1995. Mr. Davis has an M.B.A. from Benedictine University and a B.S. from SUNY-Plattsburgh. Mr. Davis’s experience as Chief Executive Officer at two food processing companies, as well as his operational and financial background in the food processing industry, provide a valuable perspective to Manitowoc Foodservice's Board of Directors.
Ms. Egnotovich has been a director of Manitowoc ParentCo since 2008 and currently serves as Chair of Manitowoc ParentCo’s Compensation Committee and a member of its Audit Committee. She served as President, Customer Service of Aerospace Systems of United

Technologies Corporation (NYSE: UTX) from 2012 until her retirement in 2013. United Technologies Corporation (UTC), headquartered in Hartford CT, is a diversified company that provides a broad range of high-technology products and services to the global aerospace and building systems industries. The UTC Aerospace Systems Customer Service organization focused on program management of customer long-term agreements, sales, and technical support. Previous to her position with UTC, Ms. Egnotovich was Vice President (2002 to 2012) and Segment President, Nacelles and Interior Systems (2007 to 2012) of Goodrich Corporation. Goodrich Corporation was a leading aerospace manufacturer, located in Charlotte, NC, that was acquired by UTC in 2012. Ms. Egnotovich previously served as Segment President, Engine Systems (2005 to 2007); Segment President, Electronic Systems (2003 to 2005); and Segment President, Engine and Safety Systems (2002 to 2003), all at Goodrich Corporation. Ms. Egnotovich held other positions of increasing responsibility since joining Goodrich in 1986.
Ms. Egnotovich brings senior management, accounting, and financial controls experience to Manitowoc Foodservice's Board of Directors. Ms. Egnotovich's financial controls and accounting expertise had their foundation when she served as a financial analyst and then controller of a division of Goodrich. From there she moved to other positions of increasing responsibility, serving as president of various business segments within Goodrich, and until 2013, as President, Customer Service of Aerospace Systems of UTC until her retirement in 2013. Her background and experience in finance, accounting, and senior management in various segments of large manufacturing companies make her well suited to serve on Manitowoc Foodservice's Board of Directors.
Mr. Fenton served as Chief Operating Officer of McDonald’s Corporation, a publicly-traded franchisor and operator of restaurants, from July 2012 until his retirement on December 31, 2014. In his role as Chief Operating Officer, Mr. Fenton was responsible for global supply chain, franchising and development. Prior to becoming Chief Operating Officer, Mr. Fenton served as President, McDonald's Asia/Pacific, Middle East and Africa, with responsibility for operations in 38 countries at more than 8,800 restaurants (January 2005 to June 2012), and as President, East Division for McDonald’s USA (May 2003 to January 2005). Prior to his retirement, Mr. Fenton was employed by McDonald’s Corporation for more than 40 years. Mr. Fenton also owns and manages ten McDonald’s Corporation franchises in Florida. Mr. Fenton’s experience in senior leadership roles at one of the world’s largest fast-food restaurant companies, with oversight for major market operations and key corporate functions including global supply chain, gives him an industry perspective that is valuable to Manitowoc Foodservice’s Board of Directors.
Mr. Langham has been General Counsel of Icahn Enterprises L.P. (a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, real estate and home fashion) since January 2015. From 2005 to January 2015, Mr. Langham was Assistant General Counsel of Icahn Enterprises. Prior to joining Icahn Enterprises, Mr. Langham was an associate at Latham & Watkins LLP focusing on corporate finance, mergers and acquisitions, and general corporate matters. Mr. Langham has been a director of: CVR Refining, LP, an independent downstream energy limited partnership, since September 2014; and CVR Energy, Inc., a diversified holding company primarily engaged in the petroleum refining and nitrogen fertilizer manufacturing industries, since September 2014. CVR Refining and CVR Energy are each indirectly controlled by Carl C. Icahn. Mr. Langham received a B.A. in 1995 from Whitman College, and a J.D. from the University of Washington in 2000.
Mr. Langham's legal background, particularly his expertise in corporate matters, finance, and mergers and acquisitions, provides a valuable perspective to Manitowoc Foodservice's Board of Directors. His connection with the food packaging business will provide additional insight as a Board member. As General Counsel of Icahn Enterprises L.P. he also brings relevant experience with corporate governance, compliance, and regulatory matters.
Mr. Muehlhaeuser’s biographical information is set forth above under “Management.”
As the President and Chief Executive Office of Manitowoc Foodservice Mr. Muehlhaeuser's day-to-day leadership of the business will be an invaluable contribution to the Manitowoc Foodservice Board of Directors. His prior senior management experience in equipment and manufacturing industries and his multi-functional expertise, including strategy and integration, operational execution, financial acumen, capital markets knowledge, and strong channel and brand management, offers Manitowoc Foodservice a unique set of skills as it positions itself for long-term, sustainable growth.
Director Independence
NYSE rules require that our Board have a majority of independent directors. Immediately following the Distribution Date, our Board will have a majority of independent directors, and our Board committees will be comprised of only independent directors.
Committees of the Board
Effective upon completion of the Spin-Off, our Board will have the following committees, each of which will operate under a written charter that will be posted on our Web site prior to the Spin-Off.
Audit Committee
The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee will include, among other duties, overseeing:

•	our independent auditors’ qualifications, independence, performance and interactions with management;

•	management’s review of our annual audited financial statements;

•	the integrity of our financial statements, including the use of any unusual accounting methods and any issues resulting from the use of such methods;

•	earnings releases and other public financial communications;

•	the performance of our internal auditors and internal audit function;

•	internal procedures for the receipt, retention and treatment of complaints regarding our accounting, internal accounting controls or auditing matters;

•	our compliance with legal and regulatory requirements; and

•	our guidelines and policies with respect to risk assessment and risk management.

The Audit Committee will consist entirely of independent directors, and we intend that each will meet the independence requirements set forth in the listing standards of the NYSE, Rule 10A-3 under the Exchange Act and the Audit Committee charter. Each member of the Audit Committee will be financially literate and have accounting or related financial management expertise as such terms are interpreted by our Board in its business judgment. The initial members of the Audit Committee will be determined prior to the Spin-Off.
Compensation Committee
The responsibilities of our Compensation Committee will include the following:

•	reviewing and approving corporate goals and objectives relevant to executive compensation;

•	setting compensation policy and administering compensation plans on behalf of the Board;

•	reviewing and recommending to the Board for approval the compensation of the Chief Executive Officer and other key executives;

•	annually appraising the Chief Executive Officer’s performance;

•	evaluating compensation levels and payouts for the Chief Executive Officer and other executives against an appropriate comparison group;

•	reviewing and commenting on strategic and financial plans to determine their relationship to the compensation program;

•	reviewing and approving new compensation plans;

•	recommending pay levels for non-employee Board members;

•
reviewing and approving, in coordination with the Audit Committee, the contents of SEC and other regulatory filings relating to compensation matters, including the Compensation Discussion and Analysis and related executive compensation disclosures.

The Compensation Committee will consist entirely of independent directors, and we intend that each will meet the independence requirements set forth in the listing standards of the NYSE and the Compensation Committee charter. The members of the Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code).
Compensation Committee Interlocks and Insider Participation
We do not anticipate that any of the Compensation Committee's members will be:

•	an officer, employee or former officer of Manitowoc Foodservice;

•
a participant in a "related person" transaction occurring after January 1, 2013 (for a description of our policy on related person transactions, see "Certain Relationships and Related Party Transactions - Procedures for Approval of Related Party Transactions"); or

•	an executive officer of another entity at which one of our executive officers serves on the Board of Directors.

Corporate Governance Committee
The responsibilities of our Corporate Governance Committee will include the following:

•	evaluating and recommending current directors for re-election and new candidates to fill existing or expected vacancies;

•	recommending the frequency, agenda, location and timing of Board meetings to the Chief Executive Officer;

•	reviewing the size, composition and independence of the Board, as well as the number and structure of Board committees;

•	reviewing validly submitted stockholder proposals;

•	reviewing our stock ownership guidelines and monitoring directors’ compliance with the stock ownership guidelines; and

•	facilitating an executive session at each regular Board meeting for non-management directors.

The Corporate Governance Committee will consist entirely of independent directors, and we intend that each will meet the independence requirements set forth in the listing standards of the NYSE and the Corporate Governance Committee charter. The initial members of the Corporate Governance Committee will be determined prior to the Spin-Off.
Code of Conduct
We will adopt a written code of conduct, or the “Code of Conduct,” that applies to all of our employees. The Code of Conduct will reflect our commitment to operate our business in a manner that meets the highest ethical standards. It will include or refer to policies and rules that cover ethical and legal practices for nearly every aspect of our business. A copy of the Code of Conduct will be posted on our Web site prior to the Spin-Off.

Director Nomination Process
We will adopt corporate governance guidelines that will be effective at or prior to the Distribution Date and will contain information concerning the responsibilities of the Corporate Governance Committee with respect to identifying and evaluating future director candidates.
The Corporate Governance Committee will evaluate future director candidates in accordance with the director membership criteria described in our corporate governance guidelines. The Corporate Governance Committee will evaluate a candidate’s qualifications to serve as a member of our Board based on the skills and characteristics of individual directors as well as the composition of our Board as a whole. In addition, the Corporate Governance Committee will evaluate a candidate’s professional skills and background, areas of expertise, experience in relevant industries, age, diversity, geographic background and number of other directorships, along with qualities expected of all directors, including integrity, judgment, acumen and the time and ability to make a constructive contribution to our Board. The Corporate Governance Committee, along with our Board, will consider a candidate in the context of our Board as a whole to determine the appropriate mix of backgrounds and experiences among our Board members as we believe that varying viewpoints better represent our stockholders, employees, business partners and consumers and contribute to a more informed and effective decision-making process.
Communication with Non-Management Members of Our Board of Directors
Information for stockholders and other parties interested in communicating with our Board or our independent directors, individually or as a group, will be posted on our Web site as part of our corporate governance guidelines. Our director of investor relations and/or our general counsel will forward such communications to the Board or to individual directors, as applicable. Any communication that our director of investor relations or our general counsel determines, in his or her discretion, to be offensive, dangerous, harmful, illegal, illegible, not understandable or nonsensical may, at the option of such person, not be forwarded. Neither Manitowoc Foodservice nor the Board nor any director shall be obligated to send any reply or response to the interested party, except to indicate to the interested party, if requested, whether the interested party’s communication was forwarded to the Board or the applicable Board member.
Stock Ownership Guidelines
Our corporate governance guidelines will contain stock ownership guidelines for non-management directors. The guidelines will provide that each non-management director should acquire and hold an amount of our stock with a value at least equal to five times the director’s total annual cash retainer, excluding any meeting fees or any additional retainer for committee chair positions. The guideline requires the stock ownership amount to be met by the end of the fifth full calendar year after the director is first elected to the Board. Directors are required to retain net shares upon vesting of equity awards until achieving the stock ownership guideline.
For purposes of the guidelines, stock ownership will include shares owned outright, restricted stock and restricted stock units, but will not include unexercised stock options. As of December 31, 2015, each of the directors to whom these guidelines applied was either in compliance or expected to be in compliance within the five-year time period provided for initial compliance.
Compliance will be measured annually at the first Board meeting in a given year, commencing in the sixth full calendar year after a director is first elected as a member of the Board, and will be based on each director’s stock ownership and the stock price as of the close of business on the last day of the preceding calendar year.

COMPENSATION DISCUSSION AND ANALYSIS
Introduction
The discussion and analysis below are designed to assist shareholders with understanding the objectives of the executive compensation program of Manitowoc ParentCo prior to the Spin-Off and our executive compensation program after the Spin-Off, the different components of compensation paid to the persons identified in the 2015 Summary Compensation Table below, who are referred to collectively as our named executive officers, and the basis for the compensation decisions affecting those persons. Mr. Muehlhaeuser and Mr. Stewart are identified as named executive officers because they are expected to serve as, respectively, our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer after the Spin-Off, although they were not named executive officers of Manitowoc ParentCo during 2015. This discussion and analysis should be read together with the compensation tables located elsewhere in this Information Statement.
The information provided for 2015 and any prior periods reflects compensation earned at Manitowoc ParentCo or its subsidiaries for each of named executive officers based on their respective roles with Manitowoc ParentCo or its subsidiaries during 2015 or such prior periods, if any, and the design and objectives of Manitowoc ParentCo’s executive compensation programs in place prior to the Spin-Off.
All 2015 executive compensation decisions for our named executive officers prior to the Spin-Off were or will be made or overseen by the Compensation Committee of the Board of Directors of Manitowoc ParentCo (the “Manitowoc ParentCo Compensation Committee”). Executive compensation decisions following the Spin-Off will be made by the Compensation Committee of the Board of Directors of Manitowoc Foodservice (the “Manitowoc Foodservice Compensation Committee”). We currently anticipate that, except as otherwise described in this Compensation Discussion and Analysis, compensation programs for our named executive officers immediately following the Spin-Off will be similar to the programs currently used by Manitowoc ParentCo for its executive officers.
2015 Say-on-Pay Advisory Vote
In 2015, Manitowoc ParentCo’s say-on-pay advisory vote received support from over 98% of shares voted. We believe that this result demonstrates a strong endorsement by Manitowoc ParentCo’s shareholders of its executive compensation program design, decisions and policies. The vote was one of many factors considered by the Manitowoc ParentCo Compensation Committee in reviewing its executive compensation program. Manitowoc ParentCo did not make any changes to its executive compensation program in direct response to this vote.
Compensation Program Administration
The Manitowoc ParentCo Compensation Committee has been, and after the Spin-Off the Manitowoc Foodservice Compensation Committee will be, primarily responsible for administering our executive compensation program. That role entails reviewing and approving all elements of the executive compensation program that cover the named executive officers. The review includes an annual consideration of business strategy and talent needs and alignment of compensation to performance and shareholder interests. The Manitowoc ParentCo Compensation Committee engaged an independent compensation consultant in fiscal 2014 and fiscal 2015, hiring Towers Watson to assist with its duties, including its review of the executive compensation program.
Compensation Strategy
Manitowoc ParentCo’s executive compensation program has been intended to align the interests of its executives with the interests of its shareholders as well as to motivate its executives to maximize long-term total returns to its shareholders. For these reasons, the Manitowoc ParentCo Compensation Committee has designed the executive compensation program consistent with market typical/best practices to ensure strong alignment between executive pay and Manitowoc ParentCo’s performance. A strong element of the design has been to provide incentive-based compensation that is directly tied to Manitowoc ParentCo’s performance. The Manitowoc ParentCo Compensation Committee has annually reviewed the key elements of the program considering Manitowoc ParentCo’s business strategy and talent needs. Manitowoc ParentCo’s executive compensation program has sought to provide competitive total compensation opportunities, at costs to Manitowoc ParentCo that are consistent with the opportunities provided, to attract, motivate and retain highly-qualified executives critical to the achievement of Manitowoc ParentCo’s financial and strategic goals.
Key objectives and elements of the philosophy have included the following:

•
Paying for performance. A significant portion of the compensation paid to executives of Manitowoc ParentCo has been incentive-based and “at risk,” and could be earned based on the achievement of Manitowoc ParentCo’s financial goals and/or stock price appreciation. (Incentive awards based on achievement of specific goals have been capped at 200% of the targeted award opportunity.) As previously disclosed by Manitowoc ParentCo, in January 2015, in view of its intention to pursue the Spin-Off, Manitowoc ParentCo Compensation Committee determined that it would not serve the interests of Manitowoc ParentCo to grant to executive officers performance shares in 2015 (in addition to stock options), which would have a multi-year performance period. Instead, given the difficulty of goal setting as a result of the announced intention to separate into two independent, publicly-traded companies by the end of the first quarter of 2016, as well as the additional retentive value of stock options and restricted stock, in 2015 the executive officers of Manitowoc ParentCo received a grant of restricted stock units (weighted 50%) and stock options (weighted 50%).

•
Providing market competitive compensation. Pay levels have been targeted to be, on average, at market median levels based on individual factors (such as experience, length of service, time in their role, and individual performance), internal structure and internal and external equity, business needs, Manitowoc ParentCo’s performance, comparable positions at general industrial companies of similar size, and other factors.

•
Encouraging long service. Manitowoc ParentCo has offered several retirement and savings plans, which pay benefits after retirement and provide employees with the opportunity to earn employer contributions or save pre-tax dollars for retirement.

•
Facilitating executive stock ownership. Long-term incentive awards to executives of Manitowoc ParentCo have been solely equity-based, and executive officers of Manitowoc ParentCo have been subject to stock ownership guidelines, including a potential retention requirement, to ensure meaningful ongoing alignment with shareholders’ interests, although comparator groups have been used when considering specific components of compensation.

Actual total compensation has been subject to variation from target compensation based on the individual’s performance and Manitowoc ParentCo’s financial and stock price performance. In accordance with SEC proxy disclosure rules, the Summary Compensation Table below shows the grant date fair value of long-term incentive (LTI) grants, which is often very different from the actual realized and realizable/current values (if any amount is even earned) of such awards. The Manitowoc ParentCo Compensation Committee has reviewed annually officer pay tally sheets detailing the past several years of actual and target compensation, outstanding long-term incentive awards (including the potential realizable value at various stock prices), accumulated deferred compensation balances, and potential change-in-control severance amounts.
In connection with its executive compensation determinations, Manitowoc ParentCo has reviewed third-party market survey data among comparable companies and broader market trends/developments, as provided by the Manitowoc ParentCo Compensation Committee’s compensation consultant, which in 2015 was Towers Watson. Given the range of its businesses prior to the Spin-Off, in setting market-based pay levels Manitowoc ParentCo has generally reviewed market data provided from surveys of comparably-sized general industrial companies; a specific peer group has not typically been used, although comparator groups have been used when considering specific components of compensation. Survey data of comparable positions has been analyzed annually in considering adjustments to base salaries and target short-term and long-term incentive award opportunities. Survey data has also been reviewed periodically to help maintain the competitiveness of all elements of compensation.

EXECUTIVE COMPENSATION
Compensation Elements
Manitowoc ParentCo’s executive compensation program is described in more detail below, by element and in total.

Element	Purpose	Characteristics
Base Salary	Establish a certain element of pay for an individual’s competencies, skills, experience and performance relative to his/her current job	Not at risk; eligible for annual performance-based merit increases and adjustments for changes in job responsibilities
Short-Term Incentives	Motivate and reward the achievement of annual Manitowoc ParentCo financial goals aligned to the key strategic objectives for the year	Performance-based (variable) cash opportunity; amount earned will vary based on actual company financial results achieved
Long-Term Incentives(1)	Motivate and reward the achievement of specific financial goals, Relative TSR performance and stock price appreciation over time for the fiscal 2015 award(1)	All of the award opportunity is performance-based with the amount realized, if any, by the executive dependent upon multi-year company financial results and stock price performance(1)
Retirement Benefits	Encourage long service with Manitowoc ParentCo by providing retirement plan contributions that can grow in value over an executive’s career	Both fixed and variable aspects; contributions drive growth of funds and future payments
Benefits and Perquisites	Provide additional financial security and other enhanced benefits for executives (perquisites are limited)	Generally fixed; actual cost is based on participation and usage
Change in Control (“CIC”) Continued Employment and Severance Benefits	Provide continuity of the leadership team leading up to and after a change in control	Contingent component; provides for continued employment upon a CIC and severance benefits if an executive’s employment is terminated following a CIC

(1)
As previously disclosed by Manitowoc ParentCo, in January 2015, in view of its intention to pursue the Spin-Off, the Manitowoc ParentCo Compensation Committee determined that it would not serve the interests of Manitowoc ParentCo to grant to executive officers performance shares in 2015 (in addition to stock options), which would have a multi-year performance period. Instead, given the difficulty of goal setting as a result of the announced intention to separate into two independent, publicly-traded companies by the end of the first quarter of 2016, as well as the additional retentive value of stock options and restricted stock, in 2015 the executive officers of Manitowoc ParentCo received a grant of restricted stock units (weighted 50%) and stock options (weighted 50%).

In setting total compensation, Manitowoc ParentCo has applied a consistent approach for all of its executive officers. Executive officers also have been eligible to receive base salary and incentive pay increases at the time of promotions. In connection with promotions, the Manitowoc ParentCo Compensation Committee may have increased base salary and target incentive award percentages, and made additional incentive grants. Prior to August 2015, Mr. Muehlhaeuser was not an executive officer of Manitowoc ParentCo, and his compensation was determined through arm’s length negotiations in connection with his recruitment to be an executive officer of Manitowoc ParentCo prior to the Spin-Off and then become our President and Chief Executive Officer following the Spin-Off, as described further below. Prior to November 2015, Mr. Stewart was not an executive officer of Manitowoc ParentCo, and his compensation was determined through arm’s length negotiations in connection with his recruitment to be an employee of Manitowoc ParentCo prior to the Spin-Off and then become our Senior Vice President and Chief Financial Officer following the Spin-Off, as described further below.
Additional detail regarding each pay element is presented below. Other than the Change in Control Severance Arrangements (Contingent Employment Agreements) and Messrs. Muehlhaeuser's and Stewart's employment agreements described below, Manitowoc ParentCo has not had employment agreements with any of the Manitowoc Foodservice named executive officers.
Base Salaries. Manitowoc ParentCo has reviewed salaries annually, and based adjustments, if any, on consideration of Manitowoc ParentCo’s overall budget for base salaries for the year, individual factors (competencies, skills, experience, and performance), internal equity, and market pay practice data. Based upon the survey data provided by the Manitowoc ParentCo Compensation Committee’s compensation consultant, the base salaries for the named executive officers, on average, continued to approximate the median of base salaries of comparable positions, considering an individual’s experience, performance and other factors. In connection with the recruitment of Mr. Muehlhaeuser to serve as our President and Chief Executive Officer after the Spin-Off, Manitowoc ParentCo negotiated an annual base salary for Mr. Muehlhaeuser of $800,000. In connection with the recruitment of Mr. Stewart to serve as our Senior Vice President and Chief Financial Officer after the Spin-Off, Manitowoc ParentCo negotiated an annual base salary for Mr. Stewart of $540,000.
Incentive Plans. Manitowoc ParentCo has provided annual and long-term incentive award opportunities to motivate the achievement of the business strategy by specifying key metrics of success. In order to strongly drive results and align performance and payouts, the incentive plans each:

•	Have included multiple performance measures;

•	Have had target performance goals set based on forecasts/budget, business conditions, prior year’s performance, probability of achievement and other factors;

•	Have varied payouts commensurate with performance results (with potential payouts capped at 200% of the target award opportunity for goal-based plans); and

•
Have covered different time periods (annual incentive plan covers one year and long-term incentives typically cover three years (or more for stock options) with an ongoing stock ownership requirement).

Manitowoc ParentCo has elected to use a combination of performance measures to ensure management has been motivated and rewarded for earnings growth, cash flow generation, efficient use of capital and total shareholder returns. Accordingly, the annual incentive plan and performance share component of the long-term incentive plan each have used two or more performance metrics (that are not duplicated between the plans), which could change from year-to-year to reflect the critical areas of focus for the respective performance period. The Manitowoc ParentCo Compensation Committee has believed that, collectively, the performance metrics used would best drive long-term shareholder value and align management rewards to Manitowoc ParentCo’s business strategy.
Short-Term Incentives. Annual incentive awards have been made under Manitowoc ParentCo’s 2013 Omnibus Incentive Plan, but are referred to in this Information Statement as having been made under Manitowoc ParentCo’s Short-Term Incentive Plan (“STIP”). The annual or short-term incentives were intended to reward eligible participants for maximizing shareholder value.
The 2015 STIP award for Corporate Officers, including Messrs. Matosevic and Jones, was based thirty-five percent (35%) on operating earnings, thirty-five percent (35%) on free-cash flow, and thirty percent (30%) on return on invested capital.
The 2015 target annual incentive award percentages assigned to these named executive officers ranged from 50% to 100% of base salary, based on the position’s responsibilities and business impact. Awards earned under the STIP could range from 0% to 200% of an individual’s target award opportunity based on actual business results versus the target performance goals for the year. Earned awards, if any, would be fully paid out after the end of the year.
In connection with the recruitment of Mr. Muehlhaeuser to serve as our President and Chief Executive Officer after the Spin-Off, Manitowoc ParentCo agreed that Mr. Muehlhaeuser will participate in the STIP with a target annual incentive award of 100% of his base salary. The 2015 award will be pro-rated based on Mr. Muehlhaeuser’s date of hire, which was August 3, 2015. The 2015 award opportunity was based on the same performance goals described above for the other named executive officers, and weighted 50% on Corporate performance and 50% on Foodservice performance.
In connection with the recruitment of Mr. Stewart to serve as our Senior Vice President and Chief Financial Officer after the Spin-Off, Manitowoc ParentCo agreed that Mr. Stewart will participate in the STIP with a target annual incentive award of 70% of his base salary. The 2015 award will be guaranteed at 100% of the target but pro-rated based on Mr. Stewart’s date of hire, which is expected to be November 9, 2015.
The actual incentive award payouts for the named executive officers are presented in the Summary Compensation Table, in the column, “Non-Equity Incentive Plan Compensation.” The potential dollar range of the 2015 annual incentive awards, by named executive officer, is presented in the Grants of Plan-Based Awards table.
Use of Discretion. The STIP allowed the Manitowoc ParentCo Compensation Committee to apply discretion in considering potential adjustments (e.g., certain accounting charges such as bad debt and inventory reserve expenses as well as research and development costs) presented by management to assess performance of continuing operations. In practice, the Manitowoc ParentCo Compensation Committee has made a limited number of adjustments, which, for awards to be earned by executives during a particular year, must be determined no later than the ParentCo Compensation Committee’s February meeting.
Long-Term Incentives. Long-term incentive award grants have been made under the Manitowoc ParentCo 2013 Omnibus Incentive Plan, which was approved by shareholders of Manitowoc ParentCo at the Manitowoc ParentCo 2013 Annual Meeting and replaced the Manitowoc ParentCo 2003 Incentive Stock and Awards Plan (the “2003 Stock Plan”). Prior to 2014, long-term incentive awards were granted under the 2003 Stock Plan.
Long-term incentive awards have been intended to align the interests of executives with those of Manitowoc ParentCo shareholders by allowing executives to share in the growth and financial success of Manitowoc ParentCo, as reflected in Manitowoc ParentCo’s stock price and other performance measures. In addition, long-term incentive awards have facilitated the attraction, retention and motivation of executives and key employees.
From 2011 to 2014, all of the long-term award opportunity for senior executives of Manitowoc ParentCo had been “at-risk” - requiring achievement of specific multi-year financial goals or stock price appreciation. From 2010 to 2015; the executive officers of Manitowoc ParentCo have not received time-based restricted stock grants. However, as described above, in 2015 due to the anticipated Spin-Off expected to occur by the end of the first quarter of 2016, the senior executives of Manitowoc ParentCo were granted time-based restricted stock units rather than performance shares. In addition, Manitowoc ParentCo made equity-based retention awards to certain key employees, including Messrs. Matosevic and Jones, to provide additional incentive for the employees to continue in employment and contribute toward the successful completion of the contemplated Spin-Off. These retention awards are described in greater detail below.

Stock Options. Stock options align executives’ interests with those of shareholders, since options only have realizable value if the price of Manitowoc ParentCo stock increases relative to the grant/exercise price. Stock options granted to the named executive officers during fiscal 2015 had the following terms:

•	Exercise price is the closing trading price of Manitowoc ParentCo stock on the grant date;

•	Vest annually in 25% increments beginning on the first anniversary of the grant date and continuing on each subsequent anniversary until the fourth anniversary; and

•	Expire 10 years after the grant date.

In connection with Mr. Muehlhaeuser’s recruitment to be our President and Chief Executive Officer, Manitowoc ParentCo granted him an initial award of non-qualified stock options under the Manitowoc ParentCo 2013 Omnibus Incentive Plan with a fair market value of $1,000,000 upon the commencement of his employment with Manitowoc ParentCo. The stock options will vest in four equal annual installments on the anniversary of the grant date; however, if Mr. Muehlhaeuser is terminated for any reason other than for cause (as defined in his employment agreement), no less than one half of the stock options will immediately vest. Mr. Muehlhaeuser will also be eligible for future long-term incentive awards. Under his employment agreement, his long-term incentive award grant target is $2,000,000 per year.
In connection with Mr. Stewart’s recruitment to be our Senior Vice President and Chief Financial Officer, Manitowoc ParentCo has agreed to grant him an initial award of non-qualified stock options under the Manitowoc ParentCo 2013 Omnibus Incentive Plan with a fair market value of $700,000 upon the commencement of his employment with Manitowoc ParentCo. The stock options will vest in four equal annual installments on the anniversary of the grant date; however, if Mr. Stewart is terminated for any reason other than for cause (as defined in his employment agreement), no less than one quarter of the stock options will immediately vest. Mr. Stewart will also be eligible for future long-term incentive awards. Under the expected terms of his employment agreement, Mr. Stewart’s long-term incentive award grant target will be $700,000 per year.
Restricted Stock Units. In 2015, Manitowoc ParentCo granted the named executive officers other than Messrs. Muehlhaeuser and Stewart time-based restricted stock units which vest 100% on the third anniversary of the grant date. The Manitowoc ParentCo Compensation Committee decided to grant these units rather than performance shares in 2015 due to the anticipated Spin-Off, which is expected to occur by the end of the first quarter 2016.
Performance Shares. Performance share award opportunities were provided to the named executive officers (other than Messrs. Muehlhaeuser and Stewart) in years prior to 2015 to directly align the shares earned, if any, to the achievement of specific multi-year goals. The goals and the performance period have been established by the Manitowoc ParentCo Compensation Committee at the time of the award grant.
2014 Performance Share Grant. The 2014 performance share grant could be earned based on performance over the three-year performance period from January 1, 2014 through December 31, 2016 on the following two equally-weighted measures:

•	3-year cumulative EVA®. EVA is a metric developed by Stern Stewart & Co. that measures the economic profit generated by a business and is equal to the difference between the following:

•
Net operating profit after tax, defined as operating earnings adjusted to eliminate the impact of, among other items, certain accounting charges such as bad debt and inventory reserve expenses, and research and development costs; and

•	A capital charge, defined as capital employed multiplied by the weighted average cost of capital.

•
3-year Relative TSR, which assesses Manitowoc ParentCo’s Total Shareholder Return (“TSR”) - equal to stock price appreciation plus the reinvestment of dividends provided to shareholders relative to a comparator group of 19 direct peers and industrial companies (listed below). Since the comparator group is used for performance, not pay levels, there are some TSR peers that are significantly smaller and larger than Manitowoc ParentCo. TSR is calculated using the 20-trading-day average closing price at the start and end of the three-year performance cycle. Awards cannot exceed target if Manitowoc ParentCo’s TSR is negative, as assessed at the end of the three-year performance cycle.

The following is the comparator group of direct peers and industrial companies used for determining Relative TSR performance for the 2014 performance share grants:

Actuant Corporation	Illinois Tool Works Inc.	Oshkosh Corporation
Astec Industries, Inc.	Ingersoll-Rand plc	Pentair plc
Briggs & Stratton Corp.	Joy Global Inc.	SPX Corporation
Caterpillar Inc.	Kennametal Inc.	Standex International Corp.
Cummins Inc.	Lincoln Electric Holdings Inc.	Terex Corp.
Dover Corp.	Middleby Corp.	Timken Co.
Graco Inc.

Consistent with Manitowoc ParentCo’s pay-performance philosophy and current market practices, with pay approximating median levels for median performance, the target award opportunity for the Relative TSR performance shares is earned for Relative TSR performance at the median. The payout schedule for the Relative TSR portion of the performance share grants is as follows:

Performance Level	Manitowoc’s Relative TSR Performance	Award Payout (as a % of Target)
Maximum	75th Percentile	200%
Target	50th Percentile	100%
Threshold	25th Percentile	25%

2013 Performance Share Grant. The 2013 performance share grant was based on performance on two equally-weighted measures (Debt Reduction and Relative TSR) over the three-year performance period from January 1, 2013 through December 31, 2015. Debt reduction is the decrease in the balance of outstanding loans and other debt over the performance period and directly reflected Manitowoc ParentCo’s ability to generate cash flow that could be used to reduce Manitowoc ParentCo’s outstanding debt. Relative TSR is defined above.
Retention Awards. In April 2015, Manitowoc ParentCo made equity-based retention awards to certain key employees, including Messrs. Matosevic and Jones, to provide additional incentive for the employees to continue in employment and contribute toward the successful completion of the contemplated Spin-Off. The retention awards consisted of shares of Manitowoc ParentCo common stock that would vest on the second anniversary of the Spin-Off if the employee was continuously employed with Manitowoc ParentCo or an affiliate through the second anniversary of the effective date of the Spin-Off. The shares would earlier vest in full upon termination of the employee as a result of death, disability or retirement upon or following the Spin-Off. The shares would also vest in full upon an involuntary termination of the employee, other than for cause, by Manitowoc ParentCo, or a termination by the employee for good reason, regardless of whether the Spin-Off had then occurred. The number of shares subject to the retention award granted to Messrs. Matosevic and Jones, as disclosed in the Grants of Plan-Based Awards table, was determined based on a target dollar value equal to a percentage of the officer’s base salary and the share price on the date of grant. For Mr. Matosevic, the percentage was 100% of base salary, and for Messrs. Jones, the percentage was 150% of base salary.
Grant Guideline Development. The Manitowoc ParentCo Compensation Committee set award guidelines for each officer (other than Mr. Muehlhaeuser, who did not become an executive officer until August 3, 2015, and Mr. Stewart, who is not expected to become an employee until November 9, 2015) and job classification level based upon survey market median levels and Manitowoc ParentCo’s recent average stock price. Mr. Muehlhaeuser’s 2015 award was determined based on market data and arm’s length negotiations in connection with Mr. Muehlhaeuser’s recruitment to be our President and Chief Executive Officer. Mr. Stewart’s expected 2015 award was determined based on market data and arm’s length negotiations in connection with Mr. Stewart’s recruitment to be our Senior Vice President and Chief Financial Officer. For the other officers, the approximate 20-trading-day average closing price of Manitowoc ParentCo stock ending on the date of the February Manitowoc ParentCo Compensation Committee meeting was used for determining the grant levels. The actual grant price and accounting expense for all officers were determined at the date of grant.
The grant date fair value of the 2015 stock option grants and restricted stock unit awards, which each represented approximately 50% of the award guidelines, is presented in the Grants of Plan-Based Awards table. The ultimate value, if any, which will be realized, is not determinable at the date of grant.
Treatment of Equity-Based Awards in the Spin-Off. We expect that our named executive officers and other executive officers will be treated like our other similarly-situated employees with respect to the impact of the Spin-Off on equity-based awards. See “The Spin-Off-Treatment of Equity-Based Compensation” for a description of the treatment of equity-based awards in connection with the Spin-Off.
Retirement Benefits. In order to facilitate the long service of highly-qualified executives, Manitowoc ParentCo has provided retirement benefits.
Supplemental Executive Retirement Plan (SERP). Executives have been selected by the Manitowoc ParentCo Compensation Committee to participate in the nonqualified Manitowoc ParentCo Supplemental Executive Retirement Plan (“SERP”). An executive was not eligible to participate in the SERP until the executive had at least five years of credited service with Manitowoc ParentCo and/or its subsidiaries. Additional criteria for participation could also be considered by the Manitowoc ParentCo Compensation Committee. During 2015, of the named executive officers, only Mr. Jones was a participant in the SERP. Benefits provided under the SERP are intended to provide an annuity based on a percentage of historic base salary and STIP-related awards. When a participant becomes eligible for a distribution from the SERP, the participant may elect to receive the distribution in a single lump-sum or over a period not to exceed ten years. For any executive who became a participant after 2008, and whose projected total service at his or her target retirement date is less than 25 years, the target retirement benefit will be prorated based on the projected total service years divided by 25. The actuarial change in the value of Mr. Jones’s SERP benefits during 2015 is presented in the Summary Compensation Table. Detailed information about the SERP is presented in the Pension Benefits Table. In connection with the Spin-Off, we intend to adopt a supplemental executive retirement plan similar to the SERP.
401(k) Retirement Plan. Active, regular, full-time, non-union, U.S.-based employees (including the named executive officers) have been eligible to participate in The Manitowoc Company, Inc. 401(k) Retirement Plan, which has allowed employees to build retirement savings on a tax-deferred basis. The plan has had a tax-qualified defined contribution savings component, the 401(k) Savings feature, in which participating employees receive an employer match. In addition, the plan has had a Retirement Plan feature, in which Manitowoc ParentCo has provided an annual contribution of from 0% to 4% of eligible compensation to another defined contribution account. There have been no employee contributions to the Retirement Plan feature in 2014. Contributions under the Retirement Plan feature have been based on a formula that is substantially the same as our STIP formula, subject to a cap, and have been reviewed and approved by the retirement committee. Beginning in 2015, the Retirement Plan contribution is to be awarded in the form of additional matching contributions. The value of Manitowoc ParentCo annual matching contributions to The Manitowoc Company, Inc. 401(k) Retirement Plan under the Savings Plan feature is presented in the Summary Compensation Table.
Perquisites/Other Benefits. To provide a market competitive total compensation package, Manitowoc ParentCo has provided a limited amount of perquisites and supplemental benefits to executives. In 2015, Manitowoc ParentCo provided the following: supplemental long-term disability insurance, tax preparation, car allowance, spouse/guest travel and limited personal use of aircraft. The value of perquisites and supplemental benefits provided in 2015 is presented in the Summary Compensation Table and footnotes. In addition, as part of the recruitment of Mr. Muehlhaeuser, Manitowoc ParentCo paid a one-time signing bonus to him of $200,000 upon the completion of 90 days of continuous service to Manitowoc ParentCo.
Employment Agreement. Historically, Manitowoc ParentCo has not entered into employment agreements with its named executive officers providing for benefits prior to a change in control. However, as part of the recruitment of Messrs. Muehlhaeuser and Stewart, Manitowoc ParentCo entered into an employment agreement (or, in the case of Mr. Stewart, is expected to enter into an employment agreement) specifying certain terms and conditions of employment prior to and after the Spin-Off.
Under the terms of his employment agreement, Mr. Muehlhaeuser is entitled to an annual base salary of $800,000 and received a signing bonus of $200,000 upon the completion of 90 days of continuous service to Manitowoc ParentCo. Prior to the Spin-Off, he is eligible to participate in Manitowoc ParentCo’s 2013 Omnibus Incentive Plan and has a target annual incentive award under that Plan of 100% of his base salary (any award earned based on fiscal 2015 performance will be pro-rated based on Mr. Muehlhaeuser’s date of hire). He received an initial grant of non-qualified stock options under the Plan with a fair market value of $1,000,000 upon the commencement of his employment with Manitowoc ParentCo. The stock options will vest in four equal annual installments on the anniversary of the grant date; however, if Mr. Muehlhaeuser is terminated for any reason other than for cause (as defined in his employment agreement), no less than one half of the stock options will immediately vest. Mr. Muehlhaeuser will also be eligible for future long-term incentive awards under the Plan; pursuant to his employment agreement, his long-term incentive award grant target is $2,000,000 per year.
Subject to the termination provisions in his employment agreement, Mr. Muehlhaeuser’s employment will continue until the later of: (a) if the Spin-Off occurs on or prior to December 31, 2016, one year from the effective date of the Spin-Off; or (b) December 31, 2016. Upon the occurrence of the Spin-Off, the employment agreement provides that Mr. Muehlhaeuser will be our President and Chief Executive Officer. Manitowoc ParentCo may assign the employment agreement to us at any time without notice to Mr. Muehlhaeuser, and we expect to assume the employment agreement prior to or in connection with the Spin-Off. Upon completion of the term, Mr. Muehlhaeuser may continue to be employed by Manitowoc ParentCo or Manitowoc Foodservice, as applicable.
Under his employment agreement, Mr. Muehlhaeuser was eligible for relocation services consistent with Manitowoc ParentCo policy, and he will be eligible to participate in Manitowoc ParentCo’s 401(k) Retirement Plan upon obtaining valid immigration and work authorization status in the United States and in its Deferred Compensation Plan. Mr. Muehlhaeuser also became eligible to receive health, dental and life insurance under Manitowoc ParentCo’s plans beginning on the first day of the month following his completion of 30 days of continuous service to Manitowoc ParentCo. He also is entitled to receive other benefits customarily offered to Manitowoc ParentCo’s executive officers, including a car allowance and reimbursement of tax preparation fees.
Mr. Muehlhaeuser’s employment agreement provides certain severance protections that are described below under “Post-Employment Compensation.” Mr. Muehlhaeuser also signed an agreement related to the protection of confidential information and intellectual property, as well as the non-solicitation of employees and the non-solicitation of customers.
While the foregoing summary describes all of the material terms of Mr. Muehlhaeuser’s employment agreement, such summary is not complete and is subject to, and qualified in its entirety by, the full text of Mr. Muehlhaeuser’s employment agreement, which (1) is filed as an exhibit to Manitowoc Foodservice’s Registration Statement on Form 10 to which this Information Statement is also an exhibit and (2) is incorporated by reference in this Information Statement.

Under the terms of his anticipated employment agreement, Mr. Stewart will be entitled to an annual base salary of $540,000. He will receive an initial grant of non-qualified stock options under Manitowoc ParentCo’s 2013 Omnibus Incentive Plan with a fair market value of $700,000 upon the commencement of his employment with Manitowoc ParentCo. The stock options will vest in four equal annual installments on the anniversary of the grant date; however, if Mr. Stewart is terminated for any reason other than for cause (as defined in his employment agreement), no less than one quarter of the stock options will immediately vest. Mr. Stewart will also be eligible for future long-term incentive awards under the Plan; pursuant to his employment agreement, his long-term incentive award grant target is $700,000 per year.
Mr. Stewart’s employment agreement is expected to provide that he will be our Senior Vice President and Chief Financial Officer. Manitowoc ParentCo is expected to be able to assign the employment agreement to us at any time without notice to Mr. Stewart, and we expect to assume the employment agreement prior to or in connection with the Spin-Off. Under his employment agreement, Mr. Stewart will be eligible for executive benefits similar to those provided to other senior executives, including relocation services consistent with Manitowoc ParentCo policy. Mr. Stewart’s employment agreement is expected to provide certain severance protections that are described below under “Post-Employment Compensation.” Mr. Stewart is also expected to sign an agreement related to the protection of confidential information and intellectual property, as well as the non-solicitation of employees and the non-solicitation of customers.

Change in Control Severance Arrangements. In order to facilitate attraction and retention of highly-qualified executives, Manitowoc ParentCo has had arrangements (Contingent Employment Agreements) with the named executive officers and certain other key executives that provide for the executives’ continued employment for a two-year period or a one-year period upon a change in control. In addition, the arrangements provide for certain severance benefits in the event the executive is terminated without “cause” (as defined in the agreements) prior to the end of the employment period (as such, the agreements have a “double trigger”). For named executive officers, the severance amount is two years and for all named executive officers there is no excise tax gross-up. Further detail regarding these agreements is presented in the Post-Employment Compensation section.
Stock Ownership Guidelines
The Manitowoc ParentCo Compensation Committee has established stock ownership guidelines for executive officers of Manitowoc ParentCo. The guidelines provide that within 5 years after the date that the executive officer became an officer (or CEO), the executive officer should hold an amount of stock with a value at least equal to the following:

•	CEO: 5 times base salary

•	Other executive officers: 3 times base salary

Stock ownership includes shares owned outright, restricted stock (including restricted stock units), and stock equivalents held in deferred compensation/retirement arrangements. Additionally, one-half of the guideline amounts can be met by vested, in-the-money stock options held by the executive. As of December 31, 2015, each of the named executive officers of Manitowoc ParentCo met the stock ownership guideline or is on track to meet the guideline within the five-year period from becoming an executive officer.
If an executive does not meet his/her ownership requirement, which is measured as of the end of any given year (or the fifth anniversary of the date the executive officer was named an officer or became CEO), the executive must retain all net shares from the exercise of stock options and the vesting of restricted shares and performance shares until compliance is achieved.
We expect that our Board will adopt substantially similar stock ownership guidelines with respect to shares of Manitowoc Foodservice common stock for our executive officers.
Other Pay Elements
Deferred Compensation. To further help in attracting and retaining highly-qualified employees, to facilitate stock ownership and to encourage investing for retirement, executive officers and other key employees of Manitowoc ParentCo and its subsidiaries have been eligible to participate in the Manitowoc ParentCo Deferred Compensation Plan. Eligible participants may elect to defer up to 40% of base salary and up to 100% of awards to be paid under the STIP and other eligible bonus arrangements.
Credits to deferred compensation accounts for key employees may also include a contribution by Manitowoc ParentCo. This contribution equals the amount of compensation deferred by the key employee for the plan year (subject to a maximum of 25% of eligible compensation) multiplied by a rate equal to the rate of variable retirement plan contributions that the participant received for the year under the 401(k) Retirement Plan plus one percent. If Manitowoc ParentCo were not to make a contribution to the 401(k) Retirement Plan, there would not be any employer contribution to the key employees under the Deferred Compensation Plan.
Deferred amounts can be invested into a variety of accounts, which mirror the performance of several different mutual funds offered in the 401(k) Retirement Plan, as well as the Manitowoc ParentCo Stock Fund (which has included only common stock of Manitowoc ParentCo). Transfers between the Manitowoc ParentCo Stock Fund and the other funds have not been permitted. Key employee participants have not been required to direct any minimum amount of deferred compensation into the Manitowoc ParentCo Stock Fund.
The value of Manitowoc ParentCo’s annual contributions in 2015 to the Manitowoc ParentCo Deferred Compensation Plan on behalf of the named executive officers is presented in the Summary Compensation Table. Detailed information about the Deferred Compensation Plan is presented in the Non-Qualified Deferred Compensation Table.
Severance Pay Plan. Manitowoc ParentCo also has had a severance pay plan establishing a discretionary severance program across Manitowoc ParentCo whereby all severance benefits have been provided at Manitowoc ParentCo’s sole discretion and designed to meet the specific facts and circumstances of each termination. The Board of Directors of Manitowoc ParentCo has had the sole authority to authorize any benefits under the plan to any elected officer of Manitowoc ParentCo. Other than this discretionary severance pay plan and the severance provisions of Messrs. Muehlhaeuser's and Stewart's respective employment agreements, Manitowoc ParentCo has not had a formal severance plan for other forms of employment termination in which the Manitowoc Foodservice named executive officers have participated.
Other Executive Compensation Policies
Stock Awards Granting Policy. In 2015, based on the approval of the Manitowoc ParentCo Compensation Committee, Manitowoc ParentCo granted stock awards to its executive officers and other eligible key employees. In years prior to 2015, stock awards to executive officers consisted of stock options and performance shares, and stock awards to other key employees included stock options, performance shares and/or restricted stock units. In 2015, restricted stock units replaced performance shares due to the anticipated separation of Manitowoc ParentCo into two companies by the end of the first quarter 2016. Stock awards have generally been granted in February. Stock awards are also used to attract executives and key employees, and, as such, stock awards have at times been made to executives and key employees at the time they became executives or key employees of Manitowoc ParentCo. In such cases, the grant date was the date employment commenced or the date the ParentCo Compensation Committee approved the awards. In all cases, the exercise price of stock options was the closing trading price on the grant date.
As described above, in connection with Mr. Muehlhaeuser’s recruitment to be our President and Chief Executive Officer, Manitowoc ParentCo granted him an initial award of non-qualified stock options under the Manitowoc ParentCo 2013 Omnibus Incentive Plan with a fair market value of $1,000,000 upon the commencement of his employment with Manitowoc ParentCo. Also as described above, in connection with Mr. Stewart’s recruitment to be our Senior Vice President and Chief Financial Officer, Manitowoc ParentCo has agreed to grant him an initial award of non-qualified stock options under the Manitowoc ParentCo 2013 Omnibus Incentive Plan with a fair market value of $700,000 upon the commencement of his employment with Manitowoc ParentCo.
Securities Trading Policy. Manitowoc ParentCo has maintained an Insider Trading Policy imposing specific standards on directors, officers and key employees of Manitowoc ParentCo. The policy has been intended not only to forbid such persons from trading in Manitowoc ParentCo stock on the basis of inside information, but to avoid even the appearance of improper conduct on the part of such persons. In addition to the specific restrictions set forth in the policy, which has included limits on pledging shares, the policy has required that all transactions in Manitowoc ParentCo stock by such persons and by others in their households be pre-cleared by the Corporate Secretary’s office. The only exception to the pre-clearance requirement has been regular, ongoing acquisitions of Manitowoc ParentCo stock resulting from continued participation in employee benefit plans that Manitowoc ParentCo or its agents have administered.
Pay Clawbacks. In addition to any right of recoupment against our CEO or CFO pursuant to Section 304 of the Sarbanes-Oxley Act of 2002, Manitowoc ParentCo has expressed an intent to recoup executive officer compensation, or a portion thereof, to the extent required under rules to be adopted by the SEC and New York Stock Exchange pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. We also intend to implement a policy that complies with such rules.
Tax Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), generally limits a publicly-traded company’s federal income tax deduction to $1,000,000 per year for compensation to its CEO and certain other highly compensated executive officers. Qualified performance-based compensation for the CEO and certain “covered officers” is not, however, subject to the deduction limit, provided certain requirements of Section 162(m) are satisfied. Certain awards under the Manitowoc ParentCo 2003 Incentive Stock and Awards Plan and the Manitowoc ParentCo 2013 Omnibus Incentive Plan have been intended to qualify for the performance-based compensation exception under Section 162(m). It has been the Parent Compensation Committee’s intent to preserve the deductibility of executive compensation to the extent reasonably practicable and consistent with the best interests of Manitowoc ParentCo and its shareholders. We expect certain elements of our incentive compensation for our named executive officers to qualify as performance-based compensation after the Spin-Off pursuant to transition rules under Section 162(m).
Our Anticipated Compensation Programs
We believe the Manitowoc ParentCo executive compensation programs described above were both effective at retaining and motivating our named executive officers and competitive as compared to compensation programs at our peers. We currently expect to adopt compensation programs that will initially be similar to those in place at Manitowoc ParentCo immediately prior to the Spin-Off. However, after the Spin-Off, the Manitowoc Foodservice Compensation Committee will continue to evaluate our compensation and benefit programs and may make changes as necessary to meet prevailing business needs and strategic priorities. Changes to elements of our compensation programs may be made going forward if appropriate, based on industry practices and the competitive environment for a newly-formed, publicly-traded company of our size, or for other reasons.

Summary Compensation Tables
The following table sets forth the “total compensation” earned by the named executive officers for service with Manitowoc ParentCo or its subsidiaries during the fiscal year ending December 31, 2015, and, to the extent the named executive officer was a named executive officer of Manitowoc ParentCo for the fiscal years ending December 31, 2014 or December 31, 2013, such total compensation for service with Manitowoc ParentCo during those years.

•	Actual payouts are presented in the Salary (before deferrals) and Non-Equity Incentive Plan Compensation (STIP payouts) columns.

•
The grant date fair value of equity-based grants is shown in the Stock Awards and Options Awards columns. None of this amount was realized during 2015; instead the actual value realized, if any, will be realized over the next several years.

•
The actuarial change in the pension value from the preceding year is presented in the Change in Pension Value column; Manitowoc ParentCo did not provide above-market earnings on nonqualified deferred compensation. The amount consists entirely of the change in the actuarial present value of the individual’s accumulated benefit under Manitowoc ParentCo’s Supplemental Executive Retirement Plan (e.g., for 2015 this reflects the change from December 31, 2014 to December 31, 2015).

•
In addition to the annual grant of stock option awards and the restricted stock unit awards, in 2015 certain named executive officers received retention awards in the form of Restricted Stock Awards, which are disclosed below and described above in the Compensation Discussion and Analysis.

Name & Principal Position	Year	Salary	Bonus	Stock Awards (1)	Option Awards (1)(2)	Non-Equity Incentive Plan Compensation (3)	Change in Pension Value & Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Hubertus M. Muehlhaeuser President and Chief Executive Officer	2015
John O. Stewart Senior Vice President and Chief Financial Officer	2015
Josef Matosevic Senior Vice President and Chief Operating Officer	2015
Maurice D. Jones Senior Vice President General Counsel & Secretary	2015
	2014	$412,000	$—	$564,291	$300,752	$—	$198,769	$31,503	$1,507,315
	2013	$412,000	$—	$409,925	$227,700	$258,159	$241,409	$33,405	$1,582,598

(1)
The amounts listed in the "Stock Awards" and "Option Awards" columns represent the aggregate grant date fair value of such awards in accordance with Accounting Standards Codification Topic 718 ("ASC 718").

(2)
Reflects the grant date fair value of the awards granted in each year shown as computed under ASC 718. The options expire in ten years from the grant date. Options granted vest in 25% increments annually beginning on the first anniversary of the grant date and continuing on each subsequent anniversary until the fourth anniversary.

(3)	Consists of cash awards made under Manitowoc ParentCo's Short-Term Inventive Plan. The amount reflects the amount earned for performance during the year indicated but not paid until the next year.
GRANTS OF PLAN-BASED AWARDS IN 2015
The following table sets forth the 2015 awards under Manitowoc ParentCo’s 2013 Omnibus Incentive Plan. Any STIP awards earned in 2015 will be paid in the first quarter of 2016. In addition to the stock option awards and the restricted stock unit awards, certain named executive officers received retention awards in the form of Restricted Stock Awards, which are disclosed below and described above in the Compensation Discussion and Analysis.

Name	Award Type	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
			Threshold ($)	Target ($)	Maximum ($)
Hubertus M. Muehlhaeuser	STIP
Stock Options
John O. Stewart

Josef Matosevic	STIP
Restricted Stock Unit
Stock Options
Restricted Stock Unit
Restricted Stock Award
Maurice D. Jones	STIP
Stock Options
Restricted Stock Unit
Restricted Stock Award

(1)
Reflects the grant date fair value of the awards granted in 2015 as computed under ASC 718. The options expire ten years from the grant date and vest in 25% increments annually beginning on the first anniversary of the grant date and continuing on each subsequent anniversary until the fourth anniversary. The restricted stock units vest 100% on the third anniversary of the grant date. The restricted stock awards, which are the retention awards described in the Compensation Discussion and Analysis, vest on the second anniversary of the Spin-Off.

OUTSTANDING EQUITY AWARDS AT 2015 FISCAL YEAR END
The following table sets forth the stock option, performance share and restricted stock unit awards previously granted to the named executive officers that were outstanding at the end of 2015:

Name	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Hubertus M. Muehlhaeuser
John O. Stewart
Josef Matosevic
Maurice D. Jones

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2015
The following table presents, for each named executive officer, the stock options exercised and the performance shares vested during 2015. These stock options and performance shares were granted to the named executive officers prior to 2015; consequently, the value realized by the executives was actually earned over several years.

Name	Option Awards (1)		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Hubertus M. Muehlhaeuser	—	—	—	—
John O. Stewart
Josef Matosevic	—	—	2,523	54,926
Maurice D. Jones	29,268	355,899	16,068	349,800

(1)
The dollar value realized by stock option exercises in 2015 represents the total pre-tax value realized by the named executive officers upon exercise. The realized amount represents the fair market value of the shares on the date exercised minus the exercise price.

RETIREMENT AND NON-QUALIFIED DEFERRED COMPENSATION PLANS
Pension Benefits for Fiscal 2015
(Supplemental Executive Retirement Plan)
The following table sets forth information with respect to the Manitowoc ParentCo Supplemental Executive Retirement Plan as of December 31, 2015. Of the named executive officers, only Mr. Jones was eligible to participate in this Plan during 2015.

Name	Plan Name	Number of Years of Credited Service (#) (1)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Maurice D. Jones

(1)
Reflects the number of years since the participant began participating in the plan. The plan was adopted by Manitowoc ParentCo in 2000. Currently an executive of Manitowoc ParentCo is not eligible to participate under the plan until the executive has at least five credited years of service with Manitowoc ParentCo and satisfies other criteria determined by the Manitowoc ParentCo Compensation Committee.

Under Manitowoc ParentCo’s Supplemental Executive Retirement Plan, eligible executives are entitled to receive retirement benefits which are intended to fund an annuity based on a percentage of a participant’s final average pay at the earlier of normal retirement (age 65) or the first of the month following the date on which the participant’s attained age plus years of service with Manitowoc ParentCo equals eighty (80). A participant’s final five-year average pay is computed by averaging the participant’s projected base salary (including elective deferrals) and non-equity incentive plan compensation payable for each year for the five consecutive calendar year period when the participant receives or is projected to receive his or her highest average compensation prior to the earlier of normal retirement (age 65) or the first of the month following the date on which the participant’s attained age plus years of service with Manitowoc ParentCo equals eighty (80). Benefits are computed using a straight-life annuity and are not reduced for social security or other offsets. Under the Plan, an account balance is maintained for each participant, which account reflects (a) an annual contribution credit that is determined by calculating the present value of the lump-sum actuarial equivalent a specified percentage of the participant’s five-year final average pay payable as a life annuity, at the earlier of (i) normal retirement (age 65) or (ii) the first of the month following the date on which the participant’s attained age plus years of service with Manitowoc ParentCo equals eighty (80); and (b) an annual increase in the account balance at the end of each year equal to nine percent (9%) of the account balance at the beginning of the year. When a participant becomes eligible for a distribution under the plan, the participant may elect to receive his/her account balance in a lump-sum or over a fixed number of years not to exceed ten (10) years. The Manitowoc ParentCo Compensation Committee has determined that an executive will not be eligible to participate under the plan until the executive has at least five credited years of service with Manitowoc ParentCo and/or its subsidiaries and satisfies other criteria determined by the Manitowoc ParentCo Compensation Committee. Additionally, for any executive who becomes a participant after 2008 and whose projected total service at his or her target retirement date is less than 25 years, the target retirement benefit will be prorated based on the projected total service years divided by 25. In connection with the Spin-Off, we intend to adopt a supplemental executive retirement plan similar to Manitowoc ParentCo’s Supplemental Executive Retirement Plan.
Non-Qualified Deferred Compensation for Fiscal 2015
The following table sets forth information with respect to Manitowoc ParentCo’s Deferred Compensation Plan, a non-qualified plan, as of December 31, 2015:

Name	Executive Contributions in Last FY	Registrant Contributions in Last FY	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
Hubertus M. Muehlhaeuser
John O. Stewart
Josef Matosevic
Maurice D. Jones

Post-Employment Compensation
Manitowoc Parent Co has entered into Contingent Employment Agreements with each of the named executive officers. These Agreements provide generally that in the event of a “change in control” (as defined in the Agreements) of Manitowoc ParentCo, each executive will continue to be employed by Manitowoc ParentCo for two years. The Spin-Off is not expected to constitute a change in control within the meaning of the Agreements. Under the Contingent Employment Agreements, each executive would remain employed at the same position held as of the change in control date, and would receive a salary at least equal to the salary in effect as of such date, plus all bonuses, incentive compensation, and other benefits extended by Manitowoc ParentCo to its executive officers and key employees, provided that the plans and bonus opportunity are no less favorable than those that were available prior to a change in control. After a change in control, the executive’s compensation would be subject to upward adjustment at least annually based upon the executive’s contributions and the level of increases provided to other officers and employees. Each Contingent Employment Agreement would terminate prior to the end of the applicable employment period if the executive voluntarily retired from Manitowoc ParentCo or were terminated by Manitowoc ParentCo “for cause,” as defined in the Contingent Employment Agreement.
In the event the executive were terminated by Manitowoc ParentCo without cause following a change in control, the executive would be entitled to receive a monthly amount equal to the base salary and benefits the executive would have otherwise been paid but for the termination, and the annual incentive compensation the executive would have otherwise been paid but for the termination, through the applicable employment period. Upon a change in control, stock options would fully vest, restrictions on restricted stock or similar securities lapse, and each holder of performance shares would have the right to receive, in exchange for the performance shares, cash equal to a pro-rated amount of performance shares based on the amount of time that had lapsed during the performance period up to the change in control. In the event the executive were terminated by Manitowoc ParentCo for cause, the executive would be entitled only to the salary and benefits accrued and vested as of the effective date of the termination. The Contingent Employment Agreements are terminable by either party at any time prior to a change in control.

If a named executive officer were terminated by Manitowoc ParentCo without cause within six months prior to a change in control and it was reasonably demonstrated by the employee that the termination (i) was at the request of a third party who has taken steps reasonably calculated to effect a change in control; or (ii) otherwise arose in connection with or in anticipation of a change in control, the employee would be entitled to the severance payment and benefits that he would have otherwise have received if he were terminated by Manitowoc ParentCo without cause following a change in control.
If any of the payments to a named executive officer would constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code and would result in the imposition on the executive of an excise tax under Section 4999 of the Internal Revenue Code (the “Excise Tax”), the executive would not be entitled to any tax gross up amount; however, the executive would be entitled to receive the “best net” treatment. Under the “best net” treatment, if the after-tax amount (taking into account all federal, state and local excise, income and other taxes) that would be retained by the executive is less than the after-tax amount that would be retained by the executive if the executive were instead to be paid or provided (as the case may be) the maximum amount that the executive could receive without being subject to the Excise Tax (the “Reduced Amount”), then the executive would be entitled to receive the Reduced Amount instead of the full amount that would have been subject to the Excise Tax.
The Contingent Employment Agreements also provide that if the executive was terminated (i) by Manitowoc ParentCo without cause prior to the end of the employment period; or (ii) by Manitowoc ParentCo within six months prior to a change in control in anticipation of a change in control as explained above, the executive will be prohibited from competing with Manitowoc ParentCo for (y) the lesser of two years or the unexpired term of the employment period or (z) two years in the case of a termination of Manitowoc ParentCo within six months prior to a change in control in anticipation of a change in control as described above.
We expect to enter into similar Contingent Employment Agreements that would relate to a change in control of Manitowoc Foodservice rather than Manitowoc ParentCo with each of the named executive officers in connection with the Spin-Off.
In addition to the Contingent Employment Agreements, Manitowoc ParentCo has entered into an employment agreement with Mr. Muehlhaeuser, and intends to enter into an employment agreement with Mr. Stewart, that, in each case, provides severance benefits upon certain types of termination of employment. Under his agreement, if Mr. Muehlhaeuser’s employment is terminated by Manitowoc ParentCo without cause (as defined in the agreement) or if he terminates his employment with good reason (as defined in the agreement), subject to the execution of a release of any and all claims or potential claims against Manitowoc ParentCo, he will be entitled to receive two years of base salary plus an amount equal to 200% of his target annual incentive compensation for the year of termination (regardless of whether the targeted performance was achieved or exceeded) (the “Muehlhaeuser Severance Payment”), paid over a two-year period (the “Muehlhaeuser Severance Period”). The Muehlhaeuser Severance Payment is subject to offset (but not below zero) by the amount of any base salary, short-term incentive compensation or cash compensation earned by Mr. Muehlhaeuser or to which he is entitled during the Muehlhaeuser Severance Period and which is actually paid to him: (1) from any subsequent employer following the termination of his employment with Manitowoc ParentCo, or (2) from Manitowoc ParentCo under any Contingent Employment Agreement. If Mr. Muehlhaeuser is terminated for cause, payment of all compensation from Manitowoc ParentCo will immediately cease, except for any compensation accrued but unpaid through the date of termination.
Mr. Stewart’s agreement is expected to provide that, if his employment is terminated by Manitowoc ParentCo without cause (as defined in the agreement) or if he terminates his employment with good reason (as defined in the agreement), subject to the execution of a release of any and all claims or potential claims against Manitowoc ParentCo, he will be entitled to receive one year of base salary plus an amount equal to 100% of his target annual incentive compensation for the year of termination (regardless of whether the targeted performance was achieved or exceeded) (the “Stewart Severance Payment”), paid over a one-year period (the “Stewart Severance Period”). The Stewart Severance Payment is expected to be subject to offset (but not below zero) by the amount of any base salary, short-term incentive compensation or cash compensation earned by Mr. Stewart or to which he is entitled during the Stewart Severance Period and which is actually paid to him: (1) from any subsequent employer following the termination of his employment with Manitowoc ParentCo, or (2) from Manitowoc ParentCo under any Contingent Employment Agreement. If Mr. Stewart is terminated for cause, payment of all compensation from Manitowoc ParentCo will immediately cease, except for any compensation accrued but unpaid through the date of termination.
The employment agreements define “cause” generally as any conviction for, or entry of a plea of guilty or nolo contendere with respect to, any felony or any crime involving an act of moral turpitude; engaging in any act involving fraud or theft; neglect or breach of duties or intentional misconduct in discharging such duties; continued absence from duties without consent after receipt of notification, other than absence due to bona fide illness or disability; failure or refusal to comply with the directions of the chairman of the board or with the policies, standards and regulations of Manitowoc ParentCo, provided that such directions, policies, standards or regulations do not require any action which is illegal or the omission of any action required by applicable law, regulations or licensing standards; conduct, actions, or performance that violates policies concerning ethics or employee conduct; or breach of the agreement.
The employment agreements define “good reason” generally as a material diminution in position, authority or title, or the assignment of duties that are materially inconsistent with the executive’s position or title as described in the agreement; a material diminution in base salary or incentive/bonus opportunities except for across-the-board temporary salary reductions of twenty percent (20%) or less similarly affecting other employees; a change required by our Board of Directors of Manitowoc Foodservice’s principal offices of more than 50 miles from the location of Manitowoc Foodservices’ principal offices at the time of the Spin-Off; a material breach of the agreement by Manitowoc ParentCo or its successors or assigns; a failure of a successor to assume the agreement; the failure of the Spin-Off to occur by December 31, 2016 or the public announcement by Manitowoc ParentCo of its intention not to consummate the Spin-Off; the failure to appoint the executive a director of Manitowoc Foodservice at its formation (or immediately following the commencement date under the agreement); or the failure of the executive to be elected and maintained as a director of Manitowoc Foodservice after the Spin-Off. If Manitowoc ParentCo sells or publicly announces its intention to sell its Foodservice business to a third party (a “Foodservice Disposition”) in lieu of consummating the Spin-Off and the Foodservice Disposition would not constitute a change of control under Mr. Muehlhaeuser’s Contingent Employment Agreement, then the Foodservice Disposition will also constitute good reason under the employment agreement. Mr. Stewart's agreement is expected to include similar terms.
If Mr. Muehlhaeuser is unable to perform his duties due to his disability, he will continue to receive his standard compensation, reduced by any disability payment to which he may be entitled in lieu of such compensation, until the last day of the term of the employment agreement. At the expiration of the term provided for in Mr. Muehlhaeuser’s agreement, payment of all compensation to Mr. Muehlhaeuser under the employment agreement will immediately cease (except for any payment of compensation accrued but unpaid through that date, COBRA benefits and other benefits to which Mr. Muehlhaeuser may be entitled notwithstanding the termination of his employment). If Mr. Muehlhaeuser dies during the term, all payments and rights to compensation and benefits under the employment agreement will immediately cease, except for any compensation and benefits accrued but unpaid through the date of his death. Mr. Stewart's agreement is expected to include similar terms.
Manitowoc ParentCo may assign the employment agreements to us at any time without notice to Mr. Muehlhaeuser or Mr. Stewart, and we expect to assume the employment agreements prior to or in connection with the Spin-Off.
Manitowoc ParentCo also has made equity-based retention awards to certain key employees, including Mr. Matosevic, to provide additional incentive for the employees to continue in employment and contribute toward the successful completion of the contemplated Spin-Off. The retention awards consisted of shares of Manitowoc ParentCo common stock that would vest on the second anniversary of the Spin-Off if the employee was continuously employed with Manitowoc ParentCo or an affiliate through the second anniversary of the effective date of the Spin-Off. The shares would earlier vest in full upon termination of the employee as a result of death, disability or retirement upon or following the Spin-Off. The shares would also vest in full upon an involuntary termination of the employee, other than for cause, by Manitowoc ParentCo, or a termination by the employee for good reason, regardless of whether the Spin-Off had then occurred.
Estimated Payments upon a Change in Control
The following table presents the estimated payouts that would have been made to the named executive officers upon a change in control of Manitowoc ParentCo coupled with an executive’s termination of employment (other than for cause or retirement), assuming the change in control occurred as of December 31, 2015. The calculations are intended to provide reasonable estimates, based on the noted assumptions, of the potential benefits payable. The actual amount of severance benefits, if any, would depend upon the executive’s pay, terms of a change in control transaction and the subsequent impact on the executive’s employment.

Name	Base Salary	Annual Incentive-Based Compensation	Stock Options	Restricted Stock Units	Performance Shares	Benefits	Total
Hubertus M. Muehlhaeuser
John O. Stewart
Josef Matosevic
Maurice D. Jones

As stated in the Compensation Discussion and Analysis, Manitowoc ParentCo also has maintained a formal severance pay plan that establishes a discretionary severance program across Manitowoc ParentCo whereby all severance benefits are provided at Manitowoc ParentCo’s sole discretion and will be designed to meet the specific facts and circumstances of each termination. The Board of Directors of Manitowoc ParentCo has the sole authority to authorize any benefits under the plan to any elected officer of Manitowoc ParentCo. Other than this discretionary severance pay plan and the employment agreements with Messrs. Muehlhaeuser and Stewart, Manitowoc ParentCo does not have a formal severance plan or other forms of employment termination benefits that apply to the named executive officers except in the event of a change in control as described above. Following the Spin-Off, we expect initially to implement severance plans and practices similar to those of Manitowoc ParentCo, although we may modify such plans or practices, or adopt different plans or practices, in the future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
As of the date of this Information Statement, Manitowoc ParentCo beneficially owns all of the outstanding shares of our common stock. After the Spin-Off, Manitowoc ParentCo will not own any shares of our common stock. The following tables provide information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution by:

•	each of the individuals whom we expect to serve as our directors following the Spin-Off;

•	each Named Executive Officer;

•	all of the individuals whom we expect to serve as our directors and executive officers following the Spin-Off as a group; and

•	each of our stockholders whom we believe, based on the assumptions described below, will beneficially own more than 5% of our outstanding common stock at the time of the Distribution.
Except as otherwise noted below, we based the share amounts on each person or entity’s beneficial ownership of Manitowoc ParentCo common stock on December 31, 2015, giving effect to a distribution ratio of [●] shares of our common stock for every [●] shares of Manitowoc ParentCo common stock he, she or it held.
To the extent the individuals whom we expect to serve as our directors and executive officers own Manitowoc ParentCo common stock on the Record Date, they will participate in the Distribution on the same terms as other holders of Manitowoc ParentCo common stock.
Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities he, she or it holds.
Immediately following the Spin-Off, we estimate that [●] million shares of our common stock will be issued and outstanding, based on the approximately [●] million shares of Manitowoc ParentCo common stock outstanding on December 31, 2015. The actual number of shares of our common stock to be outstanding following the Spin-Off will be determined on [●] , 2016, the Record Date.

Total Shares to Be Beneficially Owned
Director or Named Executive Officer	# of Shares	% of Class
Directors
Dino Bianco	[●]	[●]
Joan K. Chow
Cynthia M. Egnotovich
Andrew Langham
Executive Officers
Hubertus M. Muehlhaeuser
John O. Stewart
Josef Matosevic
Maurice D. Jones
Richard N. Caron
All directors, named executive officers and current executive officers as a group ([●] persons)	[●]	[●]

Total Shares to Be Beneficially Owned
Principal Stockholder and Address	# of Shares	% of Class
[FMR LLC(1) 245 Summer Street Boston, MA 02210]	[●]	[●]
[Carl C. Icahn(2) c/o Icahn Capital LP 767 Fifth Avenue, 47th Floor New York, NY 10153]	[●]	[●]
[The Vanguard Group, Inc.(3) 100 Vanguard Boulevard Malvern, PA 19355]	[●]	[●]
[Glenview Capital Management, LLC(4) 767 Fifth Avenue, 44th Floor New York, NY 10153]	[●]	[●]
[Alan Fournier c/o Pennant Capital Management, LLC(5) 1 DeForest Avenue, Suite 200 Summit, NJ 07901]	[●]	[●]
[Luxor Capital Partners, LP(6) 1114 Avenue of the Americas, 29th Floor New York, NY 10036]	[●]	[●]

(1)
[This information is based solely on a Schedule 13G/A regarding Manitowoc ParentCo filed with the SEC by FMR LLC (“FMR”) on May 11, 2015. FMR reported that it may be deemed to have sole voting power with respect to 52,297 shares of Manitowoc ParentCo stock and sole dispositive power with respect to 11,083,334 shares of Manitowoc ParentCo common stock as of May 8, 2015.]

(2)
[The information is based solely on a Schedule 13D/A regarding Manitowoc ParentCo filed with the SEC by Carl C. Icahn and his affiliated entities on January 16, 2015, as amended on February 9, 2015. According to the filing, as of January 16, 2015: (i) High River Limited Partnership, a Delaware limited partnership, has sole voting power and sole dispositive power with respect to 2,116,531 shares of Manitowoc ParentCo common stock; (ii) Hopper Investments LLC, a Delaware limited liability company, has shared voting power and shared dispositive power with respect to 2,116,531 shares of Manitowoc ParentCo common stock; (iii) Barberry Corp., a Delaware corporation, has shared voting power and shared dispositive power with respect to 2,116,531 shares of Manitowoc ParentCo common stock; (iv) Icahn Partners Master Fund LP, a Delaware limited partnership, has sole voting power and sole dispositive power with respect to 3,438,929 shares of Manitowoc ParentCo common stock; (v) Icahn Offshore LP, a Delaware limited partnership, has shared voting power and shared dispositive power with respect to 3,438,629 shares of Manitowoc ParentCo common stock; (vi) Icahn Partners LP, a Delaware limited partnership, has sole voting power and sole dispositive power with respect to 5,027,500 shares of Manitowoc ParentCo common stock; (vii) Icahn Onshore LP, a Delaware limited partnership, has shared voting power and shared dispositive power with respect to 5,027,500 shares of Manitowoc ParentCo common stock; (viii) Icahn Capital LP, a Delaware limited partnership, has shared voting power and shared dispositive power with respect to 8,466,129 shares of Manitowoc ParentCo common stock; (ix) IPH GP LLC, a Delaware limited liability company, has shared voting power and shared dispositive power with respect to 8,466,129 shares of Manitowoc ParentCo common stock; (x) Icahn Enterprises Holdings L.P., a Delaware limited partnership, has shared voting power and shared dispositive power with respect to 8,466,129 shares of Manitowoc ParentCo common stock; (xi) Icahn Enterprises G.P. Inc., a Delaware corporation, has shared voting power and shared dispositive power with respect to 8,466,129 shares of Manitowoc ParentCo common stock; (xii) Beckton Corp., a Delaware corporation, has shared voting power and shared dispositive power with respect to 8,466,129 shares of Manitowoc ParentCo common stock; and (xiii) Carl C. Icahn has shared voting power and shared dispositive power with respect to 10,582,660 shares of Manitowoc ParentCo common stock. Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the affiliated entities.]

(3)
[This information is based solely on a Schedule 13G regarding Manitowoc ParentCo filed with the SEC by The Vanguard Group, Inc. (“Vanguard”) on February 11, 2015. Vanguard reported that it may be deemed to have sole voting power as to 92,088 shares of Manitowoc ParentCo common stock, sole dispositive power with respect to 8,075,349 shares of Manitowoc ParentCo common stock and shared dispositive power with respect to 80,288 shares of Manitowoc ParentCo common stock as of December 31, 2014.]

(4)
This information is based solely on a Schedule 13G regarding Manitowoc ParentCo filed with the SEC by Glenview Capital Management, LLC (“Glenview”) and Lawrence M. Robbins on March 23, 2015 and a Schedule 13D regarding Manitowoc ParentCo filed with the SEC by Glenview and Mr. Robbins on June 1, 2015. According to the filings, as of June 1, 2015, Glenview and Mr. Robbins have shared voting power and shared dispositive power with respect to 9,614,197 shares of Manitowoc ParentCo common stock.]

(5)
[This information is based solely on a Schedule 13G regarding Manitowoc ParentCo filed with the SEC by Alan Fournier, Pennant Capital Management, LLC (“Pennant”) and Pennant Windward Master Fund, L.P. (“Pennant Windward”) on August 10, 2015. According to the filing, as of August 10, 2015, (i) Mr. Fournier has shared voting power and shared dispositive power with respect to 10,130,896 shares of Manitowoc ParentCo common stock, (ii) Pennant has shared voting power and shared dispositive power with respect to 10,130,896 shares of Manitowoc ParentCo common stock and (iii) Pennant Windward has shared voting power and shared dispositive power with respect to 7,101,596 shares of Manitowoc ParentCo common stock.]

(6)
[The information is based solely on a Schedule 13G regarding Manitowoc ParentCo filed with the SEC by Luxor Capital Partners, LP and its affiliated entities on August 10, 2015. According to the filing, as of August 10, 2015, (i) Luxor Capital Partners, LP has shared voting power and shared dispositive power with respect to 3,033,474 shares of Manitowoc ParentCo common stock, (ii) Luxor Wavefront, LP has shared voting power and shared dispositive power with respect to 625,526 shares of Manitowoc ParentCo common stock, (iii) Luxor Capital Partners Offshore Master Fund, LP has shared voting power and shared dispositive power with respect to 3,016,251 shares of Manitowoc ParentCo common stock, (iv) Luxor Capital Partners Offshore, Ltd. has shared voting power and shared dispositive power with respect to 3,016,251 shares of Manitowoc ParentCo common stock, (v) Thebes Offshore Master Fund, LP has shared voting power and shared dispositive power with respect to 153,085 shares of Manitowoc ParentCo common stock, (vi) Thebes Partners Offshore, Ltd. has shared voting power and shared dispositive power with respect to 153,085 shares of Manitowoc ParentCo common stock, (vii) LCG Holdings, LLC has shared voting power and shared dispositive power with respect to 6,828,336 shares of Manitowoc ParentCo common stock, (viii) Luxor Capital Group, LP has shared voting power and shared dispositive power with respect to 6,828,336 shares of Manitowoc ParentCo common stock, (ix) Luxor Management, LLC has shared voting power and shared dispositive power with respect to 6,828,336 shares of Manitowoc ParentCo common stock and (x) Christian Leone has shared voting power and shared dispositive power with respect to 6,828, 336 shares of Manitowoc ParentCo common stock.]

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Agreements with Manitowoc ParentCo
Following the Spin-Off, Manitowoc Foodservice and Manitowoc ParentCo will operate separately, each as an independent public company. Manitowoc Foodservice will enter into a Separation and Distribution Agreement with Manitowoc ParentCo. In connection with the Spin-Off, Manitowoc Foodservice will also enter into various other agreements to effect the Spin-Off and provide a framework for its relationship with Manitowoc ParentCo after the separation, such as a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property matters agreement. These agreements will provide for the allocation between Manitowoc Foodservice and Manitowoc ParentCo of Manitowoc ParentCo’s assets, employees, liabilities and obligations (including investments, property and employee benefits, and tax-related assets and liabilities) attributable to periods prior to, at and after Manitowoc Foodservice’s separation from Manitowoc ParentCo and will govern certain relationships between Manitowoc Foodservice and Manitowoc ParentCo after the Spin-Off.
The material agreements described below will be filed as exhibits to the Registration Statement on Form 10 of which this Information Statement is a part. The summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this Information Statement.
Separation and Distribution Agreement
Transfer of Assets and Assumption of Liabilities
The Separation and Distribution Agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of Manitowoc Foodservice and Manitowoc ParentCo as part of the separation of Manitowoc ParentCo into two companies. We are currently a wholly owned subsidiary of Manitowoc ParentCo. In connection with the Spin-Off, Manitowoc ParentCo and Manitowoc Foodservice have undertaken or will undertake a series of internal reorganization transactions so that we hold the Foodservice Business assets, liabilities and entities and Manitowoc ParentCo holds the Crane Business assets, liabilities and entities. We refer to these transactions collectively as the “Internal Reorganization.”
Except as expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, neither Manitowoc Foodservice nor Manitowoc ParentCo will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the Spin-Off, as to any consents required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either Manitowoc Foodservice or Manitowoc ParentCo, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the Spin-Off. All assets will be transferred on an “as is, where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests.
Information in this Information Statement with respect to the assets and liabilities of the parties following the Distribution is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires.
The Distribution
The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the Distribution following the completion of the Spin-Off. On the Distribution Date, Manitowoc ParentCo will distribute to its shareholders that hold Manitowoc ParentCo common stock as of the record date for the Distribution all of the issued and outstanding shares of Manitowoc Foodservice common stock on a pro rata basis.
Conditions to the Distribution
The Separation and Distribution Agreement will provide that the distribution is subject to satisfaction (or waiver by Manitowoc ParentCo) of certain conditions, which are described under “The Spin-Off - Conditions to the Spin-Off.” Manitowoc ParentCo will have the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the Distribution and, to the extent that it determines to so proceed, to determine the record date for the Distribution, the Distribution Date and the distribution ratio.
Claims
In general, each party to the Separation and Distribution Agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases
The Separation and Distribution Agreement will provide that Manitowoc Foodservice and its affiliates will release and discharge Manitowoc ParentCo and its affiliates from all liabilities to Manitowoc Foodservice and its affiliates existing or arising from acts occurring or failing to occur on or before the Distribution Date, including in connection with the implementation of the separation, except as set forth in the Separation and Distribution Agreement. Manitowoc ParentCo and its affiliates will release and discharge Manitowoc Foodservice and its affiliates from all liabilities to Manitowoc ParentCo and its affiliates existing or arising from acts occurring or failing to occur on or before the Distribution Date, including in connection with implementation of the separation, except as set forth in the Separation and Distribution Agreement.
These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the Separation and Distribution Agreement, the transition services agreement, the tax matters agreement, the employee matters agreement, and certain other agreements, including the trademark and copyright license agreement and the transfer documents in connection with the separation.
Indemnification
In the Separation and Distribution Agreement, Manitowoc Foodservice will agree to indemnify, defend and hold harmless ParentCo, each of ParentCo’s affiliates and each of ParentCo and its affiliates’ respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•
Manitowoc Foodservice’s failure or the failure of any other person to pay, perform or otherwise promptly discharge any of the Manitowoc Foodservice liabilities, in accordance with their respective terms; and

•	any breach by Manitowoc Foodservice of the Separation and Distribution Agreement or any of the ancillary agreements.
Manitowoc ParentCo will agree to indemnify, defend and hold harmless Manitowoc Foodservice, each of Manitowoc Foodservice’s affiliates and each of Manitowoc Foodservice and Manitowoc Foodservice’s affiliates’ respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the failure of Manitowoc ParentCo or any other person to pay, perform, or otherwise promptly discharge any of the Manitowoc ParentCo liabilities, in accordance with their respective terms; and

•	any breach by Manitowoc ParentCo of the Separation and Distribution Agreement or any of the ancillary agreements.
The Separation and Distribution Agreement will also establish procedures with respect to claims subject to indemnification and related matters.
Insurance
The Separation and Distribution Agreement provides for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the Distribution and sets forth procedures for the administration of insured claims.
Further Assurances
In addition to the actions specifically provided for in the Separation and Distribution Agreement, except as otherwise set forth therein or in any ancillary agreement, both Manitowoc Foodservice and Manitowoc ParentCo agree in the Separation and Distribution Agreement to use commercially reasonable efforts, to take all actions as the other party may reasonably request, consistent with the Separation and Distribution Agreement and the ancillary agreements, to effect the provisions and purposes of the Separation and Distribution Agreement and ancillary agreements, and the transactions contemplated therein.
Dispute Resolution
The Separation and Distribution Agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between Manitowoc Foodservice and Manitowoc ParentCo related to the Spin-Off and that are unable to be resolved through good faith discussions between Manitowoc Foodservice and Manitowoc ParentCo. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to executives of Manitowoc Foodservice and Manitowoc ParentCo. If such efforts are not successful, either Manitowoc Foodservice or Manitowoc ParentCo may submit the dispute, controversy or claim to nonbinding mediation or, if such nonbinding mediation is not successful, binding alternative dispute resolution, subject to the provisions of the Separation and Distribution Agreement.
Expenses
Manitowoc ParentCo will be responsible for all costs and expenses incurred in connection with the Distribution.
Other Matters
Other matters governed by the Separation and Distribution Agreement will include access to financial and other information, confidentiality and access to and provision of records.

Termination
The Separation and Distribution Agreement will provide that it may be terminated, and the Spin-Off may be modified or abandoned, at any time prior to the Distribution Date in the sole discretion of Manitowoc ParentCo without the approval of any person, including Manitowoc Foodservice. In the event of a termination of the Separation and Distribution Agreement, no party, nor any of its directors, officers or employees, will have any liability of any kind to the other party or any other person. After the Distribution Date, the Separation and Distribution Agreement may not be terminated except by an agreement in writing signed by both Manitowoc ParentCo and Manitowoc Foodservice.

Transition Services Agreement
Manitowoc Foodservice and Manitowoc ParentCo will enter into a Transition Services Agreement in connection with the Spin-Off, pursuant to which Manitowoc ParentCo will provide to Manitowoc Foodservice, on an interim, transitional basis, various services, including, but not limited to, services related to insurance, human resources, finance, sales and marketing, information technology, legal, tax or administrative matters, or any other services that Manitowoc ParentCo and Manitowoc Foodservice may agree upon. Manitowoc ParentCo will perform these and the agreed-upon services in a manner and on a basis that is substantially similar to that during the six-month period immediately prior to the date of the Transition Services Agreement.
The Transition Services Agreement will specify the term during which Manitowoc ParentCo will provide the agreed-upon services, when and how Manitowoc Foodservice may terminate different categories of service, the cost of the services to Manitowoc Foodservice, and any additional obligations of Manitowoc ParentCo to assist in transitioning services to Manitowoc Foodservice’s control.
Manitowoc ParentCo’s liability under the Transition Services Agreement will generally be limited to performing the services in good faith. The Transition Services Agreement will also provide that Manitowoc ParentCo and other service providers will not be liable to Manitowoc Foodservice or other service recipients for any punitive, indirect, incidental, consequential or special damages.
Tax Matters Agreement
In connection with the Spin-Off, Manitowoc Foodservice and Manitowoc ParentCo will enter into a Tax Matters Agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to the allocation of tax liabilities, the preparation and filing of tax returns, tax payments, the parties’ entitlements to tax refunds, the parties’ maintenance of the tax-free status of the Spin-Off, the control of audits and other tax proceedings, assistance and cooperation with respect to tax matters, the maintenance of tax-related records and other tax-related activities.
In addition, the Tax Matters Agreement will impose certain restrictions on us and our subsidiaries (including restrictions on business combinations, sales of assets, liquidations, stock issuances or repurchases and modifications of the voting rights of our stock, among others) that could prevent us from pursuing strategic or other transactions that may maximize the value of our business. The Tax Matters Agreement will provide special rules allocating tax liabilities in the event the Spin-Off, together with certain related transactions, is not treated as tax-free. In general, under the Tax Matters Agreement, each of Manitowoc ParentCo and Manitowoc Foodservice will be responsible for taxes that arise from the failure of the Spin-Off to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355, 368 and related provisions of the Code, to the extent that such failure to qualify is attributable to the actions, events or transactions related to each party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the Tax Matters Agreement. These restrictions and obligations may discourage, delay or prevent a change of control that you may consider favorable. Additionally, though valid as between Manitowoc Foodservice and Manitowoc ParentCo, the Tax Matters Agreement is not binding on the IRS.
Employee Matters Agreement
Manitowoc Foodservice and Manitowoc ParentCo will enter into an Employee Matters Agreement in connection with the Spin-Off to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The Employee Matters Agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.
The Employee Matters Agreement will provide that, unless otherwise specified, Manitowoc ParentCo will be responsible for liabilities associated with employees who will be employed by Manitowoc ParentCo following the separation and former employees whose last employment was with the business remaining with Manitowoc ParentCo after the separation, and Manitowoc Foodservice will be responsible for liabilities associated with employees who will be employed by Manitowoc Foodservice following the separation and former employees whose last employment was with Manitowoc Foodservice’s business.
In addition, the Employee Matters Agreement will address the treatment of Manitowoc ParentCo's outstanding equity-based incentive awards held by employees who will be employed by Manitowoc Foodservice in connection with the Spin-Off, which has not yet been determined. Prior to the effectiveness of the Registration Statement on Form 10 of which this Information Statement forms a part, we will disclose information concerning the treatment of such awards and how the Employee Matters Agreement will address such treatment.
Intellectual Property Matters Agreement

We intend to enter into an Intellectual Property Matters Agreement with Manitowoc ParentCo that will provide for intellectual property ownership, licensing, consent to use and other arrangements. We have not yet finalized the terms of the Intellectual Property Matters Agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.
Procedures for Approval of Related Party Transactions
Manitowoc Foodservice’s Board of Directors will review and approve or ratify the material terms of any transaction involving Manitowoc Foodservice in which a director, a nominee for director, an executive officer, an immediate family member of one of these individuals or a principal stockholder (each of whom is known as a “related party”) has a direct or indirect material interest. The Board of Directors will review to determine whether the terms of the transaction are any less favorable than those generally available from unaffiliated third parties and the extent of the related party’s interest in the transaction.

DESCRIPTION OF MATERIAL INDEBTEDNESS
Manitowoc Foodservice intends to incur certain indebtedness prior to or concurrent with the Spin-Off. Information with respect to our incurrence of debt will be included in an amendment to this Information Statement.

DESCRIPTION OF OUR CAPITAL STOCK
General
Prior to the Distribution Date, Manitowoc ParentCo, as our sole stockholder, will approve and adopt our Certificate of Incorporation, and our Board will approve and adopt our Bylaws. The following summarizes information concerning our capital stock, including provisions of Delaware law and our Certificate of Incorporation and Bylaws. You are encouraged to read our Certificate of Incorporation and Bylaws, which we will file as exhibits to our Registration Statement on Form 10 of which this Information Statement is a part, for greater detail with respect to these provisions.
Distribution of Securities
During the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act.
Authorized Capital Stock
Immediately following the Spin-Off, our authorized capital stock will consist of [●] shares of common stock, par value $0.01 per share, and [●] shares of preferred stock, par value $0.01 per share. We have no present plans to issue any shares of preferred stock.
Common Stock
Shares Outstanding. Immediately following the Spin-Off, we estimate that approximately [●] million shares of our common stock will be issued and outstanding, based on the approximately [●] million shares of Manitowoc ParentCo common stock outstanding as of December 31, 2015. The actual number of shares of our common stock outstanding immediately following the Spin-Off will depend on the actual number of shares of Manitowoc ParentCo common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercise of outstanding options pursuant to Manitowoc ParentCo’s equity plans.
Dividends. Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any outstanding shares of preferred stock. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. Our Board will make all decisions regarding our payment of dividends from time-to-time in accordance with applicable law. See “Risk Factors-Risks Relating to Our Common Stock and the Securities Markets-We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock” and “Dividend Policy.”
Voting Rights. The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. With certain exceptions, a majority of the votes cast at a stockholder meeting at which a quorum is present must approve all stockholder matters. Our Certificate of Incorporation will provide that an amendment to our Certificate of Incorporation, a merger, share exchange, domestication, entity conversion, sale of assets that requires stockholder approval or our dissolution must be approved by a majority of all the votes entitled to be cast at a stockholder meeting. Except with respect to vacancies or new directorships, our Bylaws will provide that our directors are elected by the vote of the majority of the votes cast (meaning the number of shares voted “for” a director must exceed the number of shares voted “against” that director). However, if there are more nominees for election than the number of directors to be elected, directors will be elected by a plurality of the votes cast on the election of directors at a stockholder meeting at which a quorum is present.
Other Rights. Subject to any preferential liquidation rights of holders of preferred stock that may be outstanding, upon our dissolution, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our stockholders.
Fully Paid. The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.
The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.
Preferred Stock
We are authorized to issue up to [●] shares of preferred stock, par value $0.01 per share. Our Board, without further action by the holders of our common stock may issue shares of our preferred stock. Our Board is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.
Our Board’s authority to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Manitowoc Foodservice through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our Board has no present intention to issue any shares of preferred stock.
Size of Board and Vacancies; Removal
Our Certificate of Incorporation provides that the number of directors on the Board shall be fixed from time to time by the Board, and our Bylaws provide that the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Board, but that the Board shall at no time consist of greater than nine directors. Any vacancy on the Board, whether resulting from the death, resignation, retirement, disqualification or removal of a director or from a newly created directorship, may be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.
Under our Bylaws, stockholders may remove a member of our Board with the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of common stock, voting together as a single class.
Stockholder Action by Written Consent
Our Certificate of Incorporation provides that any action required or permitted to be taken by our stockholders at a stockholders meeting may only be effected at such a meeting and may not be effected by consent in writing by such stockholders.
Stockholder Meetings
Under our Bylaws, only our Chairman of the Board, the Board or any record holders of shares of our common stock representing in the aggregate not less than ten percent (10%) of the total number of votes entitled to be cast on the matter or matters to be brought before the proposed special meeting will be able to call a special meeting of stockholders. For a stockholder to call a special meeting, the stockholders(s) must comply with the requirements set forth in our Bylaws, including giving notice to our secretary, which notice must include the information described in “Requirements for Advance Notification of Stockholder Nomination and Proposals” below.
Requirements for Advance Notification of Stockholder Nomination and Proposals
Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for the election of directors other than nominations made by or at the direction of our Board or a committee of our Board. Proper notice must be timely; for annual meetings of stockholders, notice must generally be given between 90 and 120 days prior to the first anniversary of the prior year’s annual meeting, and for special meetings of stockholders, notice must generally be given between 90 and 120 days prior to the date of the special meeting. Proper notice must include, among other information, the name and address of the stockholder giving the notice, a representation that such stockholder is a holder of record of our common stock as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director, a brief description of any other business and the text of any proposal such stockholder proposes to bring before the meeting and the reason for bringing such proposal, and the name of each person with whom the stockholder is acting in concert with respect to Manitowoc Foodservice or with whom such stockholder has any agreement, arrangement or understanding (whether written or oral) for the purpose of acquiring, holding, voting or disposing of our common stock, or to cooperate in influencing the control of Manitowoc Foodservice, including details of any such agreement, arrangement or understanding, all shares of our common stock that are beneficially owned or owned of record by such persons, any derivative securities owned by such persons or other similar arrangements with respect to shares of our common stock (including all economic terms), and any other information requested in our Bylaws, including any update or supplement described in our Bylaws.
No Cumulative Voting
Our Certificate of Incorporation provides that stockholders shall not have cumulative voting rights for the election of directors or for any other purpose.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock will be Computershare.
NYSE Listing
Our common stock has been authorized for listing on the NYSE under the ticker symbol “MFS.”
Limitation on Liability of Directors and Indemnification of Directors and Officers
Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation-a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise.
Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action if such person acted in good faith and in a manner reasonably believed to be in our best interests and, with respect to any criminal proceeding, had no reason to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and court approval is required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.
We intend to obtain policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.
Certain Matters
On February 6, 2015, Manitowoc ParentCo entered into a Settlement Agreement (the “Settlement Agreement”) with Carl C. Icahn, Icahn Partners Master Fund LP, Icahn Offshore LP, Icahn Partners LP, Icahn Onshore LP, Beckton Corp., Hopper Investments LLC, Barberry Corp., High River Limited Partnership, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P. and Icahn Enterprises G.P. Inc. (collectively, the “Icahn Shareholders”). The Icahn Shareholders have disclosed beneficial ownership exceeding 5% of Manitowoc ParentCo’s common stock. See “Security Ownership of Certain Beneficial Owners And Management” above.
Among other things, the Settlement Agreement provides that, in connection with the Spin-Off, one designee of the Icahn Shareholders (the “Icahn Designee”) will be appointed to our Board. The Icahn Designee is subject to the approval of the Manitowoc ParentCo Board, which approval may not be unreasonably withheld, conditioned or delayed. The Icahn Designee will be entitled to serve until our first annual meeting of stockholders, provided that such annual meeting must be held no earlier than the nine-month anniversary of the Spin-Off and no later than the twelve-month anniversary of the Spin-Off (unless the twelve-month anniversary occurs within the 90-day period immediately following our fiscal year end, in which case the deadline will be extended until 135 days after that fiscal year end). The Icahn Designee must promptly resign from our Board if the Icahn Shareholders cease to own a net long position in our voting securities of at least 5% of our voting shares. Mr. Andrew Langham is the Icahn Designee and has been approved by the Manitowoc ParentCo Board. See "Board of Directors - Board of Directors Following the Spin-Off."
The Settlement Agreement also requires us to satisfy certain corporate governance requirements for the duration of a standstill period, which runs until the later of (1) the earlier of (A) the day that is 15 days prior to the advance notice deadline set forth in our Bylaws with respect to our first annual meeting of stockholders and (B) the nine-month anniversary of the Spin-Off, and (2) 25 days after the date that no Icahn Designee serves on our Board.
While the foregoing summary describes all of the material terms of the Settlement Agreement, such summary is not complete and is subject to, and qualified in its entirety by, the full text of the Settlement Agreement, which (1) is filed as an exhibit to Manitowoc Foodservice's Registration Statement on Form 10 to which this Information Statement is also an exhibit and (2) is incorporated in this Information Statement by reference.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that Manitowoc ParentCo’s shareholders will receive in the Distribution as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all of the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet Web site maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any Web site we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.
As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.
You may request a copy of any of our filings with the SEC at no cost by writing or telephoning us at the following address:
Investor Relations
Manitowoc Foodservice, Inc.
2227 Welbilt Boulevard
New Port Richey, FL 34655
Phone: [●]
Email: [●]
We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. GAAP and audited and reported on by an independent registered public accounting firm

INDEX TO FINANCIAL STATEMENTS
AUDITED COMBINED FINANCIAL STATEMENTS:

Report of Independent Registered Public Accounting Firm on Financial Statements	F-1

Combined Statements of Operations for the Years Ended December 31, 2014, 2013, and 2012	F-2

Combined Statements of Comprehensive Income for the Years Ended December 31, 2014, 2013, and 2012	F-3

Combined Balance Sheets as of December 31, 2014 and 2013	F-4

Combined Statements of Cash Flows for the Years Ended December 31, 2014, 2013, and 2012	F-5

Combined Statements of Parent Equity for the Years Ended December 31, 2014, 2013, and 2012	F-6

Notes to Audited Combined Financial Statements	F-7
UNAUDITED CONSENDSED COMBINED FINANCIAL STATEMENTS:

Condensed Combined Statements of Operations for the Nine Months Ended September 30, 2015 and 2014	F-41

Condensed Combined Statements of Comprehensive Income for the Nine Months Ended September 30, 2015 and 2014	F-42

Condensed Combined Balance Sheets as of September 30, 2015 and December 31, 2014	F-43

Condensed Combined Statements of Cash Flows for the Nine Months Ended September 30, 2015 and 2014	F-44

Notes to Unaudited Condensed Combined Financial Statements	F-45

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of The Manitowoc Company, Inc.:
In our opinion, the accompanying combined balance sheets and the related combined statements of operations, comprehensive income, cash flows, and equity present fairly, in all material respects, the financial position of Manitowoc Foodservice, Inc. at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with the accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Manitowoc Foodservice, Inc. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
September 1, 2015

MANITOWOC FOODSERVICE
Combined Statements of Operations
For the years ended December 31, 2014, 2013, and 2012

Millions of dollars	2014	2013	2012
Operations
Net sales	$1,581.3	$1,541.8	$1,486.2
Costs and expenses:
Cost of sales	1,073.3	1,030.9	997.6
Engineering, selling and administrative expenses	299.6	289.7	278.5
Amortization expense	31.8	31.4	31.3
Asset impairment expense	1.1	—	—
Restructuring expense	2.6	2.9	2.2
Other expense (income)	0.4	(0.8)	1.8
Total costs and expenses	1,408.8	1,354.1	1,311.4
Operating earnings from continuing operations	172.5	187.7	174.8
Other (expenses) income:
Interest expense on capital leases	(1.3)	(1.0)	(1.0)
Interest income on notes with Manitowoc ParentCo - net	16.6	17.2	4.5
Other (expense) income - net	(0.6)	0.7	1.2
Total other income	14.7	16.9	4.7
Earnings from continuing operations before taxes on earnings	187.2	204.6	179.5
Provision for taxes on earnings	25.9	55.3	47.5
Earnings from continuing operations	161.3	149.3	132.0
Discontinued operations:
(Loss) earnings from discontinued operations, net of income taxes of $(0.3), $(1.0), and $0.3, respectively	(0.4)	(0.5)	0.6
Loss on sale of discontinued operations, net of income taxes of $(0.6), $4.4 and $0.0, respectively	(1.1)	(2.7)	—
Net earnings	$159.8	$146.1	$132.6

The accompanying notes are an integral part of these financial statements.

MANITOWOC FOODSERVICE
Combined Statements of Comprehensive Income
For the years ended December 31, 2014, 2013, and 2012

Millions of dollars	2014	2013	2012
Net earnings	$159.8	$146.1	$132.6
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	(16.9)	2.6	4.2
Unrealized (loss) income on derivatives, net of income taxes of $0.2, $0.0, and $(0.6), respectively	(0.6)	(0.2)	0.4
Employee pension and postretirement benefits, net of income taxes of $0.3, $(0.6), and $(0.1), respectively	(4.4)	5.6	(9.8)
Total other comprehensive (loss) income, net of tax	(21.9)	8.0	(5.2)
Comprehensive income	$137.9	$154.1	$127.4

The accompanying notes are an integral part of these financial statements.

MANITOWOC FOODSERVICE
Combined Balance Sheets
As of December 31, 2014 and 2013

Millions of dollars	2014	2013
Assets
Current Assets:
Cash and cash equivalents	$16.5	$9.6
Accounts receivable, less allowances of $3.9 and $3.1, respectively	71.0	73.3
Inventories — net	163.2	143.7
Deferred income taxes	23.7	33.0
Other current assets	15.1	11.8
Total current assets	289.5	271.4
Property, plant and equipment — net	134.3	140.3
Goodwill	872.8	873.5
Other intangible assets — net	584.5	623.7
Other non-current assets	17.2	9.3
Total assets	1,898.3	1,918.2
Liabilities and Equity
Current Liabilities:
Accounts payable and accrued expenses	332.1	322.5
Current portion of capital leases	0.5	2.7
Product warranties	36.0	30.2
Total current liabilities	368.6	355.4
Non-Current Liabilities:
Long-term capital leases	3.6	1.7
Deferred income taxes	218.0	232.7
Pension and postretirement health obligations	36.4	29.1
Other non-current liabilities	20.3	30.9
Total non-current liabilities	278.3	294.4
Commitments and contingencies (Note 15)
Total Equity:
Net parent company investment	1,272.1	1,267.2
Accumulated other comprehensive (loss) income	(20.7)	1.2
Total equity	1,251.4	1,268.4
Total liabilities and equity	$1,898.3	$1,918.2

The accompanying notes are an integral part of these financial statements.

MANITOWOC FOODSERVICE
Combined Statements of Cash Flows
For the years ended December 31, 2014, 2013, and 2012

Millions of dollars	2014	2013	2012
Cash Flows From Operations
Net earnings	$159.8	$146.1	$132.6
Adjustments to reconcile net earnings to cash provided by operating activities of continuing operations:
Asset impairments	1.1	—	—
Discontinued operations, net of income taxes	0.4	0.5	(0.6)
Depreciation	21.2	20.0	22.3
Amortization of intangible assets	31.8	31.4	31.3
Deferred income taxes	(17.5)	(9.6)	(8.2)
Loss on sale of property, plant, and equipment	0.3	0.7	0.6
Loss of sale of discontinued operations	1.1	2.7	—
Other	2.4	3.6	4.1
Changes in operating assets and liabilities, excluding the effects of business acquisitions or dispositions:
Accounts receivable	(0.3)	(3.2)	10.0
Inventories	(23.8)	(8.8)	(3.8)
Other assets	(1.3)	(5.7)	(1.9)
Accounts payable	21.2	17.0	9.9
Accrued expenses and other liabilities	4.2	9.6	(35.3)
Net cash provided by operating activities of continuing operations	200.6	204.3	161.0
Net cash (used for) provided by operating activities of discontinued operations	(0.4)	(2.4)	3.5
Net cash provided by operating activities	200.2	201.9	164.5
Cash Flows From Investing
Capital expenditures	(25.3)	(33.6)	(17.5)
Proceeds from sale of property, plant and equipment	—	1.6	—
Business acquisitions, net of cash acquired	—	(12.2)	—
Proceeds from sale of business	—	0.7	—
Net cash used for investing activities of continuing operations	(25.3)	(43.5)	(17.5)
Net cash used for investing activities of discontinued operations	—	0.6	(0.2)
Net cash used for investing activities	(25.3)	(42.9)	(17.7)
Cash Flows From Financing
Payments on capital leases	(3.4)	(2.9)	(0.4)
Proceeds from capital leases	3.1	3.4	1.7
Net transactions with Manitowoc ParentCo	(166.7)	(171.5)	(151.8)
Net cash used for financing activities	(167.0)	(171.0)	(150.5)
Effect of exchange rate changes on cash	(1.0)	(0.6)	1.0
Net increase (decrease) in cash and cash equivalents	6.9	(12.6)	(2.7)
Balance at beginning of year	9.6	22.2	24.9
Balance at end of year	$16.5	$9.6	$22.2
Supplemental Cash Flow Information
Income taxes paid	$13.2	$15.9	$6.1

The accompanying notes are an integral part of these financial statements.

MANITOWOC FOODSERVICE
Combined Statements of Equity
For the years ended December 31, 2014, 2013 and 2012

Millions of dollars	2014	2013	2012
Net Parent Company Investment
Balance at beginning of year	$1,267.2	$1,303.5	$1,339.8
Net earnings	159.8	146.1	132.6
Net decrease in net parent company investment	(154.9)	(182.4)	(168.9)
Balance at end of year	$1,272.1	$1,267.2	$1,303.5
Accumulated Other Comprehensive (Loss) Income
Balance at beginning of year	$1.2	$(6.8)	$(1.6)
Other comprehensive (loss) income	(21.9)	8.0	(5.2)
Balance at end of year	$(20.7)	$1.2	$(6.8)
Total equity	$1,251.4	$1,268.4	$1,296.7

The accompanying notes are an integral part of these financial statements.

MANITOWOC FOODSERVICE
Notes to Combined Financial Statements
For the Years Ended December 31, 2014, 2013, and 2012
1. Description of the Business and Basis of Presentation
The Proposed Transaction
On January 29, 2015, Manitowoc ParentCo announced plans to create two independent public companies: the Crane Business and the Foodservice Business. To effect the separation, first, Manitowoc ParentCo will undertake an internal reorganization. Following the internal reorganization, Manitowoc ParentCo will hold the Crane Business, and Manitowoc Foodservice, Manitowoc ParentCo's wholly owned subsidiary, will hold the Foodservice Business. Then, Manitowoc ParentCo will distribute all of Manitowoc Foodservice's common stock to Manitowoc ParentCo’s shareholders, and Manitowoc Foodservice, holding the Foodservice Business, will become an independent publicly traded company.
In these combined financial statements, unless the context otherwise requires:

•	"Manitowoc Foodservice," "we," "our" and "us" refer to Manitowoc Foodservice, Inc. and its combined subsidiaries, after giving effect to the internal reorganization and the distribution, and

•	"Manitowoc ParentCo" refers to The Manitowoc Company, Inc. and its consolidated subsidiaries, other than, for all periods following the Spin-Off, Manitowoc Foodservice.

•	"Spin-Off" refers to both the above described internal reorganization and distribution, collectively.

The Spin-Off is subject to the satisfaction, or Manitowoc ParentCo’s waiver, of a number of conditions. In addition, Manitowoc ParentCo has the right not to complete the Spin-Off if, at any time, the Manitowoc ParentCo Board of Directors determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Manitowoc ParentCo or its shareholders or is otherwise not advisable.
Nature of the Business
Manitowoc Foodservice is among the world’s most preferred and innovative commercial foodservice equipment companies. It designs, manufactures, and services an integrated portfolio of hot and cold category products. We have one of the industry’s broadest portfolios of products that create optimal value for our channels partners while delivering superior performance, quality, reliability, and durability for our customers. Our capabilities span refrigeration, ice-making, cooking, holding, food-preparation, and beverage-dispensing technologies, and allow us to equip entire commercial kitchens and serve the world’s growing demand for food prepared away from home. We supply foodservice equipment to commercial and institutional foodservice operators such as full-service restaurants, quick-service restaurant chains, hotels, caterers, supermarkets, convenience stores, business and industry, hospitals, schools and other institutions.
Basis of Presentation
The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and derived from the consolidated financial statements and accounting records of Manitowoc ParentCo. The accompanying combined financial statements include the historical cost basis of assets, liabilities, revenues, and expenses of the individual entities that comprise Manitowoc ParentCo's historical Foodservice segment, in addition to a corporate entity which historically supported Foodservice operations. All intercompany balances and transactions within Manitowoc Foodservice and its affiliates have been eliminated. However, interest income and expense related to the notes with Manitowoc ParentCo have been reflected on a net basis within the combined statement of operations as described in Note 21, "Net Parent Company Investment and Related Party Transactions."
As the separate legal entities that comprise the Foodservice business were not historically held by a single legal entity, Net Parent Company Investment is shown in lieu of shareholder’s equity in these combined financial statements. Balances between Manitowoc Foodservice and Manitowoc ParentCo (including its Crane business) that were not historically settled in cash are included in Net Parent Company Investment. Net Parent Company Investment represents Manitowoc ParentCo's interest in the recorded assets of Manitowoc Foodservice and represents the cumulative investment by Manitowoc ParentCo in its Foodservice business through the dates presented, inclusive of operating results.
During the periods presented, the Foodservice business functioned as part of the larger group of companies controlled by Manitowoc ParentCo, accordingly, Manitowoc ParentCo performed certain corporate overhead functions for the Foodservice business. Therefore, certain costs related to the Foodservice business have been allocated from Manitowoc ParentCo. These allocated costs are primarily related to: 1) corporate officers, 2) employee benefits and compensation, 3) share-based compensation, and 4) certain administrative functions, which are not provided at the business level including, but not limited to, finance, treasury, tax, audit, legal, information technology, human resources, and investor relations. Where possible, these costs were allocated based on direct usage, with the remainder allocated on a basis of revenue, headcount, or other measures we have determined as reasonable.

Management of Manitowoc Foodservice believes the assumptions underlying the combined financial statements, including the assumptions regarding the allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by the Foodservice business during the periods presented. Nevertheless, the accompanying combined financial statements may not be indicative of the Foodservice business's future performance, and do not necessarily include all the of the actual expenses that would have been incurred by the Foodservice business and may not reflect the results of operations, financial position, and cash flows had Manitowoc Foodservice been a standalone company during the periods presented.
Cash is managed centrally and flows through centralized bank accounts controlled and maintained by Manitowoc ParentCo. Accordingly, cash and cash equivalents held by Manitowoc ParentCo at the corporate level were not attributable to the Foodservice business for any of the periods presented. Only cash amounts specifically attributable to the Foodservice business are reflected in the combined balance sheets. Transfers of cash, both to and from Manitowoc ParentCo's centralized cash management system, are reflected as a component of Net Parent Company Investment in the combined balance sheets and as a financing activity on the accompanying combined statements of cash flows. Additionally, none of Manitowoc ParentCo’s debt has been allocated to the combined financial statements as Manitowoc Foodservice has no legal obligation for any of the debt agreements. Manitowoc Foodservice received or provided funding as part of Manitowoc ParentCo's centralized treasury program.
Income tax expense in the combined statement of operations is computed on a separate return basis, as if Manitowoc Foodservice was operating as a separate consolidated group and filed separate tax returns in the jurisdictions in which it operates. As a result of potential changes to our business model and potential past and future tax planning, income tax expense included in the combined financial statements may not be indicative of Manitowoc Foodservice's future expected tax rate. In addition, cash tax payments and items of current and deferred taxes may not be reflective of Manitowoc Foodservice's actual tax balances prior to or subsequent to the Spin-Off.

2. Summary of Significant Accounting Policies
Cash, Cash Equivalents, and Restricted Cash All short-term investments purchased with an original maturity of three months or less are considered cash equivalents. All cash is managed centrally by Manitowoc ParentCo and cash held by Manitowoc ParentCo at the corporate level were not attributed to the Foodservice business for any periods presented. Only cash amounts specifically attributable to the Foodservice business are reflected in the combined balance sheet.
Inventories Inventories are valued at the lower of cost or market value.  Approximately 88.6% and 91.8% of Manitowoc Foodservice's inventories at December 31, 2014 and 2013, respectively, were valued using the first-in, first-out (FIFO) method.  The remaining inventories were valued using the last-in, first-out (LIFO) method.  If the FIFO inventory valuation method had been used exclusively, inventories would have increased by $3.1 million and $2.8 million at December 31, 2014 and 2013, respectively.  Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs.
Goodwill and Other Intangible Assets Manitowoc Foodservice accounts for its goodwill and other intangible assets under the guidance of ASC Subtopic 350-10, “Intangibles — Goodwill and Other.” Under ASC Subtopic 350-10, goodwill is not amortized, but it is tested for impairment annually, or more frequently, as events dictate. See additional discussion of impairment testing under “Impairment of Long-Lived Assets,” below. Manitowoc Foodservice's other intangible assets with indefinite lives, including trademarks and tradenames and in-place distributor networks, are not amortized, but are also tested for impairment annually, or more frequently, as events dictate. Manitowoc Foodservice’s other intangible assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Other intangible assets are amortized straight-line over the following estimated useful lives:

Useful lives
Patents	10-20 years
Engineering drawings	15 years
Customer relationships	10-20 years
Property, Plant and Equipment Property, plant and equipment are stated at cost.  Expenditures for maintenance, repairs and minor renewals are charged against earnings as incurred.  Expenditures for major renewals and improvements that substantially extend the capacity or useful life of an asset are capitalized and are then depreciated.  The cost and accumulated depreciation for property, plant and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in earnings.  Property, plant and equipment are depreciated over the estimated useful lives of the assets using the straight-line depreciation method for financial reporting and on accelerated methods for income tax purposes.
Property, plant and equipment are depreciated over the following estimated useful lives:

Years
Building and improvements	2 - 40
Machinery, equipment and tooling	2 - 20
Furniture and fixtures	3 - 15
Computer hardware and software	2 - 7
Impairment of Long-Lived Assets Manitowoc Foodservice reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets’ carrying amount may not be recoverable.  Manitowoc Foodservice conducts its long-lived asset impairment analyses in accordance with ASC Subtopic 360-10-5.  ASC Subtopic 360-10-5 requires the company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and to evaluate the asset group against the sum of the undiscounted future cash flows.
For property, plant and equipment and other long-lived assets, other than goodwill and other indefinite lived intangible assets, Manitowoc Foodservice performs undiscounted operating cash flow analyses to determine impairments.  If an impairment is determined to exist, any related impairment loss is calculated based upon comparison of the fair value to the net book value of the assets.  Impairment losses on assets held for sale are based on the estimated proceeds to be received, less costs to sell.
Each year, as of June 30, Manitowoc Foodservice tests for impairment of goodwill according to a two-step approach.  In the first step, Manitowoc Foodservice estimates the fair values of its reporting units using the present value of future cash flows approach.  If the carrying amount exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any.  In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair values of all other net tangible and intangible assets of the reporting unit.  If the carrying amount of the goodwill exceeds its implied fair market value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill.  In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value.  For other indefinite lived intangible assets, the impairment test consists of a comparison of the fair value of the intangible assets to their carrying amount.  See Note 9, “Goodwill and Other Intangible Assets,” for further details on our impairment assessments.
Warranties Estimated warranty costs are recorded in cost of sales at the time of sale of the warranted products based on historical warranty experience for the related product or estimates of projected costs due to specific warranty issues on new products.  These estimates are reviewed periodically and are adjusted based on changes in facts, circumstances or actual experience.
Environmental Liabilities Manitowoc Foodservice accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable.  Such accruals are adjusted as information develops or circumstances change.  Costs of long-term expenditures for environmental remediation obligations are discounted to their present value when the timing of cash flows are estimable.
Product Liabilities Manitowoc Foodservice records product liability reserves for its self-insured portion of any pending or threatened product liability actions.  The reserve is based upon two estimates.  First, Manitowoc Foodservice tracks the population of all outstanding pending and threatened product liability cases to determine an appropriate case reserve for each based upon Foodservice's best judgment and the advice of legal counsel.  These estimates are continually evaluated and adjusted based upon changes to facts and circumstances surrounding the case.  Second, Manitowoc Foodservice determines the amount of additional reserve required to cover incurred but not reported product liability obligations and to account for possible adverse development of the established case reserves (collectively referred to as IBNR).  This analysis is performed at least once annually.
Foreign Currency Translation The financial statements of the company’s non-U.S. subsidiaries are translated using the current exchange rate for assets and liabilities and the average exchange rate for the year for income and expense items.  Resulting translation adjustments are recorded to Accumulated Other Comprehensive Income (AOCI) as a component of equity.
Derivative Financial Instruments and Hedging Activities Manitowoc ParentCo enters into derivative instruments on Manitowoc Foodservice's behalf to hedge Manitowoc Foodservice's foreign exchange and commodity exposure associated with aluminum, copper, steel, and natural gas prices. The amounts associated with these derivative contracts have been included in the combined financial statements as they are specifically attributable to the Foodservice business.
Manitowoc ParentCo has written policies and procedures that place all financial instruments under the direction of corporate treasury and restrict all derivative transactions to those intended for hedging purposes.  The use of financial instruments for trading purposes is strictly prohibited.  Manitowoc ParentCo uses financial instruments to manage the market risk from changes in foreign exchange rates, commodities and interest rates.  Manitowoc ParentCo follows the guidance in accordance with ASC Subtopic 815-10, “Derivatives and Hedging.”  The fair values of all derivatives are recorded in the combined balance sheets.  The change in a derivative’s fair value is recorded each period in current earnings or AOCI depending on whether the derivative is designated and qualifies as part of a hedge transaction and if so, the type of hedge transaction. During 2014, 2013 and 2012, minimal amounts were recognized in earnings due to ineffectiveness of certain commodity hedges.  The amount reported as derivative instrument fair market value adjustment in the AOCI account within the combined statements of comprehensive income (loss) represents the net gain (loss) on foreign currency exchange contracts and commodity contracts designated as cash flow hedges, net of income taxes.
Cash Flow Hedges Manitowoc ParentCo selectively hedges anticipated transactions that are subject to foreign exchange exposure and commodity price exposure, primarily using foreign currency exchange and commodity contracts.  These instruments are designated as cash flow hedges in accordance with ASC Subtopic 815-10 and hedges specifically attributable to the Foodservice business are recorded in the combined balance sheets at fair value.  The effective portion of the contracts’ gains or losses due to changes in fair value are initially recorded as a component of AOCI and are subsequently reclassified into earnings when the hedged transactions, typically sales and costs related to sales occur and affect earnings.  These contracts are highly effective in hedging the variability in future cash attributable to changes in currency exchange rates or commodity prices.
Stock-Based Compensation Manitowoc Foodservice employees have historically participated in Manitowoc ParentCo’s stock-based compensation plans. Stock-based compensation expense has been allocated to the Foodservice business based on the awards and terms previously granted to its employees. Until consummation of the proposed transaction, the Foodservice business will continue to participate in Manitowoc ParentCo’s stock-based compensation plans and record stock-based compensation expense based on the stock-based awards granted to the Manitowoc Foodservice employees. Accounting guidance requires that the cost resulting from all stock-based payment transactions be recognized in the financial statements. Guidance establishes fair value as the measurement objective in accounting for stock-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting generally for all stock-based payment transactions with employees. Stock based compensation expense related to Manitowoc Foodservice employees of $2.4 million, $3.5 million and $4.2 million of compensation expense has been recorded in the combined statement of operations for the years ended December 31, 2014, 2013, and 2012, respectively.
Revenue Recognition Revenue is generally recognized and earned when all the following criteria are satisfied with regard to a specific transaction: persuasive evidence of a sales arrangement exists; the price is fixed or determinable; collectability of cash is reasonably assured; and delivery has occurred or services have been rendered.  Shipping and handling fees are reflected in net sales and shipping and handling costs are reflected in cost of sales in the combined statements of operations.
Research and Development Research and development costs are charged to expense as incurred and amounted to $31.0 million, $28.7 million and $35.6 million for the years ended December 31, 2014, 2013, and 2012, respectively.  Research and development costs include salaries, materials, contractor fees and other administrative costs.
Income Taxes In Manitowoc Foodservice’s combined financial statements, income tax expense and deferred tax balances have been calculated on a separate return basis although Manitowoc Foodservice’s operations have historically been included in the tax returns filed by the respective Manitowoc ParentCo entities. In the future, as a standalone entity, Manitowoc Foodservice will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in historical periods.
Manitowoc Foodservice recognizes deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in Manitowoc Foodservice's financial statements. Deferred tax assets and liabilities are determined based on the temporary difference between financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are provided for deferred tax assets where it is considered more likely than not that the company will not realize the benefit of such assets. Manitowoc Foodservice evaluates its uncertain tax positions as new information becomes available. Tax benefits are recognized to the extent a position is more likely than not to be sustained upon examination by the taxing authority.
Manitowoc Foodservice does not maintain an income tax payable to/from account with Manitowoc ParentCo. With the exception of certain separate filing Foodservice U.S and non-U.S. entities that will transfer to Manitowoc Foodservice after the Spin-Off, current income tax liabilities are deemed to settle immediately with Manitowoc ParentCo tax paying entities in the respective jurisdictions. These settlements are reflected as changes in the net parent company investment account.
Comprehensive Income (Loss) Comprehensive income (loss) includes, in addition to net earnings, other items that are reported as direct adjustments to equity.  Currently, these items are foreign currency translation adjustments, employee postretirement benefit adjustments and the change in fair value of certain derivative instruments.
Concentration of Credit Risk Credit extended to customers through trade accounts receivable potentially subjects the Foodservice business to risk.  This risk is limited due to the large number of customers and their dispersion across various industries and many geographical areas.  However, a significant amount of the Foodservice business's receivables are with distributors and large companies in the foodservice and beverage industry. Manitowoc Foodservice currently does not foresee a significant credit risk associated with these individual groups of receivables, but continues to monitor the exposure, if any.
Recent accounting changes and pronouncements In July 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory.” This update changes the guidance on accounting for inventory accounted for on a first-in first-out basis (FIFO). Under the revised standard, an entity should measure FIFO inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured on a last-in, first-out basis

(LIFO). The amendments in this ASU are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016. We believe the adoption of this ASU will not have a material impact on our combined financial statements.

In April 2015, the FASB issued ASU No. 2015-05, “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” This update provides guidance on accounting for a software license in a cloud computing arrangement. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. Further, all software licenses are within the scope of Accounting Standards Codification Subtopic 350-40 and will be accounted for consistent with other licenses of intangible assets. The amendments in this ASU are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. We believe the adoption of this ASU will not have a material impact on our combined financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” To simplify the presentation of debt issuance costs, this update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, rather than as a deferred asset. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. The amendments in this ASU are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015, with early application permitted. The guidance will be applied on a retrospective basis. Manitowoc Foodservice is evaluating the impact that the adoption of this ASU will have on the its combined financial statements.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 820)—Amendments to the Consolidation Analysis.” This update amends the current consolidation guidance for both the variable interest entity (VIE) and voting interest entity (VOE) consolidation models. The amendments in this ASU are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Manitowoc Foodservice believes the adoption of this ASU will not have a material impact on its combined financial statements.

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement—Extraordinary and Unusual Items.” This update eliminates from GAAP the concept of extraordinary items. ASU 2015-01 is effective for the first interim period within fiscal years beginning after December 15, 2015, with early adoption permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. A reporting entity may apply the amendments prospectively or retrospectively to all prior periods presented in the financial statements. Manitowoc Foodservice believes the adoption of this ASU will not have a material impact on its combined financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements—Going Concern.” This update provided guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective in the first annual period ending after December 15, 2016, with early adoption permitted. Manitowoc Foodservice believes the adoption of this ASU will not have a material impact on its combined financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” This update provided a principles-based approach to revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU provides a five-step model to be applied to all contracts with customers. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contact, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when each performance obligation is satisfied. The revenue standard is effective for the first interim period within fiscal years beginning after December 15, 2017 (as finalized by the FASB in August 2015 in ASU 2015-14), and can be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the update recognized at the date of initial application along with additional disclosures. Early adoption is permitted as of the original effective date—the first interim period within fiscal years beginning after December 15, 2016. Manitowoc Foodservice is evaluating the impact, if any, the adoption of this ASU will have on its combined financial statements.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements and Property, Plant, and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This ASU changes the requirements for reporting discontinued operations in Accounting Standards Codification Subtopic 205-20, and now requires a disposal of a component of an entity or a group of components of an entity to be reported in discontinued operations only if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. There will also be additional disclosures required. The amendments in this ASU are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2014. The significance of this guidance for Manitowoc Foodservice is dependent on any future disposals.
In July 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.”  This new standard generally requires the netting of unrecognized tax benefits (UTBs) against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. Under the new standard, UTBs will be netted against all available same-jurisdiction loss or other tax carryforwards that would be utilized, rather than only against carryforwards that are created by the UTBs. The amendments in this ASU are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013.  The adoption of this ASU did not have a material impact on Manitowoc Foodservice's combined financial statements.
In March 2013, the FASB issued ASU No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” This ASU changes a parent entity’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. A parent entity is required to release any related cumulative foreign currency translation adjustment from accumulated other comprehensive income into net income in the following circumstances: (i) a parent entity ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided; (ii) a partial sale of an equity method investment that is a foreign entity; (iii) a partial sale of an equity method investment that is not a foreign entity whereby the partial sale represents a complete or substantially complete liquidation of the foreign entity that held the equity method investment; and (iv) the sale of an investment in a foreign entity. The amendments in this ASU are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The adoption of this ASU did not have a material impact on Manitowoc Foodservice's combined financial statements.

3. Acquisitions
On October 1, 2013, Manitowoc Foodservice acquired all remaining shares of Inducs, AG (“Inducs”) for a purchase price, net of cash acquired, of approximately $12.2 million.  Manitowoc Foodservice previously held a minority interest in Inducs. Inducs is a leader in induction cooking technology.  Allocation of the purchase price resulted in $5.0 million of goodwill and $7.0 million of intangible assets.  The results of Inducs have been included in the Foodservice business since the date of acquisition.

4. Discontinued Operations
During the fourth quarter of 2012, Manitowoc ParentCo decided to divest the warewashing equipment business of its Foodservice segment, which operated under the brand name Jackson, and classified this business as discontinued operations in the Manitowoc Foodservice financial statements. On January 28, 2013, Manitowoc ParentCo sold the Jackson warewashing equipment business to Hoshizaki USA Holdings, Inc. for approximately $39.2 million with the net proceeds received by Manitowoc ParentCo. The post-closing working capital adjustment of approximately $0.7 million was received by Manitowoc Foodservice. The transaction resulted in a $2.7 million loss on sale, which included $4.4 million of income tax expense. The results of these operations have been classified as discontinued operations.
The following selected financial data of the Jackson business for the years ended December 31, 2014, 2013, and 2012, is presented for informational purposes only and does not necessarily reflect what the results of operations would have been had the business operated as a stand-alone entity.  There was no general corporate expense or interest expense allocated to discontinued operations for this business during the periods presented.

(in millions)	2014	2013	2012
Net sales	$—	$2.5	$32.6

Pretax earnings from discontinued operation	$—	$0.1	$1.7
(Benefit) provision for taxes on earnings	—	(0.4)	0.7
Net earnings from discontinued operation	$—	$0.5	$1.0
During the third quarter of 2014, Manitowoc ParentCo settled a pension obligation related to a previously disposed entity, which resulted in a $1.1 million loss on sale of discontinued operations, net of income tax benefit of $0.6 million, during the period.
The following selected financial data of various businesses disposed of prior to 2012, primarily consisting of administrative costs, for the years ended December 31, 2014, 2013, and 2012 is presented for informational purposes only and does not necessarily reflect what the results of operations would have been had the businesses operated as stand-alone entities.  There was no general corporate expense or interest expense allocated to discontinued operations for these businesses during the periods presented.

(in millions)	2014	2013	2012
Net sales	$—	$—	$—

Pretax loss from discontinued operations	$(0.7)	$(1.6)	$(0.8)
Provision for taxes on earnings	(0.3)	(0.6)	(0.4)
Net loss from discontinued operations	$(0.4)	$(1.0)	$(0.4)

5. Fair Value of Financial Instruments
The following tables sets forth financial assets and liabilities which were attributable to the Foodservice business and were accounted for at fair value on a recurring basis as of December 31, 2014 and 2013 by level within the fair value hierarchy.  Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value as of December 31, 2014
(in millions)	Level 1	Level 2	Level 3	Total
Current Assets:
Foreign currency exchange contracts	$—	$—	$—	$—
Total current assets at fair value	$—	$—	$—	$—
Total assets at fair value	$—	$—	$—	$—
Current Liabilities:
Foreign currency exchange contracts	$—	$0.7	$—	$0.7
Commodity contracts	—	0.7	—	0.7
Total current liabilities at fair value	$—	$1.4	$—	$1.4
Non-current Liabilities:
Commodity contracts	$—	$0.3	$—	$0.3
Total non-current liabilities at fair value	$—	$0.3	$—	$0.3
Total liabilities at fair value	$—	$1.7	$—	$1.7

	Fair Value as of December 31, 2013
(in millions)	Level 1	Level 2	Level 3	Total
Current Assets:
Foreign currency exchange contracts	$—	$—	$—	$—
Commodity contracts	—	0.1	—	0.1
Total current assets at fair value	$—	$0.1	$—	$0.1
Total assets at fair value	$—	$0.1	$—	$0.1
Current Liabilities:
Foreign currency exchange contracts	$—	$0.4	$—	$0.4
Commodity contracts	—	0.4	—	0.4
Total current liabilities at fair value	$—	$0.8	$—	$0.8
Non-current Liabilities:
Interest rate swap contracts: Fixed-to-float	$—	$—	$—	$—
Total non-current liabilities at fair value	$—	$—	$—	$—
Total liabilities at fair value	$—	$0.8	$—	$0.8
ASC Subtopic 820-10, "Fair Value Measurement," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Subtopic 820-10 classifies the inputs used to measure fair value into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or
Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or
Inputs other than quoted prices that are observable for the asset or liability

Level 3	Unobservable inputs for the asset or liability
Manitowoc Foodservice endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and deferred purchase price notes on receivables sold (see Note 11, “Accounts

Receivable Securitization”), approximate fair value, without being discounted as of December 31, 2014 and December 31, 2013 due to the short-term nature of these instruments.
As a result of its global operating and financing activities, Manitowoc Foodservice is exposed to market risks from changes in foreign currency exchange rates, and commodity prices, which may adversely affect its operating results and financial position. When deemed appropriate, Manitowoc Foodservice minimizes these risks through the use of derivative financial instruments. Derivative financial instruments are used to manage risk and are not used for trading or other speculative purposes, and Manitowoc Foodservice does not use leveraged derivative financial instruments. The foreign currency exchange and commodity contracts are valued through an independent valuation source which uses an industry standard data provider, with resulting valuations periodically validated through third-party or counterparty quotes. As such, these derivative instruments are classified within Level 2.

6. Derivative Financial Instruments
Manitowoc Foodservice's risk management objective is to ensure that business exposures to risks that have been identified and measured and are capable of being controlled are minimized or managed using what it believes to be the most effective and efficient methods to eliminate, reduce, or transfer such exposures.  Operating decisions consider these associated risks and structure transactions to minimize or manage these risks whenever possible.
Use of derivative instruments is consistent with the overall business and risk management objectives of Manitowoc Foodservice.  Derivative instruments may be used to manage business risk within limits specified by Manitowoc ParentCo’s risk policy and manage exposures that have been identified through the risk identification and measurement process, provided that they clearly qualify as “hedging” activities as defined in the risk policy.  Use of derivative instruments is not automatic, nor is it necessarily the only response to managing pertinent business risk.  Use is permitted only after the risks that have been identified are determined to exceed defined tolerance levels and are considered to be unavoidable.
The primary risks managed by Manitowoc ParentCo on Manitowoc Foodservice's behalf using derivative instruments are commodity price risk and foreign currency exchange risk.  Swap contracts on various commodities are used to manage the price risk associated with forecasted purchases of materials used in Manitowoc Foodservice’s manufacturing process.  Manitowoc ParentCo also enters into various foreign currency derivative instruments on Manitowoc Foodservice's behalf to help manage foreign currency risk associated with Manitowoc Foodservice's projected purchases and sales and foreign currency denominated receivable and payable balances.
ASC Subtopic 815-10, "Derivatives and Hedges," requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.  In accordance with ASC Subtopic 815-10, Manitowoc Foodservice designates commodity swaps and foreign currency exchange contracts as cash flow hedges of forecasted purchases of commodities and currencies.
For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.  Gains and losses on the derivative instruments representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.  In the next twelve months Manitowoc Foodservice estimates $0.8 million of unrealized losses, net of tax, related to commodity price and currency rate hedging will be reclassified from other comprehensive income (loss) into earnings.  Foreign currency and commodity hedging is generally completed prospectively on a rolling basis for twelve and twenty-four months, respectively, depending on the type of risk being hedged.

As of December 31, 2014, Manitowoc Foodservice had the following outstanding commodity and currency forward contracts that were entered into as hedge forecasted transactions:

Commodity	Units Hedged		Type
Aluminum	1,657	MT	Cash flow
Copper	820	MT	Cash flow
Natural gas	56,792	MMBtu	Cash flow
Steel	12,634	Short Tons	Cash flow

Currency	Units Hedged	Type
Canadian Dollar	7,984,824	Cash flow
Mexican Peso	52,674,383	Cash flow
For derivative instruments that are not designated as hedging instruments under ASC Subtopic 815-10, the gains or losses on the derivatives are recognized in current earnings within other (expense) income, net in the combined statement of operations. As of December 31, 2014, Manitowoc Foodservice had the following outstanding currency forward contracts that were not designated as hedging instruments:

Currency	Units Hedged	Recognized Location	Purpose
European Euro	2,172,068	Other (expense) income, net	Accounts payable and receivable settlement
Mexican Peso	3,151,000	Other (expense) income, net	Accounts payable and receivable settlement
Canadian Dollar	2,516	Other (expense) income, net	Accounts payable and receivable settlement
The fair value of outstanding derivative contracts recorded as liabilities in the accompanying combined balance sheet as of December 31, 2014 was as follows:

	LIABILITY DERIVATIVES
(in millions)	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Foreign exchange contracts	Accounts payable and accrued expenses	$0.6
Commodity contracts	Accounts payable and accrued expenses	0.7
Commodity contracts	Other non-current liabilities	0.3
Total derivatives designated as hedging instruments		$1.6

	LIABILITY DERIVATIVES
(in millions)	Balance Sheet Location	Fair Value
Derivatives NOT designated as hedging instruments
Foreign exchange contracts	Accounts payable and accrued expenses	$0.1
Total derivatives NOT designated as hedging instruments		$0.1

Total liability derivatives		$1.7
The effect of derivative instruments on the combined statement of operations for the twelve months ended December 31, 2014 and gains or losses initially recognized in accumulated other comprehensive income (AOCI) in the combined balance sheet was as follows:

Derivatives in Cash Flow Hedging Relationships (in millions)	Amount of Gain or (Loss) Recognized in AOCI on Derivative (Effective Portion, net of tax)	Location of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)
Foreign exchange contracts	$(0.1)	Cost of sales	$(0.9)
Commodity contracts	(0.5)	Cost of sales	(0.3)
Total	$(0.6)		$(1.2)

Derivatives Relationships (in millions)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Commodity contracts	Cost of sales	$0.1
Total		$0.1

Derivatives Not Designated as Hedging Instruments (in millions)	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative
Foreign exchange contracts	Other (expense) income, net	$—
Total		$—

As of December 31, 2013, Manitowoc Foodservice had the following outstanding commodity and currency forward contracts that were entered into as hedge forecasted transactions:

Commodity	Units Hedged		Type
Aluminum	1,622	MT	Cash flow
Copper	382	MT	Cash flow
Natural gas	149,994	MMBtu	Cash flow
Steel	8,806	Short Tons	Cash flow

Currency	Units Hedged	Type
Canadian Dollar	10,422,932	Cash Flow
European Euro	13,447,750	Cash Flow
United States Dollar	2,100,000	Cash Flow
For derivative instruments that are not designated as hedging instruments under ASC Subtopic 815-10, the gains or losses on the derivatives are recognized in current earnings within other (expense) income, net. As of December 31, 2013, Manitowoc Foodservice had the no outstanding currency forward contracts that were not designated as hedging instruments.

The fair value of outstanding derivative contracts recorded as assets in the accompanying combined balance sheet as of December 31, 2013, was as follows:

	ASSET DERIVATIVES
(in millions)	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Foreign exchange contracts	Other current assets	$—
Commodity contracts	Other current assets	0.1
Total derivatives designated as hedging instruments		$0.1

ASSET DERIVATIVES
(in millions)	Balance Sheet Location	Fair Value
Derivatives NOT designated as hedging instruments
Foreign exchange contracts	Other current assets	$—
Total derivatives NOT designated as hedging instruments		$—

Total asset derivatives		$0.1
The fair value of outstanding derivative contracts recorded as liabilities in the accompanying combined balance sheet as of December 31, 2013, was as follows:

	LIABILITIES DERIVATIVES
(in millions)	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Foreign exchange contracts	Accounts payable and accrued expenses	$0.4
Commodity contracts	Accounts payable and accrued expenses	0.4
Total derivatives designated as hedging instruments		$0.8

LIABILITY DERIVATIVES
(in millions)	Balance Sheet Location	Fair Value
Derivatives NOT designated as hedging instruments
Foreign exchange contracts	Accounts payable and accrued expenses	$—
Total derivatives NOT designated as hedging instruments		$—

Total liability derivatives		$0.8

The effect of derivative instruments on the combined statement of operations for the twelve months ended December 31, 2013, and gains or losses initially recognized in AOCI in the combined balance sheet was as follows:

Derivatives in Cash Flow Hedging Relationships (in millions)	Amount of Gain or (Loss) Recognized in AOCI on Derivative (Effective Portion, net of tax)	Location of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)
Foreign exchange contracts	$(0.3)	Cost of sales	$(0.4)
Commodity contracts	0.3	Cost of sales	(1.5)
Total	$—		$(1.9)

Derivatives Relationships (in millions)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Commodity contracts	Cost of sales	$0.1
Total		$0.1
The effect of derivative instruments on the combined statement of operations for the twelve months ended December 31, 2012, and gains or losses initially recognized in AOCI in the combined balance sheet was as follows:

Derivatives in Cash Flow Hedging Relationships (in millions)	Amount of Gain or (Loss) Recognized in AOCI on Derivative (Effective Portion, net of tax)	Location of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)
Foreign exchange contracts	$0.1	Cost of sales	$0.4
Commodity contracts	0.9	Cost of sales	(2.2)
Total	$1.0		$(1.8)

Derivatives Relationships (in millions)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Commodity contracts	Cost of sales	$—
Total		$—
7. Inventories
The components of inventories at December 31, 2014 and December 31, 2013 are summarized as follows:

(in millions)	2014	2013
Inventories — gross:
Raw materials	$77.2	$74.6
Work-in-process	21.5	19.0
Finished goods	87.9	72.8
Total inventories — gross	186.6	166.4
Excess and obsolete inventory reserve	(20.3)	(19.9)
Net inventories at FIFO cost	166.3	146.5
Excess of FIFO costs over LIFO value	(3.1)	(2.8)
Inventories — net	$163.2	$143.7

8. Property, Plant and Equipment
The components of property, plant and equipment at December 31, 2014 and December 31, 2013 are summarized as follows:

(in millions)	2014	2013
Land	$6.6	$8.6
Building and improvements	100.1	102.5
Machinery, equipment and tooling	237.0	237.2
Furniture and fixtures	6.6	6.6
Computer hardware and software	58.5	49.6
Construction in progress	12.7	24.1
Total cost	421.5	428.6
Less accumulated depreciation	(287.2)	(288.3)
Property, plant and equipment - net	$134.3	$140.3

9. Goodwill and Other Intangible Assets
Manitowoc Foodservice has three reportable segments: Americas, EMEA, and APAC. The changes in carrying amount of goodwill by reportable segment for the years ended December 31, 2014 and December 31, 2013 are as follows:

(in millions)	Americas	EMEA	APAC	Total
Gross balance as of January 1, 2013	$1,172.8	$204.5	$7.4	$1,384.7
Acquisition of Inducs	—	5.0	—	5.0
Restructuring reserve adjustment	(0.7)	—	—	(0.7)
Foreign currency impact	0.6	(0.6)	0.1	0.1
Gross balance as of December 31, 2013	1,172.7	208.9	7.5	1,389.1
Accumulated asset impairments	(312.2)	(203.5)	—	(515.7)
Net balance as of December 31, 2013	860.5	5.4	7.5	873.4
Foreign currency impact	—	(0.5)	(0.1)	(0.6)
Gross balance as of December 31, 2014	1,172.7	208.4	7.4	1,388.5
Accumulated asset impairments	(312.2)	(203.5)	—	(515.7)
Net balance as of December 31, 2014	$860.5	$4.9	$7.4	$872.8
Manitowoc Foodservice accounts for goodwill and other intangible assets under the guidance of ASC Topic 350, “Intangibles - Goodwill and Other.” Manitowoc Foodservice performs an annual impairment test at June 30 of every year or more frequently if events or changes in circumstances indicate that the asset might be impaired. Manitowoc Foodservice tests its reporting units and indefinite-lived intangible assets using a fair-value method based on the present value of future cash flows, which involves management’s judgments and assumptions about the amounts of those cash flows and the discount rates used. The estimated fair value is then compared with the carrying amount of the reporting unit, including recorded goodwill, or indefinite-lived intangible asset. The intangible asset is then subject to risk of write-down to the extent that the carrying amount exceeds the estimated fair value.
As of June 30, 2014, 2013, and 2012, Manitowoc Foodservice performed the annual impairment test for its reporting units, which were Americas; EMEA; and APAC, as well as its indefinite-lived intangible assets, and based on those results, no impairment was indicated in any of those periods.
As discussed in Note 3, “Acquisitions,” on October 1, 2013, Manitowoc Foodservice acquired all remaining shares of Inducs in which Manitowoc ParentCo previously held a minority interest. The aggregate purchase price of $12.2 million, net of cash, resulted in $7.0 million of identifiable intangible assets and $5.0 million of goodwill. Of the $7.0 million of acquired intangible assets, $0.7 million was assigned to trademarks that are not subject to amortization, $1.2 million was assigned to customer relationships with a useful life of 19 years, and $5.1 million was assigned to developed technology with a useful life of 12 years.
The gross carrying amount and accumulated amortization of Manitowoc Foodservice’s intangible assets other than goodwill are as follows as of December 31, 2014 and December 31, 2013.

	December 31, 2014			December 31, 2013
(in millions)	Gross Carrying Amount	Accumulated Amortization Amount	Net Book Value	Gross Carrying Amount	Accumulated Amortization Amount	Net Book Value
Trademarks and tradenames	$199.4	$—	$199.4	$203.9	$—	$203.9
Customer relationships	415.0	(129.5)	285.5	415.2	(108.6)	306.6
Patents	1.7	(1.4)	0.3	1.7	(1.2)	0.5
Other intangibles	160.7	(61.4)	99.3	165.1	(52.4)	112.7
Total	$776.8	$(192.3)	$584.5	$785.9	$(162.2)	$623.7
Amortization expense for the years ended December 31, 2014, 2013 and 2012 was $31.8 million, $31.4 million and $31.3 million, respectively.  Excluding the impact of any future acquisitions or divestitures, Manitowoc Foodservice anticipates amortization will be approximately $32 million per year for next five years.

10. Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses at December 31, 2014 and December 31, 2013 are summarized as follows:

(in millions)	2014	2013
Trade accounts payable and interest payable	$161.6	$143.0
Employee related expenses	31.1	36.7
Restructuring expenses	15.6	16.3
Profit sharing and incentives	4.1	17.3
Accrued rebates	52.3	44.2
Deferred revenue - current	3.8	4.1
Dividend payable to Manitowoc ParentCo	6.2	10.9
Income taxes payable	5.2	3.4
Customer advances	3.9	2.9
Product liability	2.2	2.4
Miscellaneous accrued expenses	$46.1	$41.3
Total accounts payable and accrued expenses	$332.1	$322.5

11. Accounts Receivable Securitization
The accounts receivable securitization facility, ("The Securitization Program"), is comprised of two funding entities: Manitowoc Funding, LLC (“U.S. Seller”) and Manitowoc Cayman Islands Funding Ltd. (“Cayman Seller”). The U.S. Seller has historically serviced domestic entities of both the Foodservice and Crane segments of Manitowoc ParentCo and remitted all funds received directly to Manitowoc ParentCo. The Cayman Seller has historically serviced solely Manitowoc Foodservice foreign entities and remitted all funds to Manitowoc Foodservice entities. The U.S. Seller entity will remain with Manitowoc ParentCo subsequent to the Spin-Off, while the Cayman Seller will be transferred to Manitowoc Foodservice subsequent to the Spin-Off. As the U.S. Seller is not directly attributable to Manitowoc Foodservice, only the receivables which were transferred to the U.S. Seller but not sold are reflected in Manitowoc Foodservice combined balance sheet. A portion of the U.S. Seller’s historical expenses related to bond administration fees and settlement fees are allocated to Manitowoc Foodservice. As the Cayman Seller is directly attributable to Manitowoc Foodservice, the assets, liabilities, income, and expenses of the Cayman Seller are included in Manitowoc Foodservice’s combined statement of operations and balance sheet.
On December 15, 2014, Manitowoc ParentCo executed a Fifth Amended and Restated Receivables Purchase Agreement (the “Receivables Purchase Agreement”) among the U.S. Seller and Cayman Seller, as sellers, Manitowoc ParentCo, Garland Commercial Ranges Limited (“Garland”), Convotherm Elektrogeräte GmbH (“Convotherm”), Manitowoc Deutschland GmbH (“Manitowoc Deutschland”), Manitowoc Foodservice UK Limited (“Foodservice UK”), and the other persons from time to time party thereto, as servicers, and Wells Fargo Bank, N.A. (“Wells Fargo” or “Purchaser”), as purchaser and agent.  Pursuant to this amendment, (i) the commitment size of this facility increased from up to $150 million to up to $185 million; and (ii) a German subsidiary (Manitowoc Deutschland) and a United Kingdom subsidiary (Foodservice UK) were added as “originators” under the facility. Manitowoc ParentCo's cost of funds under the facility continues to use a LIBOR index rate plus a 1.25% fixed spread.

Under the Receivables Purchase Agreement (and the related Purchase and Sale Agreements referenced in the Receivables Purchase Agreement), certain of Manitowoc Foodservice's non-U.S. trade accounts receivable are sold to Cayman Seller which, in turn, will sell, convey, transfer and assign to Purchaser, all of the Cayman Seller’s right, title and interest in and to a pool of receivables to the Purchaser.
The Purchaser receives ownership of the pool of receivables, in each instance. New receivables are purchased by Cayman Seller and resold to the Purchaser as cash collections reduce previously sold investments. Garland, Convotherm, Manitowoc Deutschland, and Foodservice UK act as the servicers of the receivables and as such administer, collect and otherwise enforce the receivables. The servicers are compensated for doing so on terms that are generally consistent with what would be charged by an unrelated servicer. As servicers, they initially receive payments made by obligors on the receivables but are required to remit those payments to the Purchaser in accordance with the Receivables Purchase Agreement. The Purchaser has no recourse for uncollectible receivables. The securitization program also contains customary affirmative and negative covenants. As of December 31, 2014, Manitowoc ParentCo was in compliance with all affirmative and negative covenants pertaining to the Receivables Purchase Agreement, as amended.
Due to a short average collection cycle of less than 60 days for such accounts receivable as well as Manitowoc Foodservice's collection history, the fair value of Manitowoc Foodservice's deferred purchase price notes approximates book value. The fair value of the deferred purchase price notes recorded at December 31, 2014 and 2013 was $33.1 million and $7.0 million, respectively, and is included in accounts receivable in the accompanying combined balance sheets.
Trade accounts receivables sold to the Purchaser and being serviced by the company totaled $21.1 million at December 31, 2014 and $22.8 million at December 31, 2013.
Transactions under the accounts receivables securitization program are accounted for as sales in accordance with ASC Topic 860, “Transfers and Servicing.”  Sales of trade receivables to the Purchaser are reflected as a reduction of accounts receivable in the accompanying combined balance sheets and the proceeds received, including collections on the deferred purchase price notes, are included in cash flows from operating activities in the accompanying combined statements of cash flows.  Manitowoc Foodservice deems the interest rate risk related to the deferred purchase price notes to be de minimis, primarily due to the short average collection cycle of the related receivables (i.e., 60 days) as noted above.

12. Income Taxes
In the combined financial statements, income tax expense and deferred tax balances have been calculated on a separate return basis although the Manitowoc Foodservice operations have historically been included in the tax returns filed by the respective Manitowoc ParentCo entities. Manitowoc Foodservice does not maintain an income tax payable to/from account with Manitowoc ParentCo. With the exception of certain separate filing Foodservice entities that will transfer to Manitowoc Foodservice after the Spin-Off, current income tax liabilities are deemed to settle immediately with Manitowoc ParentCo tax paying entities in the respective jurisdictions. These settlements are reflected as changes in the net parent company investment account. In the future, as a standalone entity, Manitowoc Foodservice will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from those in historical periods.

Earnings (loss) from continuing operations are summarized below:

(in millions)	2014	2013	2012
Earnings (loss) from continuing operations before income taxes:
Domestic	$123.3	$157.2	$147.4
Foreign	63.9	47.4	32.1
Total	$187.2	$204.6	$179.5
Provision for income taxes from continuing operations is summarized below:

(in millions)	2014	2013	2012
Current:
Federal and state	$28.3	$51.9	$46.1
Foreign	15.1	13.0	9.6
Total current	$43.4	$64.9	$55.7
Deferred:
Federal and state	$(12.0)	$(9.0)	$(7.8)
Foreign	(5.5)	(0.6)	(0.4)
Total deferred	$(17.5)	$(9.6)	$(8.2)
Provision for taxes on earnings	$25.9	$55.3	$47.5

The differences between the U.S. federal statutory income tax rate and Manitowoc Foodservice's effective tax rate were as follows:

	2014	2013	2012
Federal income tax at statutory rate	35.0%	35.0%	35.0%
State income provision (benefit)	1.4	1.9	1.2
Manufacturing & research incentives	(1.7)	(2.9)	(2.0)
Taxes on foreign income which differ from the U.S. statutory rate	(2.4)	(3.2)	(3.1)
Adjustments for unrecognized tax benefits	4.3	(3.5)	(7.2)
Adjustments for valuation allowances	21.5	(0.3)	1.6
Capital loss generation	(41.4)	—	—
Other items	(2.9)	—	1.0
Effective tax rate	13.8%	27.0%	26.5%
The 2014, 2013 and 2012 effective tax rates were favorably impacted by income earned in jurisdictions where the statutory rate was less than 35%.
In the third quarter of 2014, Manitowoc Foodservice made an election with the IRS to treat Enodis Holdings, Ltd, Manitowoc Foodservice’s UK Holding Company, as a partnership for U.S. income tax purposes. As a result of this status change, Manitowoc Foodservice realized a $25.6 million capital loss tax benefit. This transaction resulted in an effective tax rate benefit of 13.7% unique to 2014.

The 2013 and 2012 effective tax rates benefited from the release of uncertain tax position reserves related to favorable audit settlements.
The significant components of deferred tax assets and deferred tax liabilities were as follows:

(in millions)	2014	2013
Current deferred tax assets (liabilities):
Inventories	5.1	5.4
Accounts receivable	1.2	1.3
Product warranty reserves	10.9	10.3
Product liability reserves	0.8	0.9
Deferred revenue, current portion	(0.2)	(0.1)
Deferred employee benefits	4.7	5.9
Other reserves and allowances	5.4	8.0
Less valuation allowance	(8.3)	(0.5)
Net deferred tax assets, current	19.6	31.2
Non-current deferred tax assets (liabilities):
Property, plant and equipment	(8.3)	(9.8)
Intangible assets	(242.4)	(253.4)
Deferred employee benefits	12.7	10.8
Product warranty reserves	3.9	2.9
Loss carryforwards	119.1	84.1
Deferred revenue	1.5	2.4
Other	9.7	12.3
Total non-current deferred tax liabilities	(103.8)	(150.7)
Less valuation allowance	(104.9)	(79.7)
Net deferred tax liabilities, non-current	(208.7)	(230.4)

Current and long-term tax assets and liabilities included in the combined balance sheets were as follows:

(in millions)	2014	2013
Current income tax asset	$23.7	$33.0
Long-term income tax assets, included in other non-current assets	9.3	2.3
Current deferred income tax liability, included in accounts payable and accrued expenses	(4.1)	(1.8)
Long-term deferred income tax liability	(218.0)	(232.7)
Net deferred income tax liability	$(189.1)	$(199.2)
Manitowoc Foodservice has not provided for additional U.S. income taxes on approximately $73.0 million of undistributed earnings of combined non-U.S. subsidiaries as of December 31, 2014 because it intends to reinvest such earnings indefinitely outside of the United States. Such earnings could become taxable upon sale or liquidation of these non-U.S. subsidiaries or upon dividend repatriation of cash balances. It is not practicable to estimate the amount of the unrecognized tax liability on such earnings.
As of December 31, 2014, Manitowoc Foodservice has approximately $365.7 million of foreign loss carryforwards, which are available to reduce future foreign tax liabilities.  Substantially all of the foreign loss carryforwards are not subject to any time restrictions on their future use, and $344.1 million are offset by a valuation allowance.  Manitowoc Foodservice also has approximately $139.1 million of U.S. capital loss carryforwards which expire in 2019 and are offset by a valuation allowance.
Manitowoc Foodservice continues to record valuation allowances on the deferred tax assets in the United Kingdom, as it remains more likely than not that they will not be utilized. In 2014, management determined that it was more likely than not that deferred taxes of $4.2 million related to its Spanish operations were realizable, and reduced the related valuation allowance.
Manitowoc Foodservice will continue to periodically evaluate its valuation allowance requirements in light of changing facts and circumstances, and may adjust its deferred tax asset valuation allowances accordingly. It is reasonably possible that Manitowoc Foodservice will either add to, or reverse a portion of its existing deferred tax asset valuation allowances in the future. Such changes in the deferred tax asset valuation allowances will be reflected in the current operations through Manitowoc Foodservice’s income tax provision, and could have a material effect on operating results.
A reconciliation of Manitowoc Foodservice’s unrecognized tax benefits is as follows:

(in millions)	2014	2013	2012
Balance at beginning of year	$7.8	$17.1	$28.7
Additions based on tax positions related to the current year	14.1	1.0	0.1
Additions for tax positions of prior years	—	0.1	0.9
Reductions for tax positions of prior years	—	—	—
Reductions based on settlements with taxing authorities	(2.8)	(8.0)	(11.2)
Reductions for lapse of statute	(2.5)	(2.4)	(1.4)
Balance at end of year	$16.6	$7.8	$17.1
Substantially all of Manitowoc Foodservice’s unrecognized tax benefits as of December 31, 2014, 2013 and 2012, if recognized, would affect the effective tax rate.
Manitowoc Foodservice recognizes interest and penalties related to tax liabilities as a part of income tax expense. As of December 31, 2014 and 2013, Manitowoc Foodservice has accrued interest and penalties of $0.8 million and $4.7 million, respectively.
Manitowoc ParentCo concluded an examination of its 2007 through 2009 U.S. tax returns during the third quarter of 2014 as well as an examination its 2010 and 2011 U.S. tax returns in the fourth quarter of 2014.  The adjustments did not have a material impact on the financial statements.
Manitowoc Foodservice files tax returns in the U.S and various state and foreign jurisdictions. The 2011 through 2014 tax years remain subject to examination by the IRS; the 2011 year due to an amended return filing. The 2010 though 2014 tax years generally remain subject to examination by state authorities, and tax years 2010 through 2014 remain subject to examination in Germany. Tax years 2007 through 2014 remain subject to audit in China.
Manitowoc Foodservice regularly assesses the likelihood of an adverse outcome resulting from examinations to determine the adequacy of its tax reserves. As of December 31, 2014, Manitowoc Foodservice believes that it is more likely than not that the tax positions it has taken will be sustained upon the resolution of its audits resulting in no material impact on its consolidated financial position and the results of operations and cash flows. However, the final determination with respect to any tax audits, and any related litigation, could be materially different from its estimates and/or from its historical income tax provisions and accruals and could have a material effect on operating results and/or cash flows in the periods for which that determination is made. In addition, future period earnings may be adversely impacted by litigation costs, settlements, penalties, and/or interest assessments.

During the next twelve months, it is reasonably possible that federal, state and foreign tax audit resolutions could reduce unrecognized tax benefits and income tax expense by up to $0.2 million, either because Manitowoc Foodservice's tax positions are sustained on audit or settled, or the applicable statute of limitations closes.

13. Accumulated Other Comprehensive Income (“AOCI”)
The components of accumulated other comprehensive income (loss) as of December 31, 2014 and 2013 are as follows:

(in millions)	2014	2013
Foreign currency translation	$17.3	$34.2
Derivative instrument fair market value, net of income taxes of $0.4 and $0.2	(1.0)	(0.4)
Employee pension and postretirement benefit adjustments, net of income taxes of $0.8 and $0.5	(37.0)	(32.6)
	$(20.7)	$1.2
Summaries of the changes in accumulated other comprehensive income (loss), net of tax, by component for the years ended December 31, 2012, December 31, 2013 and December 31, 2014 are as follows:

(in millions)	Foreign Currency Translation	Gains and Losses on Cash Flow Hedges	Pension & Postretirement	Total
Balance at December 31, 2012	$31.6	$(0.2)	$(38.2)	$(6.8)
Other comprehensive loss before reclassifications	$2.6	$(1.4)	$4.4	$5.6
Amounts reclassified from accumulated other comprehensive income	—	1.2	1.2	2.4
Net current period other comprehensive income	2.6	(0.2)	5.6	8.0
Balance at December 31, 2013	$34.2	$(0.4)	$(32.6)	$1.2
Other comprehensive loss before reclassifications	(16.9)	(1.4)	(4.8)	(23.1)
Amounts reclassified from accumulated other comprehensive income	—	0.8	0.4	1.2
Net current period other comprehensive loss	(16.9)	(0.6)	(4.4)	(21.9)
Balance at December 31, 2014	$17.3	$(1.0)	$(37.0)	$(20.7)
A reconciliation of the reclassifications out of accumulated other comprehensive income, net of tax, for the year ended December 31, 2014 is as follows:

(in millions)	Amount Reclassified from Accumulated Other Comprehensive Income		Recognized Location
Gains and losses on cash flow hedges
Foreign exchange contracts	$(0.9)		Cost of sales
Commodity contracts	(0.3)		Cost of sales
	(1.2)		Total before tax
	0.4		Tax expense
	$(0.8)		Net of tax
Amortization of pension and postretirement items
Amortization of prior service cost	0.3	(a)
Actuarial losses	(0.8)	(a)
	(0.5)		Total before tax
	0.1		Tax benefit
	$(0.4)		Net of Tax

Total reclassifications for the period	$(1.2)		Net of Tax

(a) These other comprehensive income components are included in the net periodic pension cost (see Note 18, “Employee Benefit Plans,” for further details).

A reconciliation of the reclassifications out of accumulated other comprehensive income, net of tax, for the year ended December 31, 2013 is as follows:

(in millions)	Amount Reclassified from Accumulated Other Comprehensive Income		Recognized Location
Gains and losses on cash flow hedges
Foreign exchange contracts	$(0.4)		Cost of sales
Commodity contracts	(1.5)		Cost of sales
	(1.9)		Total before tax
	0.7		Tax expense
	$(1.2)		Net of tax
Amortization of pension and postretirement items
Amortization of prior service cost	0.1	(a)
Actuarial losses	(1.3)	(a)
	(1.2)		Total before tax
	—		Tax benefit
	$(1.2)		Net of Tax

Total reclassifications for the period	$(2.4)		Net of Tax

(a) These other comprehensive income components are included in the net periodic pension cost (see Note 20, “Employee Benefit Plans,” for further details).

14. Stock-Based Compensation
During the periods presented certain employees of Manitowoc Foodservice participated in stock-based compensation plans sponsored by Manitowoc ParentCo. Under these stock-based compensation plans, Manitowoc ParentCo provided awards to employees of Manitowoc Foodservice with restricted common stock, restricted stock units, and stock options to purchase shares of Manitowoc ParentCo. Because Manitowoc Foodservice employees provide services in consideration for their participation in Manitowoc ParentCo’s plans, the stock-based compensation expense for the awards granted to Manitowoc Foodservice employees has been reflected in the combined financial statements. See Note 21, “Net Parent Company Investment and Related Party Transactions” for further information on corporate allocations.
Manitowoc Foodservice recognizes expense for all stock-based compensation on a straight-line basis over the vesting period of the entire award.
Total stock-based compensation expense before tax was $2.4 million, $3.5 million and $4.2 million during 2014, 2013, and 2012, respectively.
Stock Options
Any option granted to directors of Manitowoc ParentCo were exercisable immediately upon granting and expire ten years subsequent to the grant date.  For all outstanding grants made to officers and employees prior to 2011, options become exercisable in 25% increments annually over a four-year period beginning on the second anniversary of the grant date and expire ten years subsequent to the grant date.  Starting with 2011 grants to officers and directors, such options become exercisable in 25% increments annually over a four-year period beginning on the first anniversary of the grant date and expire ten years subsequent to the grant date.
Manitowoc ParentCo granted options to Foodservice employees to acquire 0.1 million, 0.1 million and 0.1 million shares of common stock during 2014, 2013, and 2012, respectively. Stock-based compensation expense is calculated by estimating the fair value of incentive and non-qualified stock options at the time of grant and is amortized over the stock options’ vesting period. Manitowoc Foodservice recognized $0.9 million ($0.5 million after taxes), $1.7 million ($1.0 million after taxes) and $1.3 million ($0.8 million after taxes) of compensation expense associated with stock options during 2014, 2013, and 2012, respectively.

A summary of Manitowoc Foodservice's stock option activity is as follows (in millions, except weighted average exercise price per share):

	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding as of January 1, 2014	1.2	$14.30
Granted	0.1	29.07
Exercised	(0.5)	13.00
Cancelled	(0.1)	38.41
Options outstanding as of December 31, 2014	0.7	$15.90	$6.4
Options exercisable as of:
December 31, 2014	0.5	$14.19	$5.6
The outstanding stock options at December 31, 2014 have a range of exercise prices from $4.41 to $43.33 per share.  The following table shows the options outstanding and exercisable by range of exercise prices at December 31, 2014 (in millions, except range of exercise price per share, weighted average remaining contractual life and weighted average exercise price):

Range of Exercise Price per Share	Outstanding Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price
$4.41 - $10.21	0.2	3.8	$4.41	0.2	$4.41
$10.22 - $18.13	0.2	4.7	12.78	0.1	12.29
$18.14 - $29.06	0.2	4.8	19.06	0.1	19.19
$29.07 - $38.86	0.1	6.0	29.25	0.1	29.52
$38.87 - $43.33	—	2.9	39.34	—	39.34
	0.7	4.6	$15.90	0.5	$14.19
Manitowoc Foodservice uses the Black-Scholes valuation model to value stock options.  Manitowoc Foodservice used historical stock prices for Manitowoc ParentCo shares of common stock as the basis for its volatility assumption.  The assumed risk-free rates were based on ten-year U.S. Treasury rates in effect at the time of grant.  The expected option life represents the period of time that the options granted are expected to be outstanding and is based on historical experience.
As of December 31, 2014, Manitowoc Foodservice has $1.0 million of unrecognized compensation expense before tax related to stock options, which will be recognized over a weighted average period of 2.6 years.
The weighted average fair value of options granted per share during the years ended December 31, 2014, 2013, and 2012 was $14.83, $9.00, and $7.97, respectively.  The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing method with the following assumptions:

	2014	2013	2012
Expected Life (years)	6.0	6.0	6.0
Risk-free Interest rate	1.9%	1.1%	1.1%
Expected volatility	55.0%	56.0%	55.0%
Expected dividend yield	0.4%	0.6%	0.6%
For the years ended December 31, 2014, 2013, and 2012 the total intrinsic value of stock options exercised was $8.0 million, $1.5 million, and $0.5 million, respectively.
Restricted Stock Units
Manitowoc ParentCo granted restricted performance stock units of 0.1 million, 0.1 million and 0.1 million in 2014, 2013, and 2012, respectively.  The restricted stock units are earned based on service over the vesting period and on the extent to which performance goals are met over the applicable performance period (“performance shares”).  The performance goals and the applicable performance period vary for each grant year. Manitowoc Foodservice recognized $0.9 million ($0.6 million after taxes), $1.0 million ($0.6 million after taxes) and $1.0 million ($0.6 million after taxes) of compensation expense associated with restricted stock units during 2014, 2013 and 2012, respectively.
The restricted stock units granted to employees in 2014 vest on the third anniversary of the grant date. The restricted stock units granted to directors in 2014 vest on the second anniversary of the grant date. The performance shares granted in 2014 are earned based on the extent to which performance goals are met by Manitowoc Foodservice over a three-year period from January 1, 2014 to December 31, 2016. The performance goals for the performance shares granted in 2014 are based fifty percent (50%) on total shareholder return relative to a peer group of companies over the three-year period and fifty percent (50%) on EVA® improvement over the three-year period. Depending on the foregoing factors, the number of shares awarded could range from zero to 0.1 million for the 2014 performance share grants. For these awards, the expense is based on the fair value of Manitowoc ParentCo's shares as of the grant date for the EVA® improvement criteria and a Monte Carlo model for the total shareholder return criteria.
The performance shares granted in 2013 are earned based on the extent to which performance goals are met by Manitowoc Foodservice over a three-year period from January 1, 2013 to December 31, 2015. The performance goals for the performance shares granted in 2013 are based fifty percent (50%) on total shareholder return relative to a peer group of companies over the three-year period and fifty percent (50%) on debt reduction over the three-year period. Depending on the foregoing factors, the number of shares awarded could range from zero to 0.1 million for the 2013 performance share grants. For these awards, the expense is based on the fair value of Manitowoc ParentCo's shares as of the grant date for the debt reduction criteria and a Monte Carlo model for the total shareholder return criteria.
The performance shares granted in 2012 were earned based on the extent to which performance goals were met by Manitowoc Foodservice over a three-year period from January 1, 2012 to December 31, 2014.  The performance goals for the performance shares granted in 2012 were based fifty percent (50%) on total shareholder return relative to a peer group of companies over the three-year period and fifty percent (50%) on improvement in the company’s total leverage ratio over the three-year period.  Depending on the foregoing factors, the number of shares awarded could have ranged from zero to 0.1 million for the 2012 performance share grants. For these awards, the expense is based on the fair value of Manitowoc Foodservice's shares as of the grant date for the total leverage ratio criteria and a Monte Carlo model for the total shareholder return criteria.
A summary of activity for restricted stock units for the year ended December 31, 2014 is as follows (in millions except weighted average grant date fair value):

	Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2014	0.1	$21.58
Granted	0.1	37.10
Vested	—	17.62
Cancelled	—	15.95
Unvested as of December 31, 2014	0.2	$30.72
As of December 31, 2014, Manitowoc Foodservice has $1.1 million of unrecognized compensation expense before tax related to restricted performance stock units which will be recognized over a weighted average period of 1.7 years.

15. Contingencies and Significant Estimates
As of December 31, 2014, Manitowoc Foodservice held reserves for environmental matters related to Enodis locations of approximately $0.7 million.  At certain of Manitowoc Foodservice’s other facilities, Manitowoc Foodservice has identified potential contaminants in soil and groundwater.  The ultimate cost of any remediation required will depend upon the results of future investigation.  Based upon available information, Manitowoc Foodservice does not expect the ultimate costs at any of these locations will have a material adverse effect on its financial condition, results of operations, or cash flows individually or in the aggregate.
Manitowoc Foodservice believes that it has obtained and is in substantial compliance with those material environmental permits and approvals necessary to conduct its various businesses.  Based on the facts presently known, Manitowoc Foodservice does not expect environmental compliance costs to have a material adverse effect on its financial condition, results of operations, or cash flows.
As of December 31, 2014, various product-related lawsuits were pending.  To the extent permitted under applicable law, all of these are insured with self-insurance retention levels.  Manitowoc Foodservice’s self-insurance retention levels vary by business, and have fluctuated over the last ten years.  The range of Manitowoc Foodservice’s self-insured retention levels is $0.1 million to $0.3 million per occurrence. As of December 31, 2014, the largest self-insured retention level for new occurrences currently maintained by Manitowoc Foodservice is $0.3 million per occurrence and applies to product liability claims for the hot category products manufactured in the United States.
Product liability reserves in the combined balance sheets at December 31, 2014 and December 31, 2013 were $2.2 million and $2.4 million, respectively; $0.2 million and $0.3 million, respectively, was reserved specifically for actual cases, and $2.0 million and $2.1 million, respectively, for claims incurred but not reported, which were estimated using actuarial methods.  Based on Manitowoc Foodservice’s experience in defending product liability claims, management believes the current reserves are adequate for estimated case resolutions on aggregate self-insured claims and insured claims.  Any recoveries from insurance carriers are dependent upon the legal sufficiency of claims and solvency of insurance carriers.
At December 31, 2014 and December 31, 2013, Manitowoc Foodservice had reserved $42.0 million and $38.3 million, respectively, for warranty claims included in product warranties and other non-current liabilities in the combined balance sheets.  Certain of these warranty and other related claims involve matters in dispute that ultimately are resolved by negotiations, arbitration, or litigation. See Note 16, “Guarantees,” for further information.
It is reasonably possible that the estimates for environmental remediation, product liability and warranty costs may change in the near future based upon new information that may arise or matters that are beyond the scope of Manitowoc Foodservice’s historical experience.  Presently, there are no reliable methods to estimate the amount of any such potential changes.
Manitowoc Foodservice is also involved in various legal actions arising out of the normal course of business, which, taking into account the liabilities accrued and legal counsel’s evaluation of such actions, in the opinion of management, the ultimate resolution of all matters is not expected to have a material adverse effect on Manitowoc Foodservice’s financial condition, results of operations, or cash flows.

16. Guarantees
In the normal course of business, Manitowoc Foodservice provides its customers a warranty covering workmanship, and in some cases materials, on products manufactured by the company.  Such warranty generally provides that products will be free from defects for periods ranging from 12 months to 60 months with certain equipment having longer-term warranties.  If a product fails to comply with Manitowoc Foodservice’s warranty, Manitowoc Foodservice may be obligated, at its expense, to correct any defect by repairing or replacing such defective products.  Manitowoc Foodservice provides for an estimate of costs that may be incurred under its warranty at the time product revenue is recognized.  These costs primarily include labor and materials, as necessary, associated with repair or replacement.  The primary factors that affect Manitowoc Foodservice’s warranty liability include the number of units shipped and historical and anticipated warranty claims.  As these factors are impacted by actual experience and future expectations, Manitowoc Foodservice assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary.  Below is a table summarizing the warranty activity for the years ended December 31, 2014 and 2013:

(in millions)	2014	2013
Balance at beginning of period	$38.3	$38.3
Accruals for warranties issued during the period	27.9	22.6
Settlements made (in cash or in kind) during the period	(23.7)	(22.6)
Currency translation	(0.5)	—
Balance at end of period	$42.0	$38.3
Manitowoc Foodservice also offers extended warranties, which are recorded as deferred revenue and are amortized to income on a straight-line basis over a period equal to that of the warranty period. The deferred revenue on warranties included in other current and non-current liabilities at December 31, 2014 and December 31, 2013, was $5.4 million and $4.6 million, respectively.

17. Restructuring
In conjunction with the acquisition of Enodis in October 2008, certain restructuring activities were undertaken to recognize cost synergies and rationalize the new cost structure of the Foodservice business. The restructuring reserve balance as of December 31, 2013 and December 31, 2014, includes certain of these costs, including a pension withdrawal liability. Manitowoc Foodservice recorded additional amounts in 2014 primarily related to employee termination benefits due to the movement of certain Ice manufacturing activities from Manitowoc, Wisconsin, to Monterrey, Mexico.
The following is a rollforward of all restructuring activities related to Manitowoc Foodservice for the twelve-month period ended December 31, 2014 (in millions):

Restructuring Reserve Balance as of December 31, 2013	Restructuring Charges	Use of Reserve	Restructuring Reserve Balance as of December 31, 2014
$16.3	$2.6	$(3.3)	$15.6

18. Employee Benefit Plans
Defined Contribution Plans
Manitowoc ParentCo maintains three defined contribution retirement plans for its employees: (1) The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Manitowoc 401(k) Retirement Plan”); (2) The Manitowoc Company, Inc. Retirement Savings Plan (the “Manitowoc Retirement Savings Plan”); and (3) The Manitowoc Company, Inc. Deferred Compensation Plan (the “Manitowoc Deferred Compensation Plan”).  Each plan results in individual participant balances that reflect a combination of amounts contributed by Manitowoc ParentCo or deferred by the participant, amounts invested at the direction of either the company or the participant, and the continuing reinvestment of returns until the accounts are distributed.
Manitowoc 401(k) Retirement Plan The Manitowoc 401(k) Retirement Plan is a tax-qualified retirement plan that is available to substantially all non-union U.S. employees of Manitowoc ParentCo, its subsidiaries and related entities.  The company merged the accounts of non-union participants in the Enodis Corporation 401(k) Plan with and into the Manitowoc 401(k) Retirement Plan on December 31, 2009.
The Manitowoc 401(k) Retirement Plan allows employees to make both pre- and post-tax elective deferrals, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the “Tax Code”).  Manitowoc ParentCo also has the right to make the following additional contributions: (1) a matching contribution based upon individual employee deferrals and (2) an additional contribution based on Manitowoc ParentCo’s performance metrics.  Each participant in the Manitowoc 401(k) Retirement Plan is allowed to direct the investment of that participant’s account among a diverse mix of investment funds, including a company stock alternative.  To the extent that any funds are invested in Manitowoc ParentCo stock, that portion of the Manitowoc 401(k) Retirement Plan is an employee stock ownership plan, as defined under the Tax Code (an “ESOP”).
The terms governing the retirement benefits under the Manitowoc 401(k) Retirement Plan are the same for Manitowoc ParentCo’s executive officers as they are for other eligible employees in the United States.
Manitowoc Retirement Savings Plan The Manitowoc Retirement Savings Plan is a tax-qualified retirement plan that is available to certain collectively bargained U.S. employees of Manitowoc ParentCo, its subsidiaries and related entities.  Manitowoc ParentCo merged the following plans with and into the Manitowoc Retirement Savings Plan on December 31, 2009: (1) The Manitowoc Cranes, Inc. Hourly-Paid Employees’ Deferred Profit-Sharing Plan; (2) the Manitowoc Ice, Inc. Hourly-Paid Employees’ Deferred Profit-Sharing Plan; and (3) the accounts of collectively bargained participants in the Enodis Corporation 401(k) Plan.
The Manitowoc Retirement Savings Plan allows employees to make both pre- and post-tax elective deferrals, subject to certain limitations under the Tax Code.  Manitowoc ParentCo also has the right to make the following additional contributions: (1) a matching contribution based upon individual employee deferrals; and (2) an additional discretionary or fixed company contribution.  Each participant in the Manitowoc Retirement Savings Plan is allowed to direct the investment of that participant’s account among a diverse mix of investment funds, including a company stock alternative.  To the extent that any funds are invested in Manitowoc ParentCo stock, that portion of the Manitowoc Retirement Savings Plan is an ESOP.
Manitowoc ParentCo’s executive officers are not eligible to participate in the Manitowoc Retirement Savings Plan.  Manitowoc ParentCo contributions to the plans are based upon formulas contained in the plans.  For both plans mentioned above, Manitowoc Foodservice's portion of total costs incurred under these plans were $3.7 million, $4.0 million and $2.1 million for the years ended December 31, 2014, 2013 and 2012, respectively.
Manitowoc Deferred Compensation Plan The Manitowoc Deferred Compensation Plan is a non-tax-qualified supplemental deferred compensation plan for highly compensated and key management employees and for directors.  On December 31, 2009, Manitowoc ParentCo merged the Enodis Corporation Supplemental Executive Retirement Plan, another defined contribution deferred compensation plan, with and into the Manitowoc Deferred Compensation Plan.  Manitowoc ParentCo maintains the Manitowoc Deferred Compensation Plan to allow eligible individuals to save for retirement in a tax-efficient manner despite Tax Code restrictions that would otherwise impair their ability to do so under the Manitowoc 401(k) Retirement Plan.  The Manitowoc Deferred Compensation Plan also assists Manitowoc ParentCo in retaining those key employees and directors.
The Manitowoc Deferred Compensation Plan accounts are credited with: (1) elective deferrals made at the request of the individual participant; and/or (2) a discretionary company contribution for each individual participant.  Although unfunded within the meaning of the Tax Code, the Manitowoc Deferred Compensation Plan utilizes a rabbi trust to hold assets intended to satisfy Manitowoc ParentCo’s corresponding future benefit obligations.  Each participant in the Manitowoc Deferred Compensation Plan is credited with interest based upon individual elections from amongst a diverse mix of investment funds that are intended to reflect investment funds similar to those offered under the Manitowoc 401(k) Retirement Plan, including company stock.  Participants do not receive preferential or above-market rates of return under the Manitowoc Deferred Compensation Plan.
Defined Benefit Plans
Shared Plans

Certain U.S. employees of Manitowoc Foodservice participate in pension and other postretirement benefit plans (the “Shared Plans”) sponsored by Manitowoc ParentCo, which include participants of other Manitowoc ParentCo subsidiaries. Manitowoc Foodservice accounts for these Shared Plans for the purpose of the combined financial statements as a multiemployer plan. Accordingly, Manitowoc Foodservice does not record an asset or liability to recognize the funded status of the Shared Plans. However, the costs associated with these Shared Plans of $1.0 million, $0.8 million, and $0.9 million, for the years ended December 31, 2014, 2013, and 2012, respectively, are reflected on the Manitowoc Foodservice combined statement of operations. This expense reflects an approximation of Manitowoc Foodservice’s portion of the costs of the Shared Plans as well as costs attributable to Manitowoc ParentCo corporate employees, which have been allocated to the Manitowoc Foodservice combined statement of operations based on methodology deemed reasonable by management.
Direct Plans
Certain Manitowoc Foodservice subsidiaries sponsor their own pension and other postretirement benefit plans (the “Direct Plans”), which are accounted for as defined benefit plans. Accordingly, the funded and unfunded position of each Direct Plan is recorded in our combined balance sheets. Actuarial gains and losses that have not yet been recognized through income are recorded in accumulated other comprehensive income net of taxes until they are amortized as a component of net periodic benefit cost. The determination of benefit obligations and the recognition of expenses related to the Direct Plans are dependent on various assumptions. The major assumptions primarily relate to discount rates, long-term expected rates of return on plan assets, and future compensation increases. Management develops each assumption using relevant company experience in conjunction with market-related data for each individual country in which such plans exist.
The components of period benefit costs for the Direct Plans for the years ended December 31, 2014, 2013 and 2012 are as follows:

	Pension Plans			Postretirement Health and Other
(in millions)	2014	2013	2012	2014	2013	2012
Service cost - benefits earned during the year	$0.5	$0.5	$0.4	$—	$0.1	$0.1
Interest cost of projected benefit obligation	8.1	6.8	7.2	0.2	0.2	0.3
Expected return on assets	(7.1)	(5.5)	(6.2)	—	—	—
Amortization of prior service cost	—	—	—	(0.3)	(0.1)	—
Amortization of actuarial net loss (gain)	0.9	1.3	0.8	(0.1)	—	0.1
Curtailment gain recognized	—	—	—	—	(0.8)	—
Settlement gain recognized	—	—	(1.6)	—	—	—
Net periodic benefit cost	$2.4	$3.1	$0.6	$(0.2)	$(0.6)	$0.5
Weighted average assumptions:
Discount rate	4.4%	4.0%	4.7%	4.5%	3.6%	4.4%
Expected return on plan assets	4.5%	3.9%	4.6%	N/A	N/A	N/A
Rate of compensation increase	4.0%	3.5%	3.5%	1.5%	3.0%	3.0%

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants.  Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.
To develop the expected long-term rate of return on assets assumptions, Manitowoc Foodservice considered the historical returns and future expectations for returns in each asset class, as well as targeted asset allocation percentages within the pension portfolio.

The following is a reconciliation of the changes in benefit obligation, the changes in plan assets, and the funded status of the Direct Plans as of December 31, 2014 and 2013:

	Pension Plans		Postretirement Health and Other
(in millions)	2014	2013	2014	2013
Change in Benefit Obligation
Benefit obligation, beginning of year	$186.0	$179.6	$3.3	$5.6
Service cost	0.5	0.5	—	0.1
Interest cost	8.1	6.8	0.2	0.2
Participant contributions	0.1	0.1	0.3	0.3
Medicare subsidies received	—	—	0.1	—
Plan curtailments	—	—	—	(0.7)
Plan settlements	1.7	—	—	—
Plan amendments	—	—	—	(0.4)
Actuarial (gain) loss	19.3	5.2	(0.5)	(1.2)
Currency translation adjustment	(10.0)	2.7	(0.1)	(0.2)
Benefits paid	(10.7)	(8.9)	(0.5)	(0.4)
Benefit obligation, end of year	$195.0	$186.0	$2.8	$3.3
Change in Plan Assets
Fair value of plan assets, beginning of year	$159.5	$148.8	$—	$—
Actual return on plan assets	18.6	14.7	—	—
Employer contributions	3.1	2.3	0.1	0.1
Participant contributions	0.1	0.1	0.3	0.3
Medicare subsidies received	—	—	0.1	—
Currency translation adjustment	(8.5)	2.5	—	—
Benefits paid	(10.7)	(8.9)	(0.5)	(0.4)
Fair value of plan assets, end of year	162.1	159.5	—	—
Funded status	$(32.9)	$(26.5)	$(2.8)	$(3.3)
Amounts recognized in the Consolidated Balance sheet at December 31
Pension asset	$—	$—	$—	$—
Pension obligation	(32.9)	(26.5)	—	—
Postretirement health and other benefit obligations	—	—	(2.8)	(3.3)
Net amount recognized	$(32.9)	$(26.5)	$(2.8)	$(3.3)
Weighted-Average Assumptions
Discount rate	3.5%	4.4%	3.7%	4.5%
Expected return on plan assets	4.5%	3.9%	N/A	N/A
Rate of compensation increase	4.0%	4.3%	1.5%	1.5%
Amounts recognized in accumulated other comprehensive income as of December 31, 2014 and 2013, consist of the following:

	Pensions		Postretirement Health and Other
(in millions)	2014	2013	2014	2013
Net actuarial gain (loss)	$(38.7)	$(33.8)	$0.9	$0.5
Prior service credit	—	—	—	0.3
Total amount recognized	$(38.7)	$(33.8)	$0.9	$0.8
The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit cost during the next fiscal year are $1.2 million for the pension plan and gain of $0.1 million for the postretirement health and other plans.
For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2014.  The rate was assumed to decrease gradually to 4.5% for 2027 and remain at that level thereafter.  Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  The following table summarizes the sensitivity of our December 31, 2014 retirement obligations and 2015 retirement benefit costs of our plans to changes in the key assumptions used to determine those results (in millions):

Change in assumption:	Estimated increase (decrease) in 2015 Pension Cost	Estimated increase (decrease) in Projected Benefit Obligation for the year ended December 31, 2014	Estimated increase (decrease) in 2015 Other Postretirement Benefit Costs	Estimated increase (decrease) in Other Postretirement Benefit Obligation for the year ended December 31, 2014
0.50% increase in discount rate	$(0.1)	$(11.1)	$—	$(0.1)
0.50% decrease in discount rate	0.6	14.1	—	0.1
0.50% increase in long-term return on assets	(0.8)	N/A	N/A	N/A
0.50% decrease in long-term return on assets	0.8	N/A	N/A	N/A
1% increase in medical trend rates	N/A	N/A	—	0.2
1% decrease in medical trend rates	N/A	N/A	—	(0.2)
It is reasonably possible that the estimate for future retirement and health costs may change in the near future due to changes in the health care environment or changes in interest rates that may arise.  Presently, there is no reliable means to estimate the amount of any such potential changes.
The weighted-average asset allocations of the pension plans at December 31, 2014 and 2013, by asset category are as follows:

	2014	2013
Equity	15.0%	16.7%
Debt Securities	23.8%	21.3%
Other	61.2%	62.0%
	100.0%	100.0%
Investment Strategy The overall objective of Manitowoc Foodservice's pension assets is to earn a rate of return over time to satisfy the benefit obligations of the pension plans and to maintain sufficient liquidity to pay benefits and address other cash requirements of the pension fund. Specific investment objectives for our long-term investment strategy include reducing the volatility of pension assets relative to pension liabilities, achieving a competitive, total investment return, achieving diversification between and within asset classes and managing other risks. Investment objectives for each asset class are determined based on specific risks and investment opportunities identified.
Manitowoc Foodservice reviews its long-term, strategic asset allocations annually. Manitowoc Foodservice uses various analytics to determine the optimal asset mix and consider plan liability characteristics, liquidity characteristics, funding requirements, expected rates of return and the distribution of returns. Manitowoc Foodservice identifies investment benchmarks for the asset classes in the strategic asset allocation that are market-based and investable where possible.
Actual allocations to each asset class vary from target allocations due to periodic investment strategy changes, market value fluctuations, the length of time it takes to fully implement investment allocation positions and the timing of benefit payments and contributions. The asset allocation is monitored and rebalanced on a monthly basis.
The actual allocations for the pension assets at December 31, 2014, and target allocations by asset class, are as follows:

	Target Allocations	Weighted Average Asset Allocations
Equity Securities	14.0%	15.0%
Debt Securities	23.0%	23.8%
Other	63.0%	61.2%
Risk Management In managing the plan assets, we review and manage risk associated with funded status risk, interest rate risk, market risk, counterparty risk, liquidity risk and operational risk. Liability management and asset class diversification are central to our risk management approach and are integral to the overall investment strategy. Further, asset classes are constructed to achieve diversification by investment strategy, by investment manager, by industry or sector and by holding.  Investment manager guidelines for publicly traded assets are specified and are monitored regularly.

Fair Value Measurements The following table presents our plan assets using the fair value hierarchy as of December 31, 2014 and 2013.  The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level 1 refers to fair values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant other observable inputs, and Level 3 includes fair values estimated using significant non-observable inputs.

	December 31, 2014
Assets (in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Cash	$0.3	$—	$—	$0.3
Insurance group annuity contracts	—	—	98.9	98.9
Common/collective trust funds — Government, corporate and other non-government debt	—	21.1	—	21.1
Common/collective trust funds — Corporate equity	—	37.5	—	37.5
Common/collective trust funds — Customized strategy	—	4.3	—	4.3
Total	$0.3	$62.9	$98.9	$162.1

	December 31, 2013
Assets (in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Cash	$0.2	$—	$—	$0.2
Insurance group annuity contracts	—	—	98.7	98.7
Common/collective trust funds — Government, corporate and other non-government debt	—	20.8	—	20.8
Common/collective trust funds — Corporate equity	—	34.6	—	34.6
Common/collective trust funds — Customized strategy	—	5.2	—	5.2
Total	$0.2	$60.6	$98.7	$159.5
Cash equivalents and other short-term investments, which are used to pay benefits, are primarily held in registered money market funds which are valued using a market approach based on the quoted market prices of identical instruments. Other cash equivalent and short-term investments are valued daily by the fund using a market approach with inputs that include quoted market prices for similar instruments.
Insurance group annuity contracts are valued at the present value of the future benefit payments owed by the insurance company to the plans’ participants.
Common/collective funds are typically common or collective trusts valued at their net asset values that are calculated by the investment manager or sponsor of the fund and have daily or monthly liquidity.
A reconciliation of the fair values measurements of plan assets using significant unobservable inputs (Level 3) from the beginning of the year to the end of the year is as follows:

	Insurance Contracts Year Ended December 31,
(in millions)	2014	2013
Beginning Balance	$98.7	$91.3
Actual return on assets	11.2	11.3
Benefit payments	(5.8)	(5.5)
Foreign currency impact	(5.2)	1.6
Ending Balance	$98.9	$98.7

The expected 2015 contributions for pension plans are as follows: the minimum contribution for 2015 is $3.3 million; and no planned discretionary or non-cash contributions. Expected company paid claims for the postretirement health and life insurance plans are $0.2 million for 2015.

Projected benefit payments from the plans as of December 31, 2014 are estimated as follows:

(in millions)	Pension Plans	Postretirement Health and Other
2015	$10.6	$0.2
2016	11.0	0.2
2017	11.5	0.2
2018	12.0	0.2
2019	12.5	0.2
2020 — 2024	70.3	0.9
The fair value of plan assets for which the accumulated benefit obligation is in excess of the plan assets as of December 31, 2014 and 2013 is as follows:

	Pension Plans
(in millions)	2014	2013
Projected benefit obligation	$195.0	$186.0
Accumulated benefit obligation	194.1	184.9
Fair value of plan assets	162.1	159.5
The accumulated benefit obligation for all pension plans as of December 31, 2014 and 2013 was $194.1 million and $184.9 million, respectively.
The measurement date for all plans is December 31, 2014.
Manitowoc ParentCo, through its Lincoln Foodservice operation, participated in a multiemployer defined benefit pension plan under a collective bargaining agreement that covered certain of its union-represented employees. In 2013, with the finalization of the reorganization and plant restructuring that affected the Lincoln Foodservice operation, Manitowoc ParentCo was deemed to have effectively withdrawn its participation in the multiemployer defined benefit pension plan.  This withdrawal obligation is part of the restructuring accrual in our combined balance sheet.  The withdrawal obligation ($14.2 million as of December 31, 2014) is payable in 48 quarterly installments of $0.5 million through April 2025.
The contributions by Manitowoc ParentCo to the multiemployer plan for the years ended December 31, 2014, 2013 and 2012 are as follows:

(in millions)
Pension Fund	EIN / Pension Plan Number		2014	2013	2012
Sheet Metal Workers’ National Pension Fund	52-6112463 / 001		$—	$0.3	$0.9
		Total Contributions	$—	$0.3	$0.9
19. Leases
Manitowoc Foodservice leases various property, plant and equipment.  Terms of the leases vary, but generally require Manitowoc Foodservice to pay property taxes, insurance premiums, and maintenance costs associated with the leased property.  Rental expense attributed to operating leases was $13.8 million, $10.8 million and $14.8 million in 2014, 2013 and 2012, respectively.
Future minimum rental obligations under non-cancelable operating leases, as of December 31, 2014, are payable as follows:

(in millions)
2015	$12.6
2016	9.0
2017	5.8
2018	3.1
2019	2.3
Thereafter	1.6
Total	$34.4
20. Business Segments
Manitowoc Foodservice identifies its segments using the “management approach,” which designates the internal organization that is used by management for making operating decisions and assessing performance as the source of Manitowoc Foodservice’s reportable segments.  Management organizes the business based on geography, and has designated the regions Americas, EMEA, and APAC as reportable segments.
Manitowoc Foodservice designs, manufactures and sells refrigeration, ice-making, cooking, holding, food-preparation, and beverage-dispensing equipment.  Manitowoc Foodservice's suite of products is used by commercial and institutional foodservice operators such as full-service restaurants, quick-service chains, hotels, industrial caterers, supermarkets, convenience stores, hospitals, schools and other institutions.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that certain expenses are not allocated to the segments.  These unallocated expenses are corporate overhead, stock-based compensation expense, amortization expense of intangible assets with definite lives, asset impairment expense, restructuring expense, and other non-operating expenses.  Manitowoc Foodservice evaluates segment performance based upon profit and loss before the aforementioned expenses. Financial information relating to Manitowoc Foodservice’s reportable segments for the years ended December 31, 2014, 2013 and 2012 is as follows:

(in millions)	2014	2013	2012
Net sales from continuing operations:
Americas	$1,301.9	$1,282.6	$1,233.5
EMEA	315.1	312.6	214.1
APAC	198.2	129.4	136.0
Elimination of intersegment sales	(233.9)	(182.8)	(97.4)
Total net sales	$1,581.3	$1,541.8	$1,486.2
Operating earnings (loss) from continuing operations:
Americas	$201.8	$214.3	$216.0
EMEA	20.7	22.5	8.5
APAC	20.8	16.0	17.9
Corporate expense	(34.9)	(31.6)	(32.3)
Amortization expense	(31.8)	(31.4)	(31.3)
Asset impairment expense	(1.1)	—	—
Restructuring expense	(2.6)	(2.9)	(2.2)
Other (expense) income	(0.4)	0.8	(1.8)
Operating earnings from continuing operations	$172.5	$187.7	$174.8
Other (expense) income:
Interest expense on capital leases	$(1.3)	$(1.0)	$(1.0)
Interest income on notes with Manitowoc ParentCo - net	16.6	17.2	4.5
Other (expense) income - net	(0.6)	0.7	1.2
Total other income	$14.7	$16.9	$4.7
Earnings from continuing operations before taxes on earnings	$157.8	$170.8	$170.1
Capital expenditures:
Americas	$12.4	$23.8	$9.1
EMEA	0.8	1.6	2.1
APAC	2.9	3.7	3.8
Corporate	9.2	4.5	2.5
Total capital expenditures	$25.3	$33.6	$17.5
Depreciation:
Americas	$14.1	$13.6	$15.1
EMEA	2.3	2.4	2.1
APAC	3.0	3.4	4.5
Corporate	1.8	0.6	0.6
Total depreciation	$21.2	$20.0	$22.3
Assets:
Americas	$1,636.2	$1,642.3	$1,652.2
EMEA	158.3	181.5	160.3
APAC	96.7	81.5	88.8
Corporate	7.1	12.9	67.7
Total assets	$1,898.3	$1,918.2	$1,969.0

Net sales by product class are categorized into commercial foodservice whole goods and aftermarket parts and support. Net sales by product class for the years ended December 31 are as follows:

	Net Sales
(in millions)	2014 (2)	2013 (1)	2012 (1)
Commercial foodservice whole goods	$1,293.6	$1,355.3	$1,486.2
Aftermarket parts and support	287.7	186.5	n/a
Total	$1,581.3	$1,541.8	$1,486.2

(1)  Manitowoc Foodservice began tracking sales by product class during 2013 in the Americas region; the aftermarket parts and support class shown for 2013 represents the Americas only. Sales by product class are not available for 2012.

(2) Manitowoc Foodservice began tracking sales by product class for EMEA and APAC during 2014; the aftermarket parts and support sales for 2014 represents sales from all regions.

Net sales in the table below are attributed to geographic regions based on location of customer. Net sales from continuing operations and long-lived asset information by geographic area as of and for the years ended December 31 are as follows:

	Net Sales			Long-Lived Assets
(in millions)	2014	2013	2012	2014	2013
United States	$996.4	$949.2	$930.9	$1,464.3	$1,497.4
Europe	280.3	283.2	229.9	90.2	103.2
Asia	177.2	177.0	191.5	28.5	30.4
Other Americas	127.4	132.4	133.9	16.6	13.6
Total	$1,581.3	$1,541.8	$1,486.2	$1,599.6	$1,644.6
Net sales from continuing operations and long-lived asset information for Europe primarily relate to France, Germany and the United Kingdom.
Manitowoc Foodservice sells primarily through distributors and dealers ("direct customers"), who ultimately sell to end customers. No single direct customer represented 10% or greater of Manitowoc Foodservice's net sales in the years ended December 31, 2014, 2013, or 2012. There is one end customer which represented approximately 10% of Manitowoc Foodservice's net sales in the years ended December 31, 2014, 2013, and 2012.

21. Net Parent Company Investment and Related Party Transactions
Related Party Transactions and Cash Management: Manitowoc Foodservice does not enter into transactions with related parties to purchase and/or sell goods or services in the ordinary course of business. Transactions between Manitowoc Foodservice and Manitowoc ParentCo (including its Cranes business) are reflected in Net Parent Company Investment in the combined balance sheets and in the combined statements of cash flows as a financing activity in “Net transfers (to) from Parent and affiliates”. Manitowoc Foodservice participated in Manitowoc ParentCo’s centralized cash management program in which cash is swept each day and held in a centralized account at the corporate level. Cash held in these centralized accounts has not been allocated to Manitowoc Foodservice. The only cash reflected in the combined balance sheets is that which is held directly by specific Manitowoc Foodservice entities.
Net Parent Company Investment and Corporate Cost Allocations: Historically, Manitowoc ParentCo performs certain general and corporate functions on Manitowoc Foodservice’s behalf. These costs include, but are not limited to, accounting, treasury, tax, legal, human resources, audit, and information technology (“general corporate expenses”). For purposes of preparing the combined financial statements these costs have been allocated on a basis of direct usage, where identifiable, or through the use of allocation methodologies based on percentage of sales, headcount, or other methodologies deemed appropriate by management. These general corporate expenses are included within “Engineering, selling, and administrative” costs and Net Parent Company Investment, accordingly. Management believes the assumptions associated with allocating these costs are reasonable. Nevertheless, the combined financial statements may not include all of the actual expense that would have been incurred and may not represent Manitowoc Foodservice’s results of operations, financial position, or cash flows had it been a stand-alone company during the periods presented. Actual costs that would have been incurred if Manitowoc Foodservice had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. General corporate expenses allocated to Manitowoc Foodservice during the fiscal years ended December 31, 2014, 2013 and 2012 were $22.1 million, $26.3 million and $26.6 million, respectively.
None of Manitowoc ParentCo’s debt has been reflected in the combined balance sheet of Manitowoc Foodservice, because Manitowoc Foodservice is not a party to the obligation between Manitowoc ParentCo and the debt holders. No financing costs or interest expense associated with Manitowoc ParentCo’s debt has been allocated to the combined financial statements.
All significant intercompany transactions between Manitowoc Foodservice and Manitowoc ParentCo (including its Cranes business), have been included within Net Parent Company Investment in the combined balance sheets. The total effect of the settlement of these intercompany transactions is reflected as a financing activity in the combined statements of cash flows. However, the interest income and expense related to the notes with Manitowoc ParentCo is presented on a net basis in the combined statement of operations. Interest income on the notes with Manitowoc ParentCo for the years ended December 31, 2014, 2013, and 2012, is net of interest expense on the notes with Manitowoc ParentCo of $1.3 million, $0.6 million, and $11.9 million, respectively. The notes receivable balances from Manitowoc ParentCo as of the years ended December 31, 2014, 2013, and 2012, were $273.9 million, $248.3 million, and $321.9 million, respectively. The notes payable balances to Manitowoc ParentCo as of the years ended December 31, 2014, 2013, and 2012, were $6.2 million, $12.4 million, and $85.4 million, respectively.
Guarantees: Certain of Manitowoc ParentCo’s subsidiaries, which includes selected entities that are part of Manitowoc Foodservice, have entered into guarantee agreements with Manitowoc ParentCo whereby these subsidiaries pledge their assets as collateral in the event of default by Manitowoc ParentCo on its debt or interest obligations. However, none of these Manitowoc Foodservice subsidiaries are named as obligors in the debt agreements held in the name of Manitowoc ParentCo. For that reason, Manitowoc ParentCo has not historically allocated debt balances and/or charged out third-party debt related expenses to its Foodservice Segment.
Furthermore, we expect these guarantee agreements will be terminated pursuant to the close of the Spin-Off. Therefore, Manitowoc Foodservice has not recognized any liability associated with the debt held by Manitowoc ParentCo or the asset collateral guarantee in its combined financial statements. No financing costs or interest expense associated with Manitowoc ParentCo’s debt has been allocated the combined financial statements.

22. Supplement Financial Information
The valuation and qualifying accounts for the years ended December 31, 2014, 2013 and 2012 are as follows:

(in millions)	Balance at Beginning of Year	Charge to Costs and Expenses	Utilization of Reserve	Other, Primarily Impact of Foreign Exchange Rates	Balance at end of Year
Year End December 31, 2012
Allowance for doubtful accounts	$3.8	$1.3	$(1.9)	$0.1	$3.3
Deferred tax valuation allowance	54.9	29.0	—	2.0	85.9
Year End December 31, 2013
Allowance for doubtful accounts	3.3	1.7	(1.9)	—	3.1
Deferred tax valuation allowance	85.9	(5.4)	(0.2)	(0.1)	80.2
Year End December 31, 2014
Allowance for doubtful accounts	3.1	4.2	(3.2)	(0.2)	3.9
Deferred tax valuation allowance	$80.2	$36.3	$(0.4)	$(3.0)	$113.1

23. Subsequent Events
The combined financial statements reflect management’s evaluation of subsequent events through September 1, 2015, the date Manitowoc Foodservice's audited combined financial statements as of and for the year-ended December 31, 2014, were available to be issued.
On August 31, 2015, Manitowoc ParentCo finalized changes to its accounts receivable securitization program. Among other actions, Manitowoc ParentCo entered into an amendment to the Receivables Purchase Agreement, the results of which were that (i) Foodservice Asia was added as an originator and as a servicer under the facility; and (ii) Manitowoc Foodservice's domestic originators were effectively released from their obligations under the related purchase and sale agreement and will now sell their accounts receivable to the Cayman Seller (prior to these changes, these receivables were sold to the U.S. Seller). The maximum commitment size of the securitization facility did not change and, therefore, remains at $185.0 million.

MANITOWOC FOODSERVICE
Condensed Combined Statements of Operations
For the Nine Months Ended September 30, 2015 and 2014

Unaudited	Nine Months Ended September 30,
Millions of dollars	2015	2014
Net sales	$1,178.4	$1,207.1
Costs and expenses:
Cost of sales	809.6	811.7
Engineering, selling and administrative expenses	223.3	229.5
Amortization expense	23.6	23.9
Restructuring expense	1.3	2.2
Separation expense	1.1	—
Other expense	0.4	—
Total costs and expenses	1,059.3	1,067.3
Operating earnings from continuing operations	119.1	139.8
Other (expense) income:
Interest expense on capital leases	(1.0)	(0.9)
Interest income on notes with Manitowoc ParentCo - net	13.5	12.1
Other income (expense) - net	1.9	(1.5)
Total other income	14.4	9.7
Earnings from continuing operations before taxes on income	133.5	149.5
Provision for taxes on income	41.8	15.6
Earnings from continuing operations	91.7	133.9
Discontinued operations:
Earnings (loss) from discontinued operations, net of income taxes of $0.0 and $(0.3), respectively	0.3	(0.4)
Loss on sale of discontinued operations, net of income taxes of $0.0 and $(0.6), respectively	—	(1.1)
Net earnings	$92.0	$132.4

The accompanying notes are an integral part of these condensed combined financial statements.

MANITOWOC FOODSERVICE
Condensed Combined Statements of Comprehensive Income
For the Nine Months Ended September 30, 2015 and 2014

Unaudited	Nine Months Ended September 30,
Millions of dollars	2015	2014
Net earnings	$92.0	$132.4
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	(19.0)	(7.9)
Unrealized (loss) income on derivatives, net of income taxes of $0.9 and $(0.1), respectively	(1.6)	0.1
Employee pension and postretirement benefits, net of income taxes of $0.0 and $0.0, respectively	0.8	0.4
Total other comprehensive loss, net of tax	(19.8)	(7.4)
Comprehensive income	$72.2	$125.0

The accompanying notes are an integral part of these condensed combined financial statements.

MANITOWOC FOODSERVICE
Condensed Combined Balance Sheets
As of September 30, 2015 and December 31, 2014

Unaudited	September 30, 2015	December 31, 2014
Millions of Dollars
Assets
Current Assets:
Cash and cash equivalents	$47.3	$16.5
Restricted cash	0.6	—
Accounts receivable, less allowances of $3.6 and $3.9, respectively	97.3	71.0
Inventories - net	159.1	163.2
Deferred income taxes	23.7	23.7
Other current assets	11.7	10.0
Current assets held for sale	8.1	5.1
Total current assets	347.8	289.5
Property, plant and equipment - net	127.0	134.3
Goodwill	844.6	872.8
Other intangible assets - net	524.6	584.5
Other non-current assets	16.7	17.2
Long-term assets held for sale	64.0	—
Total assets	$1,924.7	$1,898.3
Liabilities and Equity
Current Liabilities:
Accounts payable and accrued expenses	$277.6	$332.1
Current portion of capital leases	0.4	0.5
Product warranties	34.2	36.0
Current liabilities held for sale	20.2	—
Total current liabilities	332.4	368.6
Non-Current Liabilities:
Long-term capital leases	2.5	3.6
Deferred income taxes	217.1	218.0
Pension and postretirement health obligations	37.8	36.4
Other non-current liabilities	18.8	20.3
Long-term liabilities held for sale	0.7	—
Total non-current liabilities	276.9	278.3
Commitments and contingencies (Note 14)
Total Equity:
Net parent company investment	1,355.9	1,272.1
Accumulated other comprehensive loss	(40.5)	(20.7)
Total equity	1,315.4	1,251.4
Total liabilities and equity	$1,924.7	$1,898.3

The accompanying notes are an integral part of these condensed combined financial statements.

MANITOWOC FOODSERVICE
Condensed Combined Statements of Cash Flows
For the Nine Months Ended September 30, 2015 and 2014

Unaudited	Nine Months Ended September 30,
Millions of dollars	2015	2014
Cash Flows From Operations
Net earnings	$92.0	$132.4
Adjustments to reconcile net earnings to cash provided by operating activities of continuing operations:
Discontinued operations, net of income taxes	(0.3)	0.4
Depreciation	14.9	16.0
Amortization of intangible assets	23.6	23.9
Deferred income taxes	3.0	(4.1)
Loss on sale of discontinued operations	—	1.1
Loss on sale of property, plant and equipment	0.5	0.2
Other	2.2	2.1
Changes in operating assets and liabilities, excluding the effects of business acquisitions or dispositions:
Accounts receivable	(28.9)	(14.7)
Inventories	(7.7)	(18.9)
Other assets	(4.2)	(2.0)
Accounts payable	(23.6)	(2.6)
Accrued expenses and other liabilities	(3.0)	(0.6)
Net cash provided by operating activities of continuing operations	68.5	133.2
Net cash provided by (used for) operating activities of discontinued operations	0.3	(0.4)
Net cash provided by operating activities	68.8	132.8
Cash Flows From Investing
Capital expenditures	(9.6)	(17.7)
Proceeds from sale of property, plant and equipment	0.1	—
Restricted cash	(0.6)	—
Net cash used for investing activities	(10.1)	(17.7)
Cash Flows From Financing
Payments on capital leases	(0.4)	(3.1)
Proceeds from capital leases	0.5	1.0
Net transactions with Manitowoc ParentCo	(26.1)	(107.6)
Net cash used for financing activities	(26.0)	(109.7)
Effect of exchange rate changes on cash	(1.9)	(0.5)
Net increase in cash and cash equivalents	30.8	4.9
Balance at beginning of year	16.5	9.6
Balance at end of year	$47.3	$14.5

The accompanying notes are an integral part of these condensed combined financial statements.

MANITOWOC FOODSERVICE
Notes to Unaudited Condensed Combined Financial Statements
For the Nine Months Ended September 30, 2015 and 2014

1. Description of the Business and Basis of Presentation
The Proposed Transaction:
On January 29, 2015, Manitowoc ParentCo announced plans to create two independent public companies: the Crane Business and the Foodservice Business. To effect the separation, first, Manitowoc ParentCo will undertake an internal reorganization. Following the internal reorganization, Manitowoc ParentCo will hold the Crane Business, and Manitowoc Foodservice, Manitowoc ParentCo's wholly owned subsidiary, will hold the Foodservice Business. Then, Manitowoc ParentCo will distribute all of Manitowoc Foodservice's common stock to Manitowoc ParentCo’s shareholders, and Manitowoc Foodservice, holding the Foodservice Business, will become an independent publicly traded company.
In these condensed combined financial statements, unless the context otherwise requires:

•	"Manitowoc Foodservice," "we," "our" and "us" refer to Manitowoc Foodservice, Inc. and its combined subsidiaries, after giving effect to the internal reorganization and the distribution, and

•	"Manitowoc ParentCo" refers to The Manitowoc Company, Inc. and its consolidated subsidiaries, other than, for all periods following the Spin-Off, Manitowoc Foodservice.

•	"Spin-Off" refers to both the above described internal reorganization and distribution, collectively.

The Spin-Off is subject to the satisfaction, or Manitowoc ParentCo’s waiver, of a number of conditions. In addition, Manitowoc ParentCo has the right not to complete the Spin-Off if, at any time, the Manitowoc ParentCo Board of Directors determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Manitowoc ParentCo or its shareholders or is otherwise not advisable.
Nature of the Business
Manitowoc Foodservice is among the world’s leading designers and manufacturers of commercial foodservice equipment. It designs, manufactures, and services an integrated portfolio of carefully-selected, high-margin, hot and cold category products. We have one of the industry's broadest portfolios of products that create optimal value for our channels partners while delivering superior performance, quality, reliability, and durability for our customers. Our capabilities span refrigeration, ice-making, cooking, holding, food-preparation, and beverage-dispensing technologies, and allow us to equip entire commercial kitchens and serve the world’s growing demand for food prepared away from home. We supply foodservice equipment to commercial and institutional foodservice operators such as full-service restaurants, quick-service restaurant chains, hotels, caterers, supermarkets, convenience stores, business and industry, hospitals, schools and other institutions.
Basis of Presentation The accompanying condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and derived from the consolidated financial statements and accounting records of Manitowoc ParentCo. The accompanying condensed combined financial statements include the historical cost basis of assets and liabilities, revenues, and expenses of the individual entities that comprise Manitowoc ParentCo’s historical Foodservice segment, in addition to a corporate entity which historically supported Manitowoc Foodservice operations. All intercompany balances and transactions within Manitowoc Foodservice have been eliminated. However, interest income and expense related to the notes with Manitowoc ParentCo have been reflected on a net basis within the combined statement of operations as described in Note 20, "Net Parent Company Investment and Related Party Transactions."
As the separate legal entities that comprise the Foodservice business were not historically held by a single legal entity, Net Parent Company Investment is shown in lieu of shareholder’s equity in these condensed combined financial statements. Balances between Manitowoc Foodservice and Manitowoc ParentCo (including its Crane business) that were not historically settled in cash are included in Net Parent Company Investment. Net Parent Company Investment represents Manitowoc ParentCo’s interest in the recorded assets of Manitowoc Foodservice and represents the cumulative investment by Manitowoc ParentCo in the Foodservice business through the dates presented, inclusive of operating results.
During the periods presented, the Foodservice business functioned as part of the larger group of companies controlled by Manitowoc ParentCo, accordingly, Manitowoc ParentCo performed certain corporate overhead functions for the Foodservice business. Therefore, certain costs related to the Foodservice business have been allocated from Manitowoc ParentCo. These allocated costs are primarily related to: 1) corporate officers, 2) employee benefits and compensation, 3) share-based compensation, and 4) certain administrative functions, which are not provided at the business level including, but not limited to, finance, audit, legal, information technology, human resources, and investor relations. Where possible, these costs were allocated based on direct usage, with the remainder allocated on a basis of revenue, headcount, or other measures we have determined as reasonable.
Management of Manitowoc Foodservice believes the assumptions underlying the condensed combined financial statements, including the assumptions regarding the allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by the

Foodservice business during the periods presented. Nevertheless, the accompanying condensed combined financial statements may not be indicative of the Foodservice business's future performance, and do not necessarily include all the of the actual expenses that would have been incurred by Foodservice and may not reflect the results of operations, financial position, and cash flows had Manitowoc Foodservice been a standalone company during the periods presented.
Cash is managed centrally and flows through centralized bank accounts controlled and maintained by Manitowoc ParentCo. Accordingly, cash and cash equivalents held by Manitowoc ParentCo at the corporate level were not attributable to the Foodservice business for any of the periods presented. Only cash amounts specifically attributable Manitowoc Foodservice are reflected in the condensed combined balance sheets. Transfers of cash, both to and from Manitowoc ParentCo’s centralized cash management system, are reflected as a component of Net Parent Company Investment in Manitowoc Foodservice’s condensed combined balance sheets and as a financing activity on the accompanying condensed combined statements of cash flows. Additionally, none of Manitowoc ParentCo’s debt has been allocated to the condensed combined financial statements as Manitowoc Foodservice has no legal obligation for any of the debt agreements. Manitowoc Foodservice received funding as part of Manitowoc ParentCo's central treasury program.
Income tax expense in the condensed combined statement of operations is computed on a separate return basis, as if Manitowoc Foodservice was operating as a separate consolidated group and filed separate tax returns in the jurisdictions in which it operates. As a result of potential changes to our business model and potential past and future tax planning, income tax expense included in the condensed combined financial statements may not be indicative of Manitowoc Foodservice's future expected tax rate. In addition, cash tax payments and items of current and deferred taxes may not be reflective of Manitowoc Foodservice's actual tax balances prior to or subsequent to the Spin-Off.

2.  Accounting Policies
In the opinion of management, the accompanying unaudited condensed combined financial statements contain all adjustments necessary for a fair statement of the results of operations and comprehensive income for the nine months ended September 30, 2015 and 2014, the cash flows for the same nine-month periods, and the financial position at September 30, 2015 and December 31, 2014, and except as otherwise discussed such adjustments consist of only those of a normal recurring nature.  The interim results are not necessarily indicative of results for a full year and do not contain information included in Manitowoc Foodservice’s annual combined financial statements and notes for the year ended December 31, 2014.  Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to SEC’s rules and regulations dealing with interim financial statements.  However, Manitowoc Foodservice believes that the disclosures made in the condensed combined financial statements included herein are adequate to make the information presented not misleading.

3. Discontinued Operations
The following selected financial data of various businesses disposed of prior to 2014, primarily consisting of administrative costs, for the nine months ended September 30, 2015 and 2014, is presented for informational purposes only and does not necessarily reflect what the results of operations would have been had the businesses operated as stand-alone entities. There was no general corporate expense or interest expense allocated to discontinued operations for these businesses during the periods presented.

	Nine months ended September 30,
(in millions)	2015	2014
Net sales	$—	$—

Pretax earnings (loss) from discontinued operations	$0.3	$(0.7)
Benefit for taxes on earnings	—	(0.3)
Net earnings (loss) from discontinued operations	$0.3	$(0.4)
During the third quarter of 2014, Manitowoc ParentCo settled a pension obligation related to a previously disposed entity, which resulted in a $1.1 million loss on sale of discontinued operations, net of income tax benefit of $0.6 million, during the period.
4. Disposals
During the third quarter of 2015, Manitowoc ParentCo's board of directors approved a plan to hold for sale a non-material Manitowoc Foodservice subsidiary. In accordance with ASC Topic 360, “Property, Plant, and Equipment,” the assets and liabilities of this business have been classified as held for sale on the condensed combined balance sheet as of September 30, 2015.

5. Fair Value of Financial Instruments

The following tables set forth financial assets and liabilities which were attributable to Manitowoc Foodservice and were accounted for at fair value on a recurring basis as of September 30, 2015 and December 31, 2014 by level within the fair value hierarchy.  Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value as of September 30, 2015
(in millions)	Level 1	Level 2	Level 3	Total
Current Liabilities:
Foreign currency exchange contracts	$—	$0.4	$—	$0.4
Commodity contracts	—	3.1	—	3.1
Total current liabilities at fair value	$—	$3.5	$—	$3.5
Non-current Liabilities:
Commodity contracts	$—	$0.5	$—	$0.5
Total non-current liabilities at fair value	$—	$0.5	$—	$0.5
Total liabilities at fair value	$—	$4.0	$—	$4.0

	Fair Value as of December 31, 2014
(in millions)	Level 1	Level 2	Level 3	Total
Current Liabilities:
Foreign currency exchange contracts	$—	$0.7	$—	$0.7
Commodity contracts	—	0.7	—	0.7
Total current liabilities at fair value	$—	$1.4	$—	$1.4
Non-current Liabilities:
Commodity contracts:	$—	$0.3	$—	$0.3
Total non-current liabilities at fair value	$—	$0.3	$—	$0.3
Total liabilities at fair value	$—	$1.7	$—	$1.7
ASC Subtopic 820-10, “Fair Value Measurement,” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Subtopic 820-10 classifies the inputs used to measure fair value into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or
Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or
Inputs other than quoted prices that are observable for the asset or liability

Level 3	Unobservable inputs for the asset or liability
Manitowoc Foodservice endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  The carrying values of cash and cash equivalents, accounts receivable, accounts payable, deferred purchase price notes on receivables sold (see Note 10, “Accounts Receivable Securitization”) and short-term variable debt, approximate fair value, without being discounted as of September 30, 2015 and December 31, 2014, due to the short-term nature of these instruments.
As a result of its global operating and financing activities, Manitowoc Foodservice is exposed to market risks from changes in interest rates, foreign currency exchange rates, and commodity prices, which may adversely affect its operating results and financial position. When deemed appropriate, Manitowoc Foodservice minimizes these risks through the use of derivative financial instruments. Derivative financial instruments are used to manage risk and are not used for trading or other speculative purposes, and Manitowoc Foodservice does not use leveraged derivative financial instruments. The foreign currency exchange, commodity, and interest rate contracts are valued through an independent valuation source that uses an industry standard data provider, with resulting valuations periodically validated through third-party or counterparty quotes. As such, these derivative instruments are classified within Level 2.

6. Derivative Financial Instruments
Manitowoc Foodservice’s risk management objective is to ensure that business exposures to risks that have been identified and measured and are capable of being controlled are minimized or managed using what it believes to be the most effective and efficient methods to manage, eliminate, reduce, or transfer such exposures.  Operating decisions consider associated risks and transactions are structured to minimize or manage risk whenever possible.
Use of derivative instruments is consistent with the overall business and risk management objectives of Manitowoc Foodservice.  Derivative instruments may be used to manage business risk within limits specified by Manitowoc ParentCo’s risk policy and to manage exposures that have been identified through the risk identification and measurement process, provided that they clearly qualify as “hedging” activities as defined in the risk policy.  Use of derivative instruments is not automatic, nor is it necessarily the only response to managing pertinent business risk.  Use is permitted only after the risks that have been identified are determined to exceed defined tolerance levels and are considered to be unavoidable.
The primary risks managed by Manitowoc ParentCo on Manitowoc Foodservice's behalf using derivative instruments are commodity price risk and foreign currency exchange risk.  Swap contracts on various commodities are used to manage the price risk associated with forecasted purchases of materials used in Manitowoc Foodservice's manufacturing processes.  Manitowoc ParentCo also enters into various foreign currency derivative instruments on Manitowoc Foodservice’s behalf to manage foreign currency risk associated with Manitowoc Foodservice’s projected foreign currency denominated purchases, sales, and receivable and payable balances.
ASC Subtopic 815-10, “Derivatives and Hedging,” requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.  In accordance with ASC Subtopic 815-10, Manitowoc Foodservice designates commodity swaps and foreign currency exchange contracts as cash flow hedges of forecasted purchases of commodities and currencies.
For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and is reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.  Gains and losses on the derivative instruments representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.  In the next twelve months Manitowoc Foodservice estimates that $2.2 million of unrealized losses net of tax related to commodity price and currency exchange rate hedging will be reclassified from other comprehensive income into earnings.  Foreign currency and commodity hedging is generally completed prospectively on a rolling basis for between twelve and twenty-four months, respectively, depending on the type of risk being hedged.
As of September 30, 2015 and December 31, 2014, Manitowoc Foodservice had the following outstanding commodity and foreign currency exchange contracts that were intended to hedge forecasted transactions:

	Units Hedged
Commodity	September 30, 2015	December 31, 2014	Unit	Type
Aluminum	1,510	1,657	MT	Cash flow
Copper	583	820	MT	Cash flow
Natural gas	52,618	56,792	MMBtu	Cash flow
Steel	15,145	12,364	Tons	Cash flow

	Units Hedged
Short Currency	September 30, 2015	December 31, 2014	Type
Canadian Dollar	1,783,060	7,984,824	Cash flow
European Euro	821,490	—	Cash flow
British Pound	571,100	—	Cash flow
Mexican Peso	46,263,687	52,674,383	Cash flow
For derivative instruments that are not designated as hedging instruments under ASC Subtopic 815-10, the gains or losses on the derivatives are recognized in current earnings within other (expense) income, net in the condensed combined statements of operations.  As of September 30, 2015 and December 31, 2014, Manitowoc Foodservice had the following outstanding foreign currency exchange contracts that were not designated as hedging instruments:

	Units Hedged
Short Currency	September 30, 2015	December 31, 2014	Recognized Location	Purpose
Euro	1,232,000	2,172,068	Other income, net	Accounts Payable and Receivable Settlement
Canadian Dollar	—	2,516	Other income, net	Accounts Payable and Receivable Settlement
Mexican Peso	2,288,431	3,151,000	Other income, net	Accounts Payable and Receivable Settlement
The fair value of outstanding derivative contracts recorded as assets in the accompanying condensed combined balance sheets as of September 30, 2015 and December 31, 2014 was as follows:

ASSET DERIVATIVES
		September 30, 2015	December 31, 2014
(in millions)	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Foreign exchange contracts	Other current assets	$—	$—
Total derivatives designated as hedging instruments		$—	$—

ASSET DERIVATIVES
		September 30, 2015	December 31, 2014
(in millions)	Balance Sheet Location	Fair Value
Derivatives NOT designated as hedging instruments
Foreign exchange contracts	Other current assets	$—	$—
Total derivatives NOT designated as hedging instruments		$—	$—

Total asset derivatives		$—	$—

The fair value of outstanding derivative contracts recorded as liabilities in the accompanying condensed combined balance sheets as of September 30, 2015 and December 31, 2014 was as follows:

		LIABILITY DERIVATIVES
		September 30, 2015	December 31, 2014
(in millions)	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Foreign exchange contracts	Accounts payable and accrued expenses	$0.4	$0.6
Commodity contracts	Accounts payable and accrued expenses	3.1	0.7
Commodity contracts	Other non-current liabilities	0.5	0.3
Total derivatives designated as hedging instruments		$4.0	$1.6

		LIABILITY DERIVATIVES
		September 30, 2015	December 31, 2014
(in millions)	Balance Sheet Location	Fair Value
Derivatives NOT designated as hedging instruments
Foreign exchange contracts	Accounts payable and accrued expenses	$—	$0.1
Total derivatives NOT designated as hedging instruments		$—	$0.1

Total liability derivatives		$4.0	$1.7

The effect of derivative instruments on the condensed combined statements of operations for the nine months ended September 30, 2015 and September 30, 2014 for gains or losses initially recognized in accumulated other comprehensive income (AOCI) in the condensed combined balance sheets was as follows:

	Amount of Gain or (Loss) on Derivative Recognized in AOCI (Effective Portion, net of tax)		Location of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships (in millions)	September 30, 2015	September 30, 2014		September 30, 2015	September 30, 2014
Foreign exchange contracts	$0.1	$0.1	Cost of sales	$(1.2)	$(0.7)
Commodity contracts	(1.6)	0.1	Cost of sales	(2.2)	(0.2)
Total	$(1.5)	$0.2		$(3.4)	$(0.9)

Derivatives	Location of Gain or (Loss) on Derivative Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) on Derivative Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Relationships (in millions)		September 30, 2015	September 30, 2014
Commodity contracts	Cost of sales	$0.1	$0.1
Total		$0.1	$0.1

Derivatives Not Designated as Hedging Instruments (in millions)	Location of Gain or (Loss) on Derivative Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) on Derivative Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Relationships (in millions)		September 30, 2015	September 30, 2014
Foreign exchange contracts	Other Income	$0.1	$—
Total		$0.1	$—

7. Inventories
The components of inventories as of September 30, 2015 and December 31, 2014 are summarized as follows:

(in millions)	September 30, 2015	December 31, 2014
Inventories - gross:
Raw materials	$68.2	$77.2
Work-in-process	21.1	21.5
Finished goods	97.8	87.9
Total inventories - gross	187.1	186.6
Excess and obsolete inventory reserve	(24.9)	(20.3)
Net inventories at FIFO cost	162.2	166.3
Excess of FIFO costs over LIFO value	(3.1)	(3.1)
Inventories - net	$159.1	$163.2

8. Goodwill and Other Intangible Assets
Manitowoc Foodservice has three reportable segments: Americas, EMEA, and APAC. The changes in the carrying amount of goodwill by reportable segment for the year ended December 31, 2014 and the nine months ended September 30, 2015 are as follows:

(in millions)	Americas	EMEA	APAC	Total
Gross balance as of January 1, 2014	$1,172.7	$208.9	$7.5	$1,389.1
Accumulated asset impairments	(312.2)	(203.5)	—	(515.7)
Net balance as of January 1, 2014	860.5	5.4	7.5	873.4
Foreign currency impact	—	(0.5)	(0.1)	(0.6)
Gross Balance at December 31, 2014	1,172.7	208.4	7.4	1,388.5
Accumulated asset impairments	(312.2)	(203.5)	—	(515.7)
Net Balance at December 31, 2014	860.5	4.9	7.4	872.8
Foreign currency impact	—	—	(0.3)	(0.3)
Reclass to held for sale	(27.9)	—	—	(27.9)
Gross Balance as of September 30, 2015	1,144.8	208.4	7.1	1,360.3
Accumulated asset impairments	(312.2)	(203.5)	—	(515.7)
Net Balance as of September 30, 2015	$832.6	$4.9	$7.1	$844.6
Manitowoc Foodservice accounts for goodwill and other intangible assets under the guidance of ASC Topic 350, “Intangibles - Goodwill and Other.” Manitowoc Foodservice performs an annual impairment test at June 30 of every year or more frequently if events or changes in circumstances indicate that the asset might be impaired. Manitowoc Foodservice tests its reporting units and indefinite-lived intangible assets using a fair-value method based on the present value of future cash flows, which involves management’s judgments and assumptions about the amounts of those cash flows and the discount rates used. The estimated fair value is then compared with the carrying amount of the reporting unit, including recorded goodwill, or indefinite-lived intangible asset. The intangible asset is then subject to risk of write-down to the extent that the carrying amount exceeds the estimated fair value.
As of June 30, 2015, Manitowoc Foodservice performed the annual impairment test for its reporting units as well as its indefinite-lived intangible assets, and based on those results, no impairment was indicated.
The gross carrying amount, accumulated amortization and net book value of Manitowoc Foodservice’s intangible assets other than goodwill at September 30, 2015 and December 31, 2014 are as follows:

	September 30, 2015			December 31, 2014
(in millions)	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Trademarks and tradenames	$172.1	$—	$172.1	$199.4	$—	$199.4
Customer relationships	415.1	(145.3)	269.8	415.0	(129.5)	285.5
Patents	1.7	(1.6)	0.1	1.7	(1.4)	0.3
Other intangibles	143.9	(61.3)	82.6	160.7	(61.4)	99.3
Total	$732.8	$(208.2)	$524.6	$776.8	$(192.3)	$584.5
Amortization expense for the nine months ended September 30, 2015 and September 30, 2014 was $23.6 million and $23.9 million respectively.

9.  Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses at September 30, 2015 and December 31, 2014 are summarized as follows:

(in millions)	September 30, 2015	December 31, 2014
Trade accounts payable and interest payable	$120.9	$161.6
Employee related expenses	29.4	31.1
Restructuring expenses	14.8	15.6
Profit sharing and incentives	3.2	4.1
Accrued rebates	47.3	52.3
Deferred revenue - current	3.8	3.8
Dividend payable to Manitowoc ParentCo	—	6.2
Income taxes payable	5.2	5.2
Customer advances	4.2	3.9
Product liability	2.8	2.2
Miscellaneous accrued expenses	46.0	46.1
Total accounts payable and accrued expenses	$277.6	$332.1

10. Accounts Receivable Securitization
The accounts receivable securitization facility, ("The Securitization Program"), is comprised of two funding entities: Manitowoc Funding, LLC (“U.S. Seller”) and Manitowoc Cayman Islands Funding Ltd. (“Cayman Seller”). Prior to the amendment of the securitization program on August 31, 2015, (“Securitization Amendment” as discussed below), the U.S. Seller had historically serviced domestic entities of both the Foodservice and Crane segments of Manitowoc ParentCo and remitted all funds received directly to Manitowoc ParentCo. As of August 31, 2015, the U.S. Seller serviced only the domestic entities of the Crane segment of Manitowoc ParentCo. Prior the Securitization Amendment, the Cayman Seller had historically serviced solely Manitowoc Foodservice foreign entities and remitted all funds to Manitowoc Foodservice entities. As of August 31, 2015, the Cayman Seller serviced the domestic and foreign entities of the Foodservice segment of Manitowoc ParentCo. The U.S. Seller entity will remain with Manitowoc ParentCo subsequent to the Spin-Off, while the Cayman Seller will be transferred to Manitowoc Foodservice subsequent to the Spin-Off. As the U.S. Seller is not directly attributable to Manitowoc Foodservice, only the receivables which were transferred to the U.S. Seller but not sold are reflected in the Manitowoc Foodservice condensed combined balance sheet as of December 31, 2014. A portion of the U.S. Seller’s historical expenses related to bond administration fees and settlement fees were allocated to Manitowoc Foodservice for the period during which the U.S. Seller serviced the Foodservice domestic entities, prior to the Securitization Amendment. As the Cayman Seller is directly attributable to Manitowoc Foodservice, the assets, liabilities, income, and expenses of the Cayman Seller are included in Manitowoc Foodservice’s combined statement of operations and balance sheet.
On August 31, 2015, Manitowoc ParentCo finalized changes to its accounts receivable securitization program. Among other actions, Manitowoc ParentCo entered into an amendment to the Receivables Purchase Agreement, the results of which were that (i) Foodservice Asia was added as an originator and as a servicer under the facility; and (ii) Manitowoc Foodservice's domestic originators were effectively released from their obligations under the related purchase and sale agreement and will now sell their accounts receivable to the Cayman Seller (prior to these changes, these receivables were sold to the U.S. Seller). The maximum commitment size of the securitization facility did not change.
Manitowoc ParentCo maintains an accounts receivable securitization program with a commitment size of $185 million, whereby transactions under the program are accounted for as sales in accordance with ASC Topic 860, “Transfers and Servicing.”  Sales of trade receivables under the program are reflected as a reduction of accounts receivable in the accompanying combined balance sheets and the proceeds received, including collections on the deferred purchase price notes, are included in cash flows from operating activities in the accompanying condensed combined statements of cash flows.  Manitowoc Foodservice deems the interest rate risk related to the deferred purchase price notes to be de minimis, primarily due to the short average collection cycle of the related receivables (i.e., less than 60 days) as noted below. Trade accounts receivables sold to a third-party financial institution (“Purchaser”) and being serviced by the company totaled $102.5 million as of September 30, 2015 and $21.1 million at December 31, 2014.
Due to a short average collection cycle of less than 60 days for such accounts receivable as well as Manitowoc Foodservice’s collection history, the fair value of Manitowoc Foodservice’s deferred purchase price notes approximates book value.  The fair value of the deferred purchase price notes recorded as of September 30, 2015 and December 31, 2014 was $84.7 million and $33.1 million, respectively, and is included in accounts receivable in the accompanying condensed combined balance sheets.
The accounts receivable securitization program also contains customary affirmative and negative covenants. As of September 30, 2015, Manitowoc ParentCo was in compliance with all affirmative and negative covenants pertaining to the accounts receivable securitization program.

11.  Income Taxes
For the nine months ended September 30, 2015, Manitowoc Foodservice recorded income tax expense of $41.8 million, compared to income tax expense of $15.6 million for the nine months ended September 30, 2014. The increase in Manitowoc Foodservice's tax expense for the nine months ended September 30, 2015 relative to the prior year relates primarily to an election made with the IRS in the third quarter of 2014 to treat Enodis Holdings Ltd, Manitowoc Foodservice’s UK Holding Company, as a partnership for U.S. federal income tax purposes. As a result of this status change, Manitowoc Foodservice recorded a $25.6 million capital loss tax benefit. Manitowoc Foodservice's effective tax rate is lower than the U.S. federal statutory rate of 35% due to results of foreign operations that are subject to income taxes at lower statutory rates.
Manitowoc Foodservice will continue to periodically evaluate its valuation allowance requirements in light of changing facts and circumstances, and may adjust its deferred tax asset valuation allowances accordingly. It is reasonably possible that Manitowoc Foodservice will either add to, or reverse a portion of its existing deferred tax asset valuation allowances in the future. Such changes in the deferred tax asset valuation allowances will be reflected in the current operations through Manitowoc Foodservice’s income tax provision, and could have a material effect on operating results.
Manitowoc Foodservice’s unrecognized tax benefits, excluding interest and penalties, were $16.6 million as of September 30, 2015, and $16.6 million as of December 31, 2014. During the next twelve months, it is reasonably possible that $0.1 million of the unrecognized tax benefits, if recognized, would affect the annual effective tax rate.
Manitowoc Foodservice regularly assesses the likelihood of an adverse outcome resulting from examinations to determine the adequacy of its tax reserves.  As of September 30, 2015, Manitowoc Foodservice believes that it is more likely than not that the tax positions it has taken will be sustained upon the resolution of its audits resulting in no material impact on its consolidated financial position and the results of operations and cash flows.  However, the final determination with respect to any tax audits, and any related litigation, could be materially different from its estimates and/or from its historical income tax provisions and accruals and could have a material effect on operating results and/or cash flows in the periods for which that determination is made.  In addition, future period earnings may be adversely impacted by litigation costs, settlements, penalties, and/or interest assessments.

12.  Equity
The following is a roll forward of net parent company investment for the nine months ended September 30, 2015 and 2014:

(in millions)	Net Parent Company Investment
Balance at December 31, 2014	$1,272.1
Net earnings	92.0
Net decrease in net parent company investment	(8.2)
Balance at September 30, 2015	$1,355.9

(in millions)	Net Parent Company Investment
Balance at December 31, 2013	$1,267.2
Net earnings	132.4
Net decrease in net parent company investment	(91.7)
Balance at September 30, 2014	$1,307.9
Summaries of the changes in accumulated other comprehensive income (loss), net of tax, by component for the nine months ended September 30, 2015 and 2014 are as follows:

(in millions)	Foreign Currency Translation	Gains and Losses on Cash Flow Hedges	Pension & Postretirement	Total
Balance at December 31, 2014	$17.3	$(1.0)	$(37.0)	$(20.7)
Other comprehensive (loss) income before reclassifications	(19.0)	(3.7)	—	(22.7)
Amounts reclassified from accumulated other comprehensive income (loss)	—	2.1	0.8	2.9
Net current period other comprehensive (loss) income	(19.0)	(1.6)	0.8	(19.8)
Balance at September 30, 2015	$(1.7)	$(2.6)	$(36.2)	$(40.5)

(in millions)	Foreign Currency items	Gains and Losses on Cash Flow Hedges	Pension & Postretirement	Total
Balance at December 31, 2013	$34.2	$(0.4)	$(32.6)	$1.2
Other comprehensive income (loss) before reclassifications	(7.9)	(0.5)	—	(8.4)
Amounts reclassified from accumulated other comprehensive income (loss)	—	0.6	0.4	1.0
Net current period other comprehensive (loss) income	(7.9)	0.1	0.4	(7.4)
Balance at September 30, 2014	$26.3	$(0.3)	$(32.2)	$(6.2)
The following is a reconciliation of the reclassifications out of accumulated other comprehensive income (loss), net of tax, for the nine months ended September 30, 2015:

	Nine Months Ended September 30, 2015
(in millions)	Amount Reclassified from Accumulated Other Comprehensive Income		Recognized Location
Gains and losses on cash flow hedges
Foreign exchange contracts	$(1.2)		Cost of sales
Commodity contracts	(2.2)		Cost of sales
	(3.4)		Total before tax
	1.3		Tax benefit
	$(2.1)		Net of tax
Amortization of pension and postretirement items
Actuarial losses	(0.8)	(a)
	(0.8)		Total before tax
	—		Tax benefit
	$(0.8)		Net of tax

Total reclassifications for the period	$(2.9)		Net of tax

(a) These accumulated other comprehensive income (loss) components are included in the computation of net periodic pension cost (see Note 16, “Employee Benefit Plans,” for further details).
The following is a reconciliation of the reclassifications out of accumulated other comprehensive income (loss), net of tax, for the nine months ended September 30, 2014:

	Nine Months Ended September 30, 2014
(in millions)	Amount Reclassified from Accumulated Other Comprehensive Income		Recognized Location
Gains and losses on cash flow hedges
Foreign exchange contracts	$(0.7)		Cost of sales
Commodity contracts	(0.2)		Cost of sales
	(0.9)		Total before tax
	0.3		Tax benefit
	$(0.6)		Net of tax
Amortization of pension and postretirement items
Actuarial losses	(0.4)	(a)
	(0.4)		Total before tax
	—		Tax benefit
	$(0.4)		Net of tax

Total reclassifications for the period	$(1.0)		Net of tax

(a) These accumulated other comprehensive income (loss) components are included in the computation of net periodic pension cost (see Note 16, “Employee Benefit Plans,” for further details).

13.  Stock-Based Compensation
During the periods presented certain employees of Manitowoc Foodservice participated in stock-based compensation plans sponsored by Manitowoc ParentCo. Under these stock-based compensation plans Manitowoc ParentCo provides awards to employees of Manitowoc Foodservice with restricted common stock, restricted stock units, and stock options to purchase shares of Manitowoc ParentCo. Because Manitowoc Foodservice provides employee services in considerations for participation in Manitowoc ParentCo’s plans, a stock-based compensation expense for the awards granted to Manitowoc Foodservice employees has been reflected in the condensed combined financial statements. See Note 19, “Net Parent Company Investment and Related Party Transactions” for further information on corporate allocations.
Stock-based compensation expense was $2.3 million and $2.0 million for the nine months ended September 30, 2015 and 2014, respectively.  Manitowoc ParentCo granted options to acquire 0.2 million and 0.1 million shares of common stock to employees during the nine months ended September 30, 2015 and 2014, respectively.  In addition, Manitowoc ParentCo issued a total of 0.1 million restricted stock units to employees and directors during the nine months ended September 30, 2015, and 0.1 million shares of restricted stock units to employees and directors during the nine months ended September 30, 2014.  The restricted stock units granted to employees vest on the third anniversary of the grant date. The restricted stock units granted to directors vest on the second anniversary of the grant date.
Manitowoc Foodservice recognizes stock-based compensation expense over the stock-based awards’ vesting period.

14.  Contingencies and Significant Estimates
As of September 30, 2015, Manitowoc Foodservice held reserves for environmental matters related to Enodis locations of approximately $0.6 million.  At certain of Manitowoc Foodservice’s other facilities, Manitowoc Foodservice has identified potential contaminants in soil and groundwater.  The ultimate cost of any remediation required will depend upon the results of future investigation.  Based upon available information, Manitowoc Foodservice does not expect the ultimate costs at any of these locations will have a material adverse effect on its financial condition, results of operations, or cash flows individually or in the aggregate.
Manitowoc Foodservice believes that it has obtained and is in substantial compliance with those material environmental permits and approvals necessary to conduct its various businesses.  Based on the facts presently known, Manitowoc Foodservice does not expect environmental compliance costs to have a material adverse effect on its financial condition, results of operations, or cash flows.
As of September 30, 2015, various product-related lawsuits were pending.  To the extent permitted under applicable law, all of these are insured with self-insurance retention levels.  Manitowoc Foodservice’s self-insurance retention levels vary by business, and have fluctuated over the last ten years.  The range of Manitowoc Foodservice’s self-insured retention levels is $0.1 million to $0.3 million per occurrence. As of September 30, 2015, the largest self-insured retention level for new occurrences currently maintained by Manitowoc Foodservice is $0.3 million per occurrence and applies to product liability claims for the hot and cold category products manufactured in the United States.
Product liability reserves in the combined balance sheets as of September 30, 2015 and December 31, 2014 were $2.8 million and $2.2 million, respectively; $0.4 million and $0.2 million, respectively, was reserved specifically for actual cases and $2.3 million and $2.0 million respectively, for claims incurred but not reported, which were estimated using actuarial methods.  Based on Manitowoc Foodservice’s experience in defending product liability claims, management believes the current reserves are adequate for estimated case resolutions on aggregate self-insured claims and insured claims.  Any recoveries from insurance carriers are dependent upon the legal sufficiency of claims and solvency of insurance carriers.
As of September 30, 2015 and December 31, 2014, Manitowoc Foodservice had reserved $39.9 million and $42.0 million, respectively, for warranty claims included in product warranties and other non-current liabilities in the combined balance sheets.  Certain of these warranty and other related claims involve matters in dispute that ultimately are resolved by negotiation, arbitration, or litigation. See Note 14, "Guarantees," for more information.
It is reasonably possible that the estimates for environmental remediation, product liability and warranty costs may change in the near future based upon new information that may arise or matters that are beyond the scope of Manitowoc Foodservice’s historical experience.  Presently, there are no reliable methods to estimate the amount of any such potential changes.
Manitowoc Foodservice is also involved in various legal actions arising out of the normal course of business, which, taking into account the liabilities accrued and legal counsel’s evaluation of such actions, in the opinion of management, the ultimate resolution, individually and in the aggregate, is not expected to have a material adverse effect on Manitowoc Foodservice’s financial condition, results of operations, or cash flows.

15. Guarantees
In the normal course of business, Manitowoc Foodservice provides its customers a warranty covering workmanship, and in some cases materials, on products manufactured by the company.  Such warranty generally provides that products will be free from defects for periods ranging from 12 months to 60 months with certain equipment having longer-term warranties.  If a product fails to comply with Manitowoc Foodservice’s warranty, Manitowoc Foodservice may be obligated, at its expense, to correct any defect by repairing or replacing such defective products.  Manitowoc Foodservice provides for an estimate of costs that may be incurred under its warranty at the time product revenue is recognized.  These costs primarily include labor and materials, as necessary, associated with repair or replacement.  The primary factors that affect Manitowoc Foodservice’s warranty liability include the number of units shipped and historical and anticipated warranty claims.  As these factors are impacted by actual experience and future expectations, Manitowoc Foodservice assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary.  Below is a table summarizing the warranty activity for the nine months ended September 30, 2015 and the year ended December 31, 2014:

(in millions)	Nine Months Ended September 30, 2015	Year Ended December 31, 2014
Balance at beginning of period	$42.0	$38.3
Accruals for warranties issued during the period	17.1	27.9
Settlements made (in cash or in kind) during the period	(18.5)	(23.7)
Currency translation	(0.7)	(0.5)
Balance at end of period	$39.9	$42.0

16. Employee Benefit Plans
Manitowoc ParentCo maintains three defined contribution retirement plans for its employees: (1) The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Manitowoc 401(k) Retirement Plan”); (2) The Manitowoc Company, Inc. Retirement Savings Plan (the “Manitowoc Retirement Savings Plan”); and (3) The Manitowoc Company, Inc. Deferred Compensation Plan (the “Manitowoc Deferred Compensation Plan”).  Each plan results in individual participant balances that reflect a combination of amounts contributed by Manitowoc ParentCo or deferred by the participant, amounts invested at the direction of either the company or the participant, and the continuing reinvestment of returns until the accounts are distributed.
In addition, Manitowoc Foodservice employees participate in the defined benefit plans, which are (1) shared with the employees of other Manitowoc ParentCo subsidiaries (the “Shared Plans”) and (2) are sponsored directly by Manitowoc Foodservice subsidiaries (the “Direct Plans”).
Manitowoc Foodservice accounts for these Shared Plans for the purpose of the condensed combined financial statements as a multiemployer plan. Accordingly, Manitowoc Foodservice does not record an asset or liability to recognize the funded status of the Shared Plans. However, the costs associated with these Shared Plans of $0.9 million and $0.6 million for the nine months ended September 30, 2015, and 2014, respectively, are reflected on the Manitowoc Foodservice combined statement of operations. This expense reflects an approximation of Manitowoc Foodservice’s portion of the costs of the Shared Plans as well as costs attributable to Manitowoc ParentCo corporate employees, which have been allocated to the Manitowoc Foodservice condensed combined statement of operations based on methodology deemed reasonable by management.
The Direct Plans are accounted for as defined benefit plans. Accordingly, the funded and unfunded position of each Direct Plan is recorded in Manitowoc Foodservice combined balance sheets and the income and expenses recorded in the combined statements of operations. Actuarial gains and losses that have not yet been recognized through income are recorded in accumulated other comprehensive income net of taxes until they are amortized as a component of net periodic benefit cost. The determination of benefit obligations and the recognition of expenses related to the Direct Plans are dependent on various assumptions. The major assumptions primarily relate to discount rates, long-term expected rates of return on plan assets, and future compensation increases. Management develops each assumption using relevant company experience in conjunction with market-related data for each individual country in which such plans exist.
The components of periodic benefit costs for the Direct Plans for the nine months ended September 30, 2015 and September 30, 2014 are as follows:

	Nine Months Ended September 30, 2015
(in millions)	Pension Plans	Postretirement Health and Other Plans
Service cost - benefits earned during the period	$0.3	$—
Interest cost of projected benefit obligations	4.9	0.1
Expected return on plan assets	(4.1)	—
Amortization of actuarial net loss	0.9	(0.1)
Net periodic benefit costs	$2.0	$—

	Nine Months Ended September 30, 2014
(in millions)	Pension Plans	Postretirement Health and Other Plans
Service cost - benefits earned during the period	$0.3	$—
Interest cost of projected benefit obligations	6.0	0.1
Expected return on plan assets	(5.2)	—
Amortization of actuarial net loss	0.7	(0.3)
Net periodic benefit costs	$1.8	$(0.2)

17. Restructuring
The following is a roll-forward of all restructuring activities relating to Manitowoc Foodservice for the nine months ended September 30, 2015 (in millions):

Restructuring Reserve			Restructuring Reserve
Balance as of December 31, 2014	Restructuring Charges	Use of Reserve	Balance as of September 30, 2015
$15.6	$1.3	$(2.1)	$14.8

18. Recent Accounting Changes and Pronouncements
In August 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements.” This update clarifies the guidance related to accounting for debt issuance costs related to line-of-credit arrangements. In April 2015, the FASB issued ASU 2015-03 which requires entities to present debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt liability, see further discussion of ASU 2015-03 below. The guidance in ASU 2015-03 did not address presentation or subsequent measurement of debt issuance costs related to line-of-credit arrangements. Given the absence of authoritative guidance within ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The company believes the adoption of this ASU will not have a material impact on its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory.” This update changes the guidance on accounting for inventory accounted for on a first-in first-out basis (FIFO). Under the revised standard, an entity should measure FIFO inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured on a last-in, first-out basis (LIFO). The amendments in this ASU are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016. We believe the adoption of this ASU will not have a material impact on our combined financial statements.

In April 2015, the FASB issued ASU No. 2015-05, “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” This update provides guidance on accounting for a software license in a cloud computing arrangement. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. Further, all software licenses are within the scope of Accounting Standards Codification Subtopic 350-40 and will be accounted for consistent with other licenses of intangible assets. The amendments in this ASU are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. We believe the adoption of this ASU will not have a material impact on our combined financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs.” To simplify the presentation of debt issuance costs, this update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, rather than as a deferred asset. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. The amendments in this ASU are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015, with early application permitted. The guidance will be applied on a retrospective basis. Manitowoc Foodservice is evaluating the impact that the adoption of this ASU will have on the its condensed combined financial statements.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 820)—Amendments to the Consolidation Analysis.” This update amends the current consolidation guidance for both the variable interest entity (VIE) and voting interest entity (VOE) consolidation models. The amendments in this ASU are effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Manitowoc Foodservice believes the adoption of this ASU will not have a material impact on its condensed combined financial statements.

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement—Extraordinary and Unusual Items.” This update eliminates from GAAP the concept of extraordinary items. ASU 2015-01 is effective for the first interim period within fiscal years beginning after December 15, 2015, with early adoption permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. A reporting entity may apply the amendments prospectively or retrospectively to all prior periods presented in the financial statements. Manitowoc Foodservice believes the adoption of this ASU will not have a material impact on its condensed combined financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements—Going Concern.” This update provided guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective in the first annual period ending after December 15, 2016, with early adoption permitted. Manitowoc Foodservice believes the adoption of this ASU will not have a material impact on its condensed combined financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” This update provided a principles-based approach to revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU provides a five-step model to be applied to all contracts with customers. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contact, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when each performance obligation is satisfied. The revenue standard is effective for the first interim period within fiscal years beginning after December 15, 2017 (as finalized by the FASB in August 2015 in ASU 2015-14), and can be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the update recognized at the date of initial application along with additional disclosures. Early adoption is permitted as of the original effective date—the first interim period within fiscal years beginning after December 15, 2016. Manitowoc Foodservice is evaluating the impact, if any, the adoption of this ASU will have on its condensed combined financial statements.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements and Property, Plant, and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This ASU changes the requirements for reporting discontinued operations in Accounting Standards Codification Subtopic 205-20, and now requires a disposal of a component of an entity or a group of components of an entity to be reported in discontinued operations only if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. There will also be additional disclosures required. The amendments in this ASU are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2014. The significance of this guidance for Manitowoc Foodservice is dependent on any future disposals.

19.  Business Segments
Manitowoc Foodservice identifies its segments using the “management approach,” which designates the internal organization that is used by management for making operating decisions and assessing performance as the source of Manitowoc Foodservice’s reportable segments.  Management organizes the business based on geography, and has designated the regions Americas, EMEA, and APAC as reportable segments. Net sales and earnings from operations by segment are summarized as follows:

	Nine Months Ended September 30,
(in millions)	2015	2014
Net sales from continuing operations:
Americas	$999.8	$1,003.5
EMEA	214.9	244.2
APAC	135.5	145.0
Eliminations	(171.8)	(185.6)
Total net sales	$1,178.4	$1,207.1
Operating earnings (loss) from continuing operations:
Americas	$142.3	$165.4
EMEA	15.7	12.9
APAC	16.5	15.4
Corporate expenses	(29.0)	(27.8)
Amortization expense	(23.6)	(23.9)
Restructuring expense	(1.3)	(2.2)
Separation expense	(1.1)	—
Other expense	(0.4)	—
Operating earnings from continuing operations	$119.1	$139.8
Other (expenses) income:
Interest expense on capital leases	$(1.0)	$(0.9)
Interest income on notes with Manitowoc ParentCo - net	13.5	12.1
Other income (expense), net	1.9	(1.5)
Total other income	$14.4	$9.7
Earnings from continuing operations before taxes on earnings	$133.5	$149.5
As of September 30, 2015, and December 31, 2014, the total assets by segment were as follows:

(in millions)	September 30, 2015	December 31, 2014
Americas	$1,595.0	$1,636.2
EMEA	153.8	158.3
APAC	100.9	96.7
Corporate	75.0	7.1
Total assets	$1,924.7	$1,898.3

20. Net Parent Company Investment and Related Party Transactions
Related Party Transactions and Cash Management: Manitowoc Foodservice does not enter into transactions with related parties to purchase and/or sell goods or services in the ordinary course of business. Transactions between Manitowoc Foodservice and Manitowoc ParentCo (including its Cranes business) are reflected in Net Parent Company Investment in the combined balance sheets and in the combined statements of cash flows as a financing activity in “Net transfers (to) from Parent and affiliates”. Manitowoc Foodservice participated in Manitowoc ParentCo’s centralized cash management program in which cash is swept each day and held in a centralized account at the corporate level. Cash held in these centralized accounts has not been allocated to Manitowoc Foodservice. The only cash reflected in the combined balance sheets is that which is held directly by specific Manitowoc Foodservice entities.
Net Parent Company Investment and Corporate Cost Allocations: Historically, Manitowoc ParentCo performs certain general and corporate functions on Manitowoc Foodservice’s behalf. These costs include, but are not limited to, accounting, legal, human resources, audit, and information technology (“general corporate expenses”). For purposes of preparing the condensed combined financial statements these costs have been allocated on a basis of direct usage, where identifiable, or through the use of allocation methodologies based on percentage of sales, headcount, or other methodologies deemed appropriate by management. These general corporate expenses are included within “Engineering, selling, and administrative” costs and Net Parent Company Investment, accordingly. Management believes the assumptions associated with allocating these costs are reasonable. Nevertheless, the condensed combined financial statements may not include all of the actual expense that would have been incurred and may not represent Manitowoc Foodservice’s results of operations, financial position, or cash flows had it been a stand-alone company during the periods presented. Actual costs that would have been incurred if Manitowoc

Foodservice had been a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. General corporate expenses allocated to Manitowoc Foodservice during the nine months ended September 30, 2015 and 2014 were $19.0 million and $17.9 million, respectively.
All significant intercompany transactions between Manitowoc Foodservice and Manitowoc ParentCo (including its Cranes business) have been included within Net Parent Company Investment in the condensed combined balance sheets. The total effect of the settlement of these intercompany transactions is reflected as a financing activity in the condensed combined statements of cash flows. However, the interest income and expense related to the notes with Manitowoc ParentCo is presented on a net basis in the combined statement of operations. Interest income on the notes with Manitowoc ParentCo for the nine months ended September 30, 2015, and 2014 is net of interest expense on the notes with Manitowoc ParentCo of $0.3 million and $0.9 million, respectively. The notes receivable balances from Manitowoc ParentCo as of the periods ended September 30, 2015, and December 31, 2014, were $278.9 million and $273.9 million, respectively. The notes payable balances to Manitowoc ParentCo as of the periods ended September 30, 2015, and December 31, 2014, were $0.0 million and $6.2 million, respectively.
Guarantees: Certain of Manitowoc ParentCo’s subsidiaries, which includes selected entities that are part of Manitowoc Foodservice, have entered into guarantee agreements with Manitowoc ParentCo whereby these subsidiaries pledge their assets as collateral in the event of default by Manitowoc ParentCo on its debt or interest obligations. However, none of these Manitowoc Foodservice subsidiaries are named as obligors in the debt agreements held in the name of Manitowoc ParentCo. For that reason, Manitowoc ParentCo has not historically allocated debt balances and/or charged out third-party debt related expenses to its Foodservice Segment.
Furthermore, we expect these guarantee agreements will be terminated pursuant to the close of the Spin-Off. Therefore, Manitowoc Foodservice has not recognized any liability associated with the debt held by Manitowoc ParentCo or the asset collateral guarantee in its condensed combined financial statements. No financing costs or interest expense associated with Manitowoc ParentCo’s debt has been allocated condensed combined financial statements.

21. Subsequent Events
The condensed combined financial statements reflect management’s evaluation of subsequent events through November 6, 2015, the date Manitowoc Foodservice's unaudited condensed combined financial statements as of and for the nine months ended September 30, 2015, were available to be issued.